Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

November 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 40-33 – Civil Action Documents Filed With Regard To Medley Capital Corporation et al. (File No. 814-00818)

Ladies and Gentlemen:

On behalf of Medley Capital Corporation (the “Company”), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of:

●	the Verified Complaint for Injunctive Relief filed by FrontFour Capital Group, LLC and FrontFour Master Fund, Ltd., on behalf of themselves and similarly situated stockholders of Medley Capital Corporation, Plaintiffs, vs. Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, Medley Management, Inc., Sierra Income Corporation and Medley Capital Corporation, Defendants, in the Court of Chancery of the State of Delaware on February 11, 2019, captioned In re Medley Capital Corp. S’holders Litig., Cons. C.A. No. 2019-0100 (the “FrontFour Matter”);

●	the Verified Amended Complaint for Injunctive Relief filed on February 12, 2019, which relates to the FrontFour Matter;

●	the Answer and Affirmative Defenses of Defendants Mark Lerdal, Karin-Hirtler-Garvey, John E. Mack and Arthur A. Ainsberg to Plaintiffs’ Amended Verified Complaint for Injunctive Relief, filed on February 25, 2019, which relates to the FrontFour Matter;

●	the Answer of Defendant Sierra Income Corporation to Plaintiffs’ Amended Complaint for Injunctive Relief, filed on February 25, 2019, which relates to the FrontFour Matter;

●	the Answer of the Entity Defendants, Brook Taube, Seth Taube, and Jeff Tonkel to Plaintiffs’ Verified Amended Complaint for Injunctive Relief, filed on February 25, 2019, which relates to the FrontFour Matter;

U.S. Securities and Exchange Commission Division of Investment Management November 12, 2019 Page 2

●	the Verified Class Action Complaint, filed by Stephen Altman, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, Mark Lerdal and John E. Mack, Defendants, in the Court of Chancery of the State of Delaware on March 20, 2019, captioned Altman v. Taube, C.A. No. 2019-0219, which was consolidated with the FrontFour Matter on April 8, 2019;

●	the Memorandum Opinion which relates to the FrontFour Matter, as filed in the Court of Chancery of the State of Delaware on March 22, 2019;

●	the Class Action Complaint filed by Helene Lax, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., Medley Capital Corporation, Medley Management, Inc., Sierra Income Corporation, and Sierra Management, Inc., Defendants, in the Supreme Court of the State of New York, County of New York, on January 25, 2019, captioned Helene Lax v. Brook Taube, et al., Index No. 650503/2019; and

●	the Class Action Complaint filed by Richard Dicristino and Evan Khan, On Behalf of Themselves and All Others Similarly Situated, Plaintiffs, vs. Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., Medley Capital Corporation, Medley Management, Inc., Sierra Income Corporation, and Sierra Management, Inc., Defendants, in the Supreme Court of the State of New York, County of New York, on January 25, 2019, captioned Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019.

If you have any questions regarding this submission, please do not hesitate to call Payam Siadatpour at (202) 383-0278 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Brook Taube, Medley Capital Corporation

Richard T. Allorto, Jr., Medley Capital Corporation

John D. Fredericks, Medley Capital Corporation

Payam Siadatpour, Eversheds Sutherland (US) LLP

IN THE COURT OF CHANCERY OF THE STATE OF DELAWAR

FRONTFOUR CAPITAL GROUP LLC, and FRONTFOUR MASTER FUND, LTD., on behalf of themselves and similarly situated stockholders of MEDLEY CAPITAL CORPORATION,

Plaintiffs,

v.

BROOK TAUBE, SETH TAUBE, JEFF TONKEL, MARK LERDAL, KARIN HIRTLER-GARVEY, JOHN E. MACK, ARTHUR S. AINSBERG, MEDLEY MANAGEMENT, INC., SIERRA INCOME CORPORATION and MEDLEY CAPITAL CORPORATION,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2019-0100-KSJM PUBLIC VERSION FILED FEBRUARY 14, 2019

VERIFIED COMPLAINT FOR INJUNCTIVE RELIEF

Lori Marks-Esterman Adrienne M. Ward Nicholas S. Hirst Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, NY 10019 (212)451-2300	A. Thompson Bayliss (#4379) Abrams & Bayliss LLP 20 Montchanin Road, Suite 200 Wilmington, Delaware 19807 (302)778-1000

Counsel for Plaintiffs FrontFour Capital Group LLC and FrontFour Master Fund, Ltd.

February 11,2019

Plaintiffs FrontFour Capital Group LLC (“FFCG”) and FrontFour Master Fund, Ltd. (“FFMF,” and with FFCG, “FrontFour” or “Plaintiffs”), by and through their undersigned counsel, allege on personal knowledge as to their own conduct, and on information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1.              Plaintiffs are stockholders of Medley Capital Corporation (“MCC” or the “Company”) who seek to block a highly conflicted, three-way transaction orchestrated by Brook and Seth Taube (the “Taube Brothers”) to monetize their controlling stake in Medley Management Inc. (“MDLY”), cement their control of the post-transaction entity and secure a future lucrative fee stream.

2.              The challenged transaction, which was announced on August 9, 2018 (the “Announcement Date”), would combine MDLY with two other entities the Taube Brothers control, MCC, a publicly-traded business development company (“BDC”), and Sierra Income Corporation (“SIC”), a privately-held BDC:1

[1]	Congress established BDCs in 1980 as a category of closed-end investment companies to make capital more readily available to certain types of small businesses. BDCs are subject to regulation by the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 Act”). Regulatory requirements include building a portfolio of diversified investments, distributing a minimum of 90% of their taxable earnings and paying dividends. See 1940 Act §§ 55-65 and regulations thereunder.

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3.              If the transaction proceeds, SIC will first acquire MCC and then MDLY in two separate but cross-conditioned mergers (the “Proposed Mergers”). The transaction will leave SIC as the surviving company, which will then list on the New York Stock Exchange (“NYSE”).

4.              Incredibly, the Proposed Mergers contemplate the payment of $3.44 cash, plus $0.65 in cash dividends and the right to receive 0.3836 shares of SIC stock to holders of MDLY stock. The cash component alone represents an 18% premium to MDLY stockholders; adding the SIC stock component brings the premium to an outlandish 100%.2

[2]	On August 8, 2018, the day before the Announcement Date, MDLY stock closed at $3.45 per share.

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5.              The Proposed Mergers will also reward the Taube Brothers and other members of MDLY management with lucrative employment contracts, despite their miserable track record managing MCC, overseeing MDLY’s two failed sales processes and furnishing projections of MDLY’s revenue growth that are manifestly overstated given its terrible historical performance and dim prospects.

6.              By contrast, MCC stockholders will only receive the right to 0.8050 shares of SIC stock, which provides no premium when compared to MCC’s net asset value (“NAV”). The definitive Proxy filed with the SEC on December 21,2018 (the “Proxy”), states that the value to MCC stockholders is $5.68 per share, based on the NAV of the pro forma combined company ($7.06), and a $6.80 per share value to MDLY stockholders. But those values are totally unrealistic. While MDLY’s $3.44 per share cash component is fixed, SIC stock will trade well below NAV, given the Taube Brothers’ disastrous record managing MCC and the probability that SIC stockholders, who have had no opportunity to exit for five years, will dump their stock once SIC becomes publicly traded.

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7.              In an attempt to convince the MCC stockholders to approve the transaction, the Taube Brothers and their allies continue to claim that (a) by merging with SIC, a much larger fund, MCC will gain access to capital and more favorable borrowing terms, which will in turn lift MCC’s chronically depressed stock price, (b) by merging with MDLY, MCC will benefit from management cost savings and better alignment with investor interests, and (c) MCC will realize the benefit of MDLY’s projected revenues from management of new assets that are projected to be brought into the proposed combined company.

8.              But there is at least one vastly better alternative for MCC and its stockholders. In January 2019, NexPoint Advisors, L.P. (“NexPoint”) has proposed an alternative involving the combination of MCC and SIC which would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders under the Proposed Mergers. NexPoint also proposed to pay $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs, which would realize at least $9 million in annual savings, and to purchase at least $50 million of combined company shares over a five quarter period.

9.              The emergence of this alternative after the announcement of the Proposed Mergers reflects the reality that no one attempted to shop MCC or seriously explore its strategic alternatives prior to signing up for the Taube Brothers’ preferred transaction. This failure is particularly galling because MCC’s NAV is far higher than its stock price, making MCC an attractive target.

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10.            Consistent with the Taube Brothers’ objectives, the Proxy omits key details of two unsuccessful attempts to sell MDLY, suggests that the affiliated companies took adequate steps to protect against conflicts, and implies that MCC had no strategic alternatives. This picture was and remains misleading.

11.            For example, the Proxy heralds the formation by MCC’s Board of Directors (“MCC Board”) of a special committee of MCC’s independent directors (the “MCC Special Committee”) on January 28, 2018. But the MCC Special Committee never met, never retained a financial advisor, and never did anything else of substance (except get paid a monthly retainer) until June 19, 2018, after MDLY ’s sale process failed and MDLY conceived of the Proposed Mergers. The Proxy could more accurately state that the MCC Special Committee’s primary purpose was to rubber-stamp the Proposed Mergers.

12.            Once negotiations regarding a merger began, the MCC Special Committee compounded the problems associated with its late start by irresponsibly agreeing to a no-shop clause that precludes the Company’s most logical alternatives, including the NexPoint proposal.

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13.            The harm from the preclusive no-shop clause became manifest on February 1, 2019, when NexPoint revealed that it had proposed an alternative transaction to MCC and SIC on January 24, 2019, and made a definitive proposal on January 31, yet it had received no response.

14.            MDLY and SIC quickly responded with a press release, stating the respective company boards would adhere “to a rigorous review process.” But MDLY and SIC immediately cast doubt on the “rigorousness” of this process by accusing NexPoint of being “misleading.”

15.            On the morning of February 6, 2019, just four days later and without meeting with NexPoint’s representatives, MCC and SIC simultaneously announced the fait accompli: that they would not pursue NexPoint’s proposal because it was “in the best interests” of the companies’ stockholders to decline.

16.            On February 5, 2019, MCC, SIC and MDLY announced the postponement of their respective special meetings of stockholders to vote on the Proposed Mergers from February 8, 2019, to early March 2019. The special meeting has since been set for March 8, 2019.

17.            In this action, Plaintiffs seek injunctive relief blocking the Proposed Mergers and releasing MCC from the no-shop and termination fee provisions of the governing merger agreement, in order to permit the Company to engage with NexPoint and any other bidder that steps forward.

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THE PARTIES

18.            Plaintiff FFCG is an SEC-registered investment advisor located at 35 Mason Street, Greenwich, Connecticut 06830. FrontFour and its affiliates (including FFMF) are the beneficial owners of 1,674,946 shares of MCC common stock, which constitutes 3.1% of the Company’s outstanding shares.

19.            Plaintiff FFMF is an investment fund managed by FFCG. FFMF is the beneficial owner of 1,633,232 shares of MCC common stock, including 1,031 shares held by FFMF in record name.

20.            Defendant MCC is a Delaware corporation with its principal place of business at 280 Park Ave, 6th Floor East, New York, NY 10017. MCC is a non-diversified closed-end investment company that seeks to invest in small- and middle-market companies through privately negotiated debt and equity securities transactions. MCC is externally managed by MCC Advisors LLC (“MCC Advisors”), a majority owned subsidiary of Medley LLC, which is controlled by MDLY, which is in turn controlled by Medley Group LLC, pursuant to an investment management agreement executed on January 14, 2014 (the “MCC Management Agreement”). The Taube Brothers are the majority and controlling owners of Medley Group LLC. MCC is named as a defendant solely for the purpose of securing Plaintiffs’ requested relief.

 8

21.            Defendant Brook Taube is the Chief Executive Officer (“CEO”) and Chief Investment Officer (“CIO”) of MCC and the Chairman of the MCC Board. He co-founded MDLY with Seth Taube in 2006. He is conflicted because he serves as Co-CEO of MDLY and as Co-Chairman of the MDLY board of directors (the “MDLY Board”), along with his brother Seth Taube. Brook Taube is also the Managing Partner of MCC Advisors and Senior Portfolio Manager of the private investment funds managed by MDLY since 2007. Brook Taube has served on the board of directors of SIC (the “SIC Board”) since its inception in 2012. He currently serves on the investment committee for SIC Advisors LLC (“SIC Advisors”), the investment adviser to SIC, as well as serves as a Trustee of the Sierra Total Return Fund (“STRF”) and on the investment committee of STRF Advisors LLC, the investment adviser to STRF. Brook Taube is interested in the Proposed Mergers because he controls, with Seth Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock through ownership of MDLY Class B common stock.3 He will be Chairman and CEO of the combined company and stands to benefit from a lucrative employment package, with a base $600,000 annual salary and $3,200,000 bonus if performance objectives are met.

[3]	The majority of MCC shares controlled by the Taube Brothers are owned by Medley Seed Funding LLC (“Medley Seed”), a limited liability company controlled by Medley LLC. Medley Group LLC, which is wholly owned by MDLY’s pre-IPO founders, holds all outstanding shares of MDLY’s Class B stock.

 9

22.            Defendant Seth Taube has served on the MCC Board since its inception in January 2011. He is conflicted because he serves as co-CEO of MDLY and as co-Chairman of the MDLY Board, along with his brother Brook Taube. Seth Taube has also served as Chairman of the SIC Board and CEO of SIC since its inception in April 2012 and as a Trustee of STRF since January 2016. He is interested because he holds controls, with Brook Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock. He will be Vice Chairman, Senior Executive Vice President and Senior Managing Director of the combined company and stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

23.            Defendant Jeff Tonkel has been a director of MCC 2014. He is conflicted because he is a Director and the President of MDLY and the President of SIC. He is interested in the Proposed Mergers because he holds 15,000 shares of MCC stock and 6% of the units in Medley LLC, which are exchangeable for shares of MDLY Class A stock. He will serve as President of the combined company and also stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

 10

24.            Defendant Arthur S. Ainsberg has been a director of the Board since 2011 and is Chairman of the Nominating and Corporate Governance Committees. For his service as an MCC director, Ainsberg has been paid an aggregate of $1,034,923. He owns only 3,000 shares of MCC stock, which were purchased in 2012.

25.            Defendant Karin Hirtler-Garvey has been a director of the Board since 2011 and is Chairman of the Compensation Committee. For her service as an MCC director, Hirtler-Garvey has been paid an aggregate of $1, 158,087. She owns only 3,000 shares of MCC stock, which were purchased shortly after the IPO. She is interested in the Proposed Mergers because she will be appointed a Director of the combined companies, where she will earn at least $200,000 annually.

26.            John E. Mack has been a director of the Board since 2011 and is Chairman of the Audit Committee. For his service as an MCC director, Mack has been paid an aggregate of $1,258,265. He owns only 7,000 shares of MCC stock, which were purchased in 2012. He is interested in the Proposed Mergers because he will be appointed a Director of the combined companies, where he will earn at least $200,000 annually.

 11

27.            Defendant Mark Lerdal has been a director of the Board since 2017. For his two years of service as an MCC director, Lerdal has been paid $288,702. He does not own any shares of MCC stock.

28.            Defendant MDLY is a publicly traded asset management firm run by its co-CEOs, Defendants Brook and Seth Taube, and is the parent of several registered investment advisors (collectively, “Medley”). On September 24, 2014, MDLY completed its public offering and listed its shares on the NYSE. MDLY is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. Ultimately, MDLY manages over $4.8 billion in assets, including those owned by MCC and SIC.

29.            Defendant SIC is a non-traded BDC. SIC was launched by MDLY in April 2012 as its first public non-traded permanent capital vehicle and is externally managed by SIC Advisors LLC, an affiliate of MDLY. SIC is an affiliate of MCC, as MDLY controls (either directly or indirectly) the investment managers of both SIC and MCC. SIC is named as a party to the Complaint to the extent necessary for the granting of injunctive relief.

 12

30.            MDLY’s most recent Form 10-K, which was filed with the SEC on March 29, 2018, presents the MDLY management structure, including MCC Advisors, as follows:

FACTUAL ALLEGATIONS

A.           The Taube Brothers Destroy Massive Value at MCC.

31.           Since its IPO on January 19, 2011, MCC has been under the constant stewardship of MCC Advisors, which in turn has been controlled by the Taube Brothers.

 13

32.            Pursuant to the MCC Management Agreement, MCC Advisors controls all relevant aspects of MCC’s investment-based business. MCC pays MCC Advisors fees for its investment advisory and management services, consisting of a base management fee and a two-part incentive fee.

33.            According to the Form 10-K filed by MCC for the year ended September 30, 2018, which was filed December 14, 2018 (“2018 MCC Form 10-K”), MCC has paid $51.3 million to MCC Advisors for the past three fiscal years. Along with the MCC Management Agreement, MCC entered into a separate administration agreement with MCC Advisors (the “MCC Administration Agreement”) - itself worth significant fees to Medley - ensuring that MCC Advisors controls virtually every aspect of MCC’s operations. Both the MCC Management Agreement and MCC Administration Agreement must be approved annually and may be terminated by either party upon 60 days’ written notice without penalty.

34.            In addition to rewarding the Taube Brothers, the Form 10-K filed by MDLY for the year ended December 31, 2017 (the “2017 MDLY Form 10-K”) discloses that a third Taube brother, Christopher, serves as MDLY’s Senior Managing Director, Head of Institutional Fund Raising. Christopher Taube received total compensation valued at $1.2 million in 2017.

 14

35.            The rich compensation paid to MCC Advisors and members of the Taube family has not resulted in strong market returns for MCC stockholders. Between its IPO and the Announcement Date, MCC’s stock plummeted by approximately 72%, during a period of sustained stock market and sector share price increases. MCC’s cumulative return during that period was -34%, while the return of the S&P 500 Index was +161%. MCC’s performance was equally dismal compared to peers and cannot be blamed on any trouble within the BDC sector. As the following chart shows, the S&P BDC Index has had a positive 57% return since the date of MCC’s IPO:4

[4]	Bloomberg data.

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36.           This poor performance is not surprising, because by every industry measure the fund has been in a steady decline:5

		Fiscal Year Ended September 30,
	2011	2012	2013	2014	2015	2016	2017	2018
Share Price	$10.08	$14.07	$13.79	$11.81	$7.44	$7.63	$5.97	$3.82
NAV	$12.57	$12.52	$12.70	$12.43	$11.00	$9.49	$8.45	$5.90
Price / NAV Dividend	0.80x	1.12x	1.09x	0.95x	0.68x	0.80x	0.71x	0.65x
	$0.37	$1.20	$1.45	$1.48	$1.27	$1.12	$0.76	$0.52
NII	$0.56	$1.31	$1.53	$1.58	$1.27	$0.97	$0.67	$0.23
Surplus / (Shortfall)	$0.19	$0.11	$0.08	$0.10	$0.00	($0.15)	($0.09)	($0.29)

37.           The deterioration in MCC’s net investment income (“NII”) and dividend are particularly dramatic. NII, a measure of the income received from investment assets (bonds, stocks, funds, loans and other investments), minus equivalent investment expenses, is a key metric in measuring BDC performance and serves as a proxy for a BDC’s earning power. Since 2014, NII has plunged by 85% (from $1.58 to $0.23 per share), and the dividend has fallen by 65% (from $1.48 to $0.52 per share). Moreover, because dividends have exceeded NII, MCC has operated with an unsustainable shortfall since 2016.

[5]	MCC’s fiscal year ends on September 30. All data is compiled from MCC’s Form 10-Ks filed with the SEC, including the MCC 2018 Form 10-K; the Form 10-K for the 2017 fiscal year filed December 7, 2017 (“2017 MCC Form 10-K”); the Form 10-K for the 2016 fiscal year filed December 8, 2016; and the Form 10-K for the 2015 fiscal year filed December 4, 2015.

 16

38.            As of the Announcement Date, MCC had the largest discount to NAV (53%) of any BDC, and the lowest annual return (-38.6%). Nothing has improved in the past few months, and as of year-end, MCC has continued to languish at a 55% discount to NAV—the single largest NAV discount among the 46 BDCs covered by Raymond James’ investment banking group in their “BDC Weekly Insight” report (published January 3, 2019) and nearly 3x the BDC average discount of 19%. Industry.

39.            Despite MCC Advisors’ abysmal performance and fact that the MCC Management and Administration Agreements could be terminated without penalty, the MCC Board has routinely extended both agreements for an additional year, most recently on November 29, 2018.

40.            The extensions alone raise questions concerning the independent directors of the MCC Board’s competence and engagement. Since 2011, none of the currently serving independent directors have ever elected to receive MCC stock in lieu of cash compensation, and none of the independent directors have acquired shares in the Company since 2012. This indicates a serious misalignment between the interests of MCC’s independent directors and its stockholders.

 17

41.           The misalignments are also reflected in the independent directors’ pay. For the fiscal year ended September 30, 2017, MCC compensated its independent directors in amounts ranging from $148,000 to $165,000. MCC’s director compensation is unjustified in comparison to BDC peers, many of which pay in the same range - or less - despite having substantially more assets under management and positive returns:

Comparable BDC Performance and Director Compensation[6]
BDC	Total Assets ($ millions)	Price/NAV	1 Year Total Return	2017 Director Compensation
MCC	$ 826	0.53	(38.6%)	$148,000 – $165,000
NMFC	$ 2,206	1.04	8.5%	$117,455 – $126,060
GSBD	$ 1,263	1.22	5.5%	$130,000 – $170,000
HTGC	$ 1,793	1.33	13.5%	$153,099 – $178,099

B.            MDLY Considers a Sale but Fails to Generate Interest in its Management Services

42.           After years of destroying MCC’s share price and market reputation, MDLY began looking for a profitable escape route. In May 2017, certain senior members of MCC Advisors, including the Taube Brothers, Jeff Tonkel, and Christopher Taube (collectively, “Medley Management”), began shopping MDLY and MCC Advisors to potential bidders. Although they retained UBS and Credit Suisse to conduct outreach, the process ultimately failed. No bids progressed beyond the initial indication of interest stage.

[6]	Source Data: Performance data is taken from the Sandler O’Neill Fairness Opinion provided by the Company in the 220 Production (MCC220000567). 2017 Director Compensation for each BDC Comparable is taken from the respective companies’ public SEC filings: the MCC 2017 Form 10-K; New Mountain Finance Corporation (“NMFC”) Schedule 14A, filed March 14, 2018; Goldman Sachs BDC, Inc. (“GSBD”) Schedule 14A, filed May 22, 2018; Hercules Technology Growth Capital, Inc. (“HTGC”) Schedule 14A, filed June 28, 2018. The table excludes compensation for Lerdal and MCC’s former director Robert Lyons, each of whom served only part of the year and were compensated on a pro rata basis.

 18

43.            In October 2017, MDLY retained the services of Goldman Sachs & Co. LLC (“Goldman”) and Broadhaven Capital Partners (“Broadhaven”) to restart the process and reach out to potential bidders. At MDLY’s direction, Goldman and Broadhaven invited thirty-eight potential strategic partners or buyers to participate in the preliminary round of a two-round sale process.

44.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                             , although the Taube Brothers and Tonkel sat on the MCC Board and had to know any strategic transaction would have a substantial impact on MCC stockholders.

45.            Despite the broad outreach by Goldman and Broadhaven, MDLY only received three “viable” first-round, nonbinding indications of interest. Only one bidder (“Party X”) made a second-round proposal. From January 12, 2018 through January 24,2018, MDLY and Party X engaged in negotiations, which resulted in the exchange of numerous proposals and counter-proposals.

 19

46.            Based upon these negotiations, on January 26, 2018, the MCC Board established the MCC Special Committee, consisting of Arnsberg, Hirtler-Garvey, Mack and Lerdal, with Ainsberg serving as chair, to consider and evaluate the impact on MCC of a sale of MDLY to a third party that would result in the assignment of the MCC Management Agreement.

47.            The MCC Board approved compensation for the MCC Special Committee, with each member to receive a $25,000 retainer upon the committee’s formation and a monthly stipend of $15,000 for the chair and $10,000 per month for all other members.

48.            Although the MCC Special Committee was formed on January 26, 2018, documents produced in response to Plaintiffs’ 220 Demand (the “220 Production”) indicate that

49.            Despite the lack of any visible work, the MCC Special Committee was paid at least a total of $280,000 between January and June 2018.

 20

50.            At that time the Taube Brothers were under immense financial pressure, as MCC’s poor performance had drastically reduced MCC Advisors and therefore MDLY’s revenues. Each quarter, base management fees paid to MCC Advisors had decreased due to the decline in MCC’s portfolio, falling from $19.5 million to $17.8 million from 2016 to 2017. The incentive fee had precipitously fallen from $8.0 million to $0.9 million in the same period, and MCC Advisors was not on target to receive any incentive fees from MCC in 2018. Faced with a growing deficit and the need to pay a dividend to MCC stockholders, on May 4, 2018, MCC Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018.

51.            The Taube Brothers were also under increasing pressure due to the terms of a joint venture agreement entered into on June 3, 2016, between Medley LLC and affiliates of Fortress Credit Advisors, LLC (“Fortress” and “Fortress Agreement”), by which Fortress had provided the majority of funding for Medley Seed’s purchase of MCC common stock. The terms of the Fortress Agreement require Medley LLC to pay to Fortress “an 8% preferred distribution, 15% of the Joint Venture’s profits, and up to 8% of the net advisory revenues from one of Medley LLC’s subsidiaries.” By May 2018, Medley LLC was at risk of default under the Fortress Agreement due to MCC’s weakening state and non-sustainable payment of dividends. The 220 Production suggests that                                                                                                                                               (MCC220_9554.)

52.            MDLY apparently recognized that bidders saw little value in MDLY itself, particularly with the Taube Brothers at the helm. On May 15, 2018, Brook Taube emailed two MDLY employees regarding                                                                                                                                                    (MCC220_011525.)

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53.            Ultimately, Party X was interested only in an asset purchase - an unappealing structure for MDLY because it would cut off its lucrative management fees. In June 2018, MDLY broke off engagement with Party X and all other potential counterparties because it was unable to find any viable indication of interest “that was worth pursuing.”

54.            The MDLY sales process reflected that the real value existed at MCC and SIC. But, under the current structure, the Taube Brothers could not appropriate the value of those businesses for themselves.

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C.           The MCC Special Committee Serves as Window Dressing to Approve the Proposed Mergers.

55.            The MDLY Board decided to turn its attention to a more lucrative option than any asset purchase by a third party could be: rolling up SIC and MCC with MDLY. Through this structure, MDLY Management could “triple dip” by (i) cashing out their interests in MDLY at a higher price than any third party would pay, (ii) keeping their fee stream alive in the form of newly negotiated employment agreements, and (iii) receiving disproportionate consideration for their increased equity in any subsequent sale of the Combined Company.

56.            On June 19, 2018, the MCC Board expanded the MCC Special Committee’s mandate to evaluate the Proposed Mergers’ impact to the MCC stockholders. The MCC Special Committee had the authority to, among other things, evaluate the terms and conditions of the Proposed Mergers or any alternative thereto and determine whether the Proposed Mergers and any alternative thereto were “advisable and [fair] to, and in the best interests of [MCC] and its stockholders.”

57.            For multiple reasons, the Special Committee process came nowhere close to cleansing the conflict-plagued process.

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58.            First, the Special Committee became involved far too late. During MDLY’s outreach to potential bidders in 2017 and early 2018, the MCC Special Committee did nothing except collect its monthly fee. The MCC Special Committee’s absence early in the process had a critical impact. For example, the confidentiality agreements that MDLY executed with twenty-four potential strategic acquirers during its sales process included standstill provisions preventing the signatories from making bids for MCC, absent MDLY’s consent. Thus, MDLY and its management team effectively blocked a wide range of potential bidders for MCC from making bids without first securing MDLY’s blessing.

59.            Second, once the MCC Special Committee’s mandate expanded, MDLY Management inserted itself in every stage of the deliberations. For example, “at the direction of MDLY,” representatives of Goldman, advisor to the MDLY Board and highly incentivized to monetize MDLY, were present in the July 11, 2018 meeting of the MCC Special Committee. During that meeting, the MCC Special Committee reviewed the Proposed Mergers and the Challenges MCC would face as a standalone entity. Documents in the 220 Production indicate that

60.            Third, the MCC Special Committee only retained its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) on June 29, 2018, approximately forty days before the Announcement Date. This was far too late for the MCC Special Committee to have played an adequate role in managing the process or evaluating earlier proposals that may not have attracted the Taube Brothers, but may well have offered greater value to MCC.7

[7]	Although the conflicts in the Proposed Mergers are particularly obvious, the special committee formed by SIC’s Board of Directors retained Broadhaven as its “independent financial advisor,” even though MDLY had previously retained Broadhaven in 2017 to reach out to potential bidders and that engagement had not terminated until just a few weeks prior to its retention by SIC.

 24

61.            Fourth, the MCC Special Committee appears not to have explored alternatives, including an asset sale to Party X, a combination with an unaffiliated BDC or any number of other options. For example, the MCC Special Committee could have negotiated for a waiver of the NDA provisions prohibiting outreach to MCC that MDLY had required bidders to agree upon during its failed sales processes. The MCC Special Committee could have explored terminating MCC Advisors’ investment management agreement and engaging an unaffiliated fund manager. The MCC Special Committee could also have engaged in direct negotiations with the two parties who submitted IOIs to MDLY on June 22, 2018 (“Party A”) and July 30, 2018 (“Party B”), or, at a minimum, reviewed those IOIs to gain an understanding of MDLY’s value proposition. Had they done so, the MCC Special Committee would have learned that Party A was prepared to offer MDLY a 47% premium and Party B a 39% premium, nothing near the 100% MDLY negotiated for itself in the Proposed Mergers.8 Nothing in the 220 Production indicates that

[8]

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62.            Fifth, the Proxy indicates that MCC Special Committee and Sandler O’Neill took the forecasts of MDLY provided by MDLY Management (the “MDLY Projections”) at face value, even though they were prepared by a conflicted management team, do not appear to have been prepared in the regular course of business and are manifestly unreasonable.

63.            Though MDLY’s revenue and EBITDA decreased by 17% and 31%, respectively, between 2016 and 2018, the MDLY Projections forecast revenue and EBITDA increasing by 67% and 106%, respectively, over the next three years.9

64.            The notion that the Taube Brothers and MDLY’s management team could attract hundreds of millions of dollars of additional investments to support a projected increase of management fees to $40 million in four years, is laughable. They were terrible money managers. The data collected by Sandler O’Neill shows MCC - denominated as “Montauk” - at the bottom of its class of 42 BDCs, having both the poorest market cap to NAV ratio (0.53), and poorest total return for the past 3 month (-19.8%) and 1 year periods and (-38.6%).

[9]	See Schedule 13E-3 filed by MDLY (November 7, 2018) (Barclay’s Presentation titled “Project Integrate,” dated August 9, 2018 (“Barclay’s Presentation”)).

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65.            Nothing in the 220 Production suggests that

(See MCC220_010365-MCC220_10370.)

66.            Based upon MDLY’s SEC filings, it appears that neither opportunity closed, and the Management Fee Review mentions

 27

67.            Party X appears to have kicked the tires and discounted the projections. The MCC Special Committee and its advisors accepted what the Taube Brothers fed them at face value.

68.            Sixth, the MCC Special Committee spent almost no time considering the impact of chaining MCC stockhloders to MDLY Management, although that structure was supposedly a key part of the value proposition. Upon closing of the Proposed Mergers, the Taube Brothers and Tonkel are to receive lucrative contracts providing for $1,960,000 base salary and up to $6,700,000 in bonus compensation, with brother Christopher to receive a $360,000 base salary and up to $1,650,000 bonus compensation. This increased compensation will overwhelm the “synergies” of the Proposed Mergers and Contributed to Barclays conclusion that “net synergies” arising from the Proposed Mergers would be negative.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                  This was and is unacceptable. If the Proposed Mergers proceed, MCC stockholders will receive SIC shares and will effectively pay munificent compensation to the same people who destroyed MCC’s value in the first place.

69.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                 The MCC Special Committee apparently never considered, or cared, that MDLY Managements’ continued employment and entrenchment, given their deplorable track record with MCC, would likely push down the trading price of the combined entity and further deprive MCC stockholders of substantial value.

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D.	MDLY Pushes Through a Conflicted Transaction That Substantially Devalues MCC Without Resistance from the MCC Special Committee

70.           On August 9, 2018, Sandler O’Neill presented its opinion that the MCC Merger Consideration was fair to MCC stockholders from a financial point of view (the “Fairness Opinion”). The Fairness Opinion focused exclusively on the purported value of the MCC Merger Consideration (the right to receive $0.8050 of SIC stock per share) and said nothing about whether (i) the Proposed Mergers contemplated payment of an unjustified premium to MDLY, (ii) the payment of cash consideration to MDLY stockholders or (iii) the rich compensation to MDLY management would have a disproportionate impact on the pro forma company. Nor did the Fairness Opinion address whether termination of the various agreements with MDLY or some other option was superior. Sandler O’Neill also failed to evaluate the trading value of SIC common stock or the likely trading value of pro forma company stock.

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71.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                   (MCC220_000554-MCC220_000555.)

72.            After receiving the Fairness Opinion, the MCC Special Committee recommended that the MCC Board approve the Proposed Mergers.

E.	The Proposed Mergers Undervalue the Company and Overvalue MDLY

73.            The Proposed Mergers significantly undervalue the Company and will handsomely reward MDLY. The deal implies a transaction price (based on MCC’s pre-announcement stock price) to MCC’s September 30, 2018 NAV multiple of 0.55x. This valuation falls well below the valuation range for externally managed BDCs derived by Broadhaven. Using both precedent transactions and comparable public companies, Broadhaven derived an average valuation range of 0.76x and 0.92x, respectively: 38% - 69% above the MCC valuation implied by the merger consideration.

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74.            Further underscoring this valuation discrepancy, using precedent transactions, Sandler O’Neill derived mean and median transaction price/NAV multiples of 0.79x and 0.86x, respectively.

75.            By accepting a below-market valuation of 0.55x for MCC shares, an excessive amount of deal consideration offered by SIC is earmarked for holders of MDLY, the entity controlled by MDLY Management. In addition, MDLY holders will receive approximately 64% of the deal consideration in cash, while MCC holders will receive only SIC stock. If the individuals controlling MDLY were truly aligned with stockholders of MCC, they would have pushed for SIC to pay closer to 0.8x to 1 .0x NAV for MCC’s assets while making an offer with a considerable cash component. As currently structured, the proposed transaction leaves MCC stockholders with the prospect of holding only SIC stock, without the certainty of cash consideration that MDLY holders will receive.

76.            By contrast, MDLY holders will receive a 100% premium, despite the fact that no bidders were willing to pay anywhere close to that during a Goldman-run auction process. In fact, the Offers from Party A and Party B made close in time to the Announcement Date implied far lower premiums (47% and 39% respectively).

77.            Relying on multiples derived from precedent transactions, the Proxy indicates that Goldman Sachs valued MDLY at only $1.43 to $2.70 based on MDLY’s EV/LTM EBITDA as of June 30, 2018 - well below the $3.44 cash component of the MDLY Merger Consideration, and even further below the alleged aggregate $6.80 MDLY Merger Consideration.

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F.	Management Resists FrontFour’s Attempts to Engage; Stockholder Opposition Emerges

78.            Between the Announcement Date and the public disclosure of the NexPoint proposal, MCC’s share price fell approximately 4%, while MDLY’s price surged 43%.

79.            FrontFour, one of MCC’s largest non-affiliated stockholders, repeatedly attempted to communicate its concerns privately, beginning with extensive efforts at outreach to Sam Anderson, Senior Managing Director and Head of Capital Markets at Medley. After realizing that Mr. Anderson would not provide any substantive information, FrontFour attempted to engage directly with the MCC Special Committee.

80.            MCC CEO Brook Taube and others in management intervened and prevented FrontFour from having a prompt and direct discussion with the MCC Special Committee by, among other things, refusing to schedule an in-person meeting, delaying for weeks before even scheduling a call, and insisting that management participate despite clear conflicts of interest. When the call finally occurred on November 13, 2018, MCC provided only inadequate, generic responses.

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81.            On December 13, 2018, after numerous failed attempts to reach the MCC Board, FrontFour issued an open letter to MCC stockholders, urging them to vote against the Proposed Mergers.

82.            Unsurprisingly, other major stockholders have also signaled their opposition to the Proposed Mergers. On December 19, 2018, another stockholder holding approximately 3% of MCC’s shares, Moab Capital Partners LLC (“Moab”) issued its own open letter, in which it raised similar concerns and noted, among other things, that MDLY and the Taube Brothers had reaped over $100 million in fees from MCC stockholders over the years, while MCC stockholders were left with hundreds of millions of dollars in losses. Moab calculated that while the Proposed Mergers would dilute MCC stockholders by 8%, the Taube Brothers would sell their MDLY shares for an impressive 109% premium to MDLY’s closing price prior to the Announcement Date. Moab recommended terminating the Company’s investment management contracts and pursuing a sale of MCC without MDLY and the Taube Brothers.10

[10]	At least two other institutional holders, BLR Partners and Roumell Asset Management, LLC (“Roumell”), have independently expressed opposition to the Proposed Mergers. These stockholders, with Moab and FrontFour, represent approximately 10.7% of the outstanding shares of MCC.

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G.	MCC, MDLY and SIC file the Misleading Proxy

83.            On December 21, 2018, MCC filed the Proxy (which exceeds 1,400 pages including exhibits) and announced that it had scheduled a special meeting of stockholders to approve the Proposed Mergers for February 8, 2019. The Proposed Mergers were originally expected to close in Ql 2019, upon the satisfaction of certain closing conditions.11

84.            The first page of the Proxy “sells” the MCC Merger Consideration as a value enhancement, by stating value based upon the NAV of the combined company:

[11]	425 filed by MDLY (Aug. 9, 2018).

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The summary information does not disclose up front that the $5.68 merger consideration is entirely theoretical, as SIC’s future trading price is not knowable.

85.            The Proxy also makes misleading representations that the Proposed Mergers will be “accretive” to MCC stockholders, in “that the total implied value of the MCC Merger Consideration to be received by the unaffiliated MCC Stockholders in the MCC Merger is expected to result in an estimated 18.52% accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings.”

86.            The statement is misleading, as it relies upon MDLY’s unrealistic financial projections, derived from the “Other” revenue central to its July 2018 growth projections for the proposed combined company. To add to the confusion, the MDLY projections containing “Other” revenue are not contained in the Proxy, but in the Barclay’s Presentation, which was separately filed by MDLY on November 7, 2018, where MCC stockholders would be least likely to find them.

87.            The aggressive revenue projections drive a projected increase in NII of the combined company. But the projected growth in NII at SIC would only be possible if it issued shares, and the Barclays presentation incorrectly fails to account for those issuances.

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88.            The misleading disclosures in the Proxy continue, including (1) claims that basic, readily obtainable metrics concerning previous IOIs submitted by third parties to MDLY were unquantifiable, and (2) the omission of any mention of the obligations MDLY owes to Fortress Credit Advisors (“Fortress”), which created desperation on behalf of MDLY as well as a direct conflict of interest between MDLY and MCC with respect to any separate sale or liquidation of MCC.

89.            The deal documents were attached to the Proxy. Section 7.10, No Solicitation, of the Merger Agreement between MCC and SIC provides the terms on which of the MCC Board may consider competing proposals. The Proxy concedes that the provision is a “potentially negative” factor:

[T]he fact that the MCC Merger Agreement precludes MCC from actively soliciting competing proposals and MCC may not terminate the MCC Merger Agreement to accept a competing proposal from a third party unless the MCC Board (or the MCC Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MCC would be required to pay the termination fee.

The Proxy nowhere makes clear, however, that the MCC Special Committee never tested the waters and had no way to know the contours of possible transactions, so as to objectively define “superior proposal” or to negotiate an appropriate nonsolicitation provision.

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90.            Section 9.4 of the Merger Agreement provides for a fee in the amount of $6 million as a “Termination Fee.”

H.	FrontFour Files the Books and Records Litigation after MCC Delays Producing Responsive Documents

91.            On December 28, 2018, Plaintiff FFCG served MCC with a sworn demand for books and records (the “Demand”) pursuant to 8 Del. C. § 220. The stated purposes of the demand were to investigate: (i) whether the members of the MCC Board or third parties, including MDLY, breached their fiduciary duties in connection with the Proposed Mergers; (ii) whether any person or entity, including MDLY, aided and abetted any fiduciary’s breach of fiduciary duty in connection with the Proposed Mergers; (iii) whether the members of the MCC Board were independent with respect to the Proposed Merger and any related matters; (iv) the valuation of FrontFour’s shares; (v) whether to solicit stockholders to vote against the Proposed Mergers and/or pursue a sale of MCC separately from MDLY involvement; (vi) whether to otherwise communicate with MCC stockholders in advance of the vote on the Proposed Mergers; (vii) whether to press the MCC Board to terminate any or all of its various management and administration agreements with MCC’s MDLY-related entities, or call a stockholder vote to effect the same; and (viii) whether to pursue a pre-closing injunction or post-closing money damages claim in relation to the Proposed Mergers. On the same day, Plaintiff FFMF served MCC with a sworn demand for books and records for MCC’s stockholder list and related materials (the “Stockholder Demand”).

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92.            In view of the February 8, 2010 meeting date, FrontFour pressed MCC for the books and records, but MCC stalled and refused to negotiate production terms. On January 11, 2019, FFCG sued for books and records and moved for expedited proceedings. (Trans. ID 62843920). On January 14, 2019, an FFCG filed an Amended Complaint that added FFMF as a Plaintiff.

93.            On January 16, 2019, the Court granted Plaintiffs’ motion to expedite and scheduled a books and records trial for January 23, 2019.

94.            On January 22, the parties submitted a stipulation and proposed order governing MCC’s pre-vote production (the “220 Stipulation), which eliminated the need for a pre-vote books and records trial. The Court entered the 220 Stipulation on January 24, 2019. (Trans. ID 62893117). Defendants purportedly completed their rolling production of documents in satisfaction of their obligations under the 220 Stipulation on January 28, 2019.

I.	The Taube Brothers And Their Allies Solicit Votes through Misleading Press Releases

95.            During this time period, MCC issued numerous press releases and other investor communications designed to encourage “for” votes.

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96.            Although the market price of MCC stock had initially risen 12% after the Announcement Date, reaching a high of $4.03 per share on August 31, 2018, the stock steadily trended downward thereafter. By December 13, 2018, the date FrontFour issued its first public letter, the stock had closed at $3.25 per share. The downward trend continued into January 2019.

97.            On January 17, 2019, MCC filed an investor presentation with the SEC. In it, MCC sought to discredit concerned stockholders by misleadingly blaming the “campaign of activist stockholders for the price drop.” The statement was patently untrue. It not only ignored that the price been tumbling without any help from third parties since 2013, but also that the stock had dropped precipitously on December 4, 2018, after MCC released earnings and announced it had written NAV down from $6.43 to $5.90 a share, or 9%.

98.            On January 26, 2019, ISS, one of the leading proxy advisory firms, issued its initial report on the Proposed Mergers. The ISS report is not readily available to retail investors, who constitute the majority of MCC stockholders, so the Company issued a press release.

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99.            The MCC press release announced only that ISS, had recommended a vote “For” the merger. The press release misleadingly omitted that ISS recommended the “For” vote due to the absence of any other alternative. ISS termed the Proposed Mergers “underwhelming”, because:

Shareholders have limited visibility regarding the value they are receiving, given that Sierra shares are not publicly traded. Moreover, the deal appears to disproportionately favor an external manager (Medley) that has demonstrated a poor track records of managing MCC assets... Shareholders could reasonably opt to reject the proposed terms on these bases.

ISS also flagged the process failures:

The board’s decision to forgo an auction process for MCC is a cause for concern, since investors lack market-based evidence that the deal presented in fact represents the best available alternative for MCC shareholders.... In addition, the potential acquirers that participated in the MDLY sales process may have had limited ability to engage directly with MCC. For example, the proxy states that Party X indicated it had preference for an asset purchase transaction rather than a merger. Considering that MDLY has no assets, it would be fair to assume that the interest related to MCC or Sierra assets; however, further details of Party X’s interest were not disclosed.”

(emphasis added.).

J.	MCC’s Productions Reveal Highly Material Disclosure Violations

100.          Between January 18, 2019 and January 28, 2019, MCC produced approximately 900 documents in response to the Demand.

101.          On January 30, 2019, Plaintiffs sent the MCC Board a letter identifying several disclosure flaws that required correction, including that the Proxy (1) incorrectly claimed that basic, readily obtainable metrics concerning previous IOIs submitted by third parties were unquantifiable, (2) failed to provide any explanation of the opaque “Other” revenue central to its July 2018 growth projections for the proposed combined company, and (3) omitted any mention of MDLY’s payment obligations to Fortress.

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102.          On the afternoon of February 1, 2019, the Company represented to FrontFour that it intended to supplement its disclosures to MCC investors in some undefined way at an unidentified time the following week.

K.	MCC Tries To Bury The Plainly Superior NexPoint Proposal

103.          On February 1, 2019, NexPoint issued a press release disclosing that it had submitted an unsolicited expression of interest to MCC on January 24, 2019. NexPoint also disclosed that it had made a specific proposal to MCC and SIC on January 31, 2019 that contemplated a simplified merger of MCC into SIC while terminating and replacing MDLY as their investment manager.

104.          NexPoint effectively proposes to merge MCC and SIC and then NexPoint would serve as the combined company’s investment manager. The NexPoint proposal would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders in the Proposed Mergers. The NexPoint proposal also contemplates the payment of $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs (that would realize at least $9 million in annual savings), and to purchase at least $50 million of combined company shares over a five quarter period.

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105.          At no point prior to NexPoint’s February 1 press release did MCC disclose to its stockholders or to Plaintiffs that NexPoint had expressed any interest in a deal, let alone that it had submitted a serious proposal offering value to MCC stockholders superior to the consideration in the Proposed Mergers. Apparently, the Company had no intention of disclosing this offer to investors and instead hoped that NexPoint would simply go away so that MCC could proceed with the Taube Brothers’ preferred deal (they would lose their roles at MCC under the NexPoint proposal).12

106.          Also on February 1, 2019, Glass Lewis, the other leading proxy solicitation firm, recommended that stockholders vote against the Proposed Mergers, writing:

We believe there is ample cause for concern with management’s track record at MCC, raising questions about its ability to meet internal financial projections that appear highly optimistic and to generate substantial returns for shareholders.... The MCC Board does not appear to have taken sufficient steps to review potential alternative transactions prior to the proposed merger agreement.... Market valuations and recent transactions in the BDC space suggest there could be interest in acquiring MCC at a significant premium to the current share price.

[12]	The 220 Production revealed that

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107.          The NexPoint Proposal offered the MCC Special Committee the opportunity to rectify their prior breaches of fiduciary duty. But they did not do so. Instead, on February 2, 2019, MCC and SIC issued a vague press release characterizing NexPoint’s February 1 description of its transaction proposal as “misleading.” The press release then professed that “[t]he MCC Special Committee and the Sierra Special Committee and the respective Boards of MCC and Sierra, adhering to a rigorous review process - consistent with their fiduciary duties and in consultation with their respective independent legal and financial advisors - will carefully review the letter and respond to NexPoint as appropriate.”

108.          On February 4, 2019, ISS issued a Proxy Alert to advise that, based upon NexPoint’s competing proposal, it was now recommending a vote “Against” the Proposed Mergers. Although MCC had issued a press release on January 26, 2019 to announce the ISS “For” recommendation, it provided no update when, on February 4, 2019, ISS reversed it.

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L.	MCC Issues Inadequate Supplemental Disclosures, Delays the Vote, and Provides Incomplete Reasons For Delay

109.           On February 4, 2019, FrontFour filed a letter with the Court requesting an emergency hearing on an application for a temporary restraining order enjoining MCC from proceeding with the scheduled February 8 vote on the Proposed Mergers until MCC’s stockholders had time to absorb the Company’s anticipated supplemental disclosures.

110.           On February 5, 2019, MCC finally issued a Form 8-K with the supplemental disclosures it had promised -just three days before the scheduled vote on the Proposed Mergers was to take place. The supplemental disclosures are inadequate. While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

111.           The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures simply raise more questions by purporting to show rapid revenue growth from unnamed “New Advisory Clients” in products which, in some cases, do not even exist yet.

112.           The supplemental disclosures also fail to address the error in the Barclays presentation that understate the dilutive effect of share issuances.

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113.          The supplemental disclosures superficially address MDLY’s relationship with Fortress, pointing to disclosures made outside the Proxy, but they fail to provide sufficient detail, leaving MCC stockholders to guess the meaning of “certain redemption rights” Fortress may have over a $50 million MCC joint venture. Given the complexity of the Proposed Mergers and sheer length of the Proxy, investors should not be forced on a scavenger hunt to understand the transaction.

114.          On February 5, 2019, MCC filed a letter with the Court, stating that its supplemental disclosures rendered FrontFour’s request for an emergency hearing and temporary restraining order moot.

115.          On February 5, 2019, MCC, SIC and MDLY announced the postponement of the special meeting from February 8, 2019, to early March 2019. claiming that during the U.S. government shutdown, “key branches of the U.S. Government were unable to process, review and/or approve documentation required to close the mergers.” This statement appears incomplete at best, given the issuance of the Proxy Supplement the same day, vocal stockholder dissatisfaction and the negative view expressed by ISS in changing its recommendation to “Against.”

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M.	MCC Summarily Rejects NexPoint’s Superior Proposal Without Engagement or Adequate Explanation

116.           On February 6, 2019, MCC and SIC issued a joint press release declaring that their respective boards of directors “unanimously and independently determined to decline to pursue” NexPoint’s proposal. The joint press release failed to address the substance of any component of NexPoint’s offer, or how the proposal would specifically affect MCC stockholders. The entire discussion of the merits of NexPoint’s proposal in the joint press release is limited to the following:

NexPoint’s claim that its proposal provides $225 million of incremental value over the Announced Merger Plan is UNSUBSTANTIATED and MISLEADING;

NexPoint’s proposal DEPRIVES shareholders of the expected benefits of becoming an INTERNALLY-MANAGED BDC, which include the opportunity to potentially grow third-party AUM as well as the potential for an improved market valuation as an internally managed BDC;

NexPoint’s proposal presents SIGNIFICANT UNCERTAINTY to shareholders; and

NexPoint and its affiliate Highland Capital have a CONCERNING track record as fiduciaries.

Again, MCC stockholders are left entirely in the dark as to the process followed by MCC’s Board in reviewing the NexPoint offer, as well as the Board’s assessment of the merits of the offer itself.

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117.          If the speed of the February 6, 2019 disclosure did not in itself reveal that the Special Committee had not given the proposal more than cursory thought, NexPoint’s February 7, 2019 press release confirmed that fact. NexPoint wrote that neither the Special Committee or that of SIC had “made any attempt to communicate with NexPoint regarding its proposals, save from a single email from counsel . . . acknowledging receipt.”

118.          On February 8, 2019, MCC announced that the special meeting had been rescheduled for March 8, 2019. In the meantime, MCC continues to solicit votes and seek support for the Proposed Mergers, despite the harm it will do to MCC stockholders.

N.	Class Action Allegations

119.           Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other owners of MCC common stock (except Defendants and any person, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who were injured by Defendants’ wrongful actions, as more fully described herein (the “Class”).

120.          This action is properly maintainable as a class action.

121.          The Class is so numerous that joinder of all members is impracticable. As of December 4, 2018, the Company had approximately 54,474,211 shares of common stock outstanding, which are publicly traded and held by thousands of beneficial owners.

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122.          A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The expense and burden of individual litigation make it impracticable for Class members individually to seek redress for the wrongful conduct alleged herein.

123.          There are questions of law and fact common the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia:

(a)          whether the MCC Directors have breached their fiduciary duties to Company stockholders;

(b)          whether the remaining defendants aided and abetted those breaches of fiduciary duty;

(c)          whether the Plaintiffs and the other members of the Class will be harmed by the wrongs complained of herein;

(d)          whether the Defendants should be required to provide supplemental and/or corrective disclosures; and

(e)          whether the Plaintiffs and the Class are entitled to other injunctive or related relief.

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124.          Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

125.          The Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

126.         Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

127.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

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COUNT I:
Breach of Fiduciary Duty Against the MCC Directors

128.           Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

129.           At all relevant times, the MCC Directors owed fiduciary duties to Plaintiffs and the Class. The Taube Brothers independently owed fiduciary duties to Plaintiffs and the Class because they are controllers and officers of MCC. Tonkel also owed fiduciary duties to Plaintiffs and the Class because he is an officer of MCC.

130.           The Proposed Mergers are, with respect to at least the Taube Brothers, Tonkel, Hirtler-Garvey and Mack, self-interested transactions because each of them has a material interest in the Proposed Mergers.

131.          The MCC Directors failed to conduct a fair process in connection with the Proposed Mergers. Although the MCC Board formed the MCC Special Committee in January 2018, it did not participate in the failed MDLY process, and it never adequately explored MCC’s strategic alternatives.

132.          The MCC Directors compounded this failure by agreeing to a merger agreement with a no solicitation clause that prevents consideration of key strategic alternatives available to MCC that the MCC Special Committee should have investigated.

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133.          The MCC Special Committee failed to negotiate a fair price, and they have agreed to a transaction that will transfer cash to MDLY, to the detriment of MCC.

134.          The Special Committee failed to give adequate consideration to the NexPoint Proposal or negotiate with NexPoint, although NexPoint has proposed a superior proposal.

135.         Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

136.          Plaintiffs and the members of the Class have no adequate remedy at law.

COUNT II:
Breach of Fiduciary Duty of Disclosure Against the MCC Directors

137.          Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

138.          The Individual Defendants have violated their fiduciary duty of disclosure by failing to provide several categories of material information that the Company’s stockholders need to make an informed decision regarding the Proposed Mergers.

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139.          While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

140.          The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures do not identify or correct the error in the Barclays presentation that fails to account for the dilutive effect of projected share issuances.

141.         Finally, the supplemental disclosures continue to provide misleading information about the impact of the Fortress relationship on the Taube Brothers’ interests.

142.        The information listed above is highly material to the Company’s stockholders. Absent corrective disclosure, the Company’s stockholders will not be able to make an informed decision concerning the Proposed Mergers.

143.           Plaintiffs and the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

144.           Plaintiffs and the members of the Class have no adequate remedy at law.

 52

COUNT III:
Aiding and Abetting Breach of Fiduciary Duty
Against Defendants by MDLY and SIC

145.           Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

146.           Defendants MDLY and SIC (collectively, the “Colluding Defendants”) aided and abetted the MCC Directors in breaching their fiduciary duties that they owed to the public stockholders of MCC common stock, including Plaintiff and the members of the Class.

147.           The MCC Directors owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

148.           By committing the acts alleged herein, the MCC Directors breached fiduciary duties they owed to Plaintiffs and the Class.

149.         The Colluding Defendants aided and abetted the MCC Directors’ breaches of fiduciary duties, and were active and knowing participants in the MCC Directors’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

150.           As alleged herein, the Colluding Defendants were well aware that the MCC Directors have not sought to obtain the best available transaction for MCC’s public stockholders. The Colluding Defendants aided and abetted the MCC Directors by, among other things: dominating and controlling the MCC Board; failing to timely establish the MCC Special Committee and allow MCC to conduct an independent exploration of strategic alternatives; and refusing to consider or pursue indications of interest from potential bidders interested in purchasing MCC’s assets.

 53

151.         Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

152.          Plaintiffs and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, FrontFour respectfully requests that the Court enter an Order:

a.	Entering judgment in favor of FrontFour and the Class and against Defendants;

b.	Declaring that the MCC Directors violated their fiduciary duties;

c.	Enjoining MCC from conducting the special meeting until such time as the MCC Board has conducted a fair and independent sales process;

d.

Releasing MCC from and enjoining MDLY and SIC from enforcing the “No Shop Clause” in Section 7.10 of the MCC Merger Agreement and the termination fee provisions in Section 9.1 of the MCC Merger Agreement; and

 54

e.	Awarding FrontFour its costs and disbursements, including an award of attorneys’ fees and related costs and expenses; and

f.	Awarding such other and further relief as the Court deems just and proper.

Lori Marks-Esterman	/s/A. Thompson Bayliss
Adrienne M. Ward	A. Thompson Bayliss (#4379)
Nicholas S. Hirst	Abrams & Bayliss LLP
Olshan Frome Wolosky LLP	20 Montchanin Road, Suite 200
1325 Avenue of the Americas	Wilmington, Delaware 19807
New York, NY 10019	(302)778-1000
(212)451-2300
Counsel for Plaintiffs FrontFour Capital Group LLC and FrontFour Master Fund, Ltd.

Dated: February 11, 2019

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

FRONTFOUR CAPITAL GROUP LLC, and FRONTFOUR MASTER FUND, LTD., on behalf of themselves and similarly situated stockholders of MEDLEY CAPITAL CORPORATION,

Plaintiffs,

v.

BROOK TAUBE, SETH TAUBE, JEFF TONKEL, MARK LERDAL, KARIN HIRTLER-GARVEY, JOHN E. MACK, ARTHUR S. AINSBERG, MEDLEY MANAGEMENT, INC., SIERRA INCOME CORPORATION, MEDLEY CAPITAL CORPORATION, MCC ADVISORS LLC, MEDLEY GROUP LLC and MEDLEY LLC,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2019-0100-KSJM PUBLIC VERSION FILED FEBRUARY 18, 2019

VERIFIED AMENDED COMPLAINT FOR INJUNCTIVE RELIEF

Lori Marks-Esterman	A. Thompson Bayliss (#4379)
Adrienne M. Ward	ABRAMS & BAYLISS LLP
Nicholas S. Hirst	20 Montchanin Road, Suite 200
OLSHAN FROME WOLOSKY LLP	Wilmington, Delaware 19807
1325 Avenue of the Americas	(302) 778-1000
New York, NY 10019
(212) 451-2300	Counsel for Plaintiffs FrontFour
Capital Group LLC and FrontFour
Master Fund, Ltd.
February 12, 2019

Plaintiffs FrontFour Capital Group LLC (“FFCG”) and FrontFour Master Fund, Ltd. (“FFMF,” and with FFCG, “FrontFour” or “Plaintiffs”), by and through their undersigned counsel, allege on personal knowledge as to their own conduct, and on information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1.              Plaintiffs are stockholders of Medley Capital Corporation (“MCC” or the “Company”) who seek to block a highly conflicted, three-way transaction orchestrated by Brook and Seth Taube (the “Taube Brothers”) to monetize their controlling stake in Medley Management Inc. (“MDLY”), cement their control of the post-transaction entity and secure a future lucrative fee stream.

2.              The challenged transaction, which was announced on August 9, 2018 (the “Announcement Date”), would combine MDLY with two other entities the Taube Brothers control, MCC, a publicly-traded business development company (“BDC”), and Sierra Income Corporation (“SIC”), a privately-held BDC:1

[1]	Congress established BDCs in 1980 as a category of closed-end investment companies to make capital more readily available to certain types of small businesses. BDCs are subject to regulation by the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 Act”). Regulatory requirements include building a portfolio of diversified investments, distributing a minimum of 90% of their taxable earnings and paying dividends. See 1940 Act §§ 55-65 and regulations thereunder.

2

MDLY
Co-CEOs and
Co-Chairmen of MDLY Board;
Both will retain executive roles in
Combined Company
Step 2: MDLY Merger
Taube Brothers
Medley
Advisors
MCC
Advisors
SIC
Advisors
14% voting power of MCC
(with other members of
MDLY management); Brook serves
as CEO, CIO and Chairman; Seth
serves on MCC Board
Seth serves as CEO and Chairman of
SIC Board; Brook serves on SIC
Board; the Taubes are indirect
beneficial owners of 1.1% of SIC
common stock through SIC Advisors
MCC
SIC
Step 1: MCC Merger

3.             If the transaction proceeds, SIC will first acquire MCC and then MDLY in two separate but cross-conditioned mergers (the “Proposed Mergers”). The transaction will leave SIC as the surviving company, which will then list on the New York Stock Exchange (“NYSE”).

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4.              Incredibly, the Proposed Mergers contemplate the payment of $3.44 cash, plus $0.65 in cash dividends and the right to receive 0.3836 shares of SIC stock to holders of MDLY stock. The cash component alone represents an 18% premium to MDLY stockholders; adding the SIC stock component brings the premium to an outlandish 100%.2

5.              The Proposed Mergers will also reward the Taube Brothers and other members of MDLY management with lucrative employment contracts, despite their miserable track record managing MCC, overseeing MDLY’s two failed sales processes and furnishing projections of MDLY’s revenue growth that are manifestly overstated given its terrible historical performance and dim prospects.

6.            By contrast, MCC stockholders will only receive the right to 0.8050 shares of SIC stock, which provides no premium when compared to MCC’s net asset value (“NAV”). The definitive Proxy filed with the SEC on December 21, 2018 (the “Proxy”), states that the value to MCC stockholders is $5.68 per share, based on the NAV of the pro forma combined company ($7.06), and a $6.80 per share value to MDLY stockholders. But those values are totally unrealistic. While MDLY’s $3.44 per share cash component is fixed, SIC stock will trade well below NAV, given the Taube Brothers’ disastrous record managing MCC and the probability that SIC stockholders, who have had no opportunity to exit for five years, will dump their stock once SIC becomes publicly traded.

[2]	On August 8, 2018, the day before the Announcement Date, MDLY stock closed at $3.45 per share.

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7.              In an attempt to convince the MCC stockholders to approve the transaction, the Taube Brothers and their allies continue to claim that (a) by merging with SIC, a much larger fund, MCC will gain access to capital and more favorable borrowing terms, which will in turn lift MCC’s chronically depressed stock price, (b) by merging with MDLY, MCC will benefit from management cost savings and better alignment with investor interests, and (c) MCC will realize the benefit of MDLY’s projected revenues from management of new assets that are projected to be brought into the proposed combined company.

8.              But there is at least one vastly better alternative for MCC and its stockholders. In January 2019, NexPoint Advisors, L.P. (“NexPoint”) has proposed an alternative involving the combination of MCC and SIC which would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders under the Proposed Mergers. NexPoint also proposed to pay $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs, which would realize at least $9 million in annual savings, and to purchase at least $50 million of combined company shares over a five quarter period.

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9.              On February 11, 2019, Origami Capital Partners, LLC (“Origami”) announced that it had issued an open letter to the MCC Board, proposing to buy 100% of the interests of MCC’s wholly owned subsidiary, Medley SBIC, L.P. (“Medley SBIC”) for $45 million cash. According to Origami, this represents 60% of MCC’s NAV as of September 30, 2018 and implies a 36.2% premium to MCC’s February 8, 2019 closing stock price. Origami also disclosed that it had reached out several times to MCC during the spring of 2018 and sent a formal letter on April 4, 2018 (“Origami IOI”) expressing interest in purchasing Medley SBIC. The Origami IOI is not referenced in the Proxy’s background section and was not produced under the stipulation entered into in the action styled FrontFour Capital Group LLC, et al. v. Medley Capital Corp., C.A. No. 2019-0021-KSJM (the “220 Action” and “220 Stipulation”) which governs MCC’s pre-vote production pursuant to 8 Del. C. § 220 (“220 Production”).

10.            The emergence of these alternatives after the announcement of the Proposed Mergers reflects the reality that no one attempted to shop MCC or seriously explore its strategic alternatives prior to signing up for the Taube Brothers’ preferred transaction. This failure is particularly galling because MCC’s NAV is far higher than its stock price, making MCC an attractive target.

11.            Consistent with the Taube Brothers’ objectives, the Proxy omits key details of two unsuccessful attempts to sell MDLY, suggests that the affiliated companies took adequate steps to protect against conflicts, and implies that MCC had no strategic alternatives. This picture was and remains misleading.

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12.            For example, the Proxy heralds the formation by MCC’s Board of Directors (“MCC Board”) of a special committee of MCC’s independent directors (the “MCC Special Committee”) on January 28, 2018. But the MCC Special Committee never met, never retained a financial advisor, and never did anything else of substance (except get paid a monthly retainer) until June 19, 2018, after MDLY’s sale process failed and MDLY conceived of the Proposed Mergers. The Proxy could more accurately state that the MCC Special Committee’s primary purpose was to rubber-stamp the Proposed Mergers.

13.           Once negotiations regarding a merger began, the MCC Special Committee compounded the problems associated with its late start by irresponsibly agreeing to a no-shop clause that precludes the Company’s most logical alternatives, including the NexPoint proposal.

14.            The harm from the preclusive no-shop clause became manifest on February 1, 2019, when NexPoint revealed that it had proposed an alternative transaction to MCC and SIC on January 24, 2019, and made a definitive proposal on January 31, yet it had received no response.

15.           MDLY and SIC quickly responded with a press release, stating the respective company boards would adhere “to a rigorous review process.” But MDLY and SIC immediately cast doubt on the “rigorousness” of this process by accusing NexPoint of being “misleading.”

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16.           On the morning of February 6, 2019, just four days later and without meeting with NexPoint’s representatives, MCC and SIC simultaneously announced the fait accompli: that they would not pursue NexPoint’s proposal because it was “in the best interests” of the companies’ stockholders to decline.

17.           On February 5, 2019, MCC, SIC and MDLY announced the postponement of their respective special meetings of stockholders to vote on the Proposed Mergers from February 8, 2019, to early March 2019. The special meeting has since been set for March 8, 2019.

18.            In this action, Plaintiffs seek injunctive relief blocking the Proposed Mergers and releasing MCC from the no-shop and termination fee provisions of the governing merger agreement, in order to permit the Company to engage with NexPoint, Origami and any other bidder that steps forward.

THE PARTIES

19.            Plaintiff FFCG is an SEC-registered investment advisor located at 35 Mason Street, Greenwich, Connecticut 06830. FrontFour and its affiliates (including FFMF) are the beneficial owners of 1,674,946 shares of MCC common stock, which constitutes 3.1% of the Company’s outstanding shares.

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20.            Plaintiff FFMF is an investment fund managed by FFCG. FFMF is the beneficial owner of 1,633,232 shares of MCC common stock, including 1,031 shares held by FFMF in record name.

21.            Defendant MCC is a Delaware corporation with its principal place of business at 280 Park Ave, 6th Floor East, New York, NY 10017. MCC is a non-diversified closed-end investment company that seeks to invest in small- and middle-market companies through privately negotiated debt and equity securities transactions. MCC is externally managed by MCC Advisors LLC (“MCC Advisors”), a majority owned subsidiary of Medley LLC, which is controlled by MDLY, which is in turn controlled by Medley Group LLC, pursuant to an investment management agreement executed on January 14, 2014 (the “MCC Management Agreement”). The Taube Brothers are the majority and controlling owners of Medley Group LLC. MCC is named as a defendant solely for the purpose of securing Plaintiffs’ requested relief.

9

22.            Defendant Brook Taube is the Chief Executive Officer (“CEO”) and Chief Investment Officer (“CIO”) of MCC and the Chairman of the MCC Board. He co-founded MDLY with Seth Taube in 2006. He is conflicted because he serves as Co-CEO of MDLY and as Co-Chairman of the MDLY board of directors (the “MDLY Board”), along with his brother Seth Taube. Brook Taube is also the Managing Partner of MCC Advisors and Senior Portfolio Manager of the private investment funds managed by MDLY since 2007. Brook Taube has served on the board of directors of SIC (the “SIC Board”) since its inception in 2012. He currently serves on the investment committee for SIC Advisors LLC (“SIC Advisors”), the investment adviser to SIC, as well as serves as a Trustee of the Sierra Total Return Fund (“STRF”) and on the investment committee of STRF Advisors LLC, the investment adviser to STRF. Brook Taube is interested in the Proposed Mergers because he controls, with Seth Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock through ownership of MDLY Class B common stock.3 He will be Chairman and CEO of the combined company and stands to benefit from a lucrative employment package, with a base $600,000 annual salary and $3,200,000 bonus if performance objectives are met.

23.            Defendant Seth Taube has served on the MCC Board since its inception in January 2011. He is conflicted because he serves as co-CEO of MDLY and as co-Chairman of the MDLY Board, along with his brother Brook Taube. Seth Taube has also served as Chairman of the SIC Board and CEO of SIC since its inception in April 2012 and as a Trustee of STRF since January 2016. He is interested because he holds controls, with Brook Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock. He will be Vice Chairman, Senior Executive Vice President and Senior Managing Director of the combined company and stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

[3]	The majority of MCC shares controlled by the Taube Brothers are owned by Medley Seed Funding LLC (“Medley Seed”), a limited liability company controlled by Medley LLC. Medley Group LLC, which is wholly owned by MDLY’s pre-IPO founders, holds all outstanding shares of MDLY’s Class B stock.

10

24.            Defendant Jeff Tonkel has been a director of MCC 2014. He is conflicted because he is a Director and the President of MDLY and the President of SIC. He is interested in the Proposed Mergers because he holds 15,000 shares of MCC stock and 6% of the units in Medley LLC, which are exchangeable for shares of MDLY Class A stock. He will serve as President of the combined company and also stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

25.           Defendant Arthur S. Ainsberg has been a director of the Board since 2011 and is Chairman of the Nominating and Corporate Governance Committees. For his service as an MCC director, Ainsberg has been paid an aggregate of $1,034,923. He owns only 3,000 shares of MCC stock, which were purchased in 2012.

11

26.           Defendant Karin Hirtler-Garvey has been a director of the Board since 2011 and is Chairman of the Compensation Committee. For her service as an MCC director, Hirtler-Garvey has been paid an aggregate of $1,158,087. She owns only 3,000 shares of MCC stock, which were purchased shortly after the IPO. She is interested in the Proposed Mergers because she will be appointed a Director of the combined companies, where she will earn at least $200,000 annually.

27.             John E. Mack has been a director of the Board since 2011 and is Chairman of the Audit Committee. For his service as an MCC director, Mack has been paid an aggregate of $1,258,265. He owns only 7,000 shares of MCC stock, which were purchased in 2012. He is interested in the Proposed Mergers because he will be appointed a Director of the combined companies, where he will earn at least $200,000 annually.

28.            Defendant Mark Lerdal has been a director of the Board since 2017. For his two years of service as an MCC director, Lerdal has been paid $288,702. He does not own any shares of MCC stock.

29.            Defendant MDLY is a publicly traded asset management firm run by its co-CEOs, Defendants Brook and Seth Taube, and is the parent of several registered investment advisors (collectively, “Medley”). On September 24, 2014, MDLY completed its public offering and listed its shares on the NYSE. MDLY is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. Ultimately, MDLY manages over $4.8 billion in assets, including those owned by MCC and SIC.

12

30.            Defendant SIC is a non-traded BDC. SIC was launched by MDLY in April 2012 as its first public non-traded permanent capital vehicle and is externally managed by SIC Advisors LLC, an affiliate of MDLY. SIC is an affiliate of MCC, as MDLY controls (either directly or indirectly) the investment managers of both SIC and MCC. SIC is named as a party to the Complaint to the extent necessary for the granting of injunctive relief.

31.            Defendant Medley Group LLC (“Medley Group”) is a Delaware limited liability corporation collectively owned by the Taube Brothers, Tonkel, Richard T. Allorto, Jr., John D. Fredericks, Samuel Anderson, and Christopher Taube. Medley Group holds more than 97% of the voting power of MDLY through its ownership of 100% of MDLY’s Class B common stock. Through its control of MDLY, Medley Group ultimately controls Medley LLC, MCC, SIC, MCC Advisors LLC, SIC Advisors LLC, and various other investment advisers and other entities under the MDLY umbrella.

13

32.            Defendant Medley LLC is a Delaware limited liability corporation. MDLY, which is controlled by Medley Group, is the sole managing member of Medley LLC and owns 100% of its voting units. The Taube Brothers are the Co-Chief Executive Officers of Medley LLC; Tonkel, Allorto and Fredricks serve, respectively, as the President, Chief Financial Officer and General Counsel of Medley LLC. Medley LLC owns and controls the investment advisers affiliated with MDLY, including MCC Advisors and SIC Advisors.

33.            Defendant MCC Advisors is a Delaware limited liability corporation. MCC Advisors is a wholly controlled and majority-owned subsidiary of MDLY. MCC Advisors serves as the investment manager to MCC. The Taube Brothers, Tonkel and Allorto, serve as Managing Partners of MCC Advisors; Brook Taube also serves as MCC’s Senior Portfolio Manager.

14

34.            MDLY’s most recent Form 10-K, which was filed with the SEC on March 29, 2018, presents the MDLY management structure, including MCC Advisors, as follows:

FACTUAL ALLEGATIONS

A.	The Taube Brothers Destroy Massive Value at MCC.

35.             Since its IPO on January 19, 2011, MCC has been under the constant stewardship of MCC Advisor, which in turn has been controlled by the Taube Brothers.

15

36.            Pursuant to the MCC Management Agreement, MCC Advisors controls all relevant aspects of MCC’s investment-based business. MCC pays MCC Advisors fees for its investment advisory and management services, consisting of a base management fee and a two-part incentive fee.

37.            According to the Form 10-K filed by MCC for the year ended September 30, 2018, which was filed December 14, 2018 (“2018 MCC Form 10-K”), MCC has paid $51.3 million to MCC Advisors for the past three fiscal years. Along with the MCC Management Agreement, MCC entered into a separate administration agreement with MCC Advisors (the “MCC Administration Agreement”) – itself worth significant fees to Medley – ensuring that MCC Advisors controls virtually every aspect of MCC’s operations. Both the MCC Management Agreement and MCC Administration Agreement must be approved annually and may be terminated by either party upon 60 days’ written notice without penalty.

38.            In addition to rewarding the Taube Brothers, the Form 10-K filed by MDLY for the year ended December 31, 2017 (the “2017 MDLY Form 10-K”) discloses that a third Taube brother, Christopher, serves as MDLY’s Senior Managing Director, Head of Institutional Fund Raising. Christopher Taube received total compensation valued at $1.2 million in 2017.

16

39.            The rich compensation paid to MCC Advisors and members of the Taube family has not resulted in strong market returns for MCC stockholders. Between its IPO and the Announcement Date, MCC’s stock Plummeted by approximately 72%, during a period of sustained stock market and sector share price increase. MCC’s cumulative return during that period was -34%, while the return of the S&P 500 Index was +161%. MCC’s performance was equally dismal compared to peers and cannot be blamed on any trouble within the BDC sector. As the following chart shows, the S&P BDC Index has had a positive 57% return since the date of MCC’s IPO:4

[4]	Bloomberg data.

17

40.            This poor performance is not surprising, because by every industry measure the fund has been in a steady decline:5

		Fiscal Year Ended September 30,
	2011	2012	2013	2014	2015	2016	2017	2018
Share Price	$10.08	$14.07	$13.79	$11.81	$7.44	$7.63	$5.97	$3.82
NAV	$12.57	$12.52	$12.70	$12.43	$11.00	$9.49	$8.45	$5.90
Price / NAV	0.80x	1.12x	1.09x	0.95x	0.68x	0.80x	0.71x	0.65x
Dividend	$0.37	$1.20	$1.45	$1.48	$1.27	$1.12	$0.76	$0.52
NII	$0.56	$1.31	$1.53	$1.58	$1.27	$0.97	$0.67	$0.23
Surplus / (Shortfall)	$0.19	$0.11	$0.08	$0.10	$0.00	($0.15)	($0.09)	($0.29)

41.            The deterioration in MCC’s net investment income (“NII”) and dividend are particularly dramatic. NII, a measure of the income received from investment assets (bonds, stocks, funds, loans and other investments), minus equivalent investment expenses, is a key metric in measuring BDC performance and serves as a proxy for a BDC’s earning power. Since 2014, NII has plunged by 85% (from $1.58 to $0.23 per share), and the dividend has fallen by 65% (from $1.48 to $0.52 per share). Moreover, because dividends have exceeded NII, MCC has operated with an unsustainable shortfall since 2016.

[5]	MCC’s fiscal year ends on September 30. All data is compiled from MCC’s Form 10-Ks filed with the SEC, including the MCC 2018 Form 10-K; the Form 10-K for the 2017 fiscal year filed December 7, 2017 (“2017 MCC Form 10-K”); the Form 10-K for the 2016 fiscal year filed December 8, 2016; and the Form 10-K for the 2015 fiscal year filed December 4, 2015.

18

42.            As of the Announcement Date, MCC had the largest discount to NAV (53%) of any BDC, and the lowest annual return (-38.6%). Nothing has improved in the past few months, and as of year-end, MCC has continued to languish at a 55% discount to NAV—the single largest NAV discount among the 46 BDCs covered by Raymond James’ investment banking group in their “BDC Weekly Insight” report (published January 3, 2019) and nearly 3x the BDC average discount of 19%. Industry.

43.            Despite MCC Advisors’ abysmal performance and fact that the MCC Management and Administration Agreements could be terminated without penalty, the MCC Board has routinely extended both agreements for an additional year, most recently on November 29, 2018.

44.           The extensions alone raise questions concerning the independent directors of the MCC Board’s competence and engagement. Since 2011, none of the currently serving independent directors have ever elected to receive MCC stock in lieu of cash compensation, and none of the independent directors have acquired shares in the Company since 2012. This indicates a serious misalignment between the interests of MCC’s independent directors and its stockholders.

19

45.            The misalignments are also reflected in the independent directors’ pay. For the fiscal year ended September 30, 2017, MCC compensated its independent directors in amounts ranging from $148,000 to $165,000. MCC’s director compensation is unjustified in comparison to BDC peers, many of which pay in the same range – or less – despite having substantially more assets under management and positive returns:

Comparable BDC Performance and Director Compensation[6]
BDC	Total Assets ($ millions)	Price / NAV	1 Year Total Return	2017 Director Compensation
MCC	$ 826	0.53	(38.6%)	$148,000 - $165,000
NMFC	$ 2,206	1.04	8.5%	$117,455 – $126,060
GSBD	$ 1,263	1.22	5.5%	$130,000 - $170,000
HTGC	$ 1,793	1.33	13.5%	$153,099 - $178,099

B.	MDLY Considers a Sale but Fails to Generate Interest in its Management Services

46.            After years of destroying MCC’s share price and market reputation, MDLY began looking for a profitable escape route. In May 2017, certain senior members of MCC Advisors, including the Taube Brothers, Jeff Tonkel, and Christopher Taube (collectively, “Medley Management”), began shopping MDLY and MCC Advisors to potential bidders. Although they retained UBS and Credit Suisse to conduct outreach, the process ultimately failed. No bids progressed beyond the initial indication of interest stage.

[6]	Source Data: Performance data is taken from the Sandler O’Neill Fairness Opinion provided by the Company in the 220 Production (MCC220_000567). 2017 Director Compensation for each BDC Comparable is taken from the respective companies’ public SEC filings: the MCC 2017 Form 10-K; New Mountain Finance Corporation (“NMFC”) Schedule 14A, filed March 14, 2018; Goldman Sachs BDC, Inc. (“GSBD”) Schedule 14A, filed May 22, 2018; Hercules Technology Growth Capital, Inc. (“HTGC”) Schedule 14A, filed June 28, 2018. The table excludes compensation for Lerdal and MCC’s former director Robert Lyons, each of whom served only part of the year and were compensated on a pro rata basis.

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47.             In October 2017, MDLY retained the services of Goldman Sachs & Co. LLC (“Goldman”) and Broadhaven Capital Partners (“Broadhaven”) to restart the process and reach out to potential bidders. At MDLY’s direction, Goldman and Broadhaven invited thirty-eight potential strategic partners or buyers to participate in the preliminary round of a two-round sale process.

48.            Although the process had started in May 2017, the MCC Board had no involvement in the process run by Goldman and Broadhaven. A strategic transaction was not an agenda item at MCC Board meetings held in May, August or December 2017, although the Taube Brothers and Tonkel sat on the MCC Board and had to know any strategic transaction would have a substantial impact on MCC stockholders.

49.            Despite the broad outreach by Goldman and Broadhaven, MDLY only received three “viable” first-round, nonbinding indications of interest. Only one bidder (“Party X”) made a second-round proposal. From January 12, 2018 through January 24, 2018, MDLY and Party X engaged in negotiations, which resulted in the exchange of numerous proposals and counter-proposals.

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50.           Based upon these negotiations, on January 26, 2018, the MCC Board established the MCC Special Committee, consisting of Ainsberg, Hirtler-Garvey, Mack and Lerdal, with Ainsberg serving as chair, to consider and evaluate the impact on MCC of a sale of MDLY to a third party that would result in the assignment of the MCC Management Agreement.

51.            The MCC Board approved compensation for the MCC Special Committee, with each member to receive a $25,000 retainer upon the committee’s formation and a monthly stipend of $15,000 for the chair and $10,000 per month for all other members.

52.            Although the MCC Special Committee was formed on January 26, 2018, documents produced in the 220 Production indicate that it did not hold any meetings; did not retain any advisors in connection with the transaction proposed by Party X, and did not engage in substantive discussions via email with the Taube Brothers or other members of MDLY Management about a strategic transaction until after June 19, 2018.

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53.            According to its February 11, 2019 press release, Origami reached out to MCC several times in the spring of 2018 and sent the Origami IOI on April 4, 2018, but it “received no response.”

54.            The terms of the IOI are not known, because it was not included in the 220 Production, although Section 1(c) of the 220 Stipulation required production of all IOIs sent “between and including May 1, 2017 and August 9, 2018, relating to the Proposed Mergers or any Alternative Transaction.”7 This raises the additional concern that MCC or MCC Advisors received other IOIs that were withheld from production.

55.           Section 1(a) of the 220 Stipulation also requires MCC to produce “All Board Materials created, sent or modified between and including May 1, 2017 and August 9, 2018 relating to…any Alternative Transaction.” The 220 Production contains no Board Materials, as defined in the 220 Stipulation, referencing the Origami IOI, although the MCC Special Committee should have considered those proposals and was receiving monthly pay to do so. There are only two possible explanations: either the Taube Brothers, Tonkel and other members of Medley Management breached their fiduciary duties by withholding the Origami IOI from the MCC Special Committee, or the MCC Special Committee breached its fiduciary duty by ignoring it.

[7]	The 220 Stipulation defines “Alternative Transaction” as any proposed transaction, other than the Proposed Mergers, “that, if consummated, would have resulted in an investment in or an acquisition of MCC, including any wind-up, significant asset sale, or program of asset sales.”

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56.            Despite the lack of any visible work, the MCC Special Committee was paid at least a total of $280,000 between January and June 2018.

57.            At that time the Taube Brothers were under immense financial pressure, as MCC’s poor performance had drastically reduced MCC Advisors’ and therefore MDLY’s revenues. Each quarter, base management fees paid to MCC Advisors had decreased due to the decline in MCC’s portfolio, falling from $19.5 million to $17.8 million from 2016 to 2017. The incentive fee had precipitously fallen from $8.0 million to $0.9 million in the same period, and MCC Advisors was not on target to receive any incentive fees from MCC in 2018. Faced with a growing deficit and the need to pay a dividend to MCC stockholders, on May 4, 2018, MCC Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018.

58.           The Taube Brothers were also under increasing pressure due to the terms of a joint venture agreement entered into on June 3, 2016, between Medley LLC and affiliates of Fortress Credit Advisors, LLC (“Fortress” and “Fortress Agreement”), by which Fortress had provided the majority of funding for Medley Seed’s purchase of MCC common stock. The terms of the Fortress Agreement require Medley LLC to pay to Fortress “an 8% preferred distribution, 15% of the Joint Venture’s profits, and up to 8% of the net advisory revenues from one of Medley LLC’s subsidiaries.” By May 2018, Medley LLC was at risk of default under the Fortress Agreement due to MCC’s weakening state and non-sustainable payment of dividends. The 220 Production suggests that the Fortress Agreement was a deterrent to potential acquirers. (MCC220_9554.)

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59.          MDLY apparently recognized that bidders saw little value in MDLY itself, particularly with the Taube Brothers at the helm. On May 15, 2018, Brook Taube emailed two MDLY employees regarding

(MCC220_011525.)

60.            Ultimately, Party X was interested only in an asset purchase – an unappealing structure for MDLY because it would cut off its lucrative management fees. In June 2018, MDLY broke off engagement with Party X and all other potential counterparties because it was unable to find any viable indication of interest “that was worth pursuing.”

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61.         The MDLY sales process reflected that the real value existed at MCC and SIC. But, under the current structure, the Taube Brothers could not appropriate the value of those businesses for themselves.

C.	The MCC Special Committee Serves as Window Dressing to Approve the Proposed Mergers.

62.            The MDLY Board decided to turn its attention to a more lucrative option than any asset purchase by a third party could be: rolling up SIC and MCC with MDLY. Through this structure, MDLY Management could “triple dip” by (i) cashing out their interests in MDLY at a higher price than any third party would pay, (ii) keeping their fee stream alive in the form of newly negotiated employment agreements, and (iii) receiving disproportionate consideration for their increased equity in any subsequent sale of the Combined Company.

63.           On June 19, 2018, the MCC Board expanded the MCC Special Committee’s mandate to evaluate the Proposed Mergers’ impact to the MCC stockholders. The MCC Special Committee had the authority to, among other things, evaluate the terms and conditions of the Proposed Mergers or any alternative thereto and determine whether the Proposed Mergers and any alternative thereto were “advisable and [fair] to, and in the best interests of [MCC] and its stockholders.”

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64.            For multiple reasons, the Special Committee process came nowhere close to cleansing the conflict-plagued process.

65.            First, the Special Committee became involved far too late. During MDLY’s outreach to potential bidders in 2017 and early 2018, the MCC Special Committee did nothing except collect its monthly fee. The MCC Special Committee’s absence early in the process had a critical impact. For example, the confidentiality agreements that MDLY executed with twenty-four potential strategic acquirers during its sales process included standstill provisions preventing the signatories from making bids for MCC, absent MDLY’s consent. Thus, MDLY and its management team effectively blocked a wide range of potential bidders for MCC from making bids without first securing MDLY’s blessing.

66.            Second, once the MCC Special Committee’s mandate expanded, MDLY Management inserted itself in every stage of the deliberations. For example, “at the direction of MDLY,” representatives of Goldman, advisor to the MDLY Board and highly incentivized to monetize MDLY, were present in the July 11, 2018 meeting of the MCC Special Committee. During that meeting, the MCC Special Committee reviewed the Proposed Mergers and the challenges MCC would face as a standalone entity. Documents in the 220 Production indicate that Goldman prepared work product that MDLY Management apparently surreptitiously re-styled as its own (“we are converting the MCC and SIC presentations to your letterhead overnight”) and fed to the MCC Special Committee. (See MCC220_010427-42, MCC220_010449-51; MCC220_10457-59.)

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67.           Brook Taube’s emails show that his only concern was closing the deal he wanted, without regard to the deal’s fairness, and that he had no hesitation about bullying the MCC Special Committee, or concern that they could not be bullied. For example, on July 27, 2018, he emailed Goldman, Seth Taube and Tonkel about price terms for MCC:

                                                                                                                        (MCC220_011827, emphasis added.) On July 31, 2018, Brook Taube emailed Tonkel.                                                                                                                                                                                                                                  (MCC220_011831, emphasis added.)

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68.            Third, the MCC Special Committee only retained its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) on June 29, 2018, approximately forty days before the Announcement Date. This was far too late for the MCC Special Committee to have played an adequate role in managing the process or evaluating earlier proposals that may not have attracted the Taube Brothers, but may well have offered greater value to MCC.8

69.            Fourth, after MDLY suggested a three-way combination, the MCC Special Committee appears to have focused on that transaction exclusively. It did not seriously explore alternatives, including an asset sale to Party X, a combination with an unaffiliated BDC or any number of other options. The MCC Special Committee could have negotiated for a waiver of the NDA provisions prohibiting outreach to MCC that MDLY had required bidders to agree upon during its failed sales processes. The MCC Special Committee could have explored terminating MCC Advisors’ investment management agreement and engaging an unaffiliated fund manager. The MCC Special Committee could have engaged in direct negotiations with Origami and the two parties who submitted IOIs to MDLY on June 22, 2018 (“Party A”) and July 30, 2018 (“Party B”), or, at a minimum, reviewed those IOIs to gain an understanding of MDLY’s value proposition. Had they done so, the MCC Special Committee would have learned that Party A was prepared to offer MDLY a 47% premium and Party B a 39% premium, nothing near the 100% MDLY negotiated for itself in the Proposed Mergers.9 Nothing in the 220 Production indicates that the MCC Special Committee considered any of these options.

[8]	Although the conflicts in the Proposed Mergers are particularly obvious, the special committee formed by SIC’s Board of Directors retained Broadhaven as its “independent financial advisor,” even though MDLY had previously retained Broadhaven in 2017 to reach out to potential bidders and that engagement had not terminated until just a few weeks prior to its retention by SIC.

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70.            Fifth, the Proxy indicates that MCC Special Committee and Sandler O’Neill took the forecasts of MDLY provided by MDLY Management (the “MDLY Projections”) at face value, even though they were prepared by a conflicted management team, do not appear to have been prepared in the regular course of business and are manifestly unreasonable.

71.            Though MDLY’s revenue and EBITDA decreased by 17% and 31%, respectively, between 2016 and 2018, the MDLY Projections forecast revenue and EBITDA increasing by 67% and 106%, respectively, over the next three years.10

72.            The notion that the Taube Brothers and MDLY’s management team could attract hundreds of millions of dollars of additional investments to support a projected increase of management fees to $40 million in four years, is laughable. They were terrible money managers. The data collected by Sandler O’Neill shows MCC – denominated as “Montauk” – at the bottom of its class of 42 BDCs, having both the poorest market cap to NAV ratio (0.53), and poorest total return for the past 3 month (-19.8%) and 1 year periods and (-38.6%).

[10]	See Schedule 13E-3 filed by MDLY (November 7, 2018) (Barclay’s Presentation titled “Project Integrate,” dated August 9, 2018 (“Barclay’s Presentation”)).

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73.            Nothing in the 220 Production suggests that the MCC Special Committee performed diligence on the MDLY projections. They clearly should have. The Taube Brothers’ emails demonstrate that                                                                                                                                                                                                                                                                                                                                                                              In their effort to persuade Party X that their rosy projections were sound, the Taube Brothers and MDLY Management prepared and emailed a “Management fee Review” to Party X. The presentation states,

(See MCC220_010365-MCC220_10370.)

74.            Based upon MDLY’s SEC filings, it appears that neither opportunity closed, and the Management Fee Review mentions

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75.            Party X appears to have kicked the tires and discounted the projections. The MCC Special Committee and its advisors accepted what the Taube Brothers fed them at face value.

76.            Sixth, the MCC Special Committee spent almost no time considering the impact of chaining MCC stockholders to MDLY Management, although that structure was supposedly a key part of the value proposition. Upon closing of the Proposed Mergers, the Taube Brothers and Tonkel are to receive lucrative contracts providing for $1,960,000 base salary and up to $6,700,000 in bonus compensation, with brother Christopher to receive a $360,000 base salary and up to $1,650,000 bonus compensation. This increased compensation will overwhelm the “synergies” of the Proposed Mergers and contributed to Barclays conclusion that “net synergies” arising from the Proposed Mergers would be negative. The MCC Special Committee apparently did not participate at all in the negotiation of the combined entity’s management or employment contracts. This was and is unacceptable. If the Proposed Mergers proceed, MCC stockholders will receive SIC shares and will effectively pay munificent compensation to the same people who destroyed MCC’s value in the first place.

77.            The MCC Special Committee apparently only reviewed management compensation at the combined entity on August 8, 2018, one day before approving the Proposed Mergers, and had no say on pay. The MCC Special Committee apparently never considered, or cared, that MDLY Managements’ continued employment and entrenchment, given their deplorable track record with MCC, would likely push down the trading price of the combined entity and further deprive MCC stockholders of substantial value.

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D.	MDLY Pushes Through a Conflicted Transaction That Substantially Devalues MCC Without Resistance from the MCC Special Committee

78.             On August 9, 2018, Sandler O’Neill presented its opinion that the MCC Merger Consideration was fair to MCC stockholders from a financial point of view (the “Fairness Opinion”). The Fairness Opinion focused exclusively on the purported value of the MCC Merger Consideration (the right to receive $0.8050 of SIC stock per share) and said nothing about whether (i) the Proposed Mergers contemplated payment of an unjustified premium to MDLY, (ii) the cash component of the merger consideration earmarked for MDLY holders was fair given MCC holders’ anticipated receipt of SIC stock or (iii) the rich compensation to MDLY management would have a disproportionate impact on the pro forma company. Nor did the Fairness Opinion address whether termination of the various agreements with MDLY or some other option was superior. Sandler O’Neill also failed to evaluate the trading value of SIC common stock or the likely trading value of pro forma company stock.

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79.             Although the Fairness Opinion is replete with the negative story of “Montauk”, it never questions the conflicted upside of the Proposed Mergers to “Huntington” aka MDLY, the party responsible for “Montauk’s” disastrous performance. (MCC220_000554-MCC220_000555.)

80.            After receiving the Fairness Opinion, the MCC Special Committee recommended that the MCC Board approve the Proposed Mergers, which it did.

E.	Having Never Shopped MCC, the MCC Board Binds MCC to an Onerous No Solicitation Clause

81.            The deal documents, including the Agreement and Plan of Merger between MCC and SIC dated as of August 8, 2018 (“MCC Merger Agreement”), were attached to the Proxy.

82.            Section 7.10 of the MCC Merger Agreement controls whether and when the MCC Board may engage with parties submitting “Competing Proposals” and “Superior Proposals.”

83.            Section 1.1 of the MCC Merger Agreement defines “Competing Proposal” and “Superior Proposal” as:

“Competing Proposal” means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MCC or SIC, as applicable, or (ii) any one or more assets or businesses of MCC or its Subsidiaries or SIC or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its Subsidiaries, taken as a whole, or SIC and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or SIC, in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement.

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“Superior Proposal” means any bona fide written Competing Proposal made by a Third Party that the MCC Board or the SIC Board, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the MCC Board or SIC Board, as applicable, considers to be appropriate, is more favorable to MCC’s stockholders or SIC’s stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by SIC to MCC in writing in response to such Competing Proposal made to MCC or by MCC to SIC in writing in response to such Competing Proposal made to SIC under the provisions of Section 7.10(f); provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%).

84.            Section 7.10(d) provides that the Board may contact the Third Party to “clarify any ambiguous terms” of a Completing Proposal or “engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates,” but only “if the MCC Board or SIC Board, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MCC or SIC, as applicable, under Applicable Law.” (emphasis added).

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85.            Section 7.10(e) of the Merger Agreement provides that the MCC Board may not make an “Adverse Recommendation Change” or enter into any agreement (other than a confidentiality agreement) with a Third Party unless, having determined that a Competing Proposal is a Superior Proposal:

the board of directors effecting the Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MCC Board.

86.            Section 9.4 of the MCC Merger Agreement provides for a $6 million “Termination Fee,” which MCC must pay if either party terminates the MCC Merger Agreement after the MCC Board effects an “Adverse Recommendation Change,” or if MCC terminates the MCC Merger Agreement to enter into a definitive agreement contemplated by a Superior Proposal.

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87.            In an effort to avoid being deemed an unlawful penalty, Section 9.4(d) states that the Termination fee is “liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.”

88.            Section 9.1(c) provides that the Merger Agreement will terminate on March 31, 2019, if the Proposed Merger with SIC has not been consummated by that date.

89.            The Proxy concedes that the No Solicitation and Termination Fee provisions are a “potentially negative” factor:

[T]he fact that the MCC Merger Agreement precludes MCC from actively soliciting competing proposals and MCC may not terminate the MCC Merger Agreement to accept a competing proposal from a third party unless the MCC Board (or the MCC Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MCC would be required to pay the termination fee.

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But the Proxy omits any reference to the reality that the MCC Special Committee failed to test the waters and therefore had no basis to conclude that the definitions of “Competing Proposal” and “Superior Proposal” were adequate. In fact, those definitions ruled out obvious alternatives the MCC Special Committee should have known about.

F.	The Proposed Mergers Undervalue the Company and Overvalue MDLY

90.            The Proposed Mergers significantly undervalue the Company and will handsomely reward MDLY. The deal implies a transaction price (based on MCC’s pre-announcement stock price) to MCC’s September 30, 2018 NAV multiple of 0.55x. This valuation falls well below the valuation range for externally managed BDCs derived by Broadhaven. Using both precedent transactions and comparable public companies, Broadhaven derived an average valuation range of 0.76x and 0.92x, respectively: 38% – 69% above the MCC valuation implied by the merger consideration.

91.            Further underscoring this valuation discrepancy, using precedent transactions, Sandler O’Neill derived mean and median transaction price/NAV multiples of 0.79x and 0.86x, respectively.

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92.            By accepting a below-market valuation of 0.55x for MCC shares, an excessive amount of deal consideration offered by SIC is earmarked for holders of MDLY, the entity controlled by MDLY Management. In addition, MDLY holders will receive approximately 64% of the deal consideration in cash, while MCC holders will receive only SIC stock. If the individuals controlling MDLY were truly aligned with stockholders of MCC, they would have pushed for SIC to pay closer to 0.8x to 1.0x NAV for MCC’s assets while making an offer with a considerable cash component. As currently structured, the proposed transaction leaves MCC stockholders with the prospect of holding only SIC stock, without the certainty of cash consideration that MDLY holders will receive.

93.            By contrast, MDLY holders will receive a 100% premium, despite the fact that no bidders were willing to pay anywhere close to that during a Goldman-run auction process. In fact, the Offers from Party A and Party B made close in time to the Announcement Date implied far lower premiums (47% and 39% respectively).

94.            Relying on multiples derived from precedent transactions, the Proxy indicates that Goldman Sachs valued MDLY at only $1.43 to $2.70 based on MDLY’s EV/LTM EBITDA as of June 30, 2018 – well below the $3.44 cash component of the MDLY Merger Consideration, and even further below the alleged aggregate $6.80 MDLY Merger Consideration.

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G.	Management Resists FrontFour’s Attempts to Engage; Stockholder Opposition Emerges

95.            Between the Announcement Date and the public disclosure of the NexPoint proposal, MCC’s share price fell approximately 4%, while MDLY’s price surged 43%.

96.            FrontFour, one of MCC’s largest non-affiliated stockholders, repeatedly attempted to communicate its concerns privately, beginning with extensive efforts at outreach to Sam Anderson, Senior Managing Director and Head of Capital Markets at Medley. After realizing that Mr. Anderson would not provide any substantive information, FrontFour attempted to engage directly with the MCC Special Committee.

97.            MCC CEO Brook Taube and others in management intervened and prevented FrontFour from having a prompt and direct discussion with the MCC Special Committee by, among other things, refusing to schedule an in-person meeting, delaying for weeks before even scheduling a call, and insisting that management participate despite clear conflicts of interest. When the call finally occurred on November 13, 2018, MCC provided only inadequate, generic responses.

98.            On December 13, 2018, after numerous failed attempts to reach the MCC Board, FrontFour issued an open letter to MCC stockholders, urging them to vote against the Proposed Mergers.

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99.            Unsurprisingly, other major stockholders have also signaled their opposition to the Proposed Mergers. On December 19, 2018, another stockholder holding approximately 3% of MCC’s shares, Moab Capital Partners LLC (“Moab”) issued its own open letter, in which it raised similar concerns and noted, among other things, that MDLY and the Taube Brothers had reaped over $100 million in fees from MCC stockholders over the years, while MCC stockholders were left with hundreds of millions of dollars in losses. Moab calculated that while the Proposed Mergers would dilute MCC stockholders by 8%, the Taube Brothers would sell their MDLY shares for an impressive 109% premium to MDLY’s closing price prior to the Announcement Date. Moab recommended terminating the Company’s investment management contracts and pursuing a sale of MCC without MDLY and the Taube Brothers.11

[11]	At least two other institutional holders, BLR Partners and Roumell Asset Management, LLC (“Roumell”), have independently expressed opposition to the Proposed Mergers. These stockholders, with Moab and FrontFour, represent approximately 10.7% of the outstanding shares of MCC.

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H.	MCC, MDLY and SIC file the Misleading Proxy

100.          On December 21, 2018, MCC filed the Proxy (which exceeds 1,400 pages including exhibits) and announced that it had scheduled a special meeting of stockholders to approve the Proposed Mergers for February 8, 2019. The Proposed Mergers were originally expected to close in Q1 2019, upon the satisfaction of certain closing conditions.12

101.          The first page of the Proxy “sells” the MCC Merger Consideration as a value enhancement, by stating value based upon the NAV of the combined company:

The summary information does not disclose up front that the $5.68 merger consideration is entirely theoretical, as SIC’s future trading price is not knowable.

102.          The Proxy also makes misleading representations that the Proposed Mergers will be “accretive” to MCC stockholders, in “that the total implied value of the MCC Merger Consideration to be received by the unaffiliated MCC Stockholders in the MCC Merger is expected to result in an estimated 18.52% accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings.”

[12]	Form 425 filed by MDLY (Aug. 9, 2018).

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103.          The statement is misleading, as it relies upon MDLY’s unrealistic financial projections, derived from the “Other” revenue central to its July 2018 growth projections for the proposed combined company. To add to the confusion, the MDLY projections containing “Other” revenue are not contained in the Proxy, but in the Barclay’s Presentation, which was separately filed by MDLY on November 7, 2018, where MCC stockholders would be least likely to find them.

104.          The aggressive revenue projections drive a projected increase in NII of the combined company. But the projected growth in NII at SIC would only be possible if it issued shares, and the Barclays presentation incorrectly fails to account for those issuances.

105.          The misleading disclosures in the Proxy continue, including (1) claims that basic, readily obtainable metrics concerning previous IOIs submitted by third parties to MDLY were unquantifiable, (2) the omission of any mention of the obligations MDLY owes to Fortress Credit Advisors (“Fortress”), which created desperation on behalf of MDLY as well as a direct conflict of interest between MDLY and MCC with respect to any separate sale or liquidation of MCC, and (3) the omission of the Origami IOI and any other offers to acquire MCC’s assets.

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I.	FrontFour Files the Books and Records Litigation after MCC Delays Producing Responsive Documents

106.          On December 28, 2018, Plaintiff FFCG served MCC with a sworn demand for books and records (the “Demand”) pursuant to 8 Del. C. § 220. The stated purposes of the demand were to investigate: (i) whether the members of the MCC Board or third parties, including MDLY, breached their fiduciary duties in connection with the Proposed Mergers; (ii) whether any person or entity, including MDLY, aided and abetted any fiduciary’s breach of fiduciary duty in connection with the Proposed Mergers; (iii) whether the members of the MCC Board were independent with respect to the Proposed Merger and any related matters; (iv) the valuation of FrontFour’s shares; (v) whether to solicit stockholders to vote against the Proposed Mergers and/or pursue a sale of MCC separately from MDLY involvement; (vi) whether to otherwise communicate with MCC stockholders in advance of the vote on the Proposed Mergers; (vii) whether to press the MCC Board to terminate any or all of its various management and administration agreements with MCC’s MDLY-related entities, or call a stockholder vote to effect the same; and (viii) whether to pursue a pre-closing injunction or post-closing money damages claim in relation to the Proposed Mergers. On the same day, Plaintiff FFMF served MCC with a sworn demand for books and records for MCC’s stockholder list and related materials (the “Stockholder Demand”).

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107.          In view of the February 8, 2019 meeting date, FrontFour pressed MCC for the books and records, but MCC stalled and refused to negotiate production terms. On January 11, 2019, FFCG sued for books and records and moved for expedited proceedings. (Trans. ID 62843920). On January 14, 2019, an FFCG filed an Amended Complaint that added FFMF as a Plaintiff.

108.          On January 16, 2019, the Court granted Plaintiffs’ motion to expedite and scheduled a books and records trial for January 23, 2019.

109.          On January 22, the parties submitted a 220 Stipulation and proposed order governing MCC’s pre-vote production, which eliminated the need for a pre- vote books and records trial. The Court entered the 220 Stipulation on January 24, 2019. (Trans. ID 62893117). Although MCC purportedly completed its rolling production of documents in satisfaction of its obligations under the 220 Stipulation on January 28, 2019, it did not produce any indication of interest submitted by Origami.

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J.	The Taube Brothers And Their Allies Solicit Votes through Misleading Press Releases

110.          During this time period, MCC issued numerous press releases and other investor communications designed to encourage “for” votes.

111.          Although the market price of MCC stock had initially risen 12% after the Announcement Date, reaching a high of $4.03 per share on August 31, 2018, the stock steadily trended downward thereafter. By December 13, 2018, the date FrontFour issued its first public letter, the stock had closed at $3.25 per share. The downward trend continued into January 2019.

112.          On January 17, 2019, MCC filed an investor presentation with the SEC. In it, MCC sought to discredit concerned stockholders by misleadingly blaming the “campaign of activist stockholders for the price drop.” The statement was patently untrue. It not only ignored that the price been tumbling without any help from third parties since 2013, but also that the stock had dropped precipitously on December 4, 2018, after MCC released earnings and announced it had written NAV down from $6.43 to $5.90 a share, or 9%.

113.           On January 26, 2019, ISS, one of the leading proxy advisory firms, issued its initial report on the Proposed Mergers. The ISS report is not readily available to retail investors, who constitute the majority of MCC stockholders, so the Company issued a press release.

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114.        The MCC press release announced only that ISS, had recommended a vote “For” the merger. The press release misleadingly omitted that ISS recommended the “For” vote due to the absence of any other alternative. ISS termed the Proposed Mergers “underwhelming”, because:

Shareholders have limited visibility regarding the value they are receiving, given that Sierra shares are not publicly traded. Moreover, the deal appears to disproportionately favor an external manager (Medley) that has demonstrated a poor track records of managing MCC assets… Shareholders could reasonably opt to reject the proposed terms on these bases.

ISS also flagged the process failures:

The board’s decision to forgo an auction process for MCC is a cause for concern, since investors lack market-based evidence that the deal presented in fact represents the best available alternative for MCC shareholders. . . . In addition, the potential acquirers that participated in the MDLY sales process may have had limited ability to engage directly with MCC. For example, the proxy states that Party X indicated it had preference for an asset purchase transaction rather than a merger. Considering that MDLY has no assets, it would be fair to assume that the interest related to MCC or Sierra assets; however, further details of Party X’s interest were not disclosed.”

(emphasis added.).

K.	MCC’s Productions Reveal Highly Material Disclosure Violations

115.          Between January 18, 2019 and January 28, 2019, MCC produced approximately 900 documents in response to the Demand.

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116.          On January 30, 2019, Plaintiffs sent the MCC Board a letter identifying several disclosure flaws that required correction, including that the Proxy (1) incorrectly claimed that basic, readily obtainable metrics concerning previous IOIs submitted by third parties were unquantifiable, (2) failed to provide any explanation of the opaque “Other” revenue central to its July 2018 growth projections for the proposed combined company, and (3) omitted any mention of MDLY’s payment obligations to Fortress.

117.          On the afternoon of February 1, 2019, the Company represented to FrontFour that it intended to supplement its disclosures to MCC investors in some undefined way at an unidentified time the following week.

L.	MCC Tries To Bury The Plainly Superior NexPoint Proposal

118.          On February 1, 2019, NexPoint issued a press release disclosing that it had submitted an unsolicited expression of interest to MCC on January 24, 2019. NexPoint also disclosed that it had made a specific proposal to MCC and SIC on January 31, 2019 that contemplated a simplified merger of MCC into SIC while terminating and replacing MDLY as their investment manager.

119.          NexPoint effectively proposes to merge MCC and SIC and then NexPoint would serve as the combined company’s investment manager. The NexPoint proposal would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders in the Proposed Mergers. The NexPoint proposal also contemplates the payment of $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs (that would realize at least $9 million in annual savings), and to purchase at least $50 million of combined company shares over a five quarter period.

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120.          At no point prior to NexPoint’s February 1 press release did MCC disclose to its stockholders or to Plaintiffs that NexPoint had expressed any interest in a deal, let alone that it had submitted a serious proposal offering value to MCC stockholders superior to the consideration in the Proposed Mergers. Apparently, the Company had no intention of disclosing this offer to investors and instead hoped that NexPoint would simply go away so that MCC could proceed with the Taube Brothers’ preferred deal (they would lose their roles at MCC under the NexPoint proposal).13

[13]	The 220 Production revealed that at least one other investment adviser, Party Z, contacted the MCC Special Committee after the Proxy was filed. In an undated letter, Party Z proposed being appointed MCC’s new investment advisor “for the explicit task of managing an orderly sale or liquidation of MCC…. We believe we could achieve a liquidation value of between $4.50 and $4.95 per share, a significant improvement over the current trading price of MCC shares. (MCC220_002085-87.) It is unclear whether the MCC Special Committee responded to Party Z, but their dealings with NexPoint suggest not.

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121.          Also on February 1, 2019, Glass Lewis, the other leading proxy solicitation firm, recommended that stockholders vote against the Proposed Mergers, writing:

We believe there is ample cause for concern with management’s track record at MCC, raising questions about its ability to meet internal financial projections that appear highly optimistic and to generate substantial returns for shareholders. . . . The MCC Board does not appear to have taken sufficient steps to review potential alternative transactions prior to the proposed merger agreement…. Market valuations and recent transactions in the BDC space suggest there could be interest in acquiring MCC at a significant premium to the current share price.

122.          The NexPoint Proposal offered the MCC Special Committee the opportunity to rectify their prior breaches of fiduciary duty. But they did not do so. Instead, on February 2, 2019, MCC and SIC issued a vague press release characterizing NexPoint’s February 1 description of its transaction proposal as “misleading.” The press release then professed that “[t]he MCC Special Committee and the Sierra Special Committee and the respective Boards of MCC and Sierra, adhering to a rigorous review process - consistent with their fiduciary duties and in consultation with their respective independent legal and financial advisors - will carefully review the letter and respond to NexPoint as appropriate.”

123.          On February 4, 2019, ISS issued a Proxy Alert to advise that, based upon NexPoint’s competing proposal, it was now recommending a vote “Against” the Proposed Mergers. Although MCC had issued a press release on January 26, 2019 to announce the ISS “For” recommendation, it provided no update when, on February 4, 2019, ISS reversed it.

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M.	MCC Issues Inadequate Supplemental Disclosures, Delays the Vote, and Provides Incomplete Reasons For Delay

124.          On February 4, 2019, FrontFour filed a letter with the Court requesting an emergency hearing on an application for a temporary restraining order enjoining MCC from proceeding with the scheduled February 8 vote on the Proposed Mergers until MCC’s stockholders had time to absorb the Company’s anticipated supplemental disclosures.

125.          On February 5, 2019, MCC finally issued a Form 8-K with the supplemental disclosures it had promised – just three days before the scheduled vote on the Proposed Mergers was to take place. The supplemental disclosures are inadequate. While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

126.          The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures simply raise more questions by purporting to show rapid revenue growth from unnamed “New Advisory Clients” in products which, in some cases, do not even exist yet. The supplement disclosures also fail to describe the Origami IOI.

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127.          The supplemental disclosures also fail to address the error in the Barclays presentation that understate the dilutive effect of share issuances.

128.          The supplemental disclosures superficially address MDLY’s relationship with Fortress, pointing to disclosures made outside the Proxy, but they fail to provide sufficient detail, leaving MCC stockholders to guess the meaning of “certain redemption rights” Fortress may have over a $50 million MCC joint venture. Given the complexity of the Proposed Mergers and sheer length of the Proxy, investors should not be forced on a scavenger hunt to understand the transaction.

129.          On February 5, 2019, MCC filed a letter with the Court, stating that its supplemental disclosures rendered FrontFour’s request for an emergency hearing and temporary restraining order moot.

130.          On February 5, 2019, MCC, SIC and MDLY announced the postponement of the special meeting from February 8, 2019, to early March 2019. claiming that during the U.S. government shutdown, “key branches of the U.S. Government were unable to process, review and/or approve documentation required to close the mergers.” This statement appears incomplete at best, given the issuance of the Proxy Supplement the same day, vocal stockholder dissatisfaction and the negative view expressed by ISS in changing its recommendation to “Against.”

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N.	MCC Summarily Rejects NexPoint’s Superior Proposal Without Engagement or Adequate Explanation

131.          On February 6, 2019, MCC and SIC issued a joint press release declaring that their respective boards of directors “unanimously and independently determined to decline to pursue” NexPoint’s proposal. The joint press release failed to address the substance of any component of NexPoint’s offer, or how the proposal would specifically affect MCC stockholders. The entire discussion of the merits of NexPoint’s proposal in the joint press release is limited to the following:

NexPoint’s claim that its proposal provides $225 million of incremental value over the Announced Merger Plan is UNSUBSTANTIATED and MISLEADING;

NexPoint’s proposal DEPRIVES shareholders of the expected benefits of becoming an INTERNALLY-MANAGED BDC, which include the opportunity to potentially grow third-party AUM as well as the potential for an improved market valuation as an internally managed BDC;

NexPoint’s proposal presents SIGNIFICANT UNCERTAINTY to shareholders; and

NexPoint and its affiliate Highland Capital have a CONCERNING track record as fiduciaries.

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Again, MCC stockholders are left entirely in the dark as to the process followed by MCC’s Board in reviewing the NexPoint offer, as well as the Board’s assessment of the merits of the offer itself.

132.          If the speed of the February 6, 2019 disclosure did not in itself reveal that the Special Committee had not given the proposal more than cursory thought, NexPoint’s February 7, 2019 press release confirmed that fact. NexPoint wrote that neither the Special Committee or that of SIC had “made any attempt to communicate with NexPoint regarding its proposals, save from a single email from counsel . . . acknowledging receipt.”

133.          On February 8, 2019, MCC announced that the special meeting had been rescheduled for March 8, 2019. In the meantime, MCC continues to solicit votes and seek support for the Proposed Mergers, despite the harm it will do to MCC stockholders.

134.          On February 11, 2019, Origami publicly disclosed that it had offered to acquire from MCC 100% of the interests in all of the assets of MCC SBIC for $45 million cash. According to Origami, its proposal “represents 60.0% of Medley SBIC’s regulatory capital (or NAV) at September 30, 2018 and implies a 36.2% premium to the February 8[th] closing share price of Medley Capital Corporation.”

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O.	Class Action Allegations

135.          Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other owners of MCC common stock (except Defendants and any person, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who were injured by Defendants’ wrongful actions, as more fully described herein (the “Class”).

136.          This action is properly maintainable as a class action.

137.          The Class is so numerous that joinder of all members is impracticable. As of December 4, 2018, the Company had approximately 54,474,211 shares of common stock outstanding, which are publicly traded and held by thousands of beneficial owners.

138.          A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The expense and burden of individual litigation make it impracticable for Class members individually to seek redress for the wrongful conduct alleged herein.

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139.          There are questions of law and fact common the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia:

(a)           whether the MCC Directors have breached their fiduciary duties to Company stockholders;

(b)           whether the remaining defendants aided and abetted those breaches of fiduciary duty;

(c)           whether the Plaintiffs and the other members of the Class will be harmed by the wrongs complained of herein;

(d)           whether the Defendants should be required to provide supplemental and/or corrective disclosures; and

(e)           whether the Plaintiffs and the Class are entitled to other injunctive or related relief.

140.          Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

141.          The Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

142.          Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

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143.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

COUNT I:

Breach of Fiduciary Duty Against the MCC Directors

144.          Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

145.          At all relevant times, the MCC Directors owed fiduciary duties to Plaintiffs and the Class. The Taube Brothers independently owed fiduciary duties to Plaintiffs and the Class because they are controllers and officers of MCC. Tonkel also owed fiduciary duties to Plaintiffs and the Class because he is an officer of MCC.

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146.          The Proposed Mergers are, with respect to at least the Taube Brothers, Tonkel, Hirtler-Garvey and Mack, self-interested transactions because each of them has a material interest in the Proposed Mergers.

147.          The MCC Directors failed to conduct a fair process in connection with the Proposed Mergers. Although the MCC Board formed the MCC Special Committee in January 2018, it did not participate in the failed MDLY process, and it never adequately explored MCC’s strategic alternatives.

148.          The MCC Directors compounded this failure by agreeing to a merger agreement with a no solicitation clause that prevents consideration of key strategic alternatives available to MCC that the MCC Special Committee should have investigated.

149.          The MCC Special Committee failed to negotiate a fair price, and they have agreed to a transaction that will transfer cash to MDLY, to the detriment of MCC.

150.          The Special Committee failed to give adequate consideration to the NexPoint Proposal or negotiate with NexPoint, although NexPoint has proposed a superior proposal.

151.          Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

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152.          Plaintiffs and the members of the Class have no adequate remedy at law.

COUNT II:

Breach of Fiduciary Duty of Disclosure Against the MCC Directors

153.          Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

154.          The Individual Defendants have violated their fiduciary duty of disclosure by failing to provide several categories of material information that the Company’s stockholders need to make an informed decision regarding the Proposed Mergers.

155.          While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

156.          The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures do not identify or correct the error in the Barclays presentation that fails to account for the dilutive effect of projected share issuances.

157.          Finally, the supplemental disclosures continue to provide misleading information about the impact of the Fortress relationship on the Taube Brothers’ interests.

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158.          The information listed above is highly material to the Company’s stockholders. Absent corrective disclosure, the Company’s stockholders will not be able to make an informed decision concerning the Proposed Mergers.

159.          Plaintiffs and the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

160.          Plaintiffs and the members of the Class have no adequate remedy at law.

COUNT III:

Aiding and Abetting Breach of Fiduciary Duty

Against Defendants by MDLY, SIC, MCC Advisors, Medley Group and

Medley LLC

161.          Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

162.          The MCC Directors owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

163.          By committing the acts alleged herein, the MCC Directors breached fiduciary duties they owed to Plaintiffs and the Class.

164.          Defendants MDLY, SIC, MCC Advisors, Medley Group and Medley LLC (collectively, the “Colluding Defendants”) aided and abetted the MCC Directors’ breaches of fiduciary duties, and were active and knowing participants in the MCC Directors’ breaches.

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165.           As alleged herein, the Colluding Defendants were well aware that the MCC Directors have not sought to obtain the best available transaction for MCC’s public stockholders. The Colluding Defendants aided and abetted the MCC Directors by, among other things: dominating and controlling the MCC Board; causing the continued extension of the MCC Management Agreement in spite of MCC’s poor performance; failing to timely establish the MCC Special Committee and allow MCC to conduct an independent exploration of strategic alternatives; refusing to consider or pursue indications of interest from potential bidders interested in purchasing MCC’s assets; and facilitating the execution of a preclusive no-shop clause that effectively prevented MCC from exploring other strategic alternatives.

166.          Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

167.          Plaintiffs and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, FrontFour respectfully requests that the Court enter an Order:

a.	Entering judgment in favor of FrontFour and the Class and against Defendants;

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b.	Declaring that the MCC Directors violated their fiduciary duties;

c.	Enjoining MCC from conducting the special meeting until such time as the MCC Board has conducted a fair and independent sales process;

d.	Releasing MCC from and enjoining MDLY and SIC from enforcing the “No Shop Clause” in Section 7.10 of the MCC Merger Agreement and the termination fee provisions in Section 9.1 of the MCC Merger Agreement; and

e.	Awarding FrontFour its costs and disbursements, including an award of attorneys’ fees and related costs and expenses; and

f.	Awarding such other and further relief as the Court deems just and proper.

Lori Marks-Esterman	/s/ A. Thompson Bayliss
Adrienne M. Ward	A. Thompson Bayliss (#4379)
Nicholas S. Hirst	Abrams & Bayliss LLP
Olshan Frome Wolosky LLP	20 Montchanin Road, Suite 200
1325 Avenue of the Americas	Wilmington, Delaware 19807
New York, NY 10019	(302) 778-1000
(212) 451-2300
Counsel for Plaintiffs FrontFour
Capital Group LLC and FrontFour
Master Fund, Ltd.
Dated: February 12, 2019

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CERTIFICATE OF SERVICE

I hereby certify that on February 18, 2019, my firm served true and correct copies of the foregoing Public Version of Verified Amended Complaint for Injunctive Relief via File & ServeXpress upon the following counsel:

William M. Lafferty, Esq.	Garrett B. Moritz, Esq.
John P. DiTomo, Esq.	Eric D. Selden, Esq.
Daniel T. Menken, Esq.	S. Michael Sirkin, Esq.
Morris, Nichols, Arsht &	Ross Aronstam & Moritz LLP
Tunnell LLP	100 South West Street, Suite 400
1201 N. Market Street	Wilmington, DE 19801
P.O. Box 1347
Wilmington, DE 19899

Blake Rohrbacher, Esq.
Kevin M. Gallagher, Esq.
Kevin M. Regan, Esq.
Nicole M. Henry, Esq.
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, DE 19801

/s/ Daniel J. McBride
Daniel J. McBride (#6305)

PUBLIC VERSION FILED:

March 4, 2019

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

FRONTFOUR CAPITAL GROUP LLC, and FRONTFOUR MASTER FUND, LTD., on behalf of themselves and similarly situated stockholders of MEDLEY CAPITAL CORPORATION,

Plaintiffs,

v.

BROOK TAUBE, SETH TAUBE, JEFF TONKEL, MARK LERDAL, KARIN HIRTLER-GARVEY, JOHN E. MACK, ARTHUR S. AINSBERG, MEDLEY MANAGEMENT, INC., SIERRA INCOME CORPORATION, MEDLEY CAPITAL CORPORATION, MCC ADVISORS LLC, MEDLEY GROUP LLC and MEDLEY LLC,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2019-0100-KSJM

ANSWER AND AFFIRMATIVE DEFENSES OF DEFENDANTS
MARK LERDAL, KARIN HIRTLER-GARVEY, JOHN E. MACK
AND ARTHUR S. AINSBERG TO PLAINTIFFS’ AMENDED
VERIFIED COMPLAINT FOR INJUNCTIVE RELIEF

Defendants Mark Lerdal, Karin Hirtler-Garvey, John E. Mack and Arthur S. Ainsberg (collectively, the “Special Committee Defendants”), by and through their undersigned counsel, answer the Amended Verified Complaint for Injunctive Relief (the “Amended Complaint”) filed by Plaintiffs FrontFour Capital Group LLC (“FFCG”) and FrontFour Master Fund, Ltd. (“FFMF,” and together with FFCG, “FrontFour” or “Plaintiffs”) as follows:

GENERAL DENIAL

Except as otherwise expressly admitted herein, the Special Committee Defendants deny each and every allegation contained in the Amended Complaint. The Special Committee Defendants state that the headings, sub-headings, footnotes, and graphic material throughout the Amended Complaint do not constitute well-pleaded allegations of fact and therefore require no response. To the extent that a response is required, those allegations are denied. The Special Committee Defendants expressly reserve their right to amend and/or supplement their answer to the Amended Complaint (the “Answer”) as may be necessary.1

RESPONSE TO SPECIFIC ALLEGATIONS

NATURE OF THE ACTION

1.              Plaintiffs are stockholders of Medley Capital Corporation (“MCC” or the “Company”) who seek to block a highly conflicted, three-way transaction orchestrated by Brook and Seth Taube (the “Taube Brothers”) to monetize their controlling stake in Medley Management Inc. (“MDLY”), cement their control of the post-transaction entity and secure a future lucrative fee stream.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 1 concerning Plaintiffs and otherwise deny the allegations in Paragraph 1.

[1]	The headings contained in the Amended Complaint are included in this Answer solely to provide context for the Amended Complaint’s allegations, and are not statements or admissions by the Special Committee Defendants. Footnotes and graphic materials from the Amended Complaint are omitted from this Answer.

2.              The challenged transaction, which was announced on August 9, 2018 (the “Announcement Date”), would combine MDLY with two other entities the Taube Brothers control, MCC, a publicly-traded business development company (“BDC”), and Sierra Income Corporation (“SIC”), a privately-held BDC:

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 2, except admit that on August 9, 2018, SIC, MCC, and MDLY issued a joint press release (the “August 9, 2018 Press Release”) concerning definitive agreements pursuant to which (i) MCC would, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and SIC (the “MCC Merger Agreement”), merge with and into SIC, with SIC continuing as the surviving company in the merger, and (ii) MDLY would, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MDLY, SIC, and Sierra Management, Inc., a wholly owned subsidiary of SIC (“Merger Sub”) (the “MDLY Merger Agreement”), merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger. The Special Committee Defendants respectfully refer the Court to the August 9, 2018 Press Release, the MCC Merger Agreement, and the MDLY Merger Agreement, which are publicly available, for their complete and accurate contents.

3.              If the transaction proceeds, SIC will first acquire MCC and then MDLY in two separate but cross-conditioned mergers (the “Proposed Mergers”). The transaction will leave SIC as the surviving company, which will then list on the New York Stock Exchange (“NYSE”).

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 3, except admit that they purport to characterize the terms of the MCC Merger Agreement and the MDLY Merger Agreement. The Special Committee Defendants respectfully refer the Court to the MCC Merger Agreement and the MDLY Merger Agreement, which are publicly available, for their complete and accurate contents.

4.              Incredibly, the Proposed Mergers contemplate the payment of $3.44 cash, plus $0.65 in cash dividends and the right to receive 0.3836 shares of SIC stock to holders of MDLY stock. The cash component alone represents an 18% premium to MDLY stockholders; adding the SIC stock component brings the premium to an outlandish 100%.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 4, except admit that they purport to characterize the terms of the MCC Merger Agreement and the MDLY Merger Agreement, and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

5.              The Proposed Mergers will also reward the Taube Brothers and other members of MDLY management with lucrative employment contracts, despite their miserable track record managing MCC, overseeing MDLY’s two failed sales processes and furnishing projections of MDLY’s revenue growth that are manifestly overstated given its terrible historical performance and dim prospects.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 5.

6.              By contrast, MCC stockholders will only receive the right to 0.8050 shares of SIC stock, which provides no premium when compared to MCC’s net asset value (“NAV”). The definitive Proxy filed with the SEC on December 21, 2018 (the “Proxy”), states that the value to MCC stockholders is $5.68 per share, based on the NAV of the pro forma combined company ($7.06), and a $6.80 per share value to MDLY stockholders. But those values are totally unrealistic. While MDLY’s $3.44 per share cash component is fixed, SIC stock will trade well below NAV. given the Taube Brothers’ disastrous record managing MCC and the probability that SIC stockholders, who have had no opportunity to exit for five years, will dump their stock once SIC becomes publicly traded.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 6, except admit that portions of the allegations in Paragraph 6 purport to characterize the terms of the MCC Merger Agreement and the MDLY Merger Agreement, and the contents of the joint proxy statement of SIC, MCC, and MDLY filed with the Securities and Exchange Commission on December 21, 2018 (the “Joint Proxy”), and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

7.              In an attempt to convince the MCC stockholders to approve the transaction, the Taube Brothers and their allies continue to claim that (a) by merging with SIC, a much larger fund, MCC will gain access to capital and more favorable borrowing terms, which will in turn lift MCC’s chronically depressed stock price, (b) by merging with MDLY, MCC will benefit from management cost savings and better alignment with investor interests, and (c) MCC will realize the benefit of MDLY’s projected revenues from management of new assets that are projected to be brought into the proposed combined company.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 7, except admit that they purport to characterize the contents of the Joint Proxy and SEC filings in support of the proposed transaction, and respectfully refer the Court to the Joint Proxy and those filings, which are publicly available, for their complete and accurate contents.

8.               But there is at least one vastly better alternative for MCC and its stockholders. In January 2019, NexPoint Advisors, L.P. (“NexPoint”) has proposed an alternative involving the combination of MCC and SIC which would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders under the Proposed Mergers. NexPoint also proposed to pay $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs, which would realize at least $9 million in annual savings, and to purchase at least $50 million of combined company shares over a five quarter period.

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 8. The Special Committee Defendants deny the remaining allegations in Paragraph 8, except admit that they purport to characterize the contents of press releases issued by NexPoint, and respectfully refer the Court to those press releases, which are attached as Exhibits A and D to Plaintiffs’ Motion to Expedite, for their complete and accurate contents.

9.              On February 11, 2019, Origami Capital Partners, LLC (“Origami”) announced that it had issued an open letter to the MCC Board, proposing to buy 100% of the interests of MCC’s wholly owned subsidiary, Medley SBIC, L.P. (“Medley SBIC”) for $45 million cash. According to Origami, this represents 60% of MCC’s NAV as of September 30, 2018 and implies a 36.2% premium to MCC’s February 8, 2019 closing stock price. Origami also disclosed that it had reached out several times to MCC during the spring of 2018 and sent a formal letter on April 4, 2018 (“Origami IOI”) expressing interest in purchasing Medley SBIC, The Origami IOI is not referenced in the Proxy’s background section and was not produced under the stipulation entered into in the action styled FrontFour Capital Group LLC et aL v. Medley Capital Corp,, C.A. No. 2019-0021-KSJM (the “220 Action” and “220 Stipulation”) which governs MCC’s pre-vote production pursuant to 8 Del. C. § 220 (“220 Production”).

ANSWER: The Special Committee Defendants deny the allegations in the first, second, and third sentences of Paragraph 9, except admit that they purport to characterize the contents of a press release issued by Origami. The Special Committee Defendants respectfully refer the Court to Origami’s press release, which is publicly available and incorporated by reference, for its complete and accurate contents. The Special Committee Defendants admit the allegations in the fourth sentence of Paragraph 9, except deny that the April 4, 2018 letter, purportedly from Origami, which was unsigned, was material or otherwise required to be disclosed in the Joint Proxy, and respectfully refer the Court to the referenced letter, and deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the contents of the document production in the 220 Action.

10.            The emergence of these alternatives after the announcement of the Proposed Mergers reflects the reality that no one attempted to shop MCC or seriously explore its strategic alternatives prior to signing up for the Taube Brothers’ preferred transaction. This failure is particularly galling because MCC’s NAV is far higher than its stock price, making MCC an attractive target.

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 10. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 10, and respectfully refer the Court to MCC’s NAV and stock price, which are matters of public record.

11.            Consistent with the Taube Brothers’ objectives, the Proxy omits key details of two unsuccessful attempts to sell MDLY, suggests that the affiliated companies took adequate steps to protect against conflicts, and implies that MCC had no strategic alternatives. This picture was and remains misleading.

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 11, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 11.

12.            For example, the Proxy heralds the formation by MCC’s Board of Directors (“MCC Board”) of a special committee of MCC’s independent directors (the “MCC Special Committee”) on January 28, 2018. But the MCC Special Committee never met, never retained a financial advisor, and never did anything else of substance (except get paid a monthly retainer) until June 19, 2018, after MDLY’s sale process failed and MDLY conceived of the Proposed Mergers. The Proxy could more accurately state that the MCC Special Committee’s primary purpose was to rubber-stamp the Proposed Mergers.

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 12, except admit that, on January 26, 2018, the MCC Board established the MCC Special Committee comprised of independent directors of MCC. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 12, except admit that the allegations purport to characterize the contents of the Joint Proxy. The Special Committee Defendants respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The Special Committee Defendants deny the allegations in the third sentence of Paragraph 12.

13.            Once negotiations regarding a merger began, the MCC Special Committee compounded the problems associated with its late start by irresponsibly agreeing to a no-shop clause that precludes the Company’s most logical alternatives, including the NexPoint proposal.

ANSWER: The Special Committee Defendants deny the allegations of Paragraph 13, and respectfully refer the Court to the MCC Merger Agreement and the MDLY Merger Agreement, which are publicly available, for their complete and accurate contents.

14.            The harm from the preclusive no-shop clause became manifest on February 1, 2019, when NexPoint revealed that it had proposed an alternative transaction to MCC and SIC on January 24, 2019, and made a definitive proposal on January 31, yet it had received no response.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 14, except admit that they purport to characterize the contents of NexPoint’s February 1, 2019 press release, and respectfully refer the Court to the press release, which is attached as Exhibit A to Plaintiffs’ Motion to Expedite, for its complete and accurate contents.

15.            MDLY and SIC quickly responded with a press release, stating the respective company boards would adhere “to a rigorous review process.” But MDLY and SIC immediately cast doubt on the “rigorousness” of this process by accusing NexPoint of being “misleading.”

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 15. except admit that they purport to characterize the MCC and SIC Joint Press Release, dated February 2, 2019 (the “February 2, 2019 Joint Press Release”), and the Special Committee Defendants respectfully refer the Court to the February 2, 2019 Joint Press Release, which is attached as Exhibit B to Plaintiffs’ Motion to Expedite, for its complete and accurate contents.

16.            On the morning of February 6, 2019. just four days later and without meeting with NexPoint’s representatives, MCC and SIC simultaneously announced the fait accompli: that they would not pursue NexPoint’s proposal because it was “in the best interests” of the companies’ stockholders to decline.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 16, except admit that they purport to characterize the MCC and SIC Joint Press Release, dated February 6, 2019 (the ‘February 6, 2019 Joint Press Release”), and the Special Committee Defendants respectfully refer the Court to the February 6, 2019 Joint Press Release, which is attached as Exhibit C to Plaintiffs’ Motion to Expedite, for its complete and accurate contents.

17.            On February 5, 2019, MCC, SIC and MDLY announced the postponement of their respective special meetings of stockholders to vote on the Proposed Mergers from February 8, 2019, to early March 2019. The special meeting has since been set for March 8, 2019.

ANSWER: The Special Committee Defendants admit the allegations of Paragraph 17.

18.            In this action, Plaintiffs seek injunctive relief blocking the Proposed Mergers and releasing MCC from the no-shop and termination fee provisions of the governing merger agreement, in order to permit the Company to engage with NexPoint, Origami and any other bidder that steps forward.

ANSWER: The allegations in Paragraph 18 contain legal conclusions and/or Plaintiffs’ characterization of the nature of the allegations and purported claims in the Amended Complaint to which no response is required. To the extent that a response is required, the Special Committee Defendants deny that Plaintiffs are entitled to the relief they seek.

THE PARTIES

19.            Plaintiff FFCG is an SEC-registered investment advisor located at 35 Mason Street, Greenwich, Connecticut 06830. FrontFour and its affiliates (including FFMF) are the beneficial owners of 1,674,946 shares of MCC common stock, which constitutes 3.1% of the Company’s outstanding shares.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 19.

20.            Plaintiff FFMF is an investment fund managed by FFCG. FFMF is the beneficial owner of 1,633,232 shares of MCC common stock, including 1,031 shares held by FFMF in record name.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 20.

21.            Defendant MCC is a Delaware corporation with its principal place of business at 280 Park Ave, 6th Floor East, New York, NY 10017. MCC is a nondiversified closed-end investment company that seeks to invest in small- and middle-market companies through privately negotiated debt and equity securities transactions. MCC is externally managed by MCC Advisors LLC (“MCC Advisors”), a majority owned subsidiary of Medley LLC, which is controlled by MDLY, which is in turn controlled by Medley Group LLC, pursuant to an investment management agreement executed on January 14, 2014 (the “MCC Management Agreement”). The Taube Brothers are the majority and controlling owners of Medley Group LLC. MCC is named as a Defendant solely for the purpose of securing Plaintiffs’ requested relief.

ANSWER: The Special Committee Defendants admit the allegations in the first two sentences of Paragraph 21. The third and fourth sentences of Paragraph 21 state legal conclusions to which no responses are required. To the extent that responses are required, the Special Committee Defendants admit that the Joint Proxy states that MCC is externally managed by MCC Advisors, a majority owned subsidiary of Medley LLC, pursuant to the MCC Management Agreement, that “certain members of Management...control Medley Group LLC” and that Medley Group LLC is “an entity wholly owned by Management.” The Special Committee Defendants respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The fifth sentence of Paragraph 21 contains legal conclusions and allegations concerning Plaintiffs characterization of its action to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations of the fifth sentence of Paragraph 21.

22.            Defendant Brook Taube is the Chief Executive Officer (“CEO”) and Chief Investment Officer (“CIO”) of MCC and the Chairman of the MCC Board. He co-founded MDLY with Seth Taube in 2006. He is conflicted because he serves as Co-CEO of MDLY and as Co-Chairman of the MDLY board of directors (the “MDLY Board”), along with his brother Seth Taube. Brook Taube is also the Managing Partner of MCC Advisors and Senior Portfolio Manager of the private investment funds managed by MDLY since 2007. Brook Taube has served on the board of directors of SIC (the “SIC Board”) since its inception in 2012. He currently serves on the investment committee for SIC Advisors LLC (“SIC Advisors”), the investment adviser to SIC, as well as serves as a Trustee of the Sierra Total Return Fund (“STRF”) and on the investment committee of STRF Advisors LLC, the investment adviser to STRF. Brook Taube is interested in the Proposed Mergers because he controls, with Seth Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock through ownership of MDLY Class B common stock. He will be Chairman and CEO of the combined company and stands to benefit from a lucrative employment package, with a base $600,000 annual salary and $3,200,000 bonus if performance objectives are met.

ANSWER: The Special Committee Defendants admit the allegations in the first two sentences of Paragraph 22. The Special Committee Defendants deny the allegations in the third sentence of Paragraph 22, except admit that Brook Taube is Co-CEO of MDLY and Co-Chairman of the MDLY board of directors. The Special Committee Defendants admit the allegations in the fourth, fifth, and sixth sentences of Paragraph 22. The Special Committee Defendants deny the allegations in the seventh and eighth sentences of Paragraph 22, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The Special Committee Defendants further state that Brook Taube’s positions with the referenced entities are a matter of public record.

23.            Defendant Seth Taube has served on the MCC Board since its inception in January 2011. He is conflicted because he serves as co-CEO of MDLY and as co-Chairman of the MDLY Board, along with his brother Brook Taube. Seth Taube has also served as Chairman of the SIC Board and CEO of SIC since its inception in April 2012 and as a Trustee of STRF since January 2016. He is interested because he holds controls, with Brook Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock. He will be Vice Chairman, Senior Executive Vice President and Senior Managing Director of the combined company and stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

ANSWER: The Special Committee Defendants admit the allegations in the first sentence of Paragraph 23. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 23, except admit that Seth Taube is Co-CEO of MDLY and Co-Chairman of the MDLY board of directors. The Special Committee Defendants deny the remaining allegations in Paragraph 23, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The Special Committee Defendants further state that Seth Taube’s positions with the referenced entities are a matter of public record.

24.            Defendant Jeff Tonkel has been a director of MCC 2014. He is conflicted because he is a Director and the President of MDLY and the President of SIC. He is interested in the Proposed Mergers because he holds 15,000 shares of MCC stock and 6% of the units in Medley LLC, which are exchangeable for shares of MDLY Class A stock. He will serve as President of the combined company and also stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

ANSWER: The Special Committee Defendants admit the allegations in the first sentence of Paragraph 24. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 24, except admit that Jeff Tonkel is a Director of MDLY and President of SIC. The Special Committee Defendants deny the remaining allegations in Paragraph 24, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The Special Committee Defendants further state that Jeff Tonkel’s positions with the referenced entities are a matter of public record.

25.            Defendant Arthur S. Ainsberg has been a director of the Board since 2011 and is Chairman of the Nominating and Corporate Governance Committees. For his service as an MCC director, Ainsberg has been paid an aggregate of $1,034,923. He owns only 3,000 shares of MCC stock, which were purchased in 2012.

ANSWER: The Special Committee Defendants admit the allegations in the first and third sentences of Paragraph 25. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 25, except admit that the amount of compensation that Mr. Ainsberg has received for his service as a MCC director is a matter of public record, and respectfully refer the Court to filings made with the SEC.

26.            Defendant Karin Hirtler-Garvey has been a director of the Board since 2011 and is Chairman of the Compensation Committee. For her service as an MCC director, Hirtler-Garvey has been paid an aggregate of $1,158,087. She owns only 3,000 shares of MCC stock, which were purchased shortly after the IPO. She is interested in the Proposed Mergers because she will be appointed a Director of the combined companies, where she will earn at least $200,000 annually.

ANSWER: The Special Committee Defendants admit the allegations in the first and third sentences of Paragraph 26. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 26, except admit that the amount of compensation that Ms. Hirtler-Garvey has received for her service as a MCC director is a matter of public record, and respectfully refer the Court to filings made with the SEC. The Special Committee Defendants deny the allegations in fourth sentence of Paragraph 26, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy for its complete and accurate contents.

27.            John E. Mack has been a director of the Board since 2011 and is Chairman of the Audit Committee. For his service as an MCC director, Mack has been paid an aggregate of $1,258,265. He owns only 7,000 shares of MCC stock, which were purchased in 2012. He is interested in the Proposed Mergers because he will be appointed a Director of the combined companies, where he will earn at least $200,000 annually,

ANSWER: The Special Committee Defendants admit the allegations in the first sentence of Paragraph 27, The Special Committee Defendants deny the allegations in the second sentence of Paragraph 27, except admit that the amount of compensation that Mr. Mack has received for his service as a MCC director is a matter of public record, and respectfully refer the Court to filings made with the SEC. The Special Committee Defendants deny the allegations in the third sentence of Paragraph 27. The Special Committee Defendants deny the allegations in fourth sentence of Paragraph 27, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy for its complete and accurate contents.

28.            Defendants Mark Lerdal has been a director of the Board since 2017. For his two years of service as an MCC director, Lerdal has been paid $288,702. He does not own any shares of MCC stock.

ANSWER: The Special Committee Defendants admit the allegations in the first and third sentences of Paragraph 28. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 25, except admit that the amount of compensation that Mr. Lerdal has received for his service as a MCC director is a matter of public record, and respectfully refer the Court to filings made with the SEC.

29.            Defendant MDLY is a publicly traded asset management firm run by its co-CEOs, Defendants Brook and Seth Taube, and is the parent of several registered investment advisors (collectively, “Medley”). On September 24, 2014, MDLY completed its public offering and listed its shares on the NYSE. MDLY is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. Ultimately, MDLY manages over $4.8 billion in assets, including those owned by MCC and SIC.

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 29, except admit that MDLY is a publicly traded asset management firm and Brook and Seth Taube are its co-CEOs. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 29. except admit that MDLY completed its public offering of shares on September 29, 2014. The third sentence of Paragraph 29 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants admit that the Joint Proxy states that MDLY is “a publicly traded asset management firm, which is controlled by Medley Group LLC. an entity wholly owned by Management,” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The Special Committee Defendants otherwise admit the allegations in Paragraph 29.

30.            Defendant SIC is a non-traded BDC. SIC was launched by MDLY in April 2012 as its first public non-traded permanent capital vehicle and is externally managed by SIC Advisors LLC, an affiliate of MDLY. SIC is an affiliate of MCC, as MDLY controls (either directly or indirectly) the investment managers of both SIC and MCC. SIC is named as a party to the Complaint to the extent necessary for the granting of injunctive relief.

ANSWER: The Special Committee Defendants admit the allegations in the first two sentences of Paragraph 30. The third sentence of Paragraph 30 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants admit that the Joint Proxy states that: (i) “SIC Advisors is a majority owned subsidiary of Medley LLC, which is controlled by Medley Management Inc.”; and (ii) “MCC Advisors is a majority owned subsidiary of Medley LLC, which is controlled by Medley Management Inc.,” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The fourth sentence of Paragraph 30 contains legal conclusions and allegations concerning Plaintiffs’ characterization of its action to which no response is required. To the extent a response is required, the Special Committee Defendants deny the allegations in the fourth sentence of Paragraph 30.

31.            Defendant Medley Group LLC (“Medley Group”) is a Delaware limited liability corporation collectively owned by the Taube Brothers, Tonkel, Richard T. Allorto, Jr., John D. Fredericks, Samuel Anderson, and Christopher Taube. Medley Group holds more than 97% of the voting power of MDLY through its ownership of 100% of MDLY’s Class B common stock. Through its control of MDLY, Medley Group ultimately controls Medley LLC, MCC, SIC, MCC Advisors LLC, SIC Advisors LLC, and various other investment advisers and other entities under the MDLY umbrella.

ANSWER: Paragraph 31 states legal conclusions to which no response is required. To the extent that a response is required, the Special Committee Defendants admit that the Joint Proxy states that Medley Group LLC is “an entity wholly owned by Management that “holds all 100 issued and outstanding shares of MDLY Class B Common Stock.” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The Special Committee Defendants otherwise deny the allegations in Paragraph 31.

32.            Defendant Medley LLC is a Delaware limited liability corporation. MDLY, which is controlled by Medley Group, is the sole managing member of Medley LLC and owns 100% of its voting units. The Taube Brothers are the CoChief Executive Officers of Medley LLC; Tonkel, Allorto and Fredricks serve, respectively, as the President, Chief Financial Officer and General Counsel of Medley LLC. Medley LLC owns and controls the investment advisers affiliated with MDLY, including MCC Advisors and SIC Advisors.

ANSWER: The Special Committee Defendants admit the allegations in the first and third sentences of Paragraph 32. The second and fourth sentences of Paragraph 32 state legal conclusions to which no response is required. To the extent that a response is required, the Special Committee Defendants admit that the Joint Proxy states that MDLY is “a publicly traded asset management firm, which is controlled by Medley Group LLC, an entity wholly owned by Management,” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The Special Committee Defendants otherwise deny the allegations in Paragraph 32.

33.            Defendant MCC Advisors is a Delaware limited liability corporation. MCC Advisors is a wholly controlled and majority-owned subsidiary of MDLY. MCC Advisors serves as the investment manager to MCC. The Taube Brothers, Tonkel and Allorto, serve as Managing Partners of MCC Advisors; Brook Taube also serves as MCC’s Senior Portfolio Manager.

ANSWER: The Special Committee Defendants admit tire allegations of the first, third, and fourth sentences of Paragraph 33. The second sentence of Paragraph 33 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants admit that the Joint Proxy states that “MCC is externally managed and advised by its investment adviser, MCC Advisors, pursuant to the MCC Investment Management Agreement” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

34.            MDLY’s most recent Form 10-K, which was filed with the SEC on March 29, 2018, presents the MDLY management structure, including MCC Advisors, as follows:

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 34, except admit that they purport to characterize the contents of MDLY’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2018, and respectfully refer the Court to MDLY’s Form 10- K. which is publicly available, for its complete and accurate contents.

FACTUAL ALLEGATIONS

A.	The Taube Brothers Destroy Massive Value at MCC.

35.            Since its IPO on January 19, 2011, MCC has been under the constant stewardship of MCC Advisors, which in turn has been controlled by the Taube Brothers.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 35, except admit that the MCC Management Agreement with MCC Advisors was first executed on January 11, 2011 and the allegations otherwise purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

36.            Pursuant to the MCC Management Agreement, MCC Advisors controls all relevant aspects of MCC’s investment-based business. MCC pays MCC Advisors fees for its investment advisory and management services, consisting of a base management fee and a two-part incentive fee.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 36, except admit that they purport to characterize the MCC Management Agreement and the MCC Administration Agreement, and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

37.            According to the Form 10-K filed by MCC for the year ended September 30, 2018, which was filed December 14, 2018 (“2018 MCC Form 10- K”), MCC has paid $51.3 million to MCC Advisors for the past three fiscal years. Along with the MCC Management Agreement, MCC entered into a separate administration agreement with MCC Advisors (the “MCC Administration Agreement”) – itself worth significant fees to Medley - ensuring that MCC Advisors controls virtually every aspect of MCC’s operations. Both the MCC Management Agreement and MCC Administration Agreement must be approved annually and may be terminated by either party upon 60 days’ written notice without penalty.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 37, except admit that they purport to characterize the 2018 MCC Form 10-K, the MCC Management Agreement, and the MCC Administration Agreement, and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

38.            In addition to rewarding the Taube Brothers, the Form 10-K filed by MDLY for the year ended December 31, 2017 (the “2017 MDLY Form 10-K”) discloses that a third Taube brother, Christopher, serves as MDLY’s Senior Managing Director, Head of Institutional Fund Raising. Christopher Taube received total compensation valued at $1.2 million in 2017.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 38. except admit that they purport to characterize the 2017 MDLY Form 10-K and respectfully refer the Court the 2017 MDLY Form 10-K, which is publicly available, for its complete and accurate contents.

39.            The rich compensation paid to MCC Advisors and members of the Taube family has not resulted in strong market returns for MCC stockholders. Between its IPO and the Announcement Date, MCC’s stock plummeted by approximately 72%, during a period of sustained stock market and sector share price increases. MCC’s cumulative return during that period was -34%, while the return of the S&P 500 Index was +161%. MCC’s performance was equally dismal compared to peers and cannot be blamed on any trouble within the BDC sector. As the following chart shows, the S&P BDC Index has had a positive 57% return since the date of MCC’s IPO:

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 39, except admit that MCC’s historical stock price, and price movements, including its stock price and/or stock price movements between its IPO and the Announcement Date, are matters of public record.

40.            This poor performance is not surprising, because by every industry measure the fund has been in a steady decline:

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 40, except admit that MCC’s historical stock price, price movements, and financial data, are matters of public record.

41.            The deterioration in MCC’s net investment income (“NII”) and dividend are particularly dramatic. NII, a measure of the income received from investment assets (bonds, stocks, funds, loans and other investments), minus equivalent investment expenses, is a key metric in measuring BDC performance and serves as a proxy for a BDC’s earning power. Since 2014, NII has plunged by 85% (from $1.58 to $0.23 per share), and the dividend has fallen by 65% (from $1.48 to $0.52 per share). Moreover, because dividends have exceeded NII, MCC has operated with an unsustainable shortfall since 2016.

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 41. The Special Committee Defendants deny the remaining allegations in Paragraph 41, except admit that MCC’s historical stock price, NII, and dividends are matters of public record.

42.            As of the Announcement Date, MCC had the largest discount to NAV (53%) of any BDC, and the lowest annual return (-38.6%). Nothing has improved in the past few months, and as of year-end, MCC has continued to languish at a 55% discount to NAV—the single largest NAV discount among the 46 BDCs covered by Raymond James’ investment banking group in their “BDC Weekly Insight’” report (published January 3. 2019) and nearly 3x the BDC average discount of 19%. Industry.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 42, except admit that MCC’s historical stock price and NAV are matters of public record.

43.            Despite MCC Advisors’ abysmal performance and fact that the MCC Management and Administration Agreements could be terminated without penalty, the MCC Board has routinely extended both agreements for an additional year, most recently on November 29, 2018.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 43, except admit that on November 29, 2018, the MCC Board approved the renewal of each of the MCC Management Agreement and the MCC Administration Agreement for one-year terms.

44.            The extensions alone raise questions concerning the independent directors of the MCC Board’s competence and engagement. Since 2011, none of the currently serving independent directors have ever elected to receive MCC stock in lieu of cash compensation, and none of the independent directors have acquired shares in the Company since 2012. This indicates a serious misalignment between the interests of MCC’s independent directors and its stockholders.

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 44. The Special Committee Defendants deny the remaining allegations in Paragraph 44, except admit that none of the independent directors has elected to receive MCC stock in lieu of cash and none has acquired shares in MCC since 2012.

45.            The misalignments are also reflected in the independent directors’ pay. For the fiscal year ended September 30, 2017, MCC compensated its independent directors in amounts ranging from $148,000 to $165,000, MCC’s director compensation is unjustified in comparison to BDC peers, many of which pay in the same range - or less - despite having substantially more assets under management and positive returns:

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 45. The Special Committee Defendants deny the remaining allegations in Paragraph 45, except admit that they purport to characterize data contained in SEC filings, and Defendants respectfully refer the Court to those documents, which are incorporated by reference to the Amended Complaint, for their complete and accurate contents.

B.	MDLY Considers a Sale but Fails to Generate Interest in its Management Services

46.            After years of destroying MCC’s share price and market reputation, MDLY began looking for a profitable escape route. In May 2017, certain senior members of MCC Advisors, including the Taube Brothers, Jeff Tonkel, and Christopher Taube (collectively, “Medley Management”), began shopping MDLY and MCC Advisors to potential bidders. Although they retained UBS and Credit Suisse to conduct outreach, the process ultimately failed. No bids progressed beyond the initial indication of interest stage.

ANSWER: The Special Committee Defendants deny that MDLY destroyed MCC’s share price and market reputation, and otherwise deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 46, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

47.            In October 2017, MDLY retained the services of Goldman Sachs & Co. LLC (“Goldman”) and Broadhaven Capital Partners (“Broadhaven”) to restart the process and reach out to potential bidders. At MDLY’s direction, Goldman and Broadhaven invited thirty-eight potential strategic partners or buyers to participate in the preliminary round of a two-round sale process.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 47, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

48.            Although the process had started in May 2017, the MCC Board had no involvement in the process run by Goldman and Broadhaven. A strategic transaction was not an agenda item at MCC Board meetings held in May, August or December 2017, although the Taube Brothers and Tonkel sat on the MCC Board and had to know any strategic transaction would have a substantial impact on MCC stockholders.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 48, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

49.            Despite the broad outreach by Goldman and Broadhaven, MDLY only received three “viable” first-round, nonbinding indications of interest. Only one bidder (“Party X”) made a second-round proposal. From January 12, 2018 through January 24, 2018, MDLY and Party X engaged in negotiations, which resulted in the exchange of numerous proposals and counter-proposals.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 49, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

50.            Based upon these negotiations, on January 26, 2018, the MCC Board established the MCC Special Committee, consisting of Ainsberg, Hirtler-Garvey, Mack and Lerdal, with Ainsberg serving as chair, to consider and evaluate the impact on MCC of a sale of MDLY to a third party that would result in the assignment of the MCC Management Agreement.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 50, except admit that the MCC Board established the MCC Special Committee, which consists of Mr. Ainsberg (who serves as chair), Ms. Hirtler- Garvey, Mr. Mack and Mr. Lerdal, on January 26, 2018 and that the remaining allegations purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

51.            The MCC Board approved compensation for the MCC Special Committee, with each member to receive a $25,000 retainer upon the committee’s formation and a monthly stipend of $15,000 for the chair and $10,000 per month for all other members.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 51, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

52.            Although the MCC Special Committee was formed on January 26, 2018, documents produced in the 220 Production indicate that it did not hold any meetings; did not retain any advisors in connection with the transaction proposed by Party X. and did not engage in substantive discussions via email with the Taube Brothers or other members of MDLY Management about a strategic transaction until after June 19, 2018.

ANSWER: The Special Committee Defendants deny the allegations of Paragraph 52, except admit that the MCC Special Committee was formed on January 26, 2018, and otherwise deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 52 concerning the contents of the 220 Production.

53.            According to its February 11, 2019 press release. Origami reached out to MCC several times in the spring of 2018 and sent the Origami IOI on April 4, 2018, but it “received no response.”

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 53, except admit that they purport to characterize the contents of Origami’s February 11, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

54.            The terms of the IOI are not known, because it was not included in the 220 Production, although Section 1(c) of the 220 Stipulation required production of all IOIs sent “between and including May 1, 2017 and August 9, 2018, relating to the Proposed Mergers or any Alternative Transaction.” This raises the additional concern that MCC or MCC Advisors received other IOIs that were withheld from production.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 54, except deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the 220 Production and the 220 Stipulation.

55.            Section 1(a) of the 220 Stipulation also requires MCC to produce “All Board Materials created, sent or modified between and including May 1, 2017 and August 9, 2018 relating to . . . any Alternative Transaction.” The 220 Production contains no Board Materials, as defined in the 220 Stipulation, referencing the Origami IOI, although the MCC Special Committee should have considered those proposals and was receiving monthly pay to do so. There are only two possible explanations: either the Taube Brothers, Tonkel and other members of Medley Management breached their fiduciary duties by withholding the Origami IOI from the MCC Special Committee, or the MCC Special Committee breached its fiduciary duty by ignoring it.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 55, except deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the 220 Production and the 220 Stipulation.

56.            Despite the lack of any visible work, the MCC Special Committee was paid at least a total of $280,000 between January and June 2018.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 56, except admit that they purport to characterize the compensation of the MCC Special Committee as set forth in the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

57.            At that time the Taube Brothers were under immense financial pressure, as MCC’s poor performance had drastically reduced MCC Advisors’ and therefore MDLY’s revenues. Each quarter, base management fees paid to MCC Advisors had decreased due to the decline in MCC’s portfolio, falling from $19.5 million to $17.8 million from 2016 to 2017. The incentive fee had precipitously fallen from $8.0 million to $0.9 million in the same period, and MCC Advisors was not on target to receive any incentive fees from MCC in 2018. Faced with a growing deficit and the need to pay a dividend to MCC stockholders, on May 4, 2018, MCC Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 57, except admit that they purport to characterize data and other contents set forth in the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents, and deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the Taube Brothers.

58.            The Taube Brothers were also under increasing pressure due to the terms of a joint venture agreement entered into on June 3, 2016, between Medley LLC and affiliates of Fortress Credit Advisors, LLC (“Fortress” and “Fortress Agreement”), by which Fortress had provided the majority of funding for Medley Seed’s purchase of MCC common stock. The terms of the Fortress Agreement require Medley LLC to pay to Fortress “an 8% preferred distribution, 15% of the Joint Venture’s profits, and up to 8% of the net advisory revenues from one of Medley LLC’s subsidiaries.” By May 2018, Medley LLC was at risk of default under the Fortress Agreement due to MCC’s weakening state and non-sustainable payment of dividends. The 220 Production suggests that the Fortress Agreement was a deterrent to potential acquirers. (MCC220_9554.)

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 58, except admit that they purport to characterize the contents of the Joint Proxy and respectfully refer the Court to the Joint Proxy, which is publicly available. The Special Committee Defendants further refer the Court to the Schedule 14A filed with the SEC by MCC on February 5, 2019, which contains additional disclosures concerning Fortress,

59.            MDLY apparently recognized that bidders saw little value in MDLY itself, particularly with the Taube Brothers at the helm. On May 15, 2018, Brook Taube emailed two MDLY employees regarding

(MCC220_011525.)

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 59, except respectfully refer the Court to the referenced document for its complete and accurate contents.

60.            Ultimately, Party X was interested only in an asset purchase - an unappealing structure for MDLY because it would cut off its lucrative management fees. In June 2018, MDLY broke off engagement with Party X and all other potential counterparties because it was unable to find any viable indication of interest “that was worth pursuing.”

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 60, except respectfully refer the Court to the referenced document for its complete and accurate contents.

61.            The MDLY sales process reflected that the real value existed at MCC and SIC. But, under the current structure, the Taube Brothers could not appropriate the value of those businesses for themselves.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 61.

C.	The MCC Special Committee Serves as Window Dressing to Approve the Proposed Mergers.

62.            The MDLY Board decided to turn its attention to a more lucrative option than any asset purchase by a third party could be: rolling up SIC and MCC with MDLY. Through this structure, MDLY Management could “triple dip” by (i) cashing out their interests in MDLY at a higher price than any third party would pay, (ii) keeping their fee stream alive in the form of newly negotiated employment agreements, and (iii) receiving disproportionate consideration for their increased equity in any subsequent sale of the Combined Company.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 62, except deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the MDLY Board’s decisions or actions.

63.            On June 19, 2018, the MCC Board expanded the MCC Special Committee’s mandate to evaluate the Proposed Mergers’ impact to the MCC stockholders. The MCC Special Committee had the authority to, among other things, evaluate the terms and conditions of the Proposed Mergers or any alternative thereto and determine whether the Proposed Mergers and any alternative thereto were “advisable and [fair] to, and in the best interests of [MCC] and its stockholders.”

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 63, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

64.            For multiple reasons, the Special Committee process came nowhere close to cleansing the conflict-plagued process.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 64.

65.            First, the Special Committee became involved far too late. During MDLY’s outreach to potential bidders in 2017 and early 2018, the MCC Special Committee did nothing except collect its monthly fee. The MCC Special Committee’s absence early in the process had a critical impact. For example, the confidentiality agreements that MDLY executed with twenty-four potential strategic acquirers during its sales process included standstill provisions preventing the signatories from making bids for MCC, absent MDLY’s consent. Thus, MDLY and its management team effectively blocked a wide range of potential bidders for MCC from making bids without first securing MDLY’s blessing.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 65.

65.            Second, once the MCC Special Committee’s mandate expanded, MDLY Management inserted itself in every stage of the deliberations. For example, “at the direction of MDLY,” representatives of Goldman, advisor to the MDLY Board and highly incentivized to monetize MDLY, were present in the July 1L 2018 meeting of the MCC Special Committee. During that meeting, the MCC Special Committee reviewed the Proposed Mergers and the challenges MCC would face as a standalone entity. Documents in the 220 Production indicate that Goldman prepared work product that MDLY Management apparently surreptitiously re-styled as its own (“we are converting the MCC and SIC presentations to your letterhead overnight”) and fed to the MCC Special Committee. (See MCC220_010427-42, MCC220_010449-51; MCC220_10457-59.)

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 66, except respectfully refer the Court to the referenced documents for their complete and accurate contents and deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the contents of the 220 Production.

67.            Brook Taube’s emails show that his only concern was closing the deal he wanted, without regard to the deals’s fairness, and that he had no hesitation about bullying the MCC Special Committee, or concern that they could not be bullied. For example, on July 27, 2018, he emailed Goldman, Seth Taube and Tonkel about price terms for MCC:

                                                                                                                                                                                                                                                                                                                 (MCC220_011827, emphasis added.) On July 31, 2018, Brook Taube emailed Tonkel,                                                                                                                                                                                                                                 (MCC220_011831, emphasis added.)

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 67, except deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the contents of Brook Taube’s emails, and respectfully refer the Court to the referenced documents for their complete and accurate contents.

68.            Third, the MCC Special Committee only retained its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) on June 29, 2018, approximately forty days before the Announcement Date. This was far too late for the MCC Special Committee to have played an adequate role in managing the process or evaluating earlier proposals that may not have attracted the Taube Brothers, but may well have offered greater value to MCC.

ANSWER: The Special Committee Defendants deny the allegations hi the first sentence of Paragraph 68, except admit that the MCC Special Committee entered into an engagement letter with Sandler O’Neill on June 29, 2018. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 68.

69.            Fourth, after MDLY suggested a three-way combination, the MCC Special Committee appears to have focused on that transaction exclusively. It did not seriously explore alternatives, including an asset sale to Party X, a combination with an unaffiliated BDC or any number of other options. The MCC Special Committee could have negotiated for a waiver of the NDA provisions prohibiting outreach to MCC that MDLY had required bidders to agree upon during its failed sales processes. The MCC Special Committee could have explored terminating MCC Advisors’ investment management agreement and engaging an unaffiliated fund manager. The MCC Special Committee could have engaged in direct negotiations with Origami and the two parties who submitted IOIs to MDLY on June 22, 2018 (“Party A”) and July 30, 2018 (“Party B”), or, at a minimum, reviewed those IOIs to gain an understanding of MDLY’s value proposition. Had they done so, the MCC Special Committee would have learned that Party A was prepared to offer MDLY a 47% premium and Party B a 39% premium, nothing near die 100% MDLY negotiated for itself in the Proposed Mergers. Nothing in the 220 Production indicates that the MCC Special Committee considered any of diese options.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 69, except deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the contents of the 220 Production.

70.            Fifth, the Proxy indicates that MCC Special Committee and Sandler O’Neill took the forecasts of MDLY provided by MDLY Management (the “MDLY Projections”) at face value, even though they were prepared by a conflicted management team, do not appear to have been prepared in the regular course of business and are manifestly unreasonable.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 70, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

71.            Though MDLY’s revenue and EBITDA decreased by 17% and 31%, respectively, between 2016 and 2018, the MDLY Projections forecast revenue and EBITDA increasing by 67% and 106%, respectively, over the next three years.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 71, except admit that they purport to characterize the contents of Schedule 13E-3 filed by MDLY, dated November 7, 2018, and the Barclays’ Presentation, dated August 9, 2018. The Special Committee Defendants respectfully refer the Court to Schedule 13E-3, which is publicly available, and the Barclays’ Presentation, which is incorporated by reference, for their complete and accurate contents.

72.            The notion that the Taube Brothers and MDLY’s management team could attract hundreds of millions of dollars of additional investments to support a projected increase of management fees to $40 million in four years, is laughable. They were terrible money managers. The data collected by Sandler O’Neill shows MCC - denominated as “Montauk” - at the bottom of its class of 42 BDCs, having both the poorest market cap to NAV ratio (0.53), and poorest total return for the past 3 month (-19.8%) and 1 year periods and (-38.6%).

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 72, except respectfully refer the Court to the referenced documents for their complete and accurate contents.

73.            Nothing in the 220 Production suggests that the MCC Special Committee performed diligence on the MDLY projections. They clearly should have. The Taube Brothers’ emails demonstrate that

                                                                                                                                                                                                   In their effort to persuade Party X that their rosy projections were sound, the Taube Brothers and MDLY Management prepared and emailed a “Management Fee Review” to Party X. The presentation states,

(See MCC220_010365-MCC220_10370.)

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 73, except deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the Taube Brothers’ emails and the contents of the 220 Production, and respectfully refer the Court to the referenced documents for their complete and accurate contents.

74.            Based upon MDLY’s SEC filings, it appears that neither opportunity closed, and the Management Fee Review mentions

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 74, except admit that they purport to characterize MDLY’s SEC filings and other documents. The Special Committee Defendants respectfully refer the Court to the referenced filings and other documents for their complete and accurate contents.

75.            Party X appears to have kicked the tires and discounted the projections. The MCC Special Committee and its advisors accepted what the Taube Brothers fed them at face value.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 75, except deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning Party X’s actions.

76.            Sixth, the MCC Special Committee spent almost no time considering the impact of chaining MCC stockholders to MDLY Management, although that structure was supposedly a key part of the value proposition. Upon closing of the Proposed Mergers, the Taube Brothers and Tonkel are to receive lucrative contracts providing for $1,960,000 base salary and up to $6,700,000 in bonus compensation, with brother Christopher to receive a $360,000 base salary and up to $1,650,000 bonus compensation. This increased compensation will overwhelm the “synergies” of the Proposed Mergers and contributed to Barclays conclusion that “net synergies” arising from the Proposed Mergers would be negative. The MCC Special Committee apparently did not participate at all in the negotiation of the combined entity’s management or employment contracts. This was and is unacceptable. If the Proposed Mergers proceed, MCC stockholders will receive SIC shares and will effectively pay munificent compensation to the same people who destroyed MCC’s value in the first place.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 76, except admit that portions of the allegations purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

77.            The MCC Special Committee apparently only reviewed management compensation at the combined entity on August 8, 2018, one day before approving the Proposed Mergers, and had no say on pay. The MCC Special Committee apparently never considered, or cared, that MDLY Managements’ continued employment and entrenchment, given their deplorable track record with MCC, would likely push down the trading price of the combined entity and further deprive MCC stockholders of substantial value.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 77.

D.	MDLY Pushes Through a Conflicted Transaction That Substantially Devalues MCC Without Resistance from the MCC Special Committee

78.            On August 9, 2018, Sandler O’Neill presented its opinion that the MCC Merger Consideration was fair to MCC stockholders from a financial point of view (the ‘Fairness Opinion”). The Fairness Opinion focused exclusively on the purported value of the MCC Merger Consideration (the right to receive $0.8050 of SIC stock per share) and said nothing about whether (i) the Proposed Mergers contemplated payment of an unjustified premium to MDLY, (ii) the cash component of the merger consideration earmarked for MDLY holders was fair given MCC holders’ anticipated receipt of SIC stock or (iii) the rich compensation to MDLY management would have a disproportionate impact on the pro forma company. Nor did the Fairness Opinion address whether termination of the various agreements with MDLY or some other option was superior. Sandler O’Neill also failed to evaluate the trading value of SIC common stock or the likely trading value of pro forma company stock.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 78, except admit that they purport to characterize the contents of Sandler O’Neill’s Fairness Opinion, and respectfully refer the Court to the Fairness Opinion, which is publicly available and set forth in the Joint Proxy, for its complete and accurate contents.

79.            Although the Fairness Opinion is replete with the negative story of “Montauk”, it never questions the conflicted upside of the Proposed Mergers to “Huntington” aka MDLY, the party responsible for “Montauk’s” disastrous performance. (MCC220_000554-MCC220_000555.)

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 79, except admit that they purport to characterize the Fairness Opinion and other documents. The Special Committee Defendants respectfully refer the Court to those documents for their complete and accurate contents.

80.            After receiving the Fairness Opinion, the MCC Special Committee recommended that the MCC Board approve the Proposed Mergers, which it did.

ANSWER: The Special Committee Defendants admit that the MCC Special Committee received the Fairness Opinion prior to the time that the MCC Special Committee recommended to the MCC Board that the Board approve the Proposed Mergers.

E.	Having Never Shopped MCC, the MCC Board Binds MCC to an Onerous No Solicitation Clause

81.            The deal documents, including the Agreement and Plan of Merger between MCC and SIC dated as of August 8, 2018 (“MCC Merger Agreement”), were attached to the Proxy.

ANSWER: The Special Committee Defendants admit the allegations in Paragraph 81.

82.            Section 7.10 of the MCC Merger Agreement controls whether and when the MCC Board may engage with parties submitting “Competing Proposals” and “Superior Proposals.”

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 82, except admit that they purport to characterize the terms of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

83.            Section 1.1 of the MCC Merger Agreement defines “Competing Proposal” and “Superior Proposal” as:

“Competing Proposal” means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MCC or SIC, as applicable, or (ii) any one or more assets or businesses of MCC or its Subsidiaries or SIC or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its Subsidiaries, taken as a whole, or SIC and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or SIC, in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement.

“Superior Proposal” means any bona fide written Competing Proposal made by a Third Party that the MCC Board or the SIC Board, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the MCC Board or SIC Board, as applicable, considers to be appropriate, is more favorable to MCC’s stockholders or SIC’s stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by SIC to MCC in writing in response to such Competing Proposal made to MCC or by MCC to SIC in writing in response to such Competing Proposal made to SIC under the provisions of Section 7.10(f); provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%).

ANSWER: The Special Committee Defendants admit that Paragraph 83 accurately quotes portions of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

84.            Section 7.10(d) provides that the Board may contact the Third Party to “clarify any ambiguous terms” of a Completing Proposal or “engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates,” but only “if the MCC Board or SIC Board, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MCC or SIC, as applicable, under Applicable Law.” (emphasis added).

ANSWER: The Special Committee Defendants admit that Paragraph 84 accurately quotes portions of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

85.            Section 7.10(e) of the Merger Agreement provides that the MCC Board may not make an “Adverse Recommendation Change” or enter into any agreement (other than a confidentiality agreement) with a Third Party unless, having determined that a Competing Proposal is a Superior Proposal:

the board of directors effecting the Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MCC Board.

ANSWER: The Special Committee Defendants admit that Paragraph 85 accurately quotes portions of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

86.            Section 9.4 of the MCC Merger Agreement provides for a $6 million “Termination Fee,” which MCC must pay if either party terminates the MCC Merger Agreement after the MCC Board effects an “Adverse Recommendation Change,” or if MCC terminates the MCC Merger Agreement to enter into a definitive agreement contemplated by a Superior Proposal.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 86, except admit that they purport to characterize the terms of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

87.            In an effort to avoid being deemed an unlawful penalty. Section 9.4(d) states that the Termination fee is “liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.”

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 87, except admit that they purport to characterize the terms of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

88.            Section 9.1(c) provides that the Merger Agreement will terminate on March 31, 2019, if the Proposed Merger with SIC has not been consummated by that date.

ANSWER: The Special Committee Defendants deny the allegation in Paragraph 88, except admit that they purport to characterize the terms of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

89.            The Proxy concedes that the No Solicitation and Termination Fee provisions are a “potentially negative” factor:

[T]he fact that the MCC Merger Agreement precludes MCC from actively soliciting competing proposals and MCC may not terminate the MCC Merger Agreement to accept a competing proposal from a third party unless the MCC Board (or the MCC Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MCC would be required to pay the termination fee.

But the Proxy omits any reference to the reality that the MCC Special Committee failed to test the waters and therefore had no basis to conclude that the definitions of “Competing Proposal” and “Superior Proposal” were adequate. In fact, those definitions ruled out obvious alternatives the MCC Special Committee should have known about.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 89, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

F.	The Proposed Mergers Undervalue the Company and Overvalue MDLY

90.            The Proposed Mergers significantly undervalue the Company and will handsomely reward MDLY. The deal implies a transaction price (based on MCC’s pre-amiouncement stock price) to MCC’s September 30, 2018 NAV multiple of 0.55x. This valuation falls well below the valuation range for externally managed BDCs derived by Broadhaven. Using both precedent transactions and comparable public companies, Broadhaven derived an average valuation range of 0.76x and 0.92x. respectively: 38% - 69% above the MCC valuation implied by the merger consideration.

ANSWER: The Special Committee Defendants deny the allegations in the first and third sentence of Paragraph 90. The Special Committee Defendants deny the remaining allegations in Paragraph 90, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

91.            Further underscoring this valuation discrepancy, using precedent transactions, Sandler O’Neill derived mean and median transaction price/NAV multiples of 0.79x and 0.86x, respectively.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 91, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

92.            By accepting a below-market valuation of 0,55x for MCC shares, an excessive amount of deal consideration offered by SIC is earmarked for holders of MDLY, the entity controlled by MDLY Management. In addition, MDLY holders will receive approximately 64% of the deal consideration in cash, while MCC holders will receive only SIC stock. If the individuals controlling MDLY were truly aligned with stockholders of MCC, they would have pushed for SIC to pay closer to 0.8x to l.0x NAV for MCC’s assets while making an offer with a considerable cash component. As currently structured, the proposed transaction leaves MCC stockholders with the prospect of holding only SIC stock, without the certainty of cash consideration that MDLY holders will receive.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 92, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

93.            By contrast, MDLY holders will receive a 100% premium, despite the fact that no bidders were willing to pay anywhere close to that during a Goldman-run auction process. In fact, the Offers from Party A and Party B made close in time to the Announcement Date implied far lower premiums (47% and 39% respectively).

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 93, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

94.            Relying on multiples derived from precedent transactions, the Proxy indicates that Goldman Sachs valued MDLY at only $1.43 to $2.70 based on MDLY’s EV/LTM EBITDA as of June 30, 2018 - well below the $3.44 cash component of the MDLY Merger Consideration, and even further below the alleged aggregate $6,80 MDLY Merger Consideration.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 94, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

G.	Management Resists FrontFour’s Attempts to Engage; Stockholder Opposition Emerges

95.            Between the Announcement Date and the public disclosure of the NexPoint proposal, MCC’s share price fell approximately 4%, while MDLY’s price surged 43%.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 95, except admit that MCC’s and MDLY’s historical stock prices, and price movements, including their stock prices and/or stock price movements since the Announcement Date, are matters of public record.

96.            FrontFour, one of MCC’s largest non-affiliated stockholders, repeatedly attempted to communicate its concerns privately, beginning with extensive efforts at outreach to Sam Anderson, Senior Managing Director and Head of Capital Markets at Medley. After realizing that Mr. Anderson would not provide any substantive information, FrontFour attempted to engage directly with the MCC Special Committee.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 96, except admit that representatives of FrontFour have requested an in-person meeting with the MCC Special Committee.

97.            MCC CEO Brook Taube and others in management intervened and prevented FrontFour from having a prompt and direct discussion with the MCC Special Committee by, among other things, refusing to schedule an in-person meeting, delaying for weeks before even scheduling a call, and insisting that management participate despite clear conflicts of interest. When the call finally occurred on November 13, 2018. MCC provided only inadequate, generic responses.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 97, except admit that representatives of FrontFour and MCC held a phone call on or about November 13, 2018.

98.            On December 13, 2018, after numerous failed attempts to reach the MCC Board, FrontFour issued an open letter to MCC stockholders, urging them to vote against the Proposed Mergers.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 98, except admit that, on December 13, 2018, FrontFour issued an open letter to MCC stockholders. The Special Committee Defendants respectfully refer the Court to that letter, which is publicly available, for its complete and accurate contents.

99.            Unsurprisingly, other major stockholders have also signaled their opposition to the Proposed Mergers. On December 19, 2018, another stockholder holding approximately 3% of MCC’s shares, Moab Capital Partners LLC (“Moab”) issued its own open letter, in which it raised similar concerns and noted, among other things, that MDLY and the Taube Brothers had reaped over $100 million in fees from MCC stockholders over the years, while MCC stockholders were left with hundreds of millions of dollars in losses. Moab calculated that while the Proposed Mergers would dilute MCC stockholders by 8%, the Taube Brothers would sell their MDLY shares for an impressive 109% premium to MDLY’s closing price prior to the Announcement Date. Moab recommended terminating the Company’s investment management contracts and pursuing a sale of MCC without MDLY and the Taube Brothers.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 99, except admit that, on December 19, 2018, Moab Capital Partners, LLC issued an open letter to MCC shareholders. The Special Committee Defendants respectfully refer the Court to that letter, which is publicly available, for its complete and accurate contents.

H.	MCC, MDLY and SIC file the Misleading Proxy

100.          On December 21, 2018, MCC filed the Proxy (which exceeds 1,400 pages including exhibits) and announced that it had scheduled a special meeting of stockholders to approve the Proposed Mergers for February 8, 2019. The Proposed Mergers were originally expected to close in Q1 2019, upon the satisfaction of certain closing conditions.

ANSWER: The Special Committee Defendants admit the allegations in Paragraph 100, and respectfully refer the Court to the Joint Proxy and Form 425 filed by MDLY, which are publicly available, for their complete and accurate contents.

101.          The first page of the Proxy “sells” the MCC Merger Consideration as a value enhancement, by stating value based upon the NAV of the combined company:

The summary information does not disclose up front that the $5.68 merger consideration is entirely theoretical, as SIC/s future trading price is not knowable.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 101, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

102.          The Proxy also makes misleading representations that the Proposed Mergers will be “accretive” to MCC stockholders, in “that the total implied value of the MCC Merger Consideration to be received by the unaffiliated MCC Stockholders in the MCC Merger is expected to result in an estimated 18.52% accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings.”

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 102, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

103.          The statement is misleading, as it relies upon MDLY’s unrealistic financial projections, derived from the “Other” revenue central to its July 2018 growth projections for the proposed combined company. To add to the confusion, the MDLY projections containing “Other” revenue are not contained in the Proxy, but in the Barclay’s Presentation, which was separately filed by MDLY on November 7, 2018, where MCC stockholders would be least likely to find them.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 103, except admit that portions of the allegations purport to characterize the contents of the Joint Proxy and a Schedule 13E-3 filed with the SEC; by MDLY on November 7, 2018 and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

104.          The aggressive revenue projections drive a projected increase in NII of the combined company. But the projected growth in NII at SIC would only be possible if it issued shares, and the Barclays presentation incorrectly fails to account for those issuances.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 104.

105.          The misleading disclosures in the Proxy continue, including (1) claims that basic, readily obtainable metrics concerning previous IOIs submitted by third parties to MDLY were unquantifiable, (2) the omission of any mention of the obligations MDLY owes to Fortress Credit Advisors (“Fortress”), which created desperation on behalf of MDLY as well as a direct conflict of interest between MDLY and MCC with respect to any separate sale or liquidation of MCC, and (3) the omission of the Origami IOI and any other offers to acquire MCC’s assets.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 105.

I.	FrontFour Files the Books and Records Litigation after MCC Delays Producing Responsive Documents

106.          On December 28, 2018, Plaintiff FFCG served MCC with a sworn demand for books and records (the “Demand”) pursuant to 8 Del. C. § 220. The stated purposes of the demand were to investigate: (i) whether the members of the MCC Board or third parties, including MDLY, breached their fiduciary duties in connection with the Proposed Mergers; (ii) whether any person or entity, including MDLY, aided and abetted any fiduciary’s breach of fiduciary duty in connection with the Proposed Mergers; (iii) whether the members of the MCC Board were independent with respect to the Proposed Merger and any related matters; (iv) the valuation of FrontFour’s shares; (v) whether to solicit stockholders to vote against the Proposed Mergers and/or pursue a sale of MCC separately from MDLY involvement; (vi) whether to otherwise communicate with MCC stockholders in advance of the vote on the Proposed Mergers; (vii) whether to press the MCC Board to terminate any or all of its various management and administration agreements with MCC’s MDLY-related entities, or call a stockholder vote to effect the same; and (viii) whether to pursue a pre-closing injunction or post-closing money damages claim in relation to the Proposed Mergers. On the same day, Plaintiff FFMF served MCC with a sworn demand for books and records for MCC’s stockholder list and related materials (the “Stockholder Demand”).

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 106, except admit that MCC was served with Plaintiff FFCG’s Demand and Plaintiff FFMF’s Stockholder Demand on or about December 28, 2018, and that these allegations purport to characterize the stated purposes of the FFCG’s Demand. The Special Committee Defendants respectfully refer the Court to the Demand and Stockholder Demand for their complete and accurate contents.

107.          In view of the February 8, 2019 meeting date, FrontFour pressed MCC for the books and records, but MCC stalled and refused to negotiate production terms. On January 11, 2019, FFCG sued for books and records and moved for expedited proceedings. (Trans. ID 62843920). On January 14, 2019, an FFCG filed an Complaint that added FFMF as a Plaintiff.

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 107. The Special Committee Defendants admit that FFCG filed the Verified Complaint for Inspection of Books and Records on January 11, 2019, as amended on February 14. 2019. in the action captioned FrontFour Capital Group LLC, et al v. Medley Capital Corporation, C.A. No 2019-0021-KSJM (the “Books and Records Action”).

108.          On January 16, 2019, the Court granted Plaintiffs’ motion to expedite and scheduled a books and records trial for January 23, 2019.

ANSWER: The Special Committee Defendants deny the allegations of Paragraph 108, except admit that they purport to characterize the proceedings in the Books and Records Action, and respectfully refer the Court to the transcript of Oral Argument on Plaintiffs’ Motion to Expedite and the Court’s Ruling in the Books and Records Action, dated January 16, 2019, for its complete and accurate contents.

109.          On January 22, the parties submitted a 220 Stipulation and proposed order governing MCC’s pre-vote production, which eliminated the need for a prevote books and records trial. The Court entered the 220 Stipulation on January 24, 2019. (Trans. ID 62893117). Although MCC purportedly completed its rolling production of documents in satisfaction of its obligations under the 220 Stipulation on January 28, 2019, it did not produce any indication of interest submitted by Origami.

ANSWER: The Special Committee Defendants admit the allegations in Paragraph 109, except deny that MCC in any manner failed to comply with the requirements of the 220 Stipulation.

J.	The Taube Brothers And Their Allies Solicit Votes through Misleading Press Releases

110.          During this time period, MCC issued numerous press releases and other investor communications designed to encourage “for” votes.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 110, except admit that MCC issued press releases on February 4, 2019. February 5, 2019, and February 15, 2019 and filed materials with the SEC relating to die proposed mergers including a Schedule 14A, dated January 28. 2019, and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

111.          Although the market price of MCC stock had initially risen 12% after the Announcement Date, reaching a high of $4.03 per share on August 31, 2018, the stock steadily trended downward thereafter. By December 13, 2018, the date FrontFour issued its first public letter, the stock had closed at $3.25 per share. The downward trend continued into January 2019.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 111, except admit that MCC’s historical stock prices, and price movements, including their stock prices and/or stock price movements since the Announcement Date, are matters of public record.

112.          On January 17, 2019, MCC filed an investor presentation with the SEC. In it, MCC sought to discredit concerned stockholders by misleadingly blaming the “campaign of activist stockholders for the price drop.” The statement was patently untrue. It not only ignored that the price been tumbling without any help from third parties since 2013, but also that the stock had dropped precipitously on December 4, 2018, after MCC released earnings and announced it had written NAV down from $6.43 to $5.90 a share, or 9%.

ANSWER: The Special Committee Defendants admit the allegations in the first sentence of Paragraph 112. The Special Committee Defendants deny the remaining allegations in Paragraph 112, except admit that they purport to characterize the contents of MCC’s investor presentation, dated January 17, 2019, and respectfully refer the Court to the presentation, which is publicly available, for its complete and accurate contents.

113.          On January 26, 2019, ISS, one of the leading proxy advisory firms, issued its initial report on the Proposed Mergers. The ISS report is not readily available to retail investors, who constitute the majority of MCC stockholders, so the Company issued a press release.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 113, except admit that ISS issued a publication concerning the Proposed Mergers on January 25, 2019 and that MCC issued a press release.

114.          The MCC press release announced only that ISS, had recommended a vote “For” the merger. The press release misleadingly omitted that ISS recommended the “For” vote due to the absence of any other alternative. ISS termed the Proposed Mergers “underwhelming”, because:

Shareholders have limited visibility regarding tire value they are receiving, given that Sierra shares are not publicly traded. Moreover, the deal appears to disproportionately favor an external manager (Medley) that has demonstrated a poor track records of managing MCC assets... Shareholders could reasonably opt to reject the proposed terms on these bases.

ISS also flagged the process failures:

The board’s decision to forgo an auction process for MCC is a cause for concern, since investors lack market-based evidence that the deal presented in fact represents the best available alternative for MCC shareholders. . . . In addition, the potential acquirers that participated in the MDLY sales process may have had limited ability to engage directly with MCC. For example, the proxy states that Party X indicated it had preference for an asset purchase transaction rather than a merger. Considering that MDLY has no assets, it would be fair to assume that the interest related to MCC or Sierra assets; however, further details of Party X’s interest were not disclosed.”

(emphasis added.).

ANSWER: The Special Committee Defendants admit the allegations in the first sentence of Paragraph 114. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 114. The Special Committee Defendants admit that the remaining allegations in Paragraph 114 purport to characterize the contents of the ISS report and the MCC press release, and respectfully refer the Court to those documents, which are incorporated by reference into the Complaint, for their complete and accurate contents.

K.	MCC’s Productions Reveal Highly Material Disclosure Violations

115.          Between January 18, 2019 and January 28, 2019, MCC produced approximately 900 documents in response to the Demand.

ANSWER: The Special Committee Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 115.

116.          On January 30, 2019, Plaintiffs sent the MCC Board a letter identifying several disclosure flaws that required correction, including that the Proxy (1) incorrectly claimed that basic, readily obtainable metrics concerning previous IOIs submitted by third parties were unquantifiable, (2) failed to provide any explanation of the opaque “Other” revenue central to its July 2018 growth projections for the proposed combined company, and (3) omitted any mention of MDLY’s payment obligations to Fortress.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 116, except admit that Plaintiffs’ counsel sent the MCC board a letter on January 30, 2019 and that the remaining allegations purport to characterize the contents of the January 30, 2019 letter from Plaintiffs’ counsel, and respectfully refer the Court to the letter, which is incorporated by reference into the Complaint, for its complete and accurate contents.

117.          On the afternoon of February 1, 2019, the Company represented to FrontFour that it intended to supplement its disclosures to MCC investors in some undefined way at an unidentified time the following week.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 117, except admit that they purport to characterize the contents of a February 1, 2019 letter from MCC’s counsel, and respectfully refer the Court to the letter, which is incorporated by reference into the Amended Complaint, for its complete and accurate contents.

L.	MCC Tries To Bury The Plainly Superior NexPoint Proposal

118.          On February 1, 2019, NexPoint issued a press release disclosing that it had submitted an unsolicited expression of interest to MCC on January 24, 2019. NexPoint also disclosed that it had made a specific proposal to MCC and SIC on January 31, 2019 that contemplated a simplified merger of MCC into SIC while terminating and replacing MDLY as their investment manager.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 118, except admit that they purport to characterize the contents of NexPoint’s February 1, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

119.          NexPoint effectively proposes to merge MCC and SIC and then NexPoint would serve as the combined company’s investment manager. The NexPoint proposal would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders in the Proposed Mergers. The NexPoint proposal also contemplates the payment of $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs (that would realize at least $9 million in annual savings), and to purchase at least $50 million of combined company shares over a five quarter period.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 119, except admit that they purport to characterize the contents of NexPoint’s February 1, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

120.          At no point prior to NexPoint’s February 1 press release did MCC disclose to its stockholders or to Plaintiffs that NexPoint had expressed any interest in a deal, let alone that it had submitted a serious proposal offering value to MCC stockholders superior to the consideration in the Proposed Mergers. Apparently, the Company had no intention of disclosing this offer to investors and instead hoped that NexPoint would simply go away so that MCC could proceed with the Taube Brothers’ preferred deal (they would lose their roles at MCC under the NexPoint proposal).

ANSWER: The Special Committee Defendants deny the allegations in the first sentence of Paragraph 120, except admit that MCC and SIC issued a press release responding to NexPoint’s press release on February 2, 2019. The Special Committee Defendants otherwise deny the allegations in Paragraph 120.

121.          Also on February 1, 2019, Glass Lewis, the other leading proxy solicitation firm, recommended that stockholders vote against the Proposed Mergers, writing:

We believe there is ample cause for concern with management’s track record at MCC, raising questions about its ability to meet internal financial projections that appear highly optimistic and to generate substantial returns for shareholders. . . . The MCC Board does not appear to have taken sufficient steps to review potential alternative transactions prior to the proposed merger agreement.... Market valuations and recent transactions in the BDC space suggest there could be interest in acquiring MCC at a significant premium to the current share price.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 122, except admit that they purport to characterize a Glass Lewis report, and respectfully refer the Court to the report, which is incorporated by reference, for its complete and accurate contents.

122.          The NexPoint Proposal offered the MCC Special Committee the opportunity to rectify their prior breaches of fiduciary duty. But they did not do so. Instead, on February 2, 2019, MCC and SIC issued a vague press release characterizing NexPoint’s February 1 description of its transaction proposal as “misleading.” The press .release then professed that “[t]he MCC Special Committee and the Sierra Special Committee and the respective Boards of MCC and Sierra, adhering to a rigorous review process - consistent with their fiduciary duties and in consultation with their respective independent legal and financial advisors - will carefully review the letter and respond to NexPoint as appropriate.”

ANSWER: The Special Committee Defendants deny the allegations in the first and second sentences of Paragraph 122. The Special Committee Defendants deny the allegations in the third sentence of Paragraph 122, except admit that they purport to characterize the contents of the February 2, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

123.          On February 4, 2019, ISS issued a Proxy Alert to advise that, based upon NexPoint’s competing proposal, it was now recommending a vote “Against” the Proposed Mergers. Although MCC had issued a press release on January 26, 2019 to announce the ISS “For” recommendation, it provided no update when, on February 4, 2019, ISS reversed it.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 123, except admit that they purport to characterize the contents of a February 4, 2019 ISS report and MCC’s press releases. The Special Committee Defendants respectfully refer the Court to the referenced documents, which are publicly available, for their complete and accurate contents..

M.	MCC Issues Inadequate Supplemental Disclosures, Delays the Vote, and Provides Incomplete Reasons For Delay

124.          On February 4, 2019, FrontFour filed a letter with the Court requesting an emergency hearing on an application for a temporary restraining order enjoining MCC from proceeding with the scheduled February 8 vote on the Proposed Mergers until MCC’s stockholders had time to absorb the Company’s anticipated supplemental disclosures.

ANSWER: The Special Committee Defendants admit that FrontFour filed a letter with the Court in the Books and Records Action on February 4, 2019. and respectfully refer the Court to the letter for its complete and accurate contents.

125.          On February 5, 2019, MCC finally issued a Form 8-K with the supplemental disclosures it had promised - just three days before the scheduled vote on the Proposed Mergers was to take place. The supplemental disclosures are inadequate. While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

ANSWER: The Special Committee Defendants deny the allegations of Paragraph 125, except admit that MCC filed a Schedule 14A with the SEC on February 5, 2019, which contains supplement disclosures (the “Supplemental Disclosures”). The Special Committee Defendants respectfully refer the Court to the Supplemental Disclosures, which are publicly available, for their complete and accurate contents.

126.          The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures simply raise more questions by purporting to show rapid revenue growth from unnamed “New Advisory Clients” in products which, in some cases, do not even exist yet. The supplement disclosures also fail to describe the Origami IOI.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 126, except admit that they purport to characterize the contents of the Supplemental Disclosures, and respectfully refer the Court to the Supplemental Disclosures, which are publicly available, for their complete and accurate contents.

127.          The supplemental disclosures also fail to address the error in the Barclays presentation that understate the dilutive effect of share issuances.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 127 and respectfully refer the Court to the Barclays Presentation and Supplemental Disclosures, which are publicly available, for their complete and accurate contents.

128.          The supplemental disclosures superficially address MDLY’s relationship with Fortress, pointing to disclosures made outside the Proxy, but they fail to provide sufficient detail, leaving MCC stockholders to guess the meaning of “certain redemption rights” Fortress may have over a $50 million MCC joint venture. Given the complexity of the Proposed Mergers and sheer length of the Proxy, investors should not be forced on a scavenger hunt to understand the transaction.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 128, and respectfully refer the Court to the Supplemental Disclosures, which are publicly available, for their complete and accurate contents.

129.          On February 5, 2019, MCC filed a letter with the Court, stating that its supplemental disclosures rendered FrontFour’s request for an emergency hearing and temporary restraining order moot.

ANSWER: The Special Committee Defendants admit the allegations in Paragraph 129.

130.          On February 5, 2019, MCC, SIC and MDLY announced the postponement of the special meeting from February 8, 2019, to early March 2019 claiming that during the U.S. government shutdown, “key branches of the U.S. Government were unable to process, review and/or approve documentation required to close the mergers.” This statement appears incomplete at best, given the issuance of the Proxy Supplement the same day, vocal stockholder dissatisfaction and the negative view expressed by ISS in changing its recommendation to “Against.”

ANSWER: The Special Committee Defendants admit the allegations in the first sentence of Paragraph 130. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 130, and respectfully refer the Court to the February 5, 2019 joint press release, which is publicly available, for its complete and accurate contents.

N.	MCC Summarily Rejects NexPoint’s Superior Proposal Without Engagement or Adequate Explanation

131.          On February 6, 2019, MCC and SIC issued a joint press release declaring that their respective boards of directors “unanimously and independently determined to decline to pursue” NexPoint’s proposal. The joint press release failed to address the substance of any component of NexPoint’s offer, or how the proposal .would specifically affect MCC stockholders. The entire discussion of the merits of NexPoint’s proposal in the joint press release is limited to the following:

NexPoint’s claim that its proposal provides $225 million of incremental value over the Announced Merger Plan is UNSUBSTANTIATED and MISLEADING;

NexPoint’s proposal DEPRIVES shareholders of the expected benefits of becoming an INTERNALLY-MANAGED BDC, which include the opportunity to potentially grow third-party AUM as well as the potential for an improved market valuation as an internally managed BDC;

NexPoint’s proposal presents SIGNIFICANT UNCERTAINTY to shareholders; and

NexPoint and its affiliate Highland Capital have a CONCERNING track record as fiduciaries.

Again, MCC stockholders are left entirely in the dark as to the process followed by MCC’s Board in reviewing the NexPoint offer, as well as the Board’s assessment of the merits of the offer itself.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 131, except admit that they purport to characterize the February 6, 2019 joint press release of MCC and SIC, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

132.          If the speed of the February 6, 2019 disclosure did not in itself reveal that the Special Committee had not given the proposal more than cursory thought, NexPoint’s February 7, 2019 press release confirmed that fact. NexPoint wrote that neither the Special Committee or that of SIC had “made any attempt to communicate with NexPoint regarding its proposals, save from a single email from counsel... acknowledging receipt.”

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 132, except admit that they purport to characterize the contents of NexPoint’s February 7, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

133.          On February 8, 2019, MCC announced that the special meeting had been rescheduled for March 8, 2019. In the meantime, MCC continues to solicit votes and seek support for the Proposed Mergers, despite the harm it will do to MCC stockholders.

ANSWER: The Special Committee Defendants admit the allegations in the first sentence of Paragraph 133. The Special Committee Defendants deny the allegations in the second sentence of Paragraph 133, except admit that MCC has continued to engage in solicitation activities with respect to the Proposed Merger.

134.          On February 11, 2019, Origami publicly disclosed that it had offered to acquire from MCC 100% of the interests in all of the assets of MCC SBIC for $45 million cash. According to Origami, its proposal “represents 60.0% of Medley SBIC’s regulatory capital (or NAV) at September 30, 2018 and implies a 36.2% premium to the February 8[th] closing share price of Medley Capital Corporation.”

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 134. except admit that they purport to characterize the contents of Origami’s February 11, 2019 open letter, and respectfully refer the Court to the open letter, which is publicly available, for its complete and accurate contents.

O.	Class Action Allegations

135.          Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other owners of MCC common stock (except Defendants and any person, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who were injured by Defendants’ wrongful actions, as more fully described herein (the “Class”).

ANSWER: Paragraph 135 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 135.

136.          This action is properly maintainable as a class action.

ANSWER: Paragraph 136 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 136.

137.          The Class is so numerous that joinder of all members is impracticable. As of December 4, 2018, the Company had approximately 54,474,211 shares of common stock outstanding, which are publicly traded and held by thousands of beneficial owners.

ANSWER: The first sentence of Paragraph 137 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in the first sentence of Paragraph 137. The Special Committee Defendants admit the allegations in second sentence of Paragraph 137.

138.          A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The expense and burden of individual litigation make it impracticable for Class members individually to seek redress for the wrongful conduct alleged herein.

ANSWER: Paragraph 138 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 138.

139.          There are questions of law and fact common the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia:

(a)          whether the MCC Directors have breached their fiduciary duties to Company stockholders;

(b)          whether the remaining Defendants aided and abetted those breaches of fiduciary duty;

(c)          whether the Plaintiffs and the other members of the Class will be harmed by the wrongs complained of herein;

(d)          whether the Defendants should be required to provide supplemental and/or corrective disclosures; and

(e)          whether the Plaintiffs and the Class are entitled to other injunctive or related relief.

ANSWER: Paragraph 139 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 139.

140.          Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

ANSWER: Paragraph 140 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 140.

141.          The Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

ANSWER: Paragraph 141 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 141.

142.          Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

ANSWER: Paragraph 142 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 142.

143.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

ANSWER: Paragraph 143 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 143.

COUNT I:

Breach of Fiduciary Duty Against the MCC Directors

144.          Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

ANSWER: In response to Paragraph 144, the Special Committee Defendants repeat and incorporate by reference each of their answers to the preceding allegations set forth above.

145.          At all relevant times, the MCC Directors owed fiduciary duties to Plaintiffs and the Class. The Taube Brothers independently owed fiduciary duties to Plaintiffs and the Class because they are controllers and officers of MCC. Tonkel also owed fiduciary duties to Plaintiffs and the Class because he is an officer of MCC.

ANSWER: Paragraph 145 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants admit that MCC’s directors owe fiduciary duties to MCC’s stockholders.

146.          The Proposed Mergers are, with respect to at least the Taube Brothers, Tonkel, Hirtler-Garvey and Mack, self-interested transactions because each of them has a material interest in the Proposed Mergers.

ANSWER: Paragraph 146 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 146.

147.          The MCC Directors failed to conduct a fair process in connection with the Proposed Mergers. Although the MCC Board formed the MCC Special Committee in January 2018, it did not participate in the failed MDLY process, and it never adequately explored MCC’s strategic alternatives.

ANSWER: The Special Committee Defendants deny the allegations hi Paragraph 147.

148.          The MCC Directors compounded this failure by agreeing to a merger agreement with a no solicitation clause that prevents consideration of key strategic alternatives available to MCC that the MCC Special Committee should have investigated.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 148.

149.          The MCC Special Committee failed to negotiate a fair price, and they have agreed to a transaction that will transfer cash to MDLY, to the detriment of MCC.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 149.

150.          The Special Committee failed to give adequate consideration to the NexPoint Proposal or negotiate with NexPoint, although NexPoint has proposed a superior proposal.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 150.

151.          Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

ANSWER: Paragraph 151 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 151.

152.          Plaintiffs and the members of the Class have no adequate remedy at law.

ANSWER: Paragraph 152 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 152.

COUNT II:

Breach of Fiduciary Duty of Disclosure Against the MCC Directors

153.          Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

ANSWER: In response to Paragraph 153, the Special Committee Defendants repeat and incorporate by reference each of their answers to the preceding allegations set forth above.

154.          The Individual Defendants have violated their fiduciary duty of disclosure by failing to provide several categories of material information that the Company’s stockholders need to make an informed decision regarding the Proposed Mergers.

ANSWER: Paragraph 154 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 154.

155.          While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 155.

156.          The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures do not identify or correct the error in the Barclays presentation that fails to account for the dilutive effect of projected share issuances.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 156.

157.          Finally, the supplemental disclosures continue to provide misleading information about the impact of the Fortress relationship on the Taube Brothers’ interests.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 157.

158.          The information listed above is highly material to the Company’s stockholders. Absent corrective disclosure, the Company’s stockholders will not be able to make an informed decision concerning the Proposed Mergers.

ANSWER: Paragraph 158 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 158.

159.          Plaintiffs and the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

ANSWER: Paragraph 159 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 159.

160.          Plaintiffs and the members of the Class have no adequate remedy at law.

ANSWER: Paragraph 160 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 160.

COUNT III:

Aiding and Abetting Breach of Fiduciary Duty Against Defendants by MDLY, SIC, MCC Advisors, Medley Group and Medley LLC

161.          Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

ANSWER: In response to Paragraph 161, the Special Committee Defendants repeat and incorporate by reference each of their answers to the preceding allegations set forth above.

162.          The MCC Directors owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

ANSWER: Paragraph 162 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants admit that MCC’s directors owe fiduciary duties to MCC’s stockholders.

163.          By committing the acts alleged herein, the MCC Directors breached fiduciary duties they owed to Plaintiffs and the Class.

ANSWER: Paragraph 163 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 163.

164.          Defendants MDLY, SIC, MCC Advisors, Medley Group and Medley LLC (collectively, the “Colluding Defendants”) aided and abetted the MCC Directors’ breaches of fiduciary duties, and were active and knowing participants in the MCC Directors’ breaches.

ANSWER: Paragraph 164 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 164.

165.          As alleged herein, the Colluding Defendants were well aware that the MCC Directors have not sought to obtain the best available transaction for MCC’s public stockholders. The Colluding Defendants aided and abetted the MCC Directors by, among other things: dominating and controlling the MCC Board; causing the continued extension of the MCC Management Agreement in spite of MCC’s poor performance: failing to timely establish the MCC Special Committee and allow MCC to conduct an independent exploration of strategic alternatives: refusing to consider or pursue indications of interest from potential bidders interested in purchasing MCC’s assets; and facilitating the execution of a preclusive no-shop clause that effectively prevented MCC from exploring other strategic alternatives.

ANSWER: The Special Committee Defendants deny the allegations in Paragraph 165.

166.          Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

ANSWER: Paragraph 166 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 166.

167.          Plaintiff has no adequate remedy at law.

ANSWER: Paragraph 167 states a legal conclusion to which no response is required. To the extent that a response is required, the Special Committee Defendants deny the allegations in Paragraph 167.

DEFENSES AND AFFIRMATIVE DEFENSES

Without assuming any burden of proof that is not otherwise established by law, the Special Committee Defendants assert the following defenses. The Special Committee Defendants reserve the right to amend this Answer to assert any defenses or affirmative defenses as discovery may warrant.

FIRST DEFENSE

The Amended Complaint fails to state a claim, in whole or in part, upon which relief can be granted.

SECOND DEFENSE

Plaintiffs cannot show irreparable injury, and therefore are not entitled to any injunctive relief.

THIRD DEFENSE

Plaintiffs’ claims are barred, in whole or in part, because Plaintiffs cannot satisfy their burden of proof as to the Special Committee Defendants.

FOURTH DEFENSE

Plaintiffs’ claims are barred, in whole or in part, because the conduct alleged is protected by application of the business judgment rule.

FIFTH DEFENSE

Plaintiffs’ claims are barred because the Special Committee Defendants did not breach any duties, if any, that were owed to Plaintiffs, The Special Committee Defendants acted at all times in good faith and in accordance with any such duties.

SIXTH DEFENSE

Without conceding any argument that the correct standard of review is entire fairness, Plaintiffs’ claims are barred, in whole or in part, because the transaction at issue is entirety fair to MCC and its stockholders.

SEVENTH DEFENSE

Plaintiffs’ claims are barred because an independent Special Committee of the MCC board of directors approved the transaction at issue.

EIGHTH DEFENSE

The Claims alleged and the relief sought in this action are barred, in whole or in part, by the equitable doctrine of laches, unclean hands, waiver, estoppel, acquiescence, consent and/or ratification.

NINTH DEFENSE

The Special Committee Defendants are not liable for any injuries or damages allegedly suffered by Plaintiffs, the fact and extent of which are expressly denied by the Special Committee Defendants, because such injuries or damages were not legally or proximately caused by any acts or omissions of the Special Committee Defendants.

TENTH DEFENSE

Plaintiffs are not entitled to maintain this action as a class action.

PRAYER FOR RELIEF

WHEREFORE, the Special Committee Defendants respectfully requests that the Court enter an Order:

a.	Denying all relief requested in the Amended Complaint;

b.	Entering judgment against Plaintiffs and in favor of the Special Committee Defendants;

c.	Dismissing the Amended Complaint with prejudice;

d.	Awarding the Special Committee Defendants their costs and disbursements, including reasonable expert and attorneys’ fees, incurred in this action; and

e.	Granting the Special Committee Defendants such other and further relief as the Court deems just and appropriate.

ROSS ARONSTAM & MORITZ LLP

Of Counsel:	/s/ EricD. Selden
Garrett B. Moritz (Bar No, 5646)
Alan R. Friedman Samantha V. Ettari Jared I. Heller KRAMER LEVIN NAFTALIS & FRANKEL LLP	Eric D. Selden (Bar No. 4911) S. Michael Sirkin (Bar No. 5389) 100 S. West Street, Suite 400 Wilmington, Delaware 19801 (302) 576-1600
1177 Avenue of the Americas New York, New York 10036 (212) 715-9100	Attorneys for Defendants Mark Lerdal, Karin Hirtler-Garvey, John E. Mack and Arthur S. Ainsberg

February 25, 2019 PUBLIC VERSION FILED: March 4, 2019

CERTIFICATE OF SERVICE

I, Eric D. Selden, hereby certify that on March 4, 2019, I caused a true and correct copy of the foregoing PUBLIC VERSION Answer and Affirmative Defenses of Defendants Mark Lerdal, Karin Hirtler-Garvey, John E. Mack and Arthur S. Ainsburg to Plaintiffs’ Amended Verified Complaint for Injunctive Relief to be served through File & ServeXpress upon the following counsel of record:

A. Thompson Bayliss ABRAMS & BAYLISS LLP 20 Montchanin Road, Suite 200 Wilmington, Delaware 19807	William M. Lafferty John P. DiTomo Daniel T. Menken MORRIS NICHOLS ARSHT & TUNNELL 1201 N. Market Street P.O. Box 1347 Wilmington, Delaware 1980
Blake Rohrbacher Kevin M. Gallagher Kevin M. Regan Nicole M. Henry RICHARDS, LAYTON & FINGER, P.A. One Rodney Square 920 North King Street Wilmington, Delaware 19801

/s/ Eric D. Selden
Eric D. Selden (Bar No. 4911)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

FRONTFOUR CAPITAL GROUP LLC,	)
and FRONTFOUR MASTER FUND,	)
LTD., on behalf of themselves and	)
similarly situated stockholders of	)
MEDLEY CAPITAL CORPORATION,	)
)
Plaintiffs,	)
	)	C.A. No. 2019-0100-KSJM
v.	)
	)	PUBLIC VERSION
BROOK TAUBE, SETH TAUBE, JEFF	)	FILED: March 4, 2019
TONKEL, MARK LERDAL, KARIN	)
HIRTLER-GARVEY, JOHN E. MACK,	)
ARTHUR S. AINSBERG, MEDLEY	)
MANAGEMENT, INC., SIERRA	)
INCOME CORPORATION, MEDLEY	)
CAPITAL CORPORATION, MCC	)
ADVISORS LLC, MEDLEY GROUP	)
LLC and MEDLEY LLC,	)
)
Defendants.	)

DEFENDANT SIERRA INCOME CORPORATION’S

ANSWER TO PLAINTIFFS’ AMENDED COMPLAINT

FOR INJUNCTIVE RELIEF

Blake Rohrbacher (#4750)
Kevin M. Gallagher (#5337)
OF COUNSEL:	Kevin M. Regan (#6512)
Nicole M. Henry (#6550)
Matthew L. Larrabee	RICHARDS, LAYTON & FINGER, P.A.
Paul Curran Kingsbery	One Rodney Square
DECHERT LLP	920 North King Street
1095 Avenue of the Americas	Wilmington, DE 19801
New York, NY 10036	(302) 651-7700
(212) 698-3500
Counsel for Defendant Sierra Income
Joshua D.N. Hess	Corporation
DECHERT LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3300

Dated: February 25, 2019

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

FRONTFOUR CAPITAL GROUP LLC,	)
and FRONTFOUR MASTER FUND,	)
LTD., on behalf of themselves and	)
similarly situated stockholders of	)
MEDLEY CAPITAL CORPORATION,	)
)
Plaintiffs,	)	C.A. No. 2019-0100-KSJM
)
v.	)
)
BROOK TAUBE, SETH TAUBE, JEFF	)	PUBLIC VERSION
TONKEL, MARK LERDAL, KARIN	)	FILED: March 4, 2019
HIRTLER-GARVEY, JOHN E. MACK,	)
ARTHUR S. AINSBERG, MEDLEY	)
MANAGEMENT, INC., SIERRA	)
INCOME CORPORATION, MEDLEY	)
CAPITAL CORPORATION, MCC	)
ADVISORS LLC, MEDLEY GROUP	)
LLC and MEDLEY LLC,	)
)
Defendants.	)

DEFENDANT SIERRA INCOME CORPORATION’S

ANSWER TO PLAINTIFFS’ AMENDED COMPLAINT

FOR INJUNCTIVE RELIEF

Defendant Sierra Income Corporation (“SIC”), by and through its undersigned counsel, responds to the Verified Amended Complaint for Injunctive Relief (the “Amended Complaint”) of Plaintiffs FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (together, “Plaintiffs”), as follows. Unless expressly admitted, all allegations in the Amended Complaint are denied.

1.             Plaintiffs are stockholders of Medley Capital Corporation (“MCC” or the “Company”) who seek to block a highly conflicted, three-way transaction orchestrated by Brook and Seth Taube (the “Taube Brothers”) to monetize their controlling stake in Medley Management Inc. (“MDLY”), cement their control of the post-transaction entity and secure a future lucrative fee stream.

ANSWER: To the extent the allegations in paragraph 1 consist of legal conclusions, no response is required. To the extent a response is required, SIC denies the allegations in paragraph 1, except denies having knowledge or information sufficient to form a belief as to the truth of whether Plaintiffs are stockholders of MCC.

2.             The challenged transaction, which was announced on August 9, 2018 (the “Announcement Date”), would combine MDLY with two other entities the Taube Brothers control, MCC, a publicly-traded business development company (“BDC”), and Sierra Income Corporation (“SIC”), a privately-held BDC:1

[1]	Congress established BDCs in 1980 as a category of closed-end investment companies to make capital more readily available to certain types of small businesses. BDCs are subject to regulation by the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 Act”). Regulatory requirements include building a portfolio of diversified investments, distributing a minimum of 90% of their taxable earnings and paying dividends. See 1940 Act §§ 55-65 and regulations thereunder.

2

ANSWER: SIC denies the allegations in paragraph 2, except that SIC admits that SIC and MCC are BDCs, further admits that on August 9, 2018, SIC, MCC, and MDLY issued a joint press release (the “August 9, 2018 Press Release”) concerning definitive agreements pursuant to which (i) MCC would, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into SIC, with SIC continuing as the surviving company, and (ii) MDLY would, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into a wholly owned subsidiary of SIC (“Merger Sub”), with Merger Sub continuing as the surviving company. SIC further states that the allegations in footnote 1 consist of legal conclusions to which no response is required, and notes that the August 9, 2018 Press Release, the MCC Merger Agreement, and the MDLY Merger Agreement, all of which are publicly available, speak for themselves.

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3.             If the transaction proceeds, SIC will first acquire MCC and then MDLY in two separate but cross-conditioned mergers (the “Proposed Mergers”). The transaction will leave SIC as the surviving company, which will then list on the New York Stock Exchange (“NYSE”).

ANSWER: SIC denies the allegations in paragraph 3, except admits that the August 9, 2018 Press Release, the Joint Proxy statement of SIC, MCC, and MDLY filed with the Securities and Exchange Commission on December 21, 2018 (the “Joint Proxy”), the MCC Merger Agreement, and the MDLY Merger Agreement, all of which are publicly available, speak for themselves.

4.             Incredibly, the Proposed Mergers contemplate the payment of $3.44 cash, plus $0.65 in cash dividends and the right to receive 0.3836 shares of SIC stock to holders of MDLY stock. The cash component alone represents an 18% premium to MDLY stockholders; adding the SIC stock component brings the premium to an outlandish 100%.2

ANSWER: SIC denies the allegations in paragraph 4, except admits that paragraph 4 purports to characterize certain terms of the MDLY Merger Agreement, which is publicly available and speaks for itself. To the extent that footnote 2 requires a response, SIC notes that MDLY’s historical stock prices are publicly available.

[2]	On August 8, 2018, the day before the Announcement Date, MDLY stock closed at $3.45 per share.

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5.             The Proposed Mergers will also reward the Taube Brothers and other members of MDLY management with lucrative employment contracts, despite their miserable track record managing MCC, overseeing MDLY’s two failed sales processes and furnishing projections of MDLY’s revenue growth that are manifestly overstated given its terrible historical performance and dim prospects.

ANSWER: SIC denies the allegations in paragraph 5, except admits that paragraph 5 purports to characterize certain terms of the MDLY Merger Agreement, which is publicly available and speaks for itself.

6.             By contrast, MCC stockholders will only receive the right to 0.8050 shares of SIC stock, which provides no premium when compared to MCC’s net asset value (“NAV”). The definitive Proxy filed with the SEC on December 21, 2018 (the “Proxy”), states that the value to MCC stockholders is $5.68 per share, based on the NAV of the pro forma combined company ($7.06), and a $6.80 per share value to MDLY stockholders. But those values are totally unrealistic. While MDLY’s $3.44 per share cash component is fixed, SIC stock will trade well below NAV, given the Taube Brothers’ disastrous record managing MCC and the probability that SIC stockholders, who have had no opportunity to exit for five years, will dump their stock once SIC becomes publicly traded.

ANSWER: SIC denies the allegations in paragraph 6, except admits that paragraph 6 purports to characterize the terms of the MCC Merger Agreement, the MDLY Merger Agreement, and the Joint Proxy, all of which are publicly available and speak for themselves. SIC further states that it denies having knowledge or information sufficient to form a belief as to the truth of the allegations concerning the future value of SIC stock and the future actions of SIC stockholders.

5

7.             In an attempt to convince the MCC stockholders to approve the transaction, the Taube Brothers and their allies continue to claim that (a) by merging with SIC, a much larger fund, MCC will gain access to capital and more favorable borrowing terms, which will in turn lift MCC’s chronically depressed stock price, (b) by merging with MDLY, MCC will benefit from management cost savings and better alignment with investor interests, and (c) MCC will realize the benefit of MDLY’s projected revenues from management of new assets that are projected to be brought into the proposed combined company.

ANSWER: SIC denies the allegations in paragraph 7, except admits that certain of the defendants have publicly stated their support for the proposed transactions described in the Joint Proxy (the “Proposed Mergers”). SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations purporting to characterize any individual’s reasons for supporting the Proposed Mergers.

8.             But there is at least one vastly better alternative for MCC and its stockholders. In January 2019, NexPoint Advisors, L.P. (“NexPoint”) has proposed an alternative involving the combination of MCC and SIC which would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders under the Proposed Mergers. NexPoint also proposed to pay $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs, which would realize at least $9 million in annual savings, and to purchase at least $50 million of combined company shares over a five quarter period.

6

ANSWER: SIC denies the allegations in paragraph 8, except admits that, in January 2019, NexPoint Advisors, L.P. (“NexPoint”) submitted a management proposal relating to the merger of MCC and SIC, which proposal is publicly available and speaks for itself.

9.             On February 11, 2019, Origami Capital Partners, LLC (“Origami”) announced that it had issued an open letter to the MCC Board, proposing to buy 100% of the interests of MCC’s wholly owned subsidiary, Medley SBIC, L.P. (“Medley SBIC”) for $45 million cash. According to Origami, this represents 60% of MCC’s NAV as of September 30, 2018 and implies a 36.2% premium to MCC’s February 8, 2019 closing stock price. Origami also disclosed that it had reached out several times to MCC during the spring of 2018 and sent a formal letter on April 4, 2018 (“Origami IOI”) expressing interest in purchasing Medley SBIC. The Origami IOI is not referenced in the Proxy’s background section and was not produced under the stipulation entered into in the action styled FrontFour Capital Group LLC, et al. v. Medley Capital Corp., C.A. No. 2019-0021-KSJM (the “220 Action” and “220 Stipulation”) which governs MCC’s pre-vote production pursuant to 8 Del. C. § 220 (“220 Production”).

ANSWER: SIC denies the allegations in paragraph 9, except admits that, on or about February 11, 2019, Origami issued an open letter to the stockholders of MCC, further admits that the 220 Stipulation was entered in the 220 Action, and notes that the Origami letter and the 220 Stipulation are publicly available and speak for themselves. SIC denies having knowledge or information sufficient to form a belief as to the truth of the remaining allegations in paragraph 9.

10.           The emergence of these alternatives after the announcement of the Proposed Mergers reflects the reality that no one attempted to shop MCC or seriously explore its strategic alternatives prior to signing up for the Taube Brothers’ preferred transaction. This failure is particularly galling because MCC’s NAV is far higher than its stock price, making MCC an attractive target.

7

ANSWER: SIC denies the allegations in paragraph 10, except admits that MCC’s Net Asset Value exceeds its stock price.

11.           Consistent with the Taube Brothers’ objectives, the Proxy omits key details of two unsuccessful attempts to sell MDLY, suggests that the affiliated companies took adequate steps to protect against conflicts, and implies that MCC had no strategic alternatives. This picture was and remains misleading.

ANSWER: To the extent the allegations in paragraph 11 consist of legal conclusions, no response is required. To the extent a response is required, SIC denies the allegations in paragraph 11.

12.           For example, the Proxy heralds the formation by MCC’s Board of Directors (“MCC Board”) of a special committee of MCC’s independent directors (the “MCC Special Committee”) on January 28, 2018. But the MCC Special Committee never met, never retained a financial advisor, and never did anything else of substance (except get paid a monthly retainer) until June 19, 2018, after MDLY’s sale process failed and MDLY conceived of the Proposed Mergers. The Proxy could more accurately state that the MCC Special Committee’s primary purpose was to rubber-stamp the Proposed Mergers.

ANSWER: To the extent the allegations in paragraph 12 consist of legal conclusions, no response is required. To the extent a response is required, SIC denies the allegations in paragraph 12, except admits that the MCC Board of Directors (the “MCC Board”) formed a special committee of MCC’s independent directors (the “MCC Special Committee”). To the extent that the allegations of paragraph 12 purport to characterize the contents of the Joint Proxy, that document is publicly available and speaks for itself.

8

13.           Once negotiations regarding a merger began, the MCC Special Committee compounded the problems associated with its late start by irresponsibly agreeing to a no-shop clause that precludes the Company’s most logical alternatives, including the NexPoint proposal.

ANSWER: To the extent the allegations in paragraph 13 consist of legal conclusions, no response is required. To the extent a response is required, SIC denies the allegations in paragraph 13 and notes that the MCC Merger Agreement is publicly available and speaks for itself.

14.           The harm from the preclusive no-shop clause became manifest on February 1, 2019, when NexPoint revealed that it had proposed an alternative transaction to MCC and SIC on January 24, 2019, and made a definitive proposal on January 31, yet it had received no response.

ANSWER: SIC denies the allegations in paragraph 14, except admits that, on February 1, 2019, NexPoint issued a press release (the “February 1, 2019 NexPoint Press Release”), which is publicly available and speaks for itself.

15.           MDLY and SIC quickly responded with a press release, stating the respective company boards would adhere “to a rigorous review process.” But MDLY and SIC immediately cast doubt on the “rigorousness” of this process by accusing NexPoint of being “misleading.”

9

ANSWER: SIC denies the allegations in paragraph 15, except admits that, on February 2, 2019, MCC and SIC issued a press release (the “February 2, 2019 Press Release”), which is publicly available and speaks for itself.

16.           On the morning of February 6, 2019, just four days later and without meeting with NexPoint’s representatives, MCC and SIC simultaneously announced the fait accompli: that they would not pursue NexPoint’s proposal because it was “in the best interests” of the companies’ stockholders to decline.

ANSWER: SIC denies the allegations in paragraph 16, except admits that, on February 6, 2019, MCC and SIC issued a press release (the “February 6, 2019 Press Release”), which is publicly available and speaks for itself.

17.           On February 5, 2019, MCC, SIC and MDLY announced the postponement of their respective special meetings of stockholders to vote on the Proposed Mergers from February 8, 2019, to early March 2019. The special meeting has since been set for March 8, 2019.

ANSWER: SIC denies the allegations in paragraph 17, except admits that, on February 5, 2019, MCC, SIC, and MDLY issued a press release (the “February 5, 2019 Press Release”), which is publicly available and speaks for itself, and further admits that the special meeting is now set for March 8, 2019.

18.           In this action, Plaintiffs seek injunctive relief blocking the Proposed Mergers and releasing MCC from the no-shop and termination fee provisions of the governing merger agreement, in order to permit the Company to engage with NexPoint, Origami and any other bidder that steps forward.

10

ANSWER: To the extent the allegations in paragraph 18 purport to characterize Plaintiffs’ claims, no response is required. To the extent a response is required, SIC denies the allegations in paragraph 18.

19.           Plaintiff FFCG is an SEC-registered investment advisor located at 35 Mason Street, Greenwich, Connecticut 06830. FrontFour and its affiliates (including FFMF) are the beneficial owners of 1,674,946 shares of MCC common stock, which constitutes 3.1% of the Company’s outstanding shares.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 19 and on that basis denies them.

20.           Plaintiff FFMF is an investment fund managed by FFCG. FFMF is the beneficial owner of 1,633,232 shares of MCC common stock, including 1,031 shares held by FFMF in record name.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 20 and on that basis denies them.

21.           Defendant MCC is a Delaware corporation with its principal place of business at 280 Park Ave, 6th Floor East, New York, NY 10017. MCC is a non-diversified closed-end investment company that seeks to invest in small-and middle-market companies through privately negotiated debt and equity securities transactions. MCC is externally managed by MCC Advisors LLC (“MCC Advisors”), a majority owned subsidiary of Medley LLC, which is controlled by MDLY, which is in turn controlled by Medley Group LLC, pursuant to an investment management agreement executed on January 14, 2014 (the “MCC Management Agreement”). The Taube Brothers are the majority and controlling owners of Medley Group LLC. MCC is named as a defendant solely for the purpose of securing Plaintiffs’ requested relief.

11

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 21 and on that basis denies them.

22. Defendant Brook Taube is the Chief Executive Officer (“CEO”) and Chief Investment Officer (“CIO”) of MCC and the Chairman of the MCC Board. He co-founded MDLY with Seth Taube in 2006. He is conflicted because he serves as Co-CEO of MDLY and as Co-Chairman of the MDLY board of directors (the “MDLY Board”), along with his brother Seth Taube. Brook Taube is also the Managing Partner of MCC Advisors and Senior Portfolio Manager of the private investment funds managed by MDLY since 2007. Brook Taube has served on the board of directors of SIC (the “SIC Board”) since its inception in 2012. He currently serves on the investment committee for SIC Advisors LLC (“SIC Advisors”), the investment adviser to SIC, as well as serves as a Trustee of the Sierra Total Return Fund (“STRF”) and on the investment committee of STRF Advisors LLC, the investment adviser to STRF. Brook Taube is interested in the Proposed Mergers because he controls, with Seth Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock through ownership of MDLY Class B common stock. 3 He will be Chairman and CEO of the combined company and stands to benefit from a lucrative employment package, with a base $600,000 annual salary and $3,200,000 bonus if performance objectives are met.

[3]	The majority of MCC shares controlled by the Taube Brothers are owned by Medley Seed Funding LLC (“Medley Seed”), a limited liability company controlled by Medley LLC. Medley Group LLC, which is wholly owned by MDLY’s pre-IPO founders, holds all outstanding shares of MDLY’s Class B stock.

12

ANSWER: SIC admits that Brook Taube serves on the board of directors of SIC and the investment committee for SIC Advisors LLC and that Brook Taube has been designated to be the Chairman and CEO of the combined company. SIC denies having knowledge or information sufficient to form a belief as to the truth of the remaining allegations in paragraph 22 (including, but not limited, to those in footnote 3) and on that basis denies them.

23. Defendant Seth Taube has served on the MCC Board since its inception in January 2011. He is conflicted because he serves as co-CEO of MDLY and as co-Chairman of the MDLY Board, along with his brother Brook Taube. Seth Taube has also served as Chairman of the SIC Board and CEO of SIC since its inception in April 2012 and as a Trustee of STRF since January 2016. He is interested because he holds controls, with Brook Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock. He will be Vice Chairman, Senior Executive Vice President and Senior Managing Director of the combined company and stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

ANSWER: SIC admits that Seth Taube served as Chairman of the SIC Board and CEO of SIC and that Seth Taube has been designated to be Vice Chairman, Senior Executive Vice President and Senior Managing Director of the combined company. SIC denies having knowledge or information sufficient to form a belief as to the truth of the remaining allegations in paragraph 23 and on that basis denies them.

13

24.           Defendant Jeff Tonkel has been a director of MCC 2014. He is conflicted because he is a Director and the President of MDLY and the President of SIC. He is interested in the Proposed Mergers because he holds 15,000 shares of MCC stock and 6% of the units in Medley LLC, which are exchangeable for shares of MDLY Class A stock. He will serve as President of the combined company and also stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

ANSWER: SIC admits that Jeff Tonkel is the President of SIC and has been designated to serve as President of the combined company. SIC denies having knowledge or information sufficient to form a belief as to the truth of the remaining allegations in paragraph 24 and on that basis denies them.

25.           Defendant Arthur S. Ainsberg has been a director of the Board since 2011 and is Chairman of the Nominating and Corporate Governance Committees. For his service as an MCC director, Ainsberg has been paid an aggregate of $1,034,923. He owns only 3,000 shares of MCC stock, which were purchased in 2012.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 25 and on that basis denies them.

26.           Defendant Karin Hirtler-Garvey has been a director of the Board since 2011 and is Chairman of the Compensation Committee. For her service as an MCC director, Hirtler-Garvey has been paid an aggregate of $1,158,087. She owns only 3,000 shares of MCC stock, which were purchased shortly after the IPO. She is interested in the Proposed Mergers because she will be appointed a Director of the combined companies, where she will earn at least $200,000 annually.

14

ANSWER: SIC admits that Karin Hirtler-Garvey has been designated to be a Director of the combined companies. SIC denies having knowledge or information sufficient to form a belief as to the truth of the remaining allegations in paragraph 26 and on that basis denies them.

27.           John E. Mack has been a director of the Board since 2011 and is Chairman of the Audit Committee. For his service as an MCC director, Mack has been paid an aggregate of $1,258,265. He owns only 7,000 shares of MCC stock, which were purchased in 2012. He is interested in the Proposed Mergers because he will be appointed a Director of the combined companies, where he will earn at least $200,000 annually.

ANSWER: SIC admits that John E. Mack has been designated to be a Director of the combined companies. SIC denies having knowledge or information sufficient to form a belief as to the truth of the remaining allegations in paragraph 27 and on that basis denies them.

28.           Defendant Mark Lerdal has been a director of the Board since 2017. For his two years of service as an MCC director, Lerdal has been paid $288,702. He does not own any shares of MCC stock.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 28 and on that basis denies them.

29.           Defendant MDLY is a publicly traded asset management firm run by its co-CEOs, Defendants Brook and Seth Taube, and is the parent of several registered investment advisors (collectively, “Medley”). On September 24, 2014, MDLY completed its public offering and listed its shares on the NYSE. MDLY is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. Ultimately, MDLY manages over $4.8 billion in assets, including those owned by MCC and SIC.

15

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 29 and on that basis denies them.

30.           Defendant SIC is a non-traded BDC. SIC was launched by MDLY in April 2012 as its first public non-traded permanent capital vehicle and is externally managed by SIC Advisors LLC, an affiliate of MDLY. SIC is an affiliate of MCC, as MDLY controls (either directly or indirectly) the investment managers of both SIC and MCC. SIC is named as a party to the Complaint to the extent necessary for the granting of injunctive relief.

ANSWER: SIC admits the allegations in the first and second sentences of paragraph 30. The third sentence of paragraph 30 states a legal conclusion to which no response is required. The fourth sentence of paragraph 30 is a characterization of Plaintiffs’ claims to which no response is required. To the extent a response is required, SIC denies the allegations in the third and fourth sentences of paragraph 30.

31.           Defendant Medley Group LLC (“Medley Group”) is a Delaware limited liability corporation collectively owned by the Taube Brothers, Tonkel, Richard T. Allorto, Jr., John D. Fredericks, Samuel Anderson, and Christopher Taube. Medley Group holds more than 97% of the voting power of MDLY through its ownership of 100% of MDLY’s Class B common stock. Through its control of MDLY, Medley Group ultimately controls Medley LLC, MCC, SIC, MCC Advisors LLC, SIC Advisors LLC, and various other investment advisers and other entities under the MDLY umbrella.

16

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 31 and on that basis denies them, except states that the third sentence of paragraph 31 sets forth a legal conclusion to which no response is required. To the extent that a response is required, SIC denies the allegations in paragraph 31.

32.           Defendant Medley LLC is a Delaware limited liability corporation. MDLY, which is controlled by Medley Group, is the sole managing member of Medley LLC and owns 100% of its voting units. The Taube Brothers are the Co-Chief Executive Officers of Medley LLC; Tonkel, Allorto and Fredericks serve, respectively, as the President, Chief Financial Officer and General Counsel of Medley LLC. Medley LLC owns and controls the investment advisers affiliated with MDLY, including MCC Advisors and SIC Advisors.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 32 and on that basis denies them.

33.           Defendant MCC Advisors is a Delaware limited liability corporation. MCC Advisors is a wholly controlled and majority-owned subsidiary of MDLY. MCC Advisors serves as the investment manager to MCC. The Taube Brothers, Tonkel and Allorto, serve as Managing Partners of MCC Advisors; Brook Taube also serves as MCC’s Senior Portfolio Manager.

ANSWER: SIC admits that Defendant MCC Advisors is a wholly controlled and majority-owned subsidiary of MDLY. SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 33 and on that basis denies them.

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34.           MDLY’s most recent Form 10-K, which was filed with the SEC on March 29, 2018, presents the MDLY management structure, including MCC Advisors, as follows:

ANSWER: SIC admits that, on March 29, 2018, MDLY filed a Form 10-K with the SEC (the “2018 MDLY Form 10-K”). Insofar as the allegations of paragraph 34 purport to characterize the contents of the 2018 MDLY Form 10-K, that document is publicly available and speaks for itself. SIC denies having knowledge or information sufficient to form a belief as to the truth of the remaining allegations in paragraph 34.

35.           Since its IPO on January 19, 2011, MCC has been under the constant stewardship of MCC Advisors, which in turn has been controlled by the Taube Brothers.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 35 and on that basis denies them.

36.           Pursuant to the MCC Management Agreement, MCC Advisors controls all relevant aspects of MCC’s investment-based business. MCC pays MCC Advisors fees for its investment advisory and management services, consisting of a base management fee and a two-part incentive fee.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 36 and on that basis denies them.

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37.           According to the Form 10-K filed by MCC for the year ended September 30, 2018, which was filed December 14, 2018 (“2018 MCC Form 10-K”), MCC has paid $51.3 million to MCC Advisors for the past three fiscal years. Along with the MCC Management Agreement, MCC entered into a separate administration agreement with MCC Advisors (the “MCC Administration Agreement”) – itself worth significant fees to Medley – ensuring that MCC Advisors controls virtually every aspect of MCC’s operations. Both the MCC Management Agreement and MCC Administration Agreement must be approved annually and may be terminated by either party upon 60 days’ written notice without penalty.

ANSWER: SIC admits that, on December 14, 2018, MCC filed a Form 10-K with the SEC (the “2018 MCC Form 10-K”). SIC denies having knowledge or information sufficient to form a belief as to the truth of the remaining allegations in paragraph 37, except that, to the extent that the allegations of paragraph 37 purport to characterize the contents of the 2018 MCC Form 10-K, that document is publicly available and speaks for itself.

38.           In addition to rewarding the Taube Brothers, the Form 10-K filed by MDLY for the year ended December 31, 2017 (the “2017 MDLY Form 10-K”) discloses that a third Taube brother, Christopher, serves as MDLY’s Senior Managing Director, Head of Institutional Fund Raising. Christopher Taube received total compensation valued at $1.2 million in 2017.

ANSWER: SIC admits that MDLY filed a Form 10-K with the SEC for the year ended December 31, 2017 (the “2017 MDLY Form 10-K”). SIC denies having knowledge or information sufficient to form a belief as to the truth of the remaining allegations in paragraph 38, except that, to the extent that the allegations of paragraph 38 purport to characterize the contents of the 2017 MDLY Form 10-K, that document is publicly available and speaks for itself.

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39.           The rich compensation paid to MCC Advisors and members of the Taube family has not resulted in strong market returns for MCC stockholders. Between its IPO and the Announcement Date, MCC’s stock plummeted by approximately 72%, during a period of sustained stock market and sector share price increases. MCC’s cumulative return during that period was -34%, while the return of the S&P 500 Index was +161%. MCC’s performance was equally dismal compared to peers and cannot be blamed on any trouble within the BDC sector. As the following chart shows, the S&P BDC Index has had a positive 57% return since the date of MCC’s IPO:4

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 39 and on that basis denies them (including but not limited to the allegations in footnote 4), except to the extent that the chart in paragraph 39 purports to characterize the data as to the performances of MCC’s stock and the S&P BDC Index, those data are publicly available and speak for themselves.

[4]	Bloomberg data.

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40.           This poor performance is not surprising, because by every industry measure the fund has been in a steady decline:5

		Fiscal Year Ended September 30,
	2011	2012	2013	2014	2015	2016	2017	2018
Share Price	$10.08	$14.07	$13.79	$11.81	$7.44	$7.63	$5.97	$3.82

NAV	$12.57	$12.52	$12.70	$12.43	$11.00	$9.49	$8.45	$5,90

Price / NAV	0.80x	1.12x	1.09x	0.95x	0.68x	0.80x	0.71x	0.65x

Dividend	$0.37	$1.20	$1.45	$1.48	$1.27	$1.12	$0.76	$0.52

NII	$0.56	$1.31	$1.53	$1.58	$1.27	$0.97	$0.67	$0.23

Surplus / (Shortfall)	$0.19	$0.11	$0.08	$0.10	$0.00	($0.15)	($0.09)	($0.29)

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 40 and on that basis denies them (including but not limited to the allegations in footnote 5), except to the extent that the chart in paragraph 40 purports to characterize the data as to the performance of MCC’s stock, those data are publicly available and speak for themselves.

[5]	MCC’s fiscal year ends on September 30. All data is compiled from MCC’s Form 10-Ks filed with the SEC, including the MCC 2018 Form 10-K; the Form 10-K for the 2017 fiscal year filed December 7, 2017 (“2017 MCC Form 10-K”); the Form 10-K for the 2016 fiscal year filed December 8, 2016; and the Form 10-K for the 2015 fiscal year filed December 4, 2015.

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41.           The deterioration in MCC’s net investment income (“NII”) and dividend are particularly dramatic. NII, a measure of the income received from investment assets (bonds, stocks, funds, loans and other investments), minus equivalent investment expenses, is a key metric in measuring BDC performance and serves as a proxy for a BDC’s earning power. Since 2014, NII has plunged by 85% (from $1.58 to $0.23 per share), and the dividend has fallen by 65% (from $1.48 to $0.52 per share). Moreover, because dividends have exceeded NII, MCC has operated with an unsustainable shortfall since 2016.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 41 and on that basis denies them.

42.           As of the Announcement Date, MCC had the largest discount to NAV (53%) of any BDC, and the lowest annual return (- 38.6%). Nothing has improved in the past few months, and as of year- end, MCC has continued to languish at a 55% discount to NAV—the single largest NAV discount among the 46 BDCs covered by Raymond James’ investment banking group in their “BDC Weekly Insight” report (published January 3, 2019) and nearly 3x the BDC average discount of 19%. Industry.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 42 and on that basis denies them, except to the extent that the allegations in paragraph 42 purport to characterize one or more publicly available research reports as to the performance of MCC’s stock, those research reports speak for themselves.

43.           Despite MCC Advisors’ abysmal performance and fact that the MCC Management and Administration Agreements could be terminated without penalty, the MCC Board has routinely extended both agreements for an additional year, most recently on November 29, 2018.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 43 and on that basis denies them.

44.           The extensions alone raise questions concerning the independent directors of the MCC Board’s competence and engagement. Since 2011, none of the currently serving independent directors have ever elected to receive MCC stock in lieu of cash compensation, and none of the independent directors have acquired shares in the Company since 2012. This indicates a serious misalignment between the interests of MCC’s independent directors and its stockholders.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 44 and on that basis denies them.

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45.           The misalignments are also reflected in the independent directors’ pay. For the fiscal year ended September 30, 2017, MCC compensated its independent directors in amounts ranging from $148,000 to $165,000. MCC’s director compensation is unjustified in comparison to BDC peers, many of which pay in the same range – or less – despite having substantially more assets under management and positive returns:

Comparable BDC Performance and Director Compensation[6]
BDC	Total Assets ($ millions)	Price / NAV	1 Year Total Return	2017 Director Compensation
MCC	$826	0.53	(38.6%)	$148,000 - $165,000
NMFC	$2,206	1.04	8.5%	$117,455 - $126,060
GSBD	$1,263	1.22	5.5%	$130,000 - $170,000
HTGC	$1,793	1.33	13.5%	$153,099 - $178,099

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 45 (including but not limited to the allegations in footnote 6) and on that basis denies them.

46.           After years of destroying MCC’s share price and market reputation, MDLY began looking for a profitable escape route. In May 2017, certain senior members of MCC Advisors, including the Taube Brothers, Jeff Tonkel, and Christopher Taube (collectively, “Medley Management”), began shopping MDLY and MCC Advisors to potential bidders. Although they retained UBS and Credit Suisse to conduct outreach, the process ultimately failed. No bids progressed beyond the initial indication of interest stage.

[6]	Source Data: Performance data is taken from the Sandler O’Neill Fairness Opinion provided by the Company in the 220 Production (MCC220_000567). 2017 Director Compensation for each BDC Comparable is taken from the respective companies’ public SEC filings: the MCC 2017 Form 10-K; New Mountain Finance Corporation (“NMFC”) Schedule 14A, filed March 14, 2018; Goldman Sachs BDC, Inc. (“GSBD”) Schedule 14A, filed May 22, 2018; Hercules Technology Growth Capital, Inc. (“HTGC”) Schedule 14A, filed June 28, 2018. The table excludes compensation for Lerdal and MCC’s former director Robert Lyons, each of whom served only part of the year and were compensated on a pro rata basis.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 46 and on that basis denies them.

47.           In October 2017, MDLY retained the services of Goldman Sachs & Co. LLC (“Goldman”) and Broadhaven Capital Partners (“Broadhaven”) to restart the process and reach out to potential bidders. At MDLY’s direction, Goldman and Broadhaven invited thirty-eight potential strategic partners or buyers to participate in the preliminary round of a two-round sale process.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 47 and on that basis denies them.

48.           Although the process had started in May 2017, the MCC Board had no involvement in the process run by Goldman and Broadhaven. A strategic transaction was not an agenda item at MCC Board meetings held in May, August or December 2017, although the Taube Brothers and Tonkel sat on the MCC Board and had to know any strategic transaction would have a substantial impact on MCC stockholders.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 48 and on that basis denies them.

49.           Despite the broad outreach by Goldman and Broadhaven, MDLY only received three “viable” first-round, nonbinding indications of interest. Only one bidder (“Party X”) made a second-round proposal. From January 12, 2018 through January 24, 2018, MDLY and Party X engaged in negotiations, which resulted in the exchange of numerous proposals and counter-proposals.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 49 and on that basis denies them.

50.           Based upon these negotiations, on January 26, 2018, the MCC Board established the MCC Special Committee, consisting of Ainsberg, Hirtler-Garvey, Mack and Lerdal, with Ainsberg serving as chair, to consider and evaluate the impact on MCC of a sale of MDLY to a third party that would result in the assignment of the MCC Management Agreement.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 50 and on that basis denies them.

51.           The MCC Board approved compensation for the MCC Special Committee, with each member to receive a $25,000 retainer upon the committee’s formation and a monthly stipend of $15,000 for the chair and $10,000 per month for all other members.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 51 and on that basis denies them.

52.           Although the MCC Special Committee was formed on January 26, 2018, documents produced in the 220 Production indicate that it did not hold any meetings; did not retain any advisors in connection with the transaction proposed by Party X, and did not engage in substantive discussions via email with the Taube Brothers or other members of MDLY Management about a strategic transaction until after June 19, 2018.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 52 and on that basis denies them.

53.           According to its February 11, 2019 press release, Origami reached out to MCC several times in the spring of 2018 and sent the Origami IOI on April 4, 2018, but it “received no response.”

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 53 and on that basis denies them.

54.           The terms of the IOI are not known, because it was not included in the 220 Production, although Section 1(c) of the 220 Stipulation required production of all IOIs sent “between and including May 1, 2017 and August 9, 2018, relating to the Proposed Mergers or any Alternative Transaction.”7 This raises the additional concern that MCC or MCC Advisors received other IOIs that were withheld from production.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 54 and on that basis denies them, except that to the extent that paragraph 54 and footnote 7 purport to characterize the contents of publicly available documents, including the 220 Stipulation, SIC states that those documents speak for themselves.

[7]	The 220 Stipulation defines “Alternative Transaction” as any proposed transaction, other than the Proposed Mergers, “that, if consummated, would have resulted in an investment in or an acquisition of MCC, including any wind-up, significant asset sale, or program of asset sales.”

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55.           Section 1(a) of the 220 Stipulation also requires MCC to produce “All Board Materials created, sent or modified between and including May 1, 2017 and August 9, 2018 relating to . . . any Alternative Transaction.” The 220 Production contains no Board Materials, as defined in the 220 Stipulation, referencing the Origami IOI, although the MCC Special Committee should have considered those proposals and was receiving monthly pay to do so. There are only two possible explanations: either the Taube Brothers, Tonkel and other members of Medley Management breached their fiduciary duties by withholding the Origami IOI from the MCC Special Committee, or the MCC Special Committee breached its fiduciary duty by ignoring it.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 55 and on that basis denies them, except that to the extent that paragraph 55 purports to characterize the contents of the 220 Stipulation, that document is publicly available and speaks for itself.

56.           Despite the lack of any visible work, the MCC Special Committee was paid at least a total of $280,000 between January and June 2018.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 56 and on that basis denies them.

57.           At that time the Taube Brothers were under immense financial pressure, as MCC’s poor performance had drastically reduced MCC Advisors’ and therefore MDLY’s revenues. Each quarter, base management fees paid to MCC Advisors had decreased due to the decline in MCC’s portfolio, falling from $19.5 million to $17.8 million from 2016 to 2017. The incentive fee had precipitously fallen from $8.0 million to $0.9 million in the same period, and MCC Advisors was not on target to receive any incentive fees from MCC in 2018. Faced with a growing deficit and the need to pay a dividend to MCC stockholders, on May 4, 2018, MCC Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 57 and on that basis denies them.

58.           The Taube Brothers were also under increasing pressure due to the terms of a joint venture agreement entered into on June 3, 2016, between Medley LLC and affiliates of Fortress Credit Advisors, LLC (“Fortress” and “Fortress Agreement”), by which Fortress had provided the majority of funding for Medley Seed’s purchase of MCC common stock. The terms of the Fortress Agreement require Medley LLC to pay to Fortress “an 8% preferred distribution, 15% of the Joint Venture’s profits, and up to 8% of the net advisory revenues from one of Medley LLC’s subsidiaries.” By May 2018, Medley LLC was at risk of default under the Fortress Agreement due to MCC’s weakening state and non-sustainable payment of dividends. The 220 Production suggests that the Fortress Agreement was a deterrent to potential acquirers. (MCC220_9554.)

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 58 and on that basis denies them.

59.             MDLY apparently recognized that bidders saw little value in MDLY itself, particularly with the Taube Brother at the helm. On May 15, 2018, Brook Taube emailed two MDLY employees regarding

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(MCC220_011525.)

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 59 and on that basis denies them.

60.           Ultimately, Party X was interested only in an asset purchase – an unappealing structure for MDLY because it would cut off its lucrative management fees. In June 2018, MDLY broke off engagement with Party X and all other potential counterparties because it was unable to find any viable indication of interest “that was worth pursuing.”

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 60 and on that basis denies them.

61.           The MDLY sales process reflected that the real value existed at MCC and SIC. But, under the current structure, the Taube Brothers could not appropriate the value of those businesses for themselves.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 61 and on that basis denies them.

62.           The MDLY Board decided to turn its attention to a more lucrative option than any asset purchase by a third party could be: rolling up SIC and MCC with MDLY. Through this structure, MDLY Management could “triple dip” by (i) cashing out their interests in MDLY at a higher price than any third party would pay, (ii) keeping their fee stream alive in the form of newly negotiated employment agreements, and (iii) receiving disproportionate consideration for their increased equity in any subsequent sale of the Combined Company.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 62 and on that basis denies them.

63.           On June 19, 2018, the MCC Board expanded the MCC Special Committee’s mandate to evaluate the Proposed Mergers’ impact to the MCC stockholders. The MCC Special Committee had the authority to, among other things, evaluate the terms and conditions of the Proposed Mergers or any alternative thereto and determine whether the Proposed Mergers and any alternative thereto were “advisable and [fair] to, and in the best interests of [MCC] and its stockholders.”

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 63 and on that basis denies them.

64.           For multiple reasons, the Special Committee process came nowhere close to cleansing the conflict-plagued process.

ANSWER: The allegations in paragraph 64 set forth conclusions of law to which no response is required. To the extent that paragraph 64 is deemed to require a response, SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 64 and on that basis denies them.

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65.           First, the Special Committee became involved far too late. During MDLY’s outreach to potential bidders in 2017 and early 2018, the MCC Special Committee did nothing except collect its monthly fee. The MCC Special Committee’s absence early in the process had a critical impact. For example, the confidentiality agreements that MDLY executed with twenty-four potential strategic acquirers during its sales process included standstill provisions preventing the signatories from making bids for MCC, absent MDLY’s consent. Thus, MDLY and its management team effectively blocked a wide range of potential bidders for MCC from making bids without first securing MDLY’s blessing.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 65 and on that basis denies them.

66.           Second, once the MCC Special Committee’s mandate expanded, MDLY Management inserted itself in every stage of the deliberations. For example, “at the direction of MDLY,” representatives of Goldman, advisor to the MDLY Board and highly incentivized to monetize MDLY, were present in the July 11, 2018 meeting of the MCC Special Committee. During that meeting, the MCC Special Committee reviewed the Proposed Mergers and the challenges MCC would face as a standalone entity. Documents in the 220 Production indicate that Goldman prepared work product that MDLY Management apparently surreptitiously re-styled as its own (“we are converting the MCC and SIC presentations to your letterhead overnight”) and fed to the MCC Special Committee. (See MCC220_010427-42, MCC220_010449-51; MCC220_10457-59.)

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 66 and on that basis denies them.

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67.            Brook Taube’s emails show that his only concern was closing the deal he wanted, without regard to the deal’s fairness, and that he had no hesitation about bullying the MCC Special Committee, or concern that they could not be bullied. For example, on July 27, 2018, he emailed Goldman, Seth Taube and Tonkel about price terms for MCC:                                                                                                                                 (

                                                                                                                                                                            (MCC220_011827, emphasis added.) On July 31, 2018, Brook Taube emailed Tonkel,                                                                                                                                                                                                                                  (MCC220_011831, emphasis added.)

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 67 and on that basis denies them.

68.           Third, the MCC Special Committee only retained its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) on June 29, 2018, approximately forty days before the Announcement Date. This was far too late for the MCC Special Committee to have played an adequate role in managing the process or evaluating earlier proposals that may not have attracted the Taube Brothers, but may well have offered greater value to MCC.8

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 68 and on that basis denies them, except that, to the extent that the allegations in footnote 8 require a response, SIC admits that its Special Committee formed by its Board of Directors retained Broadhaven as an independent financial advisor and denies the remaining allegations in footnote 8.

[8]	Although the conflicts in the Proposed Mergers are particularly obvious, the special committee formed by SIC’s Board of Directors retained Broadhaven as its “independent financial advisor,” even though MDLY had previously retained Broadhaven in 2017 to reach out to potential bidders and that engagement had not terminated until just a few weeks prior to its retention by SIC.

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69.           Fourth, after MDLY suggested a three-way combination, the MCC Special Committee appears to have focused on that transaction exclusively. It did not seriously explore alternatives, including an asset sale to Party X, a combination with an unaffiliated BDC or any number of other options. The MCC Special Committee could have negotiated for a waiver of the NDA provisions prohibiting outreach to MCC that MDLY had required bidders to agree upon during its failed sales processes. The MCC Special Committee could have explored terminating MCC Advisors’ investment management agreement and engaging an unaffiliated fund manager. The MCC Special Committee could have engaged in direct negotiations with Origami and the two parties who submitted IOIs to MDLY on June 22, 2018 (“Party A”) and July 30, 2018 (“Party B”), or, at a minimum, reviewed those IOIs to gain an understanding of MDLY’s value proposition. Had they done so, the MCC Special Committee would have learned that Party A was prepared to offer MDLY a 47% premium and Party B a 39% premium, nothing near the 100% MDLY negotiated for itself in the Proposed Mergers.9 Nothing in the 220 Production indicates that the MCC Special Committee considered any of these options.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 69 and on that basis denies them.

70.           Fifth, the Proxy indicates that MCC Special Committee and Sandler O’Neill took the forecasts of MDLY provided by MDLY Management (the “MDLY Projections”) at face value, even though they were prepared by a conflicted management team, do not appear to have been prepared in the regular course of business and are manifestly unreasonable.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 70 and on that basis denies them.

71.           Though MDLY’s revenue and EBITDA decreased by 17% and 31%, respectively, between 2016 and 2018, the MDLY Projections forecast revenue and EBITDA increasing by 67% and 106%, respectively, over the next three years.10

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 71 (including but not limited to footnote 10) and on that basis denies them.

72.           The notion that the Taube Brothers and MDLY’s management team could attract hundreds of millions of dollars of additional investments to support a projected increase of management fees to $40 million in four years, is laughable. They were terrible money managers. The data collected by Sandler O’Neill shows MCC – denominated as “Montauk” – at the bottom of its class of 42 BDCs, having both the poorest market cap to NAV ratio (0.53), and poorest total return for the past 3 month (-19.8%) and 1 year periods and (- 38.6%).

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 72 and on that basis denies them.

[10]	See Schedule 13E-3 filed by MDLY (November 7, 2018) (Barclay’s Presentation titled “Project Integrate,” dated August 9, 2018 (“Barclay’s Presentation”)).

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73.             Nothing in the 220 Production suggests that the MCC Special Committee performed diligence on the MDLY projections. They clearly should have. The Taube Brothers’ emails demonstrate that

                                                                 In their effort to persuade Party X that their rosy projections were sound, the Taube Brothers and MDLY Management prepared and emailed a “Management Fee Review” to Party X. The presentation states,

(See MCC220_010365-MCC220_10370.)

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 73 and on that basis denies them.

74.            Based upon MDLY’s SEC filings, it appears that neither opportunity closed, and the Management Fee Review mentions

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 74 and on that basis denies them.

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75.           Party X appears to have kicked the tires and discounted the projections. The MCC Special Committee and its advisors accepted what the Taube Brothers fed them at face value.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 75 and on that basis denies them.

76.           Sixth, the MCC Special Committee spent almost no time considering the impact of chaining MCC stockholders to MDLY Management, although that structure was supposedly a key part of the value proposition. Upon closing of the Proposed Mergers, the Taube Brothers and Tonkel are to receive lucrative contracts providing for $1,960,000 base salary and up to $6,700,000 in bonus compensation, with brother Christopher to receive a $360,000 base salary and up to $1,650,000 bonus compensation. This increased compensation will overwhelm the “synergies” of the Proposed Mergers and contributed to Barclays conclusion that “net synergies” arising from the Proposed Mergers would be negative. The MCC Special Committee apparently did not participate at all in the negotiation of the combined entity’s management or employment contracts. This was and is unacceptable. If the Proposed Mergers proceed, MCC stockholders will receive SIC shares and will effectively pay munificent compensation to the same people who destroyed MCC’s value in the first place.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 76 and on that basis denies them, except that SIC admits that, if the Proposed Mergers are consummated, MCC stockholders will receive SIC shares.

77.           The MCC Special Committee apparently only reviewed management compensation at the combined entity on August 8, 2018, one day before approving the Proposed Mergers, and had no say on pay. The MCC Special Committee apparently never considered, or cared, that MDLY Managements’ continued employment and entrenchment, given their deplorable track record with MCC, would likely push down the trading price of the combined entity and further deprive MCC stockholders of substantial value.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 77 and on that basis denies them.

78.           On August 9, 2018, Sandler O’Neill presented its opinion that the MCC Merger Consideration was fair to MCC stockholders from a financial point of view (the “Fairness Opinion”). The Fairness Opinion focused exclusively on the purported value of the MCC Merger Consideration (the right to receive $0.8050 of SIC stock per share) and said nothing about whether (i) the Proposed Mergers contemplated payment of an unjustified premium to MDLY, (ii) the cash component of the merger consideration earmarked for MDLY holders was fair given MCC holders’ anticipated receipt of SIC stock or (iii) the rich compensation to MDLY management would have a disproportionate impact on the pro forma company. Nor did the Fairness Opinion address whether termination of the various agreements with MDLY or some other option was superior. Sandler O’Neill also failed to evaluate the trading value of SIC common stock or the likely trading value of pro forma company stock.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 78 and on that basis denies them.

79.           Although the Fairness Opinion is replete with the negative story of “Montauk”, it never questions the conflicted upside of the Proposed Mergers to “Huntington” aka MDLY, the party responsible for “Montauk’s” disastrous performance. (MCC220_000554-MCC220_000555.)

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 79 and on that basis denies them

80.           After receiving the Fairness Opinion, the MCC Special Committee recommended that the MCC Board approve the Proposed Mergers, which it did.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 80 and on that basis denies them.

81.           The deal documents, including the Agreement and Plan of Merger between MCC and SIC dated as of August 8, 2018 (“MCC Merger Agreement”), were attached to the Proxy.

ANSWER: SIC admits that the Agreement and Plan of Merger between MCC and SIC dated as of August 8, 2018 (“MCC Merger Agreement”) were attached to the Joint Proxy and denies any remaining allegations in paragraph 81.

82.           Section 7.10 of the MCC Merger Agreement controls whether and when the MCC Board may engage with parties submitting “Competing Proposals” and “Superior Proposals.”

ANSWER: The allegations in paragraph 82 purport to characterize the terms of the MCC Merger Agreement, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 82.

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83.           Section 1.1 of the MCC Merger Agreement defines “Competing Proposal” and “Superior Proposal” as:

“Competing Proposal” means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MCC or SIC, as applicable, or (ii) any one or more assets or businesses of MCC or its Subsidiaries or SIC or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its Subsidiaries, taken as a whole, or SIC and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or SIC, in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement.

“Superior Proposal” means any bona fide written Competing Proposal made by a Third Party that the MCC Board or the SIC Board, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the MCC Board or SIC Board, as applicable, considers to be appropriate, is more favorable to MCC’s stockholders or SIC’s stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by SIC to MCC in writing in response to such Competing Proposal made to MCC or by MCC to SIC in writing in response to such Competing Proposal made to SIC under the provisions of Section 7.10(f); provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%).

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ANSWER: The allegations in paragraph 83 purport to characterize the terms of the MCC Merger Agreement, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 83.

84.           Section 7.10(d) provides that the Board may contact the Third Party to “clarify any ambiguous terms” of a Completing Proposal or “engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates,” but only “if the MCC Board or SIC Board, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MCC or SIC, as applicable, under Applicable Law.” (emphasis added).

ANSWER: The allegations in paragraph 84 purport to characterize the terms of the MCC Merger Agreement, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 84.

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85.           Section 7.10(e) of the Merger Agreement provides that the MCC Board may not make an “Adverse Recommendation Change” or enter into any agreement (other than a confidentiality agreement) with a Third Party unless, having determined that a Competing Proposal is a Superior Proposal:

the board of directors effecting the Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MCC Board.

ANSWER: The allegations in paragraph 85 purport to characterize the terms of the MCC Merger Agreement, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 85.

86.           Section 9.4 of the MCC Merger Agreement provides for a $6 million “Termination Fee,” which MCC must pay if either party terminates the MCC Merger Agreement after the MCC Board effects an “Adverse Recommendation Change,” or if MCC terminates the MCC Merger Agreement to enter into a definitive agreement contemplated by a Superior Proposal.

ANSWER: The allegations in paragraph 86 purport to characterize the terms of the MCC Merger Agreement, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 86.

87.           In an effort to avoid being deemed an unlawful penalty, Section 9.4(d) states that the Termination fee is “liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.”

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ANSWER: The allegations in paragraph 87 purport to characterize the terms of the MCC Merger Agreement, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 87.

88.           Section 9.1(c) provides that the Merger Agreement will terminate on March 31, 2019, if the Proposed Merger with SIC has not been consummated by that date.

ANSWER: The allegations in paragraph 88 purport to characterize the terms of the MCC Merger Agreement, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 88.

89.           The Proxy concedes that the No Solicitation and Termination Fee provisions are a “potentially negative” factor:

[T]he fact that the MCC Merger Agreement precludes MCC from actively soliciting competing proposals and MCC may not terminate the MCC Merger Agreement to accept a competing proposal from a third party unless the MCC Board (or the MCC Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MCC would be required to pay the termination fee.

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But the Proxy omits any reference to the reality that the MCC Special Committee failed to test the waters and therefore had no basis to conclude that the definitions of “Competing Proposal” and “Superior Proposal” were adequate. In fact, those definitions ruled out obvious alternatives the MCC Special Committee should have known about.

ANSWER: The allegations in paragraph 89 purport to characterize the terms of the Joint Proxy, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 89.

90.           The Proposed Mergers significantly undervalue the Company and will handsomely reward MDLY. The deal implies a transaction price (based on MCC’s pre-announcement stock price) to MCC’s September 30, 2018 NAV multiple of 0.55x. This valuation falls well below the valuation range for externally managed BDCs derived by Broadhaven. Using both precedent transactions and comparable public companies, Broadhaven derived an average valuation range of 0.76x and 0.92x, respectively: 38% – 69% above the MCC valuation implied by the merger consideration.

ANSWER: The allegations in paragraph 90 purport to characterize the terms of the Joint Proxy, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 90.

91.           Further underscoring this valuation discrepancy, using precedent transactions, Sandler O’Neill derived mean and median transaction price/NAV multiples of 0.79x and 0.86x, respectively.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 91 and on that basis denies them.

92.           By accepting a below-market valuation of 0.55x for MCC shares, an excessive amount of deal consideration offered by SIC is earmarked for holders of MDLY, the entity controlled by MDLY Management. In addition, MDLY holders will receive approximately 64% of the deal consideration in cash, while MCC holders will receive only SIC stock. If the individuals controlling MDLY were truly aligned with stockholders of MCC, they would have pushed for SIC to pay closer to 0.8x to 1.0x NAV for MCC’s assets while making an offer with a considerable cash component. As currently structured, the proposed transaction leaves MCC stockholders with the prospect of holding only SIC stock, without the certainty of cash consideration that MDLY holders will receive.

ANSWER: The allegations in paragraph 92 purport to characterize the contents of the MCC Merger Agreement, the MDLY Merger Agreement, and the Joint Proxy, which are publicly available and speak for themselves. To the extent any additional response is required, SIC denies the allegations in paragraph 92.

93.           By contrast, MDLY holders will receive a 100% premium, despite the fact that no bidders were willing to pay anywhere close to that during a Goldman run auction process. In fact, the Offers from Party A and Party B made close in time to the Announcement Date implied far lower premiums (47% and 39% respectively).

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 93 and on that basis denies them.

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94.           Relying on multiples derived from precedent transactions, the Proxy indicates that Goldman Sachs valued MDLY at only $1.43 to $2.70 based on MDLY’s EV/LTM EBITDA as of June 30, 2018 – well below the $3.44 cash component of the MDLY Merger Consideration, and even further below the alleged aggregate $6.80 MDLY Merger Consideration.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 94 and on that basis denies them, except that, to the extent that the allegations in paragraph 94 purport to characterize the contents of the Joint Proxy, that document is publicly available and speaks for itself.

95.           Between the Announcement Date and the public disclosure of the NexPoint proposal, MCC’s share price fell approximately 4%, while MDLY’s price surged 43%.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 95 and on that basis denies them, except that, to the extent that paragraph 95 purports to characterize the performance of MCC and MDLY stocks, SIC states that the performance data for MCC’s and MDLY’s stocks are publicly available and speak for themselves.

96.           FrontFour, one of MCC’s largest non-affiliated stockholders, repeatedly attempted to communicate its concerns privately, beginning with extensive efforts at outreach to Sam Anderson, Senior Managing Director and Head of Capital Markets at Medley. After realizing that Mr. Anderson would not provide any substantive information, FrontFour attempted to engage directly with the MCC Special Committee.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 96 and on that basis denies them.

97.           MCC CEO Brook Taube and others in management intervened and prevented FrontFour from having a prompt and direct discussion with the MCC Special Committee by, among other things, refusing to schedule an in-person meeting, delaying for weeks before even scheduling a call, and insisting that management participate despite clear conflicts of interest. When the call finally occurred on November 13, 2018, MCC provided only inadequate, generic responses.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 97 and on that basis denies them.

98.           On December 13, 2018, after numerous failed attempts to reach the MCC Board, FrontFour issued an open letter to MCC stockholders, urging them to vote against the Proposed Mergers.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 98 and on that basis denies them, except that, to the extent that paragraph 98 purports to characterize the content of a FrontFour letter to MCC stockholders, that letter is publicly available and speaks for itself.

99.           Unsurprisingly, other major stockholders have also signaled their opposition to the Proposed Mergers. On December 19, 2018, another stockholder holding approximately 3% of MCC’s shares, Moab Capital Partners LLC (“Moab”) issued its own open letter, in which it raised similar concerns and noted, among other things, that MDLY and the Taube Brothers had reaped over $100 million in fees from MCC stockholders over the years, while MCC stockholders were left with hundreds of millions of dollars in losses. Moab calculated that while the Proposed Mergers would dilute MCC stockholders by 8%, the Taube Brothers would sell their MDLY shares for an impressive 109% premium to MDLY’s closing price prior to the Announcement Date. Moab recommended terminating the Company’s investment management contracts and pursuing a sale of MCC without MDLY and the Taube Brothers.11

[11]	At least two other institutional holders, BLR Partners and Roumell Asset Management, LLC (“Roumell”), have independently expressed opposition to the Proposed Mergers. These stockholders, with Moab and FrontFour, represent approximately 10.7% of the outstanding shares of MCC.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 99 (including but not limited to the allegations set forth in footnote 11) and on that basis denies them, except that, to the extent that paragraph 99 purports to characterize the content of a Moab Capital Partners, LLC letter to MCC stockholders, that letter is publicly available and speaks for itself.

100.    On December 21, 2018, MCC filed the Proxy (which exceeds 1,400 pages including exhibits) and announced that it had scheduled a special meeting of stockholders to approve the Proposed Mergers for February 8, 2019. The Proposed Mergers were originally expected to close in Q1 2019, upon the satisfaction of certain closing conditions.12

[12]	Form 425 filed by MDLY (Aug. 9, 2018).

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 100 (including but not limited to the allegations set forth in footnote 12) and on that basis denies them, except that, to the extent that paragraph 100 purports to characterize the content of the Joint Proxy, that document is publicly available and speaks for itself.

101.    The first page of the Proxy “sells” the MCC Merger Consideration as a value enhancement, by stating value based upon the NAV of the combined company:

The summary information does not disclose up front that the $5.68 merger consideration is entirely theoretical, as SIC’s future trading price is not knowable.

ANSWER: Paragraph 101 purports to characterize the content of the Joint Proxy, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 101.

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102.    The Proxy also makes misleading representations that the Proposed Mergers will be “accretive” to MCC stockholders, in “that the total implied value of the MCC Merger Consideration to be received by the unaffiliated MCC Stockholders in the MCC Merger is expected to result in an estimated 18.52% accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings.”

ANSWER: Paragraph 102 purports to characterize the content of the Joint Proxy, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 102.

103.    The statement is misleading, as it relies upon MDLY’s unrealistic financial projections, derived from the “Other” revenue central to its July 2018 growth projections for the proposed combined company. To add to the confusion, the MDLY projections containing “Other” revenue are not contained in the Proxy, but in the Barclay’s Presentation, which was separately filed by MDLY on November 7, 2018, where MCC stockholders would be least likely to find them.

ANSWER: Paragraph 103 purports to characterize the content of the Joint Proxy and the Barclays Presentation filed with MDLY’s Schedule 13E-3 Transaction Statement, which are publicly available and speak for themselves. To the extent any additional response is required, SIC denies the allegations in paragraph 103.

104.    The aggressive revenue projections drive a projected increase in NII of the combined company. But the projected growth in NII at SIC would only be possible if it issued shares, and the Barclays presentation incorrectly fails to account for those issuances.

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ANSWER: Paragraph 104 purports to characterize the content of the Joint Proxy and/or the Barclays Presentation filed with MDLY’s Schedule 13E-3 Transaction Statement, which are publicly available and speak for themselves. To the extent any additional response is required, SIC denies the allegations in paragraph 104.

105.    The misleading disclosures in the Proxy continue, including (1) claims that basic, readily obtainable metrics concerning previous IOIs submitted by third parties to MDLY were unquantifiable, (2) the omission of any mention of the obligations MDLY owes to Fortress Credit Advisors (“Fortress”), which created desperation on behalf of MDLY as well as a direct conflict of interest between MDLY and MCC with respect to any separate sale or liquidation of MCC, and (3) the omission of the Origami IOI and any other offers to acquire MCC’s assets.

ANSWER: The allegations of paragraph 105 set forth conclusions of law to which no response is required. To the extent a response is required, paragraph 105 purports to characterize the content of the Joint Proxy, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 105.

106.    On December 28, 2018, Plaintiff FFCG served MCC with a sworn demand for books and records (the “Demand”) pursuant to 8 Del. C. § 220. The stated purposes of the demand were to investigate: (i) whether the members of the MCC Board or third parties, including MDLY, breached their fiduciary duties in connection with the Proposed Mergers; (ii) whether any person or entity, including MDLY, aided and abetted any fiduciary’s breach of fiduciary duty in connection with the Proposed Mergers; (iii) whether the members of the MCC Board were independent with respect to the Proposed Merger and any related matters; (iv) the valuation of FrontFour’s shares; (v) whether to solicit stockholders to vote against the Proposed Mergers and/or pursue a sale of MCC separately from MDLY involvement; (vi) whether to otherwise communicate with MCC stockholders in advance of the vote on the Proposed Mergers; (vii) whether to press the MCC Board to terminate any or all of its various management and administration agreements with MCC’s MDLY-related entities, or call a stockholder vote to effect the same; and (viii) whether to pursue a pre-closing injunction or post-closing money damages claim in relation to the Proposed Mergers. On the same day, Plaintiff FFMF served MCC with a sworn demand for books and records for MCC’s stockholder list and related materials (the “Stockholder Demand”).

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 106 and on that basis denies them.

107.    In view of the February 8, 2019 meeting date, FrontFour pressed MCC for the books and records, but MCC stalled and refused to negotiate production terms. On January 11, 2019, FFCG sued for books and records and moved for expedited proceedings. (Trans. ID 62843920). On January 14, 2019, an FFCG filed an Amended Complaint that added FFMF as a Plaintiff.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 107 and on that basis denies them.

108.    On January 16, 2019, the Court granted Plaintiffs’ motion to expedite and scheduled a books and records trial for January 23, 2019.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 108 and on that basis denies them.

109.    On January 22, the parties submitted a 220 Stipulation and proposed order governing MCC’s pre-vote production, which eliminated the need for a prevote books and records trial. The Court entered the 220 Stipulation on January 24, 2019. (Trans. ID 62893117). Although MCC purportedly completed its rolling production of documents in satisfaction of its obligations under the 220 Stipulation on January 28, 2019, it did not produce any indication of interest submitted by Origami.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 109 and on that basis denies them.

110.    During this time period, MCC issued numerous press releases and other investor communications designed to encourage “for” votes.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 110 and on that basis denies them.

111.    Although the market price of MCC stock had initially risen 12% after the Announcement Date, reaching a high of $4.03 per share on August 31, 2018, the stock steadily trended downward thereafter. By December 13, 2018, the date FrontFour issued its first public letter, the stock had closed at $3.25 per share. The downward trend continued into January 2019.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 111 and on that basis denies them, except that, to the extent that the allegations in paragraph 111 purport to characterize the performance of MCC stock, SIC states that such performance data are publicly available and speak for themselves.

112.    On January 17, 2019, MCC filed an investor presentation with the SEC. In it, MCC sought to discredit concerned stockholders by misleadingly blaming the “campaign of activist stockholders for the price drop.” The statement was patently untrue. It not only ignored that the price been tumbling without any help from third parties since 2013, but also that the stock had dropped precipitously on December 4, 2018, after MCC released earnings and announced it had written NAV down from $6.43 to $5.90 a share, or 9%.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 112 and on that basis denies them.

113.    On January 26, 2019, ISS, one of the leading proxy advisory firms, issued its initial report on the Proposed Mergers. The ISS report is not readily available to retail investors, who constitute the majority of MCC stockholders, so the Company issued a press release.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 113 and on that basis denies them.

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114.    The MCC press release announced only that ISS, had recommended a vote “For” the merger. The press release misleadingly omitted that ISS recommended the “For” vote due to the absence of any other alternative. ISS termed the Proposed Mergers “underwhelming”, because:

Shareholders have limited visibility regarding the value they are receiving, given that Sierra shares are not publicly traded. Moreover, the deal appears to disproportionately favor an external manager (Medley) that has demonstrated a poor track records of managing MCC assets… Shareholders could reasonably opt to reject the proposed terms on these bases.

ISS also flagged the process failures:

The board’s decision to forgo an auction process for MCC is a cause for concern, since investors lack market-based evidence that the deal presented in fact represents the best available alternative for MCC shareholders. . . . In addition, the potential acquirers that participated in the MDLY sales process may have had limited ability to engage directly with MCC. For example, the proxy states that Party X indicated it had preference for an asset purchase transaction rather than a merger. Considering that MDLY has no assets, it would be fair to assume that the interest related to MCC or Sierra assets; however, further details of Party X’s interest were not disclosed.”

(emphasis added.).

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 114 and on that basis denies them, except that, to the extent that the allegations in paragraph 114 purport to characterize the contents of MCC’s January 27, 2019 Press Release and the ISS Initial Report, those documents are publicly available and speak for themselves.

115.    Between January 18, 2019 and January 28, 2019, MCC produced approximately 900 documents in response to the Demand.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 115 and on that basis denies them.

116.    On January 30, 2019, Plaintiffs sent the MCC Board a letter identifying several disclosure flaws that required correction, including that the Proxy (1) incorrectly claimed that basic, readily obtainable metrics concerning previous IOIs submitted by third parties were unquantifiable, (2) failed to provide any explanation of the opaque “Other” revenue central to its July 2018 growth projections for the proposed combined company, and (3) omitted any mention of MDLY’s payment obligations to Fortress.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 116 and on that basis denies them, except that, to the extent that the allegations in paragraph 116 purport to characterize the contents of Plaintiffs’ January 30, 2019 letter, that document speaks for itself.

117.    On the afternoon of February 1, 2019, the Company represented to FrontFour that it intended to supplement its disclosures to MCC investors in some undefined way at an unidentified time the following week.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 117 and on that basis denies them.

118.    On February 1, 2019, NexPoint issued a press release disclosing that it had submitted an unsolicited expression of interest to MCC on January 24, 2019. NexPoint also disclosed that it had made a specific proposal to MCC and SIC on January 31, 2019 that contemplated a simplified merger of MCC into SIC while terminating and replacing MDLY as their investment manager.

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ANSWER: The allegations of paragraph 118 purport to characterize the contents of NexPoint’s February 1, 2019 press release, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 118.

119.    NexPoint effectively proposes to merge MCC and SIC and then NexPoint would serve as the combined company’s investment manager. The NexPoint proposal would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders in the Proposed Mergers. The NexPoint proposal also contemplates the payment of $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs (that would realize at least $9 million in annual savings), and to purchase at least $50 million of combined company shares over a five quarter period.

ANSWER: The allegations of paragraph 119 purport to characterize the contents of NexPoint’s February 1, 2019 press release, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 119.

120.    At no point prior to NexPoint’s February 1 press release did MCC disclose to its stockholders or to Plaintiffs that NexPoint had expressed any interest in a deal, let alone that it had submitted a serious proposal offering value to MCC stockholders superior to the consideration in the Proposed Mergers. Apparently, the Company had no intention of disclosing this offer to investors and instead hoped that NexPoint would simply go away so that MCC could proceed with the Taube Brothers’ preferred deal (they would lose their roles at MCC under the NexPoint proposal).13

[13]	The 220 Production revealed that at least one other investment adviser, Party Z, contacted the MCC Special Committee after the Proxy was filed. In an undated letter, Party Z proposed being appointed MCC’s new investment advisor “for the explicit task of managing an orderly sale or liquidation of MCC. We believe we could achieve a liquidation value of between $4.50 and $4.95 per share, a significant improvement over the current trading price of MCC shares. (MCC220_002085-87.) It is unclear whether the MCC Special Committee responded to Party Z, but their dealings with NexPoint suggest not.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 120 (including but not limited to footnote 13) and on that basis denies them.

121. Also on February 1, 2019, Glass Lewis, the other leading proxy solicitation firm, recommended that stockholders vote against the Proposed Mergers, writing:

We believe there is ample cause for concern with management’s track record at MCC, raising questions about its ability to meet internal financial projections that appear highly optimistic and to generate substantial returns for shareholders. . .. . The MCC Board does not appear to have taken sufficient steps to review potential alternative transactions prior to the proposed merger agreement. . . . Market valuations and recent transactions in the BDC space suggest there could be interest in acquiring MCC at a significant premium to the current share price.

ANSWER: The allegations of paragraph 121 purport to characterize the contents of Glass Lewis’ February 1, 2019 recommendation, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 121.

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122.    The NexPoint Proposal offered the MCC Special Committee the opportunity to rectify their prior breaches of fiduciary duty. But they did not do so. Instead, on February 2, 2019, MCC and SIC issued a vague press release characterizing NexPoint’s February 1 description of its transaction proposal as “misleading.” The press release then professed that “[t]he MCC Special Committee and the Sierra Special Committee and the respective Boards of MCC and Sierra, adhering to a rigorous review process - consistent with their fiduciary duties and in consultation with their respective independent legal and financial advisors - will carefully review the letter and respond to NexPoint as appropriate.”

ANSWER: SIC denies the allegations in paragraph 122, except admits that, on February 2, 2019, MCC and SIC issued a press release responding to the February 1, 2019 NexPoint Press Release. To the extent that the allegations of paragraph 122 purport to characterize the contents of the February 2, 2019 Press Release, that document is publicly available and speaks for itself.

123.    On February 4, 2019, ISS issued a Proxy Alert to advise that, based upon NexPoint’s competing proposal, it was now recommending a vote “Against” the Proposed Mergers. Although MCC had issued a press release on January 26, 2019 to announce the ISS “For” recommendation, it provided no update when, on February 4, 2019, ISS reversed it.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 123 and on that basis denies them, except that SIC admits that, on February 4, 2019, ISS issued a Joint Proxy alert (the “ISS Joint Proxy Alert”) on the Proposed Mergers, and that, on January 27, 2019, MCC issued a press release (the “January 27, 2019 Press Release”) regarding ISS’s “For” recommendation. To the extent that the allegations of paragraph 123 purport to characterize the contents of the ISS Joint Proxy Alert or the Press Release, those documents are publicly available and speak for themselves.

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124.    On February 4, 2019, FrontFour filed a letter with the Court requesting an emergency hearing on an application for a temporary restraining order enjoining MCC from proceeding with the scheduled February 8 vote on the Proposed Mergers until MCC’s stockholders had time to absorb the Company’s anticipated supplemental disclosures.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 124 and on that basis denies them.

125.    On February 5, 2019, MCC finally issued a Form 8-K with the supplemental disclosures it had promised – just three days before the scheduled vote on the Proposed Mergers was to take place. The supplemental disclosures are inadequate. While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 125 and on that basis denies them, except that SIC admits that, on February 5, 2019, MCC issued a Form 8-K. To the extent that the allegations in paragraph 125 purport to characterize the contents of the Form 8-K, that document is publicly available and speaks for itself.

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126.    The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures simply raise more questions by purporting to show rapid revenue growth from unnamed “New Advisory Clients” in products which, in some cases, do not even exist yet. The supplement disclosures also fail to describe the Origami IOI.

ANSWER: The allegations in paragraph 126 purport to characterize the contents of the Form 8-K, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 126.

127.    The supplemental disclosures also fail to address the error in the Barclays presentation that understate the dilutive effect of share issuances.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 127 and on that basis denies them.

128.    The supplemental disclosures superficially address MDLY’s relationship with Fortress, pointing to disclosures made outside the Proxy, but they fail to provide sufficient detail, leaving MCC stockholders to guess the meaning of “certain redemption rights” Fortress may have over a $50 million MCC joint venture. Given the complexity of the Proposed Mergers and sheer length of the Proxy, investors should not be forced on a scavenger hunt to understand the transaction.

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ANSWER: The allegations in paragraph 128 purport to characterize the contents of the Form 8-K, which is publicly available and speaks for itself. To the extent any additional response is required, SIC denies the allegations in paragraph 128.

129.    On February 5, 2019, MCC filed a letter with the Court, stating that its supplemental disclosures rendered FrontFour’s request for an emergency hearing and temporary restraining order moot.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 129 and on that basis denies them.

130.    On February 5, 2019, MCC, SIC and MDLY announced the postponement of the special meeting from February 8, 2019, to early March 2019. claiming that during the U.S. government shutdown, “key branches of the U.S. Government were unable to process, review and/or approve documentation required to close the mergers.” This statement appears incomplete at best, given the issuance of the Proxy Supplement the same day, vocal stockholder dissatisfaction and the negative view expressed by ISS in changing its recommendation to “Against.”

ANSWER: SIC denies the allegations in paragraph 130, except admits that, on February 5, 2019, MCC, SIC, and MDLY issued a press release adjourning the special meetings of stockholders to early March 2019 in light of the U.S. Government shutdown. To the extent that the allegations in paragraph 130 purport to characterize the contents of the February 5, 2019 Press Release, that document is publicly available and speaks for itself.

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131. On February 6, 2019, MCC and SIC issued a joint press release declaring that their respective boards of directors “unanimously and independently determined to decline to pursue” NexPoint’s proposal. The joint press release failed to address the substance of any component of NexPoint’s offer, or how the proposal would specifically affect MCC stockholders. The entire discussion of the merits of NexPoint’s proposal in the joint press release is limited to the following:

NexPoint’s claim that its proposal provides $225 million of incremental value over the Announced Merger Plan is UNSUBSTANTIATED and MISLEADING;

NexPoint’s proposal DEPRIVES shareholders of the expected benefits of becoming an INTERNALLY-MANAGED BDC, which include the opportunity to potentially grow third-party AUM as well as the potential for an improved market valuation as an internally managed BDC;

NexPoint’s proposal presents SIGNIFICANT UNCERTAINTY to shareholders; and

NexPoint and its affiliate Highland Capital have a CONCERNING track record as fiduciaries.

Again, MCC stockholders are left entirely in the dark as to the process followed by MCC’s Board in reviewing the NexPoint offer, as well as the Board’s assessment of the merits of the offer itself.

ANSWER: SIC denies the allegations in paragraph 131, except admits that, on February 6, 2019, MCC and SIC issued a press release announcing their decision to decline to pursue NexPoint’s proposal. To the extent that the allegations in paragraph 131 purport to characterize the contents of the February 6, 2019 Press Release, that document is publicly available and speaks for itself.

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132.    If the speed of the February 6, 2019 disclosure did not in itself reveal that the Special Committee had not given the proposal more than cursory thought, NexPoint’s February 7, 2019 press release confirmed that fact. NexPoint wrote that neither the Special Committee or that of SIC had “made any attempt to communicate with NexPoint regarding its proposals, save from a single email from counsel . . . acknowledging receipt.”

ANSWER: SIC denies the allegations in paragraph 132, except admits that, on February 7, 2019, NexPoint issued a press release (the “February 7, 2019 NexPoint Press Release”). To the extent that the allegations in paragraph 132 purport to characterize the contents of the February 7, 2019 Press Release, that document is publicly available and speaks for itself.

133.    On February 8, 2019, MCC announced that the special meeting had been rescheduled for March 8, 2019. In the meantime, MCC continues to solicit votes and seek support for the Proposed Mergers, despite the harm it will do to MCC stockholders.

ANSWER: SIC admits that, on February 8, 2019, MCC, SIC, and MDLY issued a press release (the “February 8, 2019 Press Release”) announcing that the special meetings of stockholders will be reconvened on March 8, 2019. To the extent that the allegations in paragraph 133 purport to characterize the contents of the February 8, 2019 Press Release, that document is publicly available and speaks for itself.

134.    On February 11, 2019, Origami publicly disclosed that it had offered to acquire from MCC 100% of the interests in all of the assets of MCC SBIC for $45 million cash. According to Origami, its proposal “represents 60.0% of Medley SBIC’s regulatory capital (or NAV) at September 30, 2018 and implies a 36.2% premium to the February 8[th] closing share price of Medley Capital Corporation.”

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 134 and on that basis denies them.

135.    Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other owners of MCC common stock (except Defendants and any person, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who were injured by Defendants’ wrongful actions, as more fully described herein (the “Class”).

ANSWER: Paragraph 135 is a characterization of Plaintiffs’ claims to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 135.

136.    This action is properly maintainable as a class action. ANSWER: Paragraph 136 is a characterization of this action to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 136.

137.    As of December 4, 2018, the Company had approximately 54,474,211 shares of common stock outstanding, which are publicly traded and held by thousands of beneficial owners.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 137, and on that basis denies them.

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138.    A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The expense and burden of individual litigation make it impracticable for Class members individually to seek redress for the wrongful conduct alleged herein.

ANSWER: Paragraph 138 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 138.

139.    There are questions of law and fact common the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia:

(a) whether the MCC Directors have breached their fiduciary duties to Company stockholders;

(b) whether the remaining defendants aided and abetted those breaches of fiduciary duty;

(c)  whether the Plaintiffs and the other members of the Class will be harmed by the wrongs complained of herein;

(d) whether the Defendants should be required to provide supplemental and/or corrective disclosures; and

(e)  whether the Plaintiffs and the Class are entitled to other injunctive or related relief.

ANSWER: Paragraph 139 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 139.

140.    Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

ANSWER: SIC denies the allegations in paragraph 140.

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141.    The Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

ANSWER: Paragraph 141 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 141.

142.    Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

ANSWER: Paragraph 142 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 142.

143.    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

ANSWER: Paragraph 143 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 143.

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144.    Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

ANSWER: SIC repeats and incorporates by reference each of its answers to the preceding allegations set forth above.

145.    At all relevant times, the MCC Directors owed fiduciary duties to Plaintiffs and the Class. The Taube Brothers independently owed fiduciary duties to Plaintiffs and the Class because they are controllers and officers of MCC. Tonkel also owed fiduciary duties to Plaintiffs and the Class because he is an officer of MCC.

ANSWER: Paragraph 145 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 145.

146.    The Proposed Mergers are, with respect to at least the Taube Brothers, Tonkel, Hirtler-Garvey and Mack, self-interested transactions because each of them has a material interest in the Proposed Mergers.

ANSWER: Paragraph 146 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 146 and on that basis denies them.

147.    The MCC Directors failed to conduct a fair process in connection with the Proposed Mergers. Although the MCC Board formed the MCC Special Committee in January 2018, it did not participate in the failed MDLY process, and it never adequately explored MCC’s strategic alternatives.

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ANSWER: Paragraph 147 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 147 and on that basis denies them.

148.    The MCC Directors compounded this failure by agreeing to a merger agreement with a no solicitation clause that prevents consideration of key strategic alternatives available to MCC that the MCC Special Committee should have investigated.

ANSWER: Paragraph 148 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 148 and on that basis denies them.

149.    The MCC Special Committee failed to negotiate a fair price, and they have agreed to a transaction that will transfer cash to MDLY, to the detriment of MCC.

ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 149 and on that basis denies them.

150.    The Special Committee failed to give adequate consideration to the NexPoint Proposal or negotiate with NexPoint, although NexPoint has proposed a superior proposal.

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ANSWER: SIC denies having knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 150 and on that basis denies them.

151.    Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

ANSWER: Paragraph 151 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 151.

152.    Plaintiffs and the members of the Class have no adequate remedy at law.

ANSWER: Paragraph 152 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 152.

153.    Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

ANSWER: SIC repeats and incorporates by reference each of its answers to the preceding allegations set forth above.

154.    The Individual Defendants have violated their fiduciary duty of disclosure by failing to provide several categories of material information that the Company’s stockholders need to make an informed decision regarding the Proposed Mergers.

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ANSWER: Paragraph 154 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 154.

155.    While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

ANSWER: Paragraph 155 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 155.

156.    The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures do not identify or correct the error in the Barclays presentation that fails to account for the dilutive effect of projected share issuances.

ANSWER: SIC denies the allegations in paragraph 156.

157.    Finally, the supplemental disclosures continue to provide misleading information about the impact of the Fortress relationship on the Taube Brothers’ interests.

ANSWER: SIC denies the allegations in paragraph 157.

158.    The information listed above is highly material to the Company’s stockholders. Absent corrective disclosure, the Company’s stockholders will not be able to make an informed decision concerning the Proposed Mergers.

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ANSWER: Paragraph 158 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 158.

159.    Plaintiffs and the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

ANSWER: Paragraph 159 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 159.

160.    Plaintiffs and the members of the Class have no adequate remedy at law.

ANSWER: Paragraph 160 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 160.

161.    Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

ANSWER: SIC repeats and incorporates by reference each of its answers to the preceding allegations set forth above.

162.    The MCC Directors owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

ANSWER: Paragraph 162 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 167.

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163.    By committing the acts alleged herein, the MCC Directors breached fiduciary duties they owed to Plaintiffs and the Class.

ANSWER: Paragraph 163 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 163.

164.    Defendants MDLY, SIC, MCC Advisors, Medley Group and Medley LLC (collectively, the “Colluding Defendants”) aided and abetted the MCC Directors’ breaches of fiduciary duties, and were active and knowing participants in the MCC Directors’ breaches.

ANSWER: Paragraph 164 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 164.

165.    As alleged herein, the Colluding Defendants were well aware that the MCC Directors have not sought to obtain the best available transaction for MCC’s public stockholders. The Colluding Defendants aided and abetted the MCC Directors by, among other things: dominating and controlling the MCC Board; causing the continued extension of the MCC Management Agreement in spite of MCC’s poor performance; failing to timely establish the MCC Special Committee and allow MCC to conduct an independent exploration of strategic alternatives; refusing to consider or pursue indications of interest from potential bidders interested in purchasing MCC’s assets; and facilitating the execution of a preclusive no-shop clause that effectively prevented MCC from exploring other strategic alternatives.

ANSWER: Paragraph 165 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 165.

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166.    Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

ANSWER: Paragraph 166 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 166.

167.    Plaintiffs and the members of the Class have no adequate remedy at law.

ANSWER: Paragraph 167 sets forth a conclusion of law to which no response is required. To the extent a response is required, SIC denies the allegations in paragraph 167.

To the extent that a response is required to the Prayer for Relief at the end of the Amended Complaint, SIC denies each and every allegation therein and denies that Plaintiffs are entitled to the relief they seek.

AFFIRMATIVE DEFENSES

First Affirmative Defense

The Amended Complaint fails to state a claim upon which relief may be granted.

Second Affirmative Defense

Plaintiffs’ claims are barred by the doctrine of unclean hands and by their inequitable conduct.

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Third Affirmative Defense

The claims in the Amended Complaint are barred in whole or in part by the equitable doctrine of estoppel.

Fourth Affirmative Defense

Plaintiffs have failed to mitigate any damages they claim to have suffered.

Fifth Affirmative Defense

Plaintiffs have not alleged and cannot show that SIC acted with scienter as to Plaintiffs or any other MCC stockholders.

Sixth Affirmative Defense

Plaintiffs have not alleged and cannot show that any harm to them was proximately caused by any conduct on the part of SIC.

Seventh Affirmative Defense

With respect to the underlying alleged breaches of fiduciary duty that Plaintiffs allege SIC has aided and abetted, SIC incorporates by reference any and all other defenses asserted as to such alleged breaches by defendants Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, Medley Management, Inc., Medley Capital Corporation, MCC Advisors LLC, Medley Group LLC, or Medley LLC.

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SIC reserves the right to supplement its defenses as discovery in this action proceeds and reveals new facts not currently known to it.

WHEREFORE, SIC demands judgment in favor of SIC, awarding costs and fees to SIC, and such other relief as the Court deems just and proper.

/s/ Blake Rohrbacher
Blake Rohrbacher (#4750)
OF COUNSEL:	Kevin M. Gallagher (#5337)
Kevin M. Regan (#6512)
Matthew L. Larrabee	Nicole M. Henry (#6550)
Paul Curran Kingsbery	RICHARDS, LAYTON & FINGER, P.A.
DECHERT LLP	One Rodney Square
1095 Avenue of the Americas	920 North King Street
New York, NY 10036	Wilmington, DE 19801
(212) 698-3500	(302) 651-7700

Joshua D.N. Hess	Counsel for Defendant Sierra Income
DECHERT LLP	Corporation
1900 K Street, NW
Washington, DC 20006
(202) 261-3300

Dated: February 25, 2019

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

FRONTFOUR CAPITAL GROUP LLC, and FRONTFOUR MASTER FUND, LTD., on behalf of themselves and similarly situated stockholders of MEDLEY CAPITAL CORPORATION,

Plaintiffs,

v.

BROOK TAUBE, SETH TAUBE, JEFF TONKEL, MARK LERDAL, KARIN HIRTLER-GARVEY, JOHN E. MACK, ARTHUR S. AINSBERG, MEDLEY MANAGEMENT, INC., SIERRA INCOME CORPORATION, MEDLEY CAPITAL CORPORATION, MCC ADVISORS LLC, MEDLEY GROUP LLC and MEDLEY LLC,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2019-0100-KSJM PUBLIC VERSION Filed March 3, 2019

ANSWER OF THE ENTITY DEFENDANTS, BROOK TAUBE, SETH TAUBE, AND JEFF TONKEL TO PLAINTIFFS’ VERIFIED AMENDED

COMPLAINT FOR INJUNCTIVE RELIEF

Defendants Brook Taube, Seth Taube, Jeff Tonkel, Medley Management, Inc., MCC Advisors LLC, Medley Group LLC, Medley LLC, and Medley Capital Corporation (collectively, “Defendants”), by and through their undersigned counsel, answer the Verified Amended Complaint for Injunctive Relief (the “Complaint”) filed by Plaintiffs FrontFour Capital Group LLC (“FFCG”) and FrontFour Master Fund, Ltd. (“FFMF,” and together with FFCG, “FrontFour” or “Plaintiffs”) as follows:

GENERAL DENIAL

Except as otherwise expressly admitted herein, Defendants deny each and every allegation contained in the Complaint. Defendants state that the headings, sub-headings, footnotes, and graphic material throughout the Complaint do not constitute well-pleaded allegations of fact and therefore require no response. To the extent that a response is required, those allegations are denied. Defendants expressly reserve the right to amend and/or supplement their answer to the Complaint (the “Answer”) as may be necessary.1

RESPONSE TO SPECIFIC ALLEGATIONS

NATURE OF THE ACTION

1.        Plaintiffs are stockholders of Medley Capital Corporation (“MCC” or the “Company”) who seek to block a highly conflicted, three-way transaction orchestrated by Brook and Seth Taube (the “Taube Brothers”) to monetize their controlling stake in Medley Management Inc. (“MDLY”), cement their control of the post-transaction entity and secure a future lucrative fee stream.

[1]	The headings contained in the Complaint are included in this Answer solely to provide context for the Complaint’s allegations, and are not statements or admissions by Defendant. Footnotes and graphic materials from the Complaint are omitted from this Answer.

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ANSWER: Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 1 concerning Plaintiffs and otherwise deny the allegations in Paragraph 1.

2.             The challenged transaction, which was announced on August 9, 2018 (the “Announcement Date”), would combine MDLY with two other entities the Taube Brothers control, MCC, a publicly-traded business development company (“BDC”), and Sierra Income Corporation (“SIC”), a privately-held BDC:

ANSWER: Defendants deny the allegations in Paragraph 2, except admit that on August 9, 2018, SIC, MCC, and MDLY issued a joint press release (the “August 9, 2018 Press Release”) concerning definitive agreements pursuant to which (i) MCC would, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and SIC (the “MCC Merger Agreement”), merge with and into SIC, with SIC continuing as the surviving company in the merger, and (ii) MDLY would, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MDLY, SIC, and Sierra Management, Inc., a wholly owned subsidiary of SIC (“Merger Sub”) (the “MDLY Merger Agreement”), merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger. Defendants respectfully refer the Court to the August 9, 2018 Press Release, the MCC Merger Agreement, and the MDLY Merger Agreement, which are publicly available, for their complete and accurate contents.

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3.             If the transaction proceeds, SIC will first acquire MCC and then MDLY in two separate but cross-conditioned mergers (the “Proposed Mergers”). The transaction will leave SIC as the surviving company, which will then list on the New York Stock Exchange (“NYSE”).

ANSWER: Defendants deny the allegations in Paragraph 3, except admit that they purport to characterize the terms of the MCC Merger Agreement and the MDLY Merger Agreement. Defendants respectfully refer the Court to the MCC Merger Agreement and the MDLY Merger Agreement, which are publicly available, for their complete and accurate contents.

4.             Incredibly, the Proposed Mergers contemplate the payment of $3.44 cash, plus $0.65 in cash dividends and the right to receive 0.3836 shares of SIC stock to holders of MDLY stock. The cash component alone represents an 18% premium to MDLY stockholders; adding the SIC stock component brings the premium to an outlandish 100%.

ANSWER: Defendants deny the allegations in Paragraph 4, except admit that they purport to characterize the terms of the MCC Merger Agreement and the MDLY Merger Agreement, and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

5.             The Proposed Mergers will also reward the Taube Brothers and other members of MDLY management with lucrative employment contracts, despite their miserable track record managing MCC, overseeing MDLY’s two failed sales processes and furnishing projections of MDLY’s revenue growth that are manifestly overstated given its terrible historical performance and dim prospects.

ANSWER: Defendants deny the allegations in Paragraph 5.

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6.             By contrast, MCC stockholders will only receive the right to 0.8050 shares of SIC stock, which provides no premium when compared to MCC’s net asset value (“NAV”). The definitive Proxy filed with the SEC on December 21, 2018 (the “Proxy”), states that the value to MCC stockholders is $5.68 per share, based on the NAV of the pro forma combined company ($7.06), and a $6.80 per share value to MDLY stockholders. But those values are totally unrealistic. While MDLY’s $3.44 per share cash component is fixed, SIC stock will trade well below NAV, given the Taube Brothers’ disastrous record managing MCC and the probability that SIC stockholders, who have had no opportunity to exit for five years, will dump their stock once SIC becomes publicly traded.

ANSWER: Defendants deny the allegations in Paragraph 6, except admit that portions of the allegations in Paragraph 6 purport to characterize the terms of the MCC Merger Agreement and the MDLY Merger Agreement, and the contents of the joint proxy statement of SIC, MCC, and MDLY filed with the Securities and Exchange Commission on December 21, 2018 (the “Joint Proxy”), and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

7.             In an attempt to convince the MCC stockholders to approve the transaction, the Taube Brothers and their allies continue to claim that (a) by merging with SIC, a much larger fund, MCC will gain access to capital and more favorable borrowing terms, which will in turn lift MCC’s chronically depressed stock price, (b) by merging with MDLY, MCC will benefit from management cost savings and better alignment with investor interests, and (c) MCC will realize the benefit of MDLY’s projected revenues from management of new assets that are projected to be brought into the proposed combined company.

ANSWER: Defendants deny the allegations in Paragraph 7, except admit that they purport to characterize the contents of the Joint Proxy and SEC filings in support of the proposed transaction, and respectfully refer the Court to the Joint Proxy and those filings, which are publicly available, for their complete and accurate contents.

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8.             But there is at least one vastly better alternative for MCC and its stockholders. In January 2019, NexPoint Advisors, L.P. (“NexPoint”) has proposed an alternative involving the combination of MCC and SIC which would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders under the Proposed Mergers. NexPoint also proposed to pay $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs, which would realize at least $9 million in annual savings, and to purchase at least $50 million of combined company shares over a five quarter period.

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 8. Defendants deny the remaining allegations in Paragraph 8, except admit that they purport to characterize the contents of press releases issued by NexPoint, and respectfully refer the Court to those press releases, which are attached as Exhibits A and D to Plaintiffs’ Motion to Expedite, for their complete and accurate contents.

9.            On February 11, 2019, Origami Capital Partners, LLC (“Origami”) announced that it had issued an open letter to the MCC Board, proposing to buy 100% of the interests of MCC’s wholly owned subsidiary, Medley SBIC, L.P. (“Medley SBIC”) for $45 million cash. According to Origami, this represents 60% of MCC’s NAV as of September 30, 2018 and implies a 36.2% premium to MCC’s February 8, 2019 closing stock price. Origami also disclosed that it had reached out several times to MCC during the spring of 2018 and sent a formal letter on April 4, 2018 (“Origami IOI”) expressing interest in purchasing Medley SBIC. The Origami IOI is not referenced in the Proxy’s background section and was not produced under the stipulation entered into in the action styled FrontFour Capital Group LLC, et al. v. Medley Capital Corp., C.A. No. 2019-0021-KSJM (the “220 Action” and “220 Stipulation”) which governs MCC’s pre-vote production pursuant to 8 Del. C. § 220 (“220 Production”).

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ANSWER: Defendants deny the allegations in the first, second, and third sentences of Paragraph 9, except admit that they purport to characterize the contents of a press release issued by Origami. Defendants respectfully refer the Court to Origami’s press release, which is publicly available and incorporated by reference, for its complete and accurate contents. Defendants admit the allegations in the fourth sentence of Paragraph 9, except deny that the April 4, 2018 letter, purportedly from Origami, which was unsigned, was material or otherwise required to be disclosed in the Joint Proxy or included in the 220 Production, and respectfully refer the Court to the Joint Proxy, which is publicly available, and 220 Production, which is incorporated by reference, for their complete and accurate contents.

10.            The emergence of these alternatives after the announcement of the Proposed Mergers reflects the reality that no one attempted to shop MCC or seriously explore its strategic alternatives prior to signing up for the Taube Brothers’ preferred transaction. This failure is particularly galling because MCC’s NAV is far higher than its stock price, making MCC an attractive target.

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 10. Defendants deny the allegations in the second sentence of Paragraph 10, and respectfully refer the Court to MCC’s NAV and stock price, which are matters of public record.

11.            Consistent with the Taube Brothers’ objectives, the Proxy omits key details of two unsuccessful attempts to sell MDLY, suggests that the affiliated companies took adequate steps to protect against conflicts, and implies that MCC had no strategic alternatives. This picture was and remains misleading.

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ANSWER: Defendants deny the allegations in the first sentence of Paragraph 11, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. Defendants deny the allegations in the second sentence of Paragraph 11.

12.            For example, the Proxy heralds the formation by MCC’s Board of Directors (“MCC Board”) of a special committee of MCC’s independent directors (the “MCC Special Committee”) on January 28, 2018. But the MCC Special Committee never met, never retained a financial advisor, and never did anything else of substance (except get paid a monthly retainer) until June 19, 2018, after MDLY’s sale process failed and MDLY conceived of the Proposed Mergers. The Proxy could more accurately state that the MCC Special Committee’s primary purpose was to rubber-stamp the Proposed Mergers.

ANSWER: Defendants admit that, on January 26, 2018, the MCC Board established the MCC Special Committee comprised of independent directors of MCC. Defendants deny the allegations in the second sentence of Paragraph 12, except admit that the allegations purport to characterize the contents of the Joint Proxy. Defendants respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. Defendants deny the allegations in the third sentence of Paragraph 12.

13.            Once negotiations regarding a merger began, the MCC Special Committee compounded the problems associated with its late start by irresponsibly agreeing to a no-shop clause that precludes the Company’s most logical alternatives, including the NexPoint proposal.

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ANSWER: Defendants deny the allegations of Paragraph 13, and respectfully refer the Court to the MCC Merger Agreement and the MDLY Merger Agreement, which are publicly available, for their complete and accurate contents..

14.             The harm from the preclusive no-shop clause became manifest on February 1, 2019, when NexPoint revealed that it had proposed an alternative transaction to MCC and SIC on January 24, 2019, and made a definitive proposal on January 31, yet it had received no response.

ANSWER: Defendants deny the allegations in Paragraph 14, except admit that they purport to characterize the contents of NexPoint’s February 1, 2019 press release, and respectfully refer the Court to the press release, which is attached as Exhibit A to Plaintiffs’ Motion to Expedite, for its complete and accurate contents.

15.            MDLY and SIC quickly responded with a press release, stating the respective company boards would adhere “to a rigorous review process.” But MDLY and SIC immediately cast doubt on the “rigorousness” of this process by accusing NexPoint of being “misleading.”

ANSWER: Defendants deny the allegations in Paragraph 15, except admit that they purport to characterize the MCC and SIC Joint Press Release, dated February 2, 2019 (the “February 2, 2019 Joint Press Release”), and Defendants respectfully refer the Court to the February 2, 2019 Joint Press Release, which is attached as Exhibit B to Plaintiffs’ Motion to Expedite, for its complete and accurate contents.

16.             On the morning of February 6, 2019, just four days later and without meeting with NexPoint’s representatives, MCC and SIC simultaneously announced the fait accompli: that they would not pursue NexPoint’s proposal because it was “in the best interests” of the companies’ stockholders to decline.

9

ANSWER: Defendants deny the allegations in Paragraph 16, except admit that they purport to characterize the MCC and SIC Joint Press Release, dated February 6, 2019 (the “February 6, 2019 Joint Press Release”), and Defendants respectfully refer the Court to the February 6, 2019 Joint Press Release, which is attached as Exhibit C to Plaintiffs’ Motion to Expedite, for its complete and accurate contents.

17.            On February 5, 2019, MCC, SIC and MDLY announced the postponement of their respective special meetings of stockholders to vote on the Proposed Mergers from February 8, 2019, to early March 2019. The special meeting has since been set for March 8, 2019.

ANSWER: Admitted.

18.               In this action, Plaintiffs seek injunctive relief blocking the Proposed Mergers and releasing MCC from the no-shop and termination fee provisions of the governing merger agreement, in order to permit the Company to engage with NexPoint, Origami and any other bidder that steps forward.

ANSWER: The allegations in Paragraph 18 contain legal conclusions and/or Plaintiffs’ characterization of the nature of the allegations and purported claims in the Complaint to which no response is required. To the extent that a response is required, Defendants deny that Plaintiffs are entitled to the relief they seek.

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THE PARTIES

19.            Plaintiff FFCG is an SEC-registered investment advisor located at 35 Mason Street, Greenwich, Connecticut 06830. FrontFour and its affiliates (including FFMF) are the beneficial owners of 1,674,946 shares of MCC common stock, which constitutes 3.1% of the Company’s outstanding shares.

ANSWER: Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 19.

20.            Plaintiff FFMF is an investment fund managed by FFCG. FFMF is the beneficial owner of 1,633,232 shares of MCC common stock, including 1,031 shares held by FFMF in record name.

ANSWER: Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 20.

21.            Defendant MCC is a Delaware corporation with its principal place of business at 280 Park Ave, 6th Floor East, New York, NY 10017. MCC is a non-diversified closed-end investment company that seeks to invest in small- and middle-market companies through privately negotiated debt and equity securities transactions. MCC is externally managed by MCC Advisors LLC (“MCC Advisors”), a majority owned subsidiary of Medley LLC, which is controlled by MDLY, which is in turn controlled by Medley Group LLC, pursuant to an investment management agreement executed on January 14, 2014 (the “MCC Management Agreement”). The Taube Brothers are the majority and controlling owners of Medley Group LLC. MCC is named as a Defendant solely for the purpose of securing Plaintiffs’ requested relief.

11

ANSWER: Defendants admit the allegations in the first two sentences of Paragraph 21. The third and fourth sentences of Paragraph 21 state legal conclusions to which no responses are required. To the extent that responses are required, Defendants admit that the Joint Proxy states that MCC is externally managed by MCC Advisors, a majority owned subsidiary of Medley LLC pursuant to the MCC Management Agreement, that “certain members of Management…control Medley Group LLC,” and that Medley Group LLC is “an entity wholly owned by Management.” Defendants respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The fifth sentence of Paragraph 21 contains legal conclusions and allegations concerning Plaintiffs’ characterization of its action to which no response is required. To the extent that a response is required, Defendants deny the allegations of the fifth sentence of Paragraph 21.

22.            Defendant Brook Taube is the Chief Executive Officer (“CEO”) and Chief Investment Officer (“CIO”) of MCC and the Chairman of the MCC Board. He co-founded MDLY with Seth Taube in 2006. He is conflicted because he serves as Co-CEO of MDLY and as Co-Chairman of the MDLY board of directors (the “MDLY Board”), along with his brother Seth Taube. Brook Taube is also the Managing Partner of MCC Advisors and Senior Portfolio Manager of the private investment funds managed by MDLY since 2007. Brook Taube has served on the board of directors of SIC (the “SIC Board”) since its inception in 2012. He currently serves on the investment committee for SIC Advisors LLC (“SIC Advisors”), the investment adviser to SIC, as well as serves as a Trustee of the Sierra Total Return Fund (“STRF”) and on the investment committee of STRF Advisors LLC, the investment adviser to STRF. Brook Taube is interested in the Proposed Mergers because he controls, with Seth Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock through ownership of MDLY Class B common stock. He will be Chairman and CEO of the combined company and stands to benefit from a lucrative employment package, with a base $600,000 annual salary and $3,200,000 bonus if performance objectives are met.

12

ANSWER: Defendants admit the allegations in the first two sentences of Paragraph 22. Defendants deny the allegations in the third sentence of Paragraph 22, except admit that Brook Taube is Co-CEO of MDLY and Co-Chairman of the MDLY board of directors. Defendants admit the allegations in the fourth, fifth, and sixth sentences of Paragraph 22. Defendants deny the allegations in the seventh and eighth sentences of Paragraph 22, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. Defendants further state that Brook Taube’s positions with the referenced entities are a matter of public record.

23.            Defendant Seth Taube has served on the MCC Board since its inception in January 2011. He is conflicted because he serves as co-CEO of MDLY and as co-Chairman of the MDLY Board, along with his brother Brook Taube. Seth Taube has also served as Chairman of the SIC Board and CEO of SIC since its inception in April 2012 and as a Trustee of STRF since January 2016. He is interested because he holds controls, with Brook Taube, 14.6% of MCC common stock and 97.7% of the voting interests in MDLY common stock. He will be Vice Chairman, Senior Executive Vice President and Senior Managing Director of the combined company and stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

ANSWER: Defendants admit the allegations in the first sentence of Paragraph 23. Defendants deny the allegations in the second sentence of Paragraph 23, except admit that Seth Taube is Co-CEO of MDLY and Co-Chairman of the MDLY board of directors. Defendants deny the remaining allegations in Paragraph 23, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. Defendants further state that Seth Taube’s positions with the referenced entities are a matter of public record.

13

24.          Defendant Jeff Tonkel has been a director of MCC 2014. He is conflicted because he is a Director and the President of MDLY and the President of SIC. He is interested in the Proposed Mergers because he holds 15,000 shares of MCC stock and 6% of the units in Medley LLC, which are exchangeable for shares of MDLY Class A stock. He will serve as President of the combined company and also stands to benefit from a lucrative employment package, with a base $480,000 annual salary and $1,750,000 bonus if performance objectives are met.

ANSWER: Defendants admit the allegations in the first sentence of Paragraph 24. Defendants deny the allegations in the second sentence of Paragraph 24, except admit that Jeff Tonkel is a Director of MDLY and President of SIC. Defendants deny the remaining allegations in Paragraph 24, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. Defendants further state that Jeff Tonkel’s positions with the referenced entities are a matter of public record.

25.          Defendant Arthur S. Ainsberg has been a director of the Board since 2011 and is Chairman of the Nominating and Corporate Governance Committees. For his service as an MCC director, Ainsberg has been paid an aggregate of $1,034,923. He owns only 3,000 shares of MCC stock, which were purchased in 2012.

14

ANSWER: Defendants admit the allegations in the first sentence of Paragraph 25. Defendants deny the allegations in the second sentence of Paragraph 25, except admit that the amount of compensation that Mr. Ainsberg has received for his service as a MCC director is a matter of public record, and respectfully refer the Court to filings made with the SEC. Defendants admit that Mr. Ainsberg owns 3,000 shares of MCC stock, which were purchased in 2012, but otherwise deny the allegations in Paragraph 25.

26.          Defendant Karin Hirtler-Garvey has been a director of the Board since 2011 and is Chairman of the Compensation Committee. For her service as an MCC director, Hirtler-Garvey has been paid an aggregate of $1,158,087. She owns only 3,000 shares of MCC stock, which were purchased shortly after the IPO. She is interested in the Proposed Mergers because she will be appointed a Director of the combined companies, where she will earn at least $200,000 annually.

ANSWER: Defendants admit the allegations in the first sentence of Paragraph 26. Defendants deny the allegations in the second sentence of Paragraph 26, except admit that the amount of compensation that Ms. Hirtler-Garvey has received for her service as a MCC director is a matter of public record, and respectfully refer the Court to filings made with the SEC. Defendants admit that Ms. Hirtler-Garvey owns 3,000 shares of MCC stock, which were purchased shortly after the IPO. Defendants otherwise deny the allegations in Paragraph 26, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy for its complete and accurate contents.

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27.             John E. Mack has been a director of the Board since 2011 and is Chairman of the Audit Committee. For his service as an MCC director, Mack has been paid an aggregate of $1,258,265. He owns only 7,000 shares of MCC stock, which were purchased in 2012. He is interested in the Proposed Mergers because he will be appointed a Director of the combined companies, where he will earn at least $200,000 annually.

ANSWER: Defendants admit the allegations in the first sentence of Paragraph 27. Defendants deny the allegations in the second sentence of Paragraph 27, except admit that the amount of compensation that Mr. Mack has received for his service as a MCC director is a matter of public record, and respectfully refer the Court to filings made with the SEC. Defendants otherwise deny the allegations in Paragraph 27, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy for its complete and accurate contents.

28.          Defendants Mark Lerdal has been a director of the Board since 2017. For his two years of service as an MCC director, Lerdal has been paid $288,702. He does not own any shares of MCC stock.

ANSWER: Defendants admit the allegations in the first and third sentences of Paragraph 28. Defendants otherwise deny the allegations in Paragraph 28, except admit that the amount of compensation that Mr. Lerdal has received for his service as a MCC director is a matter of public record, and respectfully refer the Court to filings made with the SEC.

29.          Defendant MDLY is a publicly traded asset management firm run by its co-CEOs, Defendants Brook and Seth Taube, and is the parent of several registered investment advisors (collectively, “Medley”). On September 24, 2014, MDLY completed its public offering and listed its shares on the NYSE. MDLY is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. Ultimately, MDLY manages over $4.8 billion in assets, including those owned by MCC and SIC.

16

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 29, except admit that MDLY is a publicly traded asset management firm and Brook and Seth Taube are its co-CEOs. Defendants deny the allegations in the second sentence of Paragraph 29, except admit that MDLY completed its public offering of shares on September 29, 2014. The third sentence of Paragraph 29 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants admit that the Joint Proxy states that MDLY is “a publicly traded asset management firm, which is controlled by Medley Group LLC, an entity wholly owned by Management,” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. Defendants otherwise admit the allegations in Paragraph 29.

30.          Defendant SIC is a non-traded BDC. SIC was launched by MDLY in April 2012 as its first public non-traded permanent capital vehicle and is externally managed by SIC Advisors LLC, an affiliate of MDLY. SIC is an affiliate of MCC, as MDLY controls (either directly or indirectly) the investment managers of both SIC and MCC. SIC is named as a party to the Complaint to the extent necessary for the granting of injunctive relief.

ANSWER: Defendants admit the allegations in the first two sentences of Paragraph 30. The third sentence of Paragraph 30 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants admit that the Joint Proxy states that: (i) “SIC Advisors is a majority owned subsidiary of Medley LLC, which is controlled by Medley Management Inc.”; and (ii) “MCC Advisors is a majority owned subsidiary of Medley LLC, which is controlled by Medley Management Inc.,” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. The fourth sentence of Paragraph 30 contains legal conclusions and allegations concerning Plaintiffs’ characterization of its action to which no response is required. To the extent a response is required, Defendants deny the allegations in the fourth sentence of Paragraph 30.

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31.          Defendant Medley Group LLC (“Medley Group”) is a Delaware limited liability corporation collectively owned by the Taube Brothers, Tonkel, Richard T. Allorto, Jr., John D. Fredericks, Samuel Anderson, and Christopher Taube. Medley Group holds more than 97% of the voting power of MDLY through its ownership of 100% of MDLY’s Class B common stock. Through its control of MDLY, Medley Group ultimately controls Medley LLC, MCC, SIC, MCC Advisors LLC, SIC Advisors LLC, and various other investment advisers and other entities under the MDLY umbrella.

ANSWER: Paragraph 31 states legal conclusions to which no response is required. To the extent that a response is required, Defendants admit that the Joint Proxy states that Medley Group LLC is “an entity wholly owned by Management that “holds all 100 issued and outstanding shares of MDLY Class B Common Stock,” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. Defendants otherwise deny the allegations in Paragraph 31.

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32.         Defendant Medley LLC is a Delaware limited liability corporation. MDLY, which is controlled by Medley Group, is the sole managing member of Medley LLC and owns 100% of its voting units. The Taube Brothers are the Co-Chief Executive Officers of Medley LLC; Tonkel, Allorto and Fredricks serve, respectively, as the President, Chief Financial Officer and General Counsel of Medley LLC. Medley LLC owns and controls the investment advisers affiliated with MDLY, including MCC Advisors and SIC Advisors.

ANSWER: Defendants admit the allegations in the first and third sentences of Paragraph 32. The second and fourth sentences of Paragraph 32 state legal conclusions to which no response is required. To the extent that a response is required, Defendants admit that the Joint Proxy states that MDLY is “a publicly traded asset management firm, which is controlled by Medley Group LLC, an entity wholly owned by Management,” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents. Defendants otherwise deny the allegations in Paragraph 32.

33.             Defendant MCC Advisors is a Delaware limited liability corporation. MCC Advisors is a wholly controlled and majority-owned subsidiary of MDLY. MCC Advisors serves as the investment manager to MCC. The Taube Brothers, Tonkel and Allorto, serve as Managing Partners of MCC Advisors; Brook Taube also serves as MCC’s Senior Portfolio Manager.

ANSWER: Defendants admit the allegations of the first, third, and fourth sentences of Paragraph 33. The second sentence of Paragraph 33 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants admit that the Joint Proxy states that “MCC is externally managed and advised by its investment adviser, MCC Advisors, pursuant to the MCC Investment Management Agreement,” and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

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34.          MDLY’s most recent Form 10-K, which was filed with the SEC on March 29, 2018, presents the MDLY management structure, including MCC Advisors, as follows:

ANSWER: Defendants deny the allegations in Paragraph 34, except admit that they purport to characterize the contents of MDLY’s Form 10-K filed with the Securities and Exchange Commission on March 29, 2018, and respectfully refer the Court to MDLY’s Form 10-K, which is publicly available, for its complete and accurate contents.

FACTUAL ALLEGATIONS

A. The Taube Brothers Destroy Massive Value at MCC.

35.         Since its IPO on January 19, 2011, MCC has been under the constant stewardship of MCC Advisors, which in turn has been controlled by the Taube Brothers.

ANSWER: Defendants deny the allegations in Paragraph 35, except admit that the MCC Management Agreement with MCC Advisors was first executed on January 11, 2011 and the allegations otherwise purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

36.         Pursuant to the MCC Management Agreement, MCC Advisors controls all relevant aspects of MCC’s investment-based business. MCC pays MCC Advisors fees for its investment advisory and management services, consisting of a base management fee and a two-part incentive fee.

20

ANSWER: Defendants deny the allegations in Paragraph 36, except admit that they purport to characterize the MCC Management Agreement and the MCC Administration Agreement, and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

37.          According to the Form 10-K filed by MCC for the year ended September 30, 2018, which was filed December 14, 2018 (“2018 MCC Form 10- K”), MCC has paid $51.3 million to MCC Advisors for the past three fiscal years. Along with the MCC Management Agreement, MCC entered into a separate administration agreement with MCC Advisors (the “MCC Administration Agreement”) – itself worth significant fees to Medley – ensuring that MCC Advisors controls virtually every aspect of MCC’s operations. Both the MCC Management Agreement and MCC Administration Agreement must be approved annually and may be terminated by either party upon 60 days’ written notice without penalty.

ANSWER: Defendants deny the allegations in Paragraph 37, except admit that they purport to characterize the 2018 MCC Form 10-K, the MCC Management Agreement, and the MCC Administration Agreement, and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

38.               In addition to rewarding the Taube Brothers, the Form 10-K filed by MDLY for the year ended December 31, 2017 (the “2017 MDLY Form 10-K”) discloses that a third Taube brother, Christopher, serves as MDLY’s Senior Managing Director, Head of Institutional Fund Raising. Christopher Taube received total compensation valued at $1.2 million in 2017.

ANSWER: Defendants deny the allegations in Paragraph 38, except admit that they purport to characterize the 2017 MDLY Form 10-K and respectfully refer the Court the 2017 MDLY Form 10-K, which is publicly available, for its complete and accurate contents.

21

39.         The rich compensation paid to MCC Advisors and members of the Taube family has not resulted in strong market returns for MCC stockholders. Between its IPO and the Announcement Date, MCC’s stock plummeted by approximately 72%, during a period of sustained stock market and sector share price increases. MCC’s cumulative return during that period was -34%, while the return of the S&P 500 Index was +161%. MCC’s performance was equally dismal compared to peers and cannot be blamed on any trouble within the BDC sector. As the following chart shows, the S&P BDC Index has had a positive 57% return since the date of MCC’s IPO:

ANSWER: Defendants deny the allegations in Paragraph 39, except admit that MCC’s historical stock price, and price movements, including its stock price and/or stock price movements between its IPO and the Announcement Date, are matters of public record.

40.         This poor performance is not surprising, because by every industry measure the fund has been in a steady decline:

ANSWER: Defendants deny the allegations in Paragraph 40, except admit that MCC’s historical stock price, price movements, and financial data, are matters of public record.

41.         The deterioration in MCC’s net investment income (“NII”) and dividend are particularly dramatic. NII, a measure of the income received from investment assets (bonds, stocks, funds, loans and other investments), minus equivalent investment expenses, is a key metric in measuring BDC performance and serves as a proxy for a BDC’s earning power. Since 2014, NII has plunged by 85% (from $1.58 to $0.23 per share), and the dividend has fallen by 65% (from $1.48 to $0.52 per share). Moreover, because dividends have exceeded NII, MCC has operated with an unsustainable shortfall since 2016.

22

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 41. Defendants deny the remaining allegations in Paragraph 41, except admit that MCC’s historical stock price, NII, and dividends are matters of public record.

42.           As of the Announcement Date, MCC had the largest discount to NAV (53%) of any BDC, and the lowest annual return (-38.6%). Nothing has improved in the past few months, and as of year-end, MCC has continued to languish at a 55% discount to NAV— the single largest NAV discount among the 46 BDCs covered by Raymond James’ investment banking group in their “BDC Weekly Insight” report (published January 3, 2019) and nearly 3x the BDC average discount of 19%. Industry.

ANSWER: Defendants deny the allegations in Paragraph 42, except admit that MCC’s historical stock price and NAV are matters of public record.

43.          Despite MCC Advisors’ abysmal performance and fact that the MCC Management and Administration Agreements could be terminated without penalty, the MCC Board has routinely extended both agreements for an additional year, most recently on November 29, 2018.

ANSWER: Defendants deny the allegations in Paragraph 43, except admit that on November 29, 2018, the MCC Board approved the renewal of each of the MCC Management Agreement and the MCC Administration Agreement for one-year terms.

44.          The extensions alone raise questions concerning the independent directors of the MCC Board’s competence and engagement. Since 2011, none of the currently serving independent directors have ever elected to receive MCC stock in lieu of cash compensation, and none of the independent directors have acquired shares in the Company since 2012. This indicates a serious misalignment between the interests of MCC’s independent directors and its stockholders.

23

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 44. Defendants deny the remaining allegations in Paragraph 44, except admit that none of the independent directors has elected to receive MCC stock in lieu of cash and none has acquired shares in MCC since 2012.

45.           The misalignments are also reflected in the independent directors’ pay. For the fiscal year ended September 30, 2017, MCC compensated its independent directors in amounts ranging from $148,000 to $165,000. MCC’s director compensation is unjustified in comparison to BDC peers, many of which pay in the same range – or less – despite having substantially more assets under management and positive returns:

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 45. Defendants deny the remaining allegations in Paragraph 45, except admit that they purport to characterize data contained in documents produced in the 220 Production and SEC filings, and Defendants respectfully refer the Court to those documents, which are incorporated by reference to the Complaint, for their complete and accurate contents.

B. MDLY Considers a Sale but Fails to Generate Interest in its Management Services

46.           After years of destroying MCC’s share price and market reputation, MDLY began looking for a profitable escape route. In May 2017, certain senior members of MCC Advisors, including the Taube Brothers, Jeff Tonkel, and Christopher Taube (collectively, “Medley Management”), began shopping MDLY and MCC Advisors to potential bidders. Although they retained UBS and Credit Suisse to conduct outreach, the process ultimately failed. No bids progressed beyond the initial indication of interest stage.

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ANSWER: Defendants deny the allegations in the first sentence of Paragraph 46. Defendants deny the remaining allegations in Paragraph 46, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

47.        In October 2017, MDLY retained the services of Goldman Sachs & Co. LLC (“Goldman”) and Broadhaven Capital Partners (“Broadhaven”) to restart the process and reach out to potential bidders. At MDLY’s direction, Goldman and Broadhaven invited thirty-eight potential strategic partners or buyers to participate in the preliminary round of a two-round sale process.

ANSWER: Defendants deny the allegations in Paragraph 47, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

48.             Although the process had started in May 2017, the MCC Board had no involvement in the process run by Goldman and Broadhaven. A strategic transaction was not an agenda item at MCC Board meetings held in May, August or December 2017, although the Taube Brothers and Tonkel sat on the MCC Board and had to know any strategic transaction would have a substantial impact on MCC stockholders.

ANSWER: Defendants deny the allegations in Paragraph 48, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

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49.         Despite the broad outreach by Goldman and Broadhaven, MDLY only received three “viable” first-round, nonbinding indications of interest. Only one bidder (“Party X”) made a second-round proposal. From January 12, 2018 through January 24, 2018, MDLY and Party X engaged in negotiations, which resulted in the exchange of numerous proposals and counter-proposals.

ANSWER: Defendants deny the allegations in Paragraph 49, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

50.         Based upon these negotiations, on January 26, 2018, the MCC Board established the MCC Special Committee, consisting of Ainsberg, Hirtler-Garvey, Mack and Lerdal, with Ainsberg serving as chair, to consider and evaluate the impact on MCC of a sale of MDLY to a third party that would result in the assignment of the MCC Management Agreement.

ANSWER: Defendants deny the allegations in Paragraph 50, except admit that the MCC Board established the MCC Special Committee on January 26, 2018 and that the remaining allegations in Paragraph 50 purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

51.         The MCC Board approved compensation for the MCC Special Committee, with each member to receive a $25,000 retainer upon the committee’s formation and a monthly stipend of $15,000 for the chair and $10,000 per month for all other members.

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ANSWER: Defendants deny the allegations in Paragraph 51, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

52.          Although the MCC Special Committee was formed on January 26, 2018, documents produced in the 220 Production indicate that it did not hold any meetings; did not retain any advisors in connection with the transaction proposed by Party X, and did not engage in substantive discussions via email with the Taube Brothers or other members of MDLY Management about a strategic transaction until after June 19, 2018.

ANSWER: Defendants deny the allegations in Paragraph 52, except admit that they purport to characterize documents produced in the 220 Production. Defendants respectfully refer the Court to the documents produced in the 220 Production, which are incorporated by reference, for their complete and accurate contents.

53.          According to its February 11, 2019 press release, Origami reached out to MCC several times in the spring of 2018 and sent the Origami IOI on April 4, 2018, but it “received no response.”

ANSWER: Defendants deny the allegations in Paragraph 53, except admit that they purport to characterize the contents of Origami’s February 11, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

54.         The terms of the IOI are not known, because it was not included in the 220 Production, although Section 1(c) of the 220 Stipulation required production of all IOIs sent “between and including May 1, 2017 and August 9, 2018, relating to the Proposed Mergers or any Alternative Transaction.” This raises the additional concern that MCC or MCC Advisors received other IOIs that were withheld from production.

27

ANSWER: Defendants deny the allegations in Paragraph 54, except admit that they purport to characterize the agreed scope of production under the 220 Stipulation and the contents of the documents produced thereunder, and respectfully refer the Court to the referenced 220 Stipulation and 220 Production, which are incorporated by reference, for their complete and accurate contents.

55.          Section 1(a) of the 220 Stipulation also requires MCC to produce “All Board Materials created, sent or modified between and including May 1, 2017 and August 9, 2018 relating to . . . any Alternative Transaction.” The 220 Production contains no Board Materials, as defined in the 220 Stipulation, referencing the Origami IOI, although the MCC Special Committee should have considered those proposals and was receiving monthly pay to do so. There are only two possible explanations: either the Taube Brothers, Tonkel and other members of Medley Management breached their fiduciary duties by withholding the Origami IOI from the MCC Special Committee, or the MCC Special Committee breached its fiduciary duty by ignoring it.

ANSWER: Defendants deny the allegations in Paragraph 55, except admit that they purport to characterize the agreed scope of production under the 220 Stipulation and the contents of the documents produced thereunder, and respectfully refer the Court to the referenced 220 Stipulation and 220 Production, which are incorporated by reference, for their complete and accurate contents.

56.             Despite the lack of any visible work, the MCC Special Committee was paid at least a total of $280,000 between January and June 2018.

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ANSWER: Defendants deny the allegations in Paragraph 56, except admit that they purport to characterize the compensation of the MCC Special Committee as set forth in the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

57.            At that time the Taube Brothers were under immense financial pressure, as MCC’s poor performance had drastically reduced MCC Advisors’ and therefore MDLY’s revenues. Each quarter, base management fees paid to MCC Advisors had decreased due to the decline in MCC’s portfolio, falling from $19.5 million to $17.8 million from 2016 to 2017. The incentive fee had precipitously fallen from $8.0 million to $0.9 million in the same period, and MCC Advisors was not on target to receive any incentive fees from MCC in 2018. Faced with a growing deficit and the need to pay a dividend to MCC stockholders, on May 4, 2018, MCC Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018.

ANSWER: Defendants deny the allegations in Paragraph 57, except admit that they purport to characterize data and other contents set forth in the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

58.            The Taube Brothers were also under increasing pressure due to the terms of a joint venture agreement entered into on June 3, 2016, between Medley LLC and affiliates of Fortress Credit Advisors, LLC (“Fortress” and “Fortress Agreement”), by which Fortress had provided the majority of funding for Medley Seed’s purchase of MCC common stock. The terms of the Fortress Agreement require Medley LLC to pay to Fortress “an 8% preferred distribution, 15% of the Joint Venture’s profits, and up to 8% of the net advisory revenues from one of Medley LLC’s subsidiaries.” By May 2018, Medley LLC was at risk of default under the Fortress Agreement due to MCC’s weakening state and non-sustainable payment of dividends. The 220 Production suggests that the Fortress Agreement was a deterrent to potential acquirers. (MCC220_9554.)

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ANSWER: Defendants deny the allegations in Paragraph 58, except admit that they purport to characterize the contents of the Joint Proxy and documents produced in the 220 Production, and respectfully refer the Court to the Joint Proxy, which is publicly available, and the referenced documents for their complete and accurate contents. Defendants further refer the Court to the Schedule 14A filed with the SEC by MCC on February 5, 2019, which contains additional disclosures concerning Fortress.

59.            MDLY apparently recognized that bidders saw little value in MDLY itself, particularly with the Taube Brothers at the helm. On May 15, 2018, Brook Taube emailed two MDLY employees regarding

(MCC220_011525.)

ANSWER: Defendants deny the allegations in Paragraph 59, except admit that they purport to characterize a document produced in the 220 Production. Defendants respectfully refer the Court to the referenced document for its complete and accurate contents.

60.            Ultimately, Party X was interested only in an asset purchase – an unappealing structure for MDLY because it would cut off its lucrative management fees. In June 2018, MDLY broke off engagement with Party X and all other potential counterparties because it was unable to find any viable indication of interest “that was worth pursuing.”

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ANSWER: Defendants deny the allegations in Paragraph 60, except admit that they purport to characterize a document produced in the 220 Production. Defendants respectfully refer the Court to the referenced document for its complete and accurate contents.

61.             The MDLY sales process reflected that the real value existed at MCC and SIC. But, under the current structure, the Taube Brothers could not appropriate the value of those businesses for themselves.

ANSWER: Defendants deny the allegations in Paragraph 61.

C. The MCC Special Committee Serves as Window Dressing to Approve the Proposed Mergers.

62.             The MDLY Board decided to turn its attention to a more lucrative option than any asset purchase by a third party could be: rolling up SIC and MCC with MDLY. Through this structure, MDLY Management could “triple dip” by (i) cashing out their interests in MDLY at a higher price than any third party would pay, (ii) keeping their fee stream alive in the form of newly negotiated employment agreements, and (iii) receiving disproportionate consideration for their increased equity in any subsequent sale of the Combined Company.

ANSWER: Defendants deny the allegations in Paragraph 62.

63.             On June 19, 2018, the MCC Board expanded the MCC Special Committee’s mandate to evaluate the Proposed Mergers’ impact to the MCC stockholders. The MCC Special Committee had the authority to, among other things, evaluate the terms and conditions of the Proposed Mergers or any alternative thereto and determine whether the Proposed Mergers and any alternative thereto were “advisable and [fair] to, and in the best interests of [MCC] and its stockholders.”

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ANSWER: Defendants deny the allegations in Paragraph 63, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

64.            For multiple reasons, the Special Committee process came nowhere close to cleansing the conflict-plagued process.

ANSWER: Defendants deny the allegations in Paragraph 64.

65.            First, the Special Committee became involved far too late. During MDLY’s outreach to potential bidders in 2017 and early 2018, the MCC Special Committee did nothing except collect its monthly fee. The MCC Special Committee’s absence early in the process had a critical impact. For example, the confidentiality agreements that MDLY executed with twenty-four potential strategic acquirers during its sales process included standstill provisions preventing the signatories from making bids for MCC, absent MDLY’s consent. Thus, MDLY and its management team effectively blocked a wide range of potential bidders for MCC from making bids without first securing MDLY’s blessing.

ANSWER: Defendants deny the allegations in Paragraph 65.

66.            Second, once the MCC Special Committee’s mandate expanded, MDLY Management inserted itself in every stage of the deliberations. For example, “at the direction of MDLY,” representatives of Goldman, advisor to the MDLY Board and highly incentivized to monetize MDLY, were present in the July 11, 2018 meeting of the MCC Special Committee. During that meeting, the MCC Special Committee reviewed the Proposed Mergers and the challenges MCC would face as a standalone entity. Documents in the 220 Production indicate that Goldman prepared work product that MDLY Management apparently surreptitiously re-styled as its own (“we are converting the MCC and SIC presentations to your letterhead overnight”) and fed to the MCC Special Committee. (See MCC220_010427-42, MCC220_010449-51; MCC220_10457-59.)

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ANSWER: Defendants deny the allegations Paragraph 66, except admit that they purport to characterize the contents of certain documents produced in the 220 Production, and respectfully refer the Court to the referenced documents, which are incorporated by reference into the Complaint, for their complete and accurate contents.

67.             Brook Taube’s emails show that this only concern was closing the deal he wanted, without regard to the deal’s fairness, and that he had no hesitation about bullying the MCC Special Committee, or concern that they could not be bullied. For example, on July 27, 2018, he emailed Goldman, Seth Taube and Tonkel about price terms for MCC:                                                                                                                                                                                                                                                                                                                                                     (MCC220_011827, emphasis added.) On July 31, 2018, Brook Taube emailed Tonkel,                                                                                                                                                                                                                                                                          (MCC220_011831, emphasis added.)

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 67. Defendants deny the remaining allegations in Paragraph 67, except admit that they purport to characterize the contents of certain documents produced in the 220 Production, and respectfully refer the Court to the referenced documents, which are incorporated by reference into the Complaint, for their complete and accurate contents.

68.            Third, the MCC Special Committee only retained its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) on June 29, 2018, approximately forty days before the Announcement Date. This was far too late for the MCC Special Committee to have played an adequate role in managing the process or evaluating earlier proposals that may not have attracted the Taube Brothers, but may well have offered greater value to MCC.

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ANSWER: Defendants deny the allegations in the first sentence of Paragraph 68, except admit that the MCC Special Committee entered into an engagement letter with Sandler O’Neill, dated June 29, 2018. Defendants deny the allegations in the second sentence of Paragraph 68.

69.            Fourth, after MDLY suggested a three-way combination, the MCC Special Committee appears to have focused on that transaction exclusively. It did not seriously explore alternatives, including an asset sale to Party X, a combination with an unaffiliated BDC or any number of other options. The MCC Special Committee could have negotiated for a waiver of the NDA provisions prohibiting outreach to MCC that MDLY had required bidders to agree upon during its failed sales processes. The MCC Special Committee could have explored terminating MCC Advisors’ investment management agreement and engaging an unaffiliated fund manager. The MCC Special Committee could have engaged in direct negotiations with Origami and the two parties who submitted IOIs to MDLY on June 22, 2018 (“Party A”) and July 30, 2018 (“Party B”), or, at a minimum, reviewed those IOIs to gain an understanding of MDLY’s value proposition. Had they done so, the MCC Special Committee would have learned that Party A was prepared to offer MDLY a 47% premium and Party B a 39% premium, nothing near the 100% MDLY negotiated for itself in the Proposed Mergers. Nothing in the 220 Production indicates that the MCC Special Committee considered any of these options.

ANSWER: Defendants deny the allegations Paragraph 69, except admit that a portion of the allegations purport to characterize the contents of documents produced in the 220 Production, and respectfully refer the Court to those documents for their complete and accurate contents.

70.            Fifth, the Proxy indicates that MCC Special Committee and Sandler O’Neill took the forecasts of MDLY provided by MDLY Management (the “MDLY Projections”) at face value, even though they were prepared by a conflicted management team, do not appear to have been prepared in the regular course of business and are manifestly unreasonable.

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ANSWER: Defendants deny the allegations in Paragraph 70, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

71.            Though MDLY’s revenue and EBITDA decreased by 17% and 31%, respectively, between 2016 and 2018, the MDLY Projections forecast revenue and EBITDA increasing by 67% and 106%, respectively, over the next three years.

ANSWER: Defendants deny the allegations in Paragraph 71, except admit that they purport to characterize the contents of Schedule 13E-3 filed by MDLY, dated November 7, 2018, and the Barclays’ Presentation, dated August 9, 2018. Defendants respectfully refer the Court to Schedule 13E-3, which is publicly available, and the Barclays’ Presentation, which is incorporated by reference, for their complete and accurate contents.

72.            The notion that the Taube Brothers and MDLY’s management team could attract hundreds of millions of dollars of additional investments to support a projected increase of management fees to $40 million in four years, is laughable. They were terrible money managers. The data collected by Sandler O’Neill shows MCC – denominated as “Montauk” – at the bottom of its class of 42 BDCs, having both the poorest market cap to NAV ratio (0.53), and poorest total return for the past 3 month (-19.8%) and 1 year periods and (-38.6%).

ANSWER: Defendants deny the allegations in the first and second sentences of Paragraph 72. Defendants deny the allegations in the third sentence of Paragraph 72, except admit that they purport to characterize documents MCC220_000547-MCC220_000574 produced in the 220 Production, and respectfully refer the Court to the referenced documents, which are incorporated by reference, for their complete and accurate contents.

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73.            Nothing in the 220 Production suggests that the MCC Special Committee performed diligence on the MDLY projections. They clearly should have. The Taube Brothers’ emails demonstrate that

                                   In their effort to persuade Party X that their rosy projections were sound, the Taube Brothers and MDLY Management prepared and emailed a “Management Fee Review” to Party X. The presentation states,

(See MCC220_010365-MCC220_10370.)

ANSWER: Defendants deny the allegations in Paragraph 73, except admit that they purport to characterize documents produced in the 220 Production, and respectfully refer the Court to those documents, which are incorporated by reference, for their complete and accurate contents.

74.            Based upon MDLY’s SEC filings, it appears that neither opportunity closed and the Managment Fee Review mentions

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ANSWER: Defendants deny the allegations in Paragraph 74, except admit that the referenced potential transactions did not close and that the remaining allegations purport to characterize MDLY’s SEC filings and documents produced in the 220 Production. Defendants respectfully refer the Court to the referenced filings and documents for their complete and accurate contents.

75.            Party X appears to have kicked the tires and discounted the projections. The MCC Special Committee and its advisors accepted what the Taube Brothers fed them at face value.

ANSWER: Defendants deny the allegations in Paragraph 75.

76.            Sixth, the MCC Special Committee spent almost no time considering the impact of chaining MCC stockholders to MDLY Management, although that structure was supposedly a key part of the value proposition. Upon closing of the Proposed Mergers, the Taube Brothers and Tonkel are to receive lucrative contracts providing for $1,960,000 base salary and up to $6,700,000 in bonus compensation, with brother Christopher to receive a $360,000 base salary and up to $1,650,000 bonus compensation. This increased compensation will overwhelm the “synergies” of the Proposed Mergers and contributed to Barclays conclusion that “net synergies” arising from the Proposed Mergers would be negative. The MCC Special Committee apparently did not participate at all in the negotiation of the combined entity’s management or employment contracts. This was and is unacceptable. If the Proposed Mergers proceed, MCC stockholders will receive SIC shares and will effectively pay munificent compensation to the same people who destroyed MCC’s value in the first place.

ANSWER: Defendants deny the allegations in Paragraph 76, except admit that portions of the allegations purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

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77.             The MCC Special Committee apparently only reviewed management compensation at the combined entity on August 8, 2018, one day before approving the Proposed Mergers, and had no say on pay. The MCC Special Committee apparently never considered, or cared, that MDLY Managements’ continued employment and entrenchment, given their deplorable track record with MCC, would likely push down the trading price of the combined entity and further deprive MCC stockholders of substantial value.

ANSWER: Defendants deny the allegations in Paragraph 77.

D.   MDLY Pushes Through a Conflicted Transaction That Substantially Devalues MCC Without Resistance from the MCC Special Committee

78.             On August 9, 2018, Sandler O’Neill presented its opinion that the MCC Merger Consideration was fair to MCC stockholders from a financial point of view (the “Fairness Opinion”). The Fairness Opinion focused exclusively on the purported value of the MCC Merger Consideration (the right to receive $0.8050 of SIC stock per share) and said nothing about whether (i) the Proposed Mergers contemplated payment of an unjustified premium to MDLY, (ii) the cash component of the merger consideration earmarked for MDLY holders was fair given MCC holders’ anticipated receipt of SIC stock or (iii) the rich compensation to MDLY management would have a disproportionate impact on the pro forma company. Nor did the Fairness Opinion address whether termination of the various agreements with MDLY or some other option was superior. Sandler O’Neill also failed to evaluate the trading value of SIC common stock or the likely trading value of pro forma company stock.

ANSWER: Defendants deny the allegations in Paragraph 78, except admit that they purport to characterize the contents of Sandler O’Neill’s Fairness Opinion, and respectfully refer the Court to the Fairness Opinion, which is publicly available and set forth in the Joint Proxy, for its complete and accurate contents.

79.           Although the Fairness Opinion is replete with the negative story of “Montauk”, it never questions the conflicted upside of the Proposed Mergers to “Huntington” aka MDLY, the party responsible for “Montauk’s” disastrous performance. (MCC220_000554-MCC220_000555.)

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ANSWER: Defendants deny the allegations in Paragraph 79, except admit that they purport to characterize both the Fairness Opinion and documents produced in the 220 Production. Defendants respectfully refer the Court to those documents, which are incorporated by reference, for their complete and accurate contents.

80.            After receiving the Fairness Opinion, the MCC Special Committee recommended that the MCC Board approve the Proposed Mergers, which it did.

ANSWER: Defendants admit that the MCC Special Committee received the Fairness Opinion prior to the time that the MCC Special Committee recommended to the MCC Board that the Board approve the Proposed Mergers.

E. Having Never Shopped MCC, the MCC Board Binds MCC to an Onerous No Solicitation Clause

81.            The deal documents, including the Agreement and Plan of Merger between MCC and SIC dated as of August 8, 2018 (“MCC Merger Agreement”), were attached to the Proxy.

ANSWER: Admitted.

82.            Section 7.10 of the MCC Merger Agreement controls whether and when the MCC Board may engage with parties submitting “Competing Proposals” and “Superior Proposals.”

ANSWER: Defendants deny the allegations in Paragraph 82, except admit that they purport to characterize the terms of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

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83.            Section 1.1 of the MCC Merger Agreement defines “Competing Proposal” and “Superior Proposal” as:

“Competing Proposal” means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MCC or SIC, as applicable, or (ii) any one or more assets or businesses of MCC or its Subsidiaries or SIC or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its Subsidiaries, taken as a whole, or SIC and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or SIC, in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement.

“Superior Proposal” means any bona fide written Competing Proposal made by a Third Party that the MCC Board or the SIC Board, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the MCC Board or SIC Board, as applicable, considers to be appropriate, is more favorable to MCC’s stockholders or SIC’s stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by SIC to MCC in writing in response to such Competing Proposal made to MCC or by MCC to SIC in writing in response to such Competing Proposal made to SIC under the provisions of Section 7.10(f); provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%).

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ANSWER: Defendants admit that Paragraph 83 accurately quotes portions of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

84.            Section 7.10(d) provides that the Board may contact the Third Party to “clarify any ambiguous terms” of a Completing Proposal or “engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates,” but only “if the MCC Board or SIC Board, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MCC or SIC, as applicable, under Applicable Law.” (emphasis added).

ANSWER: Defendants admit that Paragraph 84 accurately quotes portions of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

85.            Section 7.10(e) of the Merger Agreement provides that the MCC Board may not make an “Adverse Recommendation Change” or enter into any agreement (other than a confidentiality agreement) with a Third Party unless, having determined that a Competing Proposal is a Superior Proposal: the board of directors effecting the Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MCC Board.

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ANSWER: Defendants admit that Paragraph 85 accurately quotes portions of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

86.            Section 9.4 of the MCC Merger Agreement provides for a $6 million “Termination Fee,” which MCC must pay if either party terminates the MCC Merger Agreement after the MCC Board effects an “Adverse Recommendation Change,” or if MCC terminates the MCC Merger Agreement to enter into a definitive agreement contemplated by a Superior Proposal.

ANSWER: Defendants deny the allegations in Paragraph 86, except admit that they purport to characterize the terms of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

87.            In an effort to avoid being deemed an unlawful penalty, Section 9.4(d) states that the Termination fee is “liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.”

ANSWER: Defendants deny the allegations in Paragraph 87, except admit that they purport to characterize the terms of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

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88.            Section 9.1(c) provides that the Merger Agreement will terminate on March 31, 2019, if the Proposed Merger with SIC has not been consummated by that date.

ANSWER: Defendants deny the allegations in Paragraph 88, except admit that they purport to characterize the terms of the MCC Merger Agreement, and respectfully refer the Court to the MCC Merger Agreement, which is publicly available, for its complete and accurate contents.

89.            The Proxy concedes that the No Solicitation and Termination Fee provisions are a “potentially negative” factor:

[T]he fact that the MCC Merger Agreement precludes MCC from actively soliciting competing proposals and MCC may not terminate the MCC Merger Agreement to accept a competing proposal from a third party unless the MCC Board (or the MCC Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MCC would be required to pay the termination fee.

But the Proxy omits any reference to the reality that the MCC Special Committee failed to test the waters and therefore had no basis to conclude that the definitions of “Competing Proposal” and “Superior Proposal” were adequate. In fact, those definitions ruled out obvious alternatives the MCC Special Committee should have known about.

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ANSWER: Defendants deny the allegations in Paragraph 89, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

F. The Proposed Mergers Undervalue the Company and Overvalue MDLY

90.            The Proposed Mergers significantly undervalue the Company and will handsomely reward MDLY. The deal implies a transaction price (based on MCC’s pre-announcement stock price) to MCC’s September 30, 2018 NAV multiple of 0.55x. This valuation falls well below the valuation range for externally managed BDCs derived by Broadhaven. Using both precedent transactions and comparable public companies, Broadhaven derived an average valuation range of 0.76x and 0.92x, respectively: 38% – 69% above the MCC valuation implied by the merger consideration.

ANSWER: Defendants deny the allegations in the first and third sentences of Paragraph 90. Defendants deny the remaining allegations in Paragraph 90, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

91.            Further underscoring this valuation discrepancy, using precedent transactions, Sandler O’Neill derived mean and median transaction price/NAV multiples of 0.79x and 0.86x, respectively.

ANSWER: Defendants deny the allegations in Paragraph 91, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

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92.            By accepting a below-market valuation of 0.55x for MCC shares, an excessive amount of deal consideration offered by SIC is earmarked for holders of MDLY, the entity controlled by MDLY Management. In addition, MDLY holders will receive approximately 64% of the deal consideration in cash, while MCC holders will receive only SIC stock. If the individuals controlling MDLY were truly aligned with stockholders of MCC, they would have pushed for SIC to pay closer to 0.8x to 1.0x NAV for MCC’s assets while making an offer with a considerable cash component. As currently structured, the proposed transaction leaves MCC stockholders with the prospect of holding only SIC stock, without the certainty of cash consideration that MDLY holders will receive.

ANSWER: Defendants deny the allegations in Paragraph 92, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

93.            By contrast, MDLY holders will receive a 100% premium, despite the fact that no bidders were willing to pay anywhere close to that during a Goldman-run auction process. In fact, the Offers from Party A and Party B made close in time to the Announcement Date implied far lower premiums (47% and 39% respectively).

ANSWER: Defendants deny the allegations in Paragraph 93, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

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94.            Relying on multiples derived from precedent transactions, the Proxy indicates that Goldman Sachs valued MDLY at only $1.43 to $2.70 based on MDLY’s EV/LTM EBITDA as of June 30, 2018 – well below the $3.44 cash component of the MDLY Merger Consideration, and even further below the alleged aggregate $6.80 MDLY Merger Consideration.

ANSWER: Defendants deny the allegations in Paragraph 94, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

G. Management Resists FrontFour’s Attempts to Engage; Stockholder Opposition Emerges

95.            Between the Announcement Date and the public disclosure of the NexPoint proposal, MCC’s share price fell approximately 4%, while MDLY’s price surged 43%.

ANSWER: Defendants deny the allegations in Paragraph 95, except admit that MCC’s and MDLY’s historical stock prices, and price movements, including their stock prices and/or stock price movements since the Announcement Date, are matters of public record.

96.            FrontFour, one of MCC’s largest non-affiliated stockholders, repeatedly attempted to communicate its concerns privately, beginning with extensive efforts at outreach to Sam Anderson, Senior Managing Director and Head of Capital Markets at Medley. After realizing that Mr. Anderson would not provide any substantive information, FrontFour attempted to engage directly with the MCC Special Committee.

ANSWER: Defendants deny the allegations in Paragraph 96, except admit that representatives of FrontFour have requested an in-person meeting with the MCC Special Committee.

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97.            MCC CEO Brook Taube and others in management intervened and prevented FrontFour from having a prompt and direct discussion with the MCC Special Committee by, among other things, refusing to schedule an in-person meeting, delaying for weeks before even scheduling a call, and insisting that management participate despite clear conflicts of interest. When the call finally occurred on November 13, 2018, MCC provided only inadequate, generic responses.

ANSWER: Defendants deny the allegations in Paragraph 97, except admit that representatives of FrontFour and MCC held a phone call on or about November 13, 2018.

98.            On December 13, 2018, after numerous failed attempts to reach the MCC Board, FrontFour issued an open letter to MCC stockholders, urging them to vote against the Proposed Mergers.

ANSWER: Defendants deny the allegations in Paragraph 98, except admit that, on December 13, 2018, FrontFour issued an open letter to MCC stockholders. Defendants respectfully refer the Court to that letter, which is publicly available, for its complete and accurate contents.

99.            Unsurprisingly, other major stockholders have also signaled their opposition to the Proposed Mergers. On December 19, 2018, another stockholder holding approximately 3% of MCC’s shares, Moab Capital Partners LLC (“Moab”) issued its own open letter, in which it raised similar concerns and noted, among other things, that MDLY and the Taube Brothers had reaped over $100 million in fees from MCC stockholders over the years, while MCC stockholders were left with hundreds of millions of dollars in losses. Moab calculated that while the Proposed Mergers would dilute MCC stockholders by 8%, the Taube Brothers would sell their MDLY shares for an impressive 109% premium to MDLY’s closing price prior to the Announcement Date. Moab recommended terminating the Company’s investment management contracts and pursuing a sale of MCC without MDLY and the Taube Brothers.

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ANSWER: Defendants deny the allegations in Paragraph 99, except admit that, on December 19, 2018, Moab Capital Partners, LLC issued an open letter to MCC shareholders. Defendants respectfully refer the Court to that letter, which is publicly available, for its complete and accurate contents.

H. MCC, MDLY and SIC file the Misleading Proxy

100.              On December 21, 2018, MCC filed the Proxy (which exceeds 1,400 pages including exhibits) and announced that it had scheduled a special meeting of stockholders to approve the Proposed Mergers for February 8, 2019. The Proposed Mergers were originally expected to close in Q1 2019, upon the satisfaction of certain closing conditions.

ANSWER: Defendants admit the allegations in Paragraph 100, and respectfully refer the Court to the Joint Proxy and Form 425 filed by MDLY, which are publicly available, for their complete and accurate contents.

101.              The first page of the Proxy “sells” the MCC Merger Consideration as a value enhancement, by stating value based upon the NAV of the combined company:

The summary information does not disclose up front that the $5.68 merger consideration is entirely theoretical, as SIC’s future trading price is not knowable.

ANSWER: Defendants deny the allegations in Paragraph 101, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

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102.              The Proxy also makes misleading representations that the Proposed Mergers will be “accretive” to MCC stockholders, in “that the total implied value of the MCC Merger Consideration to be received by the unaffiliated MCC Stockholders in the MCC Merger is expected to result in an estimated 18.52% accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings.”

ANSWER: Defendants deny the allegations in Paragraph 102, except admit that they purport to characterize the contents of the Joint Proxy, and respectfully refer the Court to the Joint Proxy, which is publicly available, for its complete and accurate contents.

103.              The statement is misleading, as it relies upon MDLY’s unrealistic financial projections, derived from the “Other” revenue central to its July 2018 growth projections for the proposed combined company. To add to the confusion, the MDLY projections containing “Other” revenue are not contained in the Proxy, but in the Barclay’s Presentation, which was separately filed by MDLY on November 7, 2018, where MCC stockholders would be least likely to find them.

ANSWER: Defendants deny the allegations in Paragraph 103, except admit that portions of the allegations purport to characterize the contents of the Joint Proxy and a Schedule 13E-3 filed with the SEC by MDLY on November 7, 2018 and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

104.              The aggressive revenue projections drive a projected increase in NII of the combined company. But the projected growth in NII at SIC would only be possible if it issued shares, and the Barclays presentation incorrectly fails to account for those issuances.

ANSWER: Defendants deny the allegations in Paragraph 104.

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105.              The misleading disclosures in the Proxy continue, including (1) claims that basic, readily obtainable metrics concerning previous IOIs submitted by third parties to MDLY were unquantifiable, (2) the omission of any mention of the obligations MDLY owes to Fortress Credit Advisors (“Fortress”), which created desperation on behalf of MDLY as well as a direct conflict of interest between MDLY and MCC with respect to any separate sale or liquidation of MCC, and (3) the omission of the Origami IOI and any other offers to acquire MCC’s assets.

ANSWER: Defendants deny the allegations in Paragraph 105.

I. FrontFour Files the Books and Records Litigation after MCC Delays Producing Responsive Documents

106.              On December 28, 2018, Plaintiff FFCG served MCC with a sworn demand for books and records (the “Demand”) pursuant to 8 Del. C. § 220. The stated purposes of the demand were to investigate: (i) whether the members of the MCC Board or third parties, including MDLY, breached their fiduciary duties in connection with the Proposed Mergers; (ii) whether any person or entity, including MDLY, aided and abetted any fiduciary’s breach of fiduciary duty in connection with the Proposed Mergers; (iii) whether the members of the MCC Board were independent with respect to the Proposed Merger and any related matters; (iv) the valuation of FrontFour’s shares; (v) whether to solicit stockholders to vote against the Proposed Mergers and/or pursue a sale of MCC separately from MDLY involvement; (vi) whether to otherwise communicate with MCC stockholders in advance of the vote on the Proposed Mergers; (vii) whether to press the MCC Board to terminate any or all of its various management and administration agreements with MCC’s MDLY-related entities, or call a stockholder vote to effect the same; and (viii) whether to pursue a pre-closing injunction or post-closing money damages claim in relation to the Proposed Mergers. On the same day, Plaintiff FFMF served MCC with a sworn demand for books and records for MCC’s stockholder list and related materials (the “Stockholder Demand”).

ANSWER: Defendants admit that MCC was served with Plaintiff FFCG’s Demand and Plaintiff FFMF’s Stockholder Demand on or about December 28, 2018. Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in the second sentence of Paragraph 106, except admit that the allegations purport to characterize the stated purposes of the FFCG’s Demand. Defendants respectfully refer the Court to the Demand and Stockholder Demand for their complete and accurate contents.

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107.              In view of the February 8, 2019 meeting date, FrontFour pressed MCC for the books and records, but MCC stalled and refused to negotiate production terms. On January 11, 2019, FFCG sued for books and records and moved for expedited proceedings. (Trans. ID 62843920). On January 14, 2019, an FFCG filed an Amended Complaint that added FFMF as a Plaintiff.

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 107. Defendants admit that FFCG filed the Verified Complaint for Inspection of Books and Records on January 11, 2019, as amended on February 14, 2019, in the action captioned FrontFour Capital Group LLC, et al. v. Medley Capital Corporation, C.A. No 2019-0021-KSJM (the “Books and Records Action”).

108.              On January 16, 2019, the Court granted Plaintiffs’ motion to expedite and scheduled a books and records trial for January 23, 2019.

ANSWER: Defendants deny the allegations of Paragraph 108, except admit that they purport to characterize the proceedings in the Books and Records Action, and respectfully refer the Court to the transcript of Oral Argument on Plaintiffs’ Motion to Expedite and the Court’s Ruling in the Books and Records Action, dated January 16, 2019, for its complete and accurate contents.

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109.              On January 22, the parties submitted a 220 Stipulation and proposed order governing MCC’s pre-vote production, which eliminated the need for a pre-vote books and records trial. The Court entered the 220 Stipulation on January 24, 2019. (Trans. ID 62893117). Although MCC purportedly completed its rolling production of documents in satisfaction of its obligations under the 220 Stipulation on January 28, 2019, it did not produce any indication of interest submitted by Origami.

ANSWER: Defendants admit the allegations in Paragraph 109, except deny that MCC in any manner failed to comply with the requirements of the 220 Stipulation.

J.The Taube Brothers And Their Allies Solicit Votes through Misleading Press Releases

110.              During this time period, MCC issued numerous press releases and other investor communications designed to encourage “for” votes.

ANSWER: Defendants deny the allegations in Paragraph 110, except admit that MCC issued press releases on February 4, 2019, February 5, 2019, and February 15, 2019 and filed materials with the SEC relating to the proposed mergers including a Schedule 14A, dated January 28, 2019, and respectfully refer the Court to those documents, which are publicly available, for their complete and accurate contents.

111.              Although the market price of MCC stock had initially risen 12% after the Announcement Date, reaching a high of $4.03 per share on August 31, 2018, the stock steadily trended downward thereafter. By December 13, 2018, the date FrontFour issued its first public letter, the stock had closed at $3.25 per share. The downward trend continued into January 2019.

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ANSWER: Defendants deny the allegations in Paragraph 111, except admit that MCC’s historical stock prices, and price movements, including their stock prices and/or stock price movements since the Announcement Date, are matters of public record.

112.              On January 17, 2019, MCC filed an investor presentation with the SEC. In it, MCC sought to discredit concerned stockholders by misleadingly blaming the “campaign of activist stockholders for the price drop.” The statement was patently untrue. It not only ignored that the price been tumbling without any help from third parties since 2013, but also that the stock had dropped precipitously on December 4, 2018, after MCC released earnings and announced it had written NAV down from $6.43 to $5.90 a share, or 9%.

ANSWER: Defendants admit the allegations in the first sentence of Paragraph 112. Defendants deny the remaining allegations in Paragraph 112, except admit that they purport to characterize the contents of MCC’s investor presentation, dated January 17, 2019, and respectfully refer the Court to the presentation, which is publicly available, for its complete and accurate contents.

113.              On January 26, 2019, ISS, one of the leading proxy advisory firms, issued its initial report on the Proposed Mergers. The ISS report is not readily available to retail investors, who constitute the majority of MCC stockholders, so the Company issued a press release.

ANSWER: Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 113, except admit that ISS issued a publication concerning the Proposed Mergers on January 25, 2019 and that MCC issues a press release.

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114.              The MCC press release announced only that ISS, had recommended a vote “For” the merger. The press release misleadingly omitted that ISS recommended the “For” vote due to the absence of any other alternative. ISS termed the Proposed Mergers “underwhelming”, because:

Shareholders have limited visibility regarding the value they are receiving, given that Sierra shares are not publicly traded. Moreover, the deal appears to disproportionately favor an external manager (Medley) that has demonstrated a poor track records of managing MCC assets... Shareholders could reasonably opt to reject the proposed terms on these bases.

ISS also flagged the process failures:

The board’s decision to forgo an auction process for MCC is a cause for concern, since investors lack market-based evidence that the deal presented in fact represents the best available alternative for MCC shareholders. . . . In addition, the potential acquirers that participated in the MDLY sales process may have had limited ability to engage directly with MCC. For example, the proxy states that Party X indicated it had preference for an asset purchase transaction rather than a merger. Considering that MDLY has no assets, it would be fair to assume that the interest related to MCC or Sierra assets; however, further details of Party X’s interest were not disclosed.”

(emphasis added.).

ANSWER: Defendants admit the allegations in the first sentence of Paragraph 114. Defendants deny the allegations in the second sentence of Paragraph 114. Defendants admit that the remaining allegations in Paragraph 114 purport to characterize the contents of the ISS report and the MCC press release, and respectfully refer the Court to those documents, which are incorporated by reference into the Complaint, for their complete and accurate contents.

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K. MCC’s Productions Reveal Highly Material Disclosure Violations

115.              Between January 18, 2019 and January 28, 2019, MCC produced approximately 900 documents in response to the Demand.

ANSWER: Admitted.

116.              On January 30, 2019, Plaintiffs sent the MCC Board a letter identifying several disclosure flaws that required correction, including that the Proxy (1) incorrectly claimed that basic, readily obtainable metrics concerning previous IOIs submitted by third parties were unquantifiable, (2) failed to provide any explanation of the opaque “Other” revenue central to its July 2018 growth projections for the proposed combined company, and (3) omitted any mention of MDLY’s payment obligations to Fortress.

ANSWER: Defendants deny the allegations in Paragraph 116, except admit that Plaintiffs’ counsel sent the MCC board a letter on January 30, 2019 and that the remaining allegations purport to characterize the contents of the January 30, 2019 letter from Plaintiffs’ counsel, and respectfully refer the Court to the letter, which is incorporated by reference into the Complaint, for its complete and accurate contents.

117.              On the afternoon of February 1, 2019, the Company represented to FrontFour that it intended to supplement its disclosures to MCC investors in some undefined way at an unidentified time the following week.

ANSWER: Defendants deny the allegations in Paragraph 117, except admit that they purport to characterize the contents of a February 1, 2019 letter from MCC’s counsel, and respectfully refer the Court to the letter, which is incorporated by reference into the Complaint, for its complete and accurate contents.

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L. MCC Tries To Bury The Plainly Superior NexPoint Proposal

118.              On February 1, 2019, NexPoint issued a press release disclosing that it had submitted an unsolicited expression of interest to MCC on January 24, 2019. NexPoint also disclosed that it had made a specific proposal to MCC and SIC on January 31, 2019 that contemplated a simplified merger of MCC into SIC while terminating and replacing MDLY as their investment manager.

ANSWER: Defendants deny the allegations in Paragraph 118, except admit that they purport to characterize the contents of NexPoint’s February 1, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

119.              NexPoint effectively proposes to merge MCC and SIC and then NexPoint would serve as the combined company’s investment manager. The NexPoint proposal would permit SIC to retain the $100 million it would otherwise distribute to MDLY stockholders in the Proposed Mergers. The NexPoint proposal also contemplates the payment of $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs (that would realize at least $9 million in annual savings), and to purchase at least $50 million of combined company shares over a five quarter period.

ANSWER: Defendants deny the allegations in Paragraph 119, except admit that they purport to characterize the contents of NexPoint’s February 1, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

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120.              At no point prior to NexPoint’s February 1 press release did MCC disclose to its stockholders or to Plaintiffs that NexPoint had expressed any interest in a deal, let alone that it had submitted a serious proposal offering value to MCC stockholders superior to the consideration in the Proposed Mergers. Apparently, the Company had no intention of disclosing this offer to investors and instead hoped that NexPoint would simply go away so that MCC could proceed with the Taube Brothers’ preferred deal (they would lose their roles at MCC under the NexPoint proposal).

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 120, except admit that the MCC and SIC issued a press release responding to NexPoint’s press release on February 2, 2019. Defendants otherwise deny the allegations in Paragraph 120.

121.              Also on February 1, 2019, Glass Lewis, the other leading proxy solicitation firm, recommended that stockholders vote against the Proposed Mergers, writing:

We believe there is ample cause for concern with management’s track record at MCC, raising questions about its ability to meet internal financial projections that appear highly optimistic and to generate substantial returns for shareholders. . . .. The MCC Board does not appear to have taken sufficient steps to review potential alternative transactions prior to the proposed merger agreement.... Market valuations and recent transactions in the BDC space suggest there could be interest in acquiring MCC at a significant premium to the current share price.

ANSWER: Defendants admit that the allegations in Paragraph 121 purport to characterize a Glass Lewis report, dated February 1, 2019, and respectfully refer the Court to the report, which is incorporated by reference, for its complete and accurate contents.

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122.              The NexPoint Proposal offered the MCC Special Committee the opportunity to rectify their prior breaches of fiduciary duty. But they did not do so. Instead, on February 2, 2019, MCC and SIC issued a vague press release characterizing NexPoint’s February 1 description of its transaction proposal as “misleading.” The press release then professed that “[t]he MCC Special Committee and the Sierra Special Committee and the respective Boards of MCC and Sierra, adhering to a rigorous review process - consistent with their fiduciary duties and in consultation with their respective independent legal and financial advisors - will carefully review the letter and respond to NexPoint as appropriate.”

ANSWER: Defendants deny the allegations in the first and second sentences of Paragraph 122. Defendants deny the allegations in the third sentence of Paragraph 122, except admit that they purport to characterize the contents of the February 2, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

123.              On February 4, 2019, ISS issued a Proxy Alert to advise that, based upon NexPoint’s competing proposal, it was now recommending a vote “Against” the Proposed Mergers. Although MCC had issued a press release on January 26, 2019 to announce the ISS “For” recommendation, it provided no update when, on February 4, 2019, ISS reversed it.

ANSWER: Defendants deny the allegations in Paragraph 123, except admit that they purport to characterize the contents of a February 4, 2019 ISS report and MCC’s press releases. Defendants respectfully refer the Court to the referenced documents, which are publicly available, for their complete and accurate contents.

M. MCC Issues Inadequate Supplemental Disclosures, Delays the Vote, and Provides Incomplete Reasons For Delay

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124.              On February 4, 2019, FrontFour filed a letter with the Court requesting an emergency hearing on an application for a temporary restraining order enjoining MCC from proceeding with the scheduled February 8 vote on the Proposed Mergers until MCC’s stockholders had time to absorb the Company’s anticipated supplemental disclosures.

ANSWER: Defendants admit that FrontFour filed a letter with the Court in the Books and Records Action on February 4, 2019, and respectfully refer the Court to the letter for its complete and accurate contents.

125.              On February 5, 2019, MCC finally issued a Form 8-K with the supplemental disclosures it had promised – just three days before the scheduled vote on the Proposed Mergers was to take place. The supplemental disclosures are inadequate. While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

ANSWER: Defendants deny the allegations of Paragraph 125, except admit that MCC filed a Schedule 14A with the SEC on February 5, 2019, which contains supplemental disclosures (the “Supplemental Disclosures”). Defendants respectfully refer the Court to the Supplemental Disclosures, which are publicly available, for their complete and accurate contents.

126.              The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures simply raise more questions by purporting to show rapid revenue growth from unnamed “New Advisory Clients” in products which, in some cases, do not even exist yet. The supplement disclosures also fail to describe the Origami IOI.

ANSWER: Defendants deny the allegations in Paragraph 126, except admit that they purport to characterize the contents of the Supplemental Disclosures, and respectfully refer the Court to the Supplemental Disclosures, which are publicly available, for their complete and accurate contents.

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127.              The supplemental disclosures also fail to address the error in the Barclays presentation that understate the dilutive effect of share issuances.

ANSWER: Defendants deny the allegations in Paragraph 127 and respectfully refer the Court to the Barclays Presentation and Supplemental Disclosures, which are publicly available, for their complete and accurate contents.

128.              The supplemental disclosures superficially address MDLY’s relationship with Fortress, pointing to disclosures made outside the Proxy, but they fail to provide sufficient detail, leaving MCC stockholders to guess the meaning of “certain redemption rights” Fortress may have over a $50 million MCC joint venture. Given the complexity of the Proposed Mergers and sheer length of the Proxy, investors should not be forced on a scavenger hunt to understand the transaction.

ANSWER: Defendants deny the allegations in Paragraph 128, and respectfully refer the Court to the Supplemental Disclosures, which are publicly available, for their complete and accurate contents.

129.              On February 5, 2019, MCC filed a letter with the Court, stating that its supplemental disclosures rendered FrontFour’s request for an emergency hearing and temporary restraining order moot.

ANSWER: Defendants admit the allegations in Paragraph 129.

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130.              On February 5, 2019, MCC, SIC and MDLY announced the postponement of the special meeting from February 8, 2019, to early March 2019 claiming that during the U.S. government shutdown, “key branches of the U.S. Government were unable to process, review and/or approve documentation required to close the mergers.” This statement appears incomplete at best, given the issuance of the Proxy Supplement the same day, vocal stockholder dissatisfaction and the negative view expressed by ISS in changing its recommendation to “Against.”

ANSWER: Defendants admit the allegations in the first sentence of Paragraph 130. Defendants deny the allegations in the second sentence of Paragraph 130, and respectfully refer the Court to the February 5, 2019 joint press release, which is publicly available, for its complete and accurate contents.

N. MCC Summarily Rejects NexPoint’s Superior Proposal Without Engagement or Adequate Explanation

131.              On February 6, 2019, MCC and SIC issued a joint press release declaring that their respective boards of directors “unanimously and independently determined to decline to pursue” NexPoint’s proposal. The joint press release failed to address the substance of any component of NexPoint’s offer, or how the proposal would specifically affect MCC stockholders. The entire discussion of the merits of NexPoint’s proposal in the joint press release is limited to the following:

NexPoint’s claim that its proposal provides $225 million of incremental value over the Announced Merger Plan is UNSUBSTANTIATED and MISLEADING;

NexPoint’s proposal DEPRIVES shareholders of the expected benefits of becoming an INTERNALLY-MANAGED BDC, which include the opportunity to potentially grow third-party AUM as well as the potential for an improved market valuation as an internally managed BDC;

NexPoint’s proposal presents SIGNIFICANT UNCERTAINTY to shareholders; and

NexPoint and its affiliate Highland Capital have a CONCERNING track record as fiduciaries.

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Again, MCC stockholders are left entirely in the dark as to the process followed by MCC’s Board in reviewing the NexPoint offer, as well as the Board’s assessment of the merits of the offer itself.

ANSWER: Defendants deny the allegations in Paragraph 131, except admit that they purport to characterize the February 6, 2019 joint press release of MCC and SIC, and Defendants respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

132.              If the speed of the February 6, 2019 disclosure did not in itself reveal that the Special Committee had not given the proposal more than cursory thought, NexPoint’s February 7, 2019 press release confirmed that fact. NexPoint wrote that neither the Special Committee or that of SIC had “made any attempt to communicate with NexPoint regarding its proposals, save from a single email from counsel . . . acknowledging receipt.”

ANSWER: Defendants deny the allegations in Paragraph 132, except admit that they purport to characterize the contents of NexPoint’s February 7, 2019 press release, and respectfully refer the Court to the press release, which is publicly available, for its complete and accurate contents.

133.              On February 8, 2019, MCC announced that the special meeting had been rescheduled for March 8, 2019. In the meantime, MCC continues to solicit votes and seek support for the Proposed Mergers, despite the harm it will do to MCC stockholders.

ANSWER: Defendants admit the allegations in the first sentence of Paragraph 133. Defendants deny the allegations in the second sentence of Paragraph 133, except admit that MCC has continued to engage in solicitation activities with respect to the Proposed Merger.

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134.              On February 11, 2019, Origami publicly disclosed that it had offered to acquire from MCC 100% of the interests in all of the assets of MCC SBIC for $45 million cash. According to Origami, its proposal “represents 60.0% of Medley SBIC’s regulatory capital (or NAV) at September 30, 2018 and implies a 36.2% premium to the February 8[th] closing share price of Medley Capital Corporation.”

ANSWER: Defendants deny the allegations in Paragraph 134, except admit that they purport to characterize the contents of Origami’s February 11, 2019 open letter, and Defendants respectfully refer the Court to the open letter, which is publicly available, for its complete and accurate contents.

O. Class Action Allegations

135.              Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other owners of MCC common stock (except Defendants and any person, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who were injured by Defendants’ wrongful actions, as more fully described herein (the “Class”).

ANSWER: Paragraph 135 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 135.

136.              This action is properly maintainable as a class action.

ANSWER: Paragraph 136 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 136.

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137.              The Class is so numerous that joinder of all members is impracticable. As of December 4, 2018, the Company had approximately 54,474,211 shares of common stock outstanding, which are publicly traded and held by thousands of beneficial owners.

ANSWER: The first sentence of Paragraph 137 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in the first sentence of Paragraph 137. Defendants admit the allegations in the second sentence of Paragraph 137.

138.              A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The expense and burden of individual litigation make it impracticable for Class members individually to seek redress for the wrongful conduct alleged herein.

ANSWER: Paragraph 138 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 138.

139.              There are questions of law and fact common the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia:

(a) whether the MCC Directors have breached their fiduciary duties to Company stockholders;

(b) whether the remaining Defendants aided and abetted those breaches of fiduciary duty;

(c) whether the Plaintiffs and the other members of the Class will be harmed by the wrongs complained of herein;

(d) whether the Defendants should be required to provide supplemental and/or corrective disclosures; and

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(e) whether the Plaintiffs and the Class are entitled to other injunctive or related relief.

ANSWER: Paragraph 139 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 139.

140.              Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

ANSWER: Paragraph 140 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 140.

141.              The Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

ANSWER: Paragraph 141 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 141.

142.              Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

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ANSWER: Paragraph 142 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 142.

143.              The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

ANSWER: Paragraph 143 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 143.

COUNT I:

Breach of Fiduciary Duty Against the MCC Directors

144.              Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

ANSWER: In response to Paragraph 144, Defendants repeats and incorporates by reference each of its answers to the preceding allegations set forth above.

145.              At all relevant times, the MCC Directors owed fiduciary duties to Plaintiffs and the Class. The Taube Brothers independently owed fiduciary duties to Plaintiffs and the Class because they are controllers and officers of MCC. Tonkel also owed fiduciary duties to Plaintiffs and the Class because he is an officer of MCC.

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ANSWER: Paragraph 145 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants admit that MCC’s directors owe fiduciary duties to MCC’s stockholders.

146.              The Proposed Mergers are, with respect to at least the Taube Brothers, Tonkel, Hirtler-Garvey and Mack, self-interested transactions because each of them has a material interest in the Proposed Mergers.

ANSWER: Paragraph 146 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 146.

147.              The MCC Directors failed to conduct a fair process in connection with the Proposed Mergers. Although the MCC Board formed the MCC Special Committee in January 2018, it did not participate in the failed MDLY process, and it never adequately explored MCC’s strategic alternatives.

ANSWER: Defendants deny the allegations in Paragraph 147.

148.              The MCC Directors compounded this failure by agreeing to a merger agreement with a no solicitation clause that prevents consideration of key strategic alternatives available to MCC that the MCC Special Committee should have investigated.

ANSWER: Defendants deny the allegations in Paragraph 148.

149.              The MCC Special Committee failed to negotiate a fair price, and they have agreed to a transaction that will transfer cash to MDLY, to the detriment of MCC.

ANSWER: Defendants deny the allegations in Paragraph 149.

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150.              The Special Committee failed to give adequate consideration to the NexPoint Proposal or negotiate with NexPoint, although NexPoint has proposed a superior proposal.

ANSWER: Defendants deny the allegations in Paragraph 150.

151.              Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

ANSWER: Paragraph 151 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 151.

152.              Plaintiffs and the members of the Class have no adequate remedy at law.

ANSWER: Paragraph 152 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 152.

COUNT II:

Breach of Fiduciary Duty of Disclosure Against the MCC Directors

153.            Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

ANSWER: In response to Paragraph 153, Defendants repeats and incorporates by reference each of its answers to the preceding allegations set forth above.

154.              The Individual Defendants have violated their fiduciary duty of disclosure by failing to provide several categories of material information that the Company’s stockholders need to make an informed decision regarding the Proposed Mergers.

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ANSWER: Paragraph 154 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 154.

155.              While they purport to include additional information on previous IOIs received by MDLY, they make no attempt to explain how the IOIs pertain to MCC, leaving MCC stockholders completely in the dark as to their potential value.

ANSWER: Defendants deny the allegations in Paragraph 155.

156.              The supplemental disclosures also purport to disclose additional detail regarding the “Other” revenue included in the proposed combined company’s projections, but these disclosures do not identify or correct the error in the Barclays presentation that fails to account for the dilutive effect of projected share issuances.

ANSWER: Defendants deny the allegations in Paragraph 156.

157.              Finally, the supplemental disclosures continue to provide misleading information about the impact of the Fortress relationship on the Taube Brothers’ interests.

ANSWER: Defendants deny the allegations in Paragraph 157.

158.              The information listed above is highly material to the Company’s stockholders. Absent corrective disclosure, the Company’s stockholders will not be able to make an informed decision concerning the Proposed Mergers.

ANSWER: Paragraph 158 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 158.

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159.              Plaintiffs and the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

ANSWER: Paragraph 159 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 159.

160.              Plaintiffs and the members of the Class have no adequate remedy at law.

ANSWER: Paragraph 160 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 160.

COUNT III:

Aiding and Abetting Breach of Fiduciary Duty Against Defendants by MDLY, SIC, MCC Advisors, Medley Group and Medley LLC

161.              Plaintiffs repeat and incorporate by reference each of the allegations set forth above.

ANSWER: In response to Paragraph 161, Defendants repeats and incorporates by reference each of its answers to the preceding allegations set forth above.

162.              The MCC Directors owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

ANSWER: Paragraph 162 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants admit that MCC’s directors owe fiduciary duties to MCC’s stockholders.

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163.              By committing the acts alleged herein, the MCC Directors breached fiduciary duties they owed to Plaintiffs and the Class.

ANSWER: Paragraph 163 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 163.

164.              Defendants MDLY, SIC, MCC Advisors, Medley Group and Medley LLC (collectively, the “Colluding Defendants”) aided and abetted the MCC Directors’ breaches of fiduciary duties, and were active and knowing participants in the MCC Directors’ breaches.

ANSWER: Paragraph 164 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 164.

165.              As alleged herein, the Colluding Defendants were well aware that the MCC Directors have not sought to obtain the best available transaction for MCC’s public stockholders. The Colluding Defendants aided and abetted the MCC Directors by, among other things: dominating and controlling the MCC Board; causing the continued extension of the MCC Management Agreement in spite of MCC’s poor performance; failing to timely establish the MCC Special Committee and allow MCC to conduct an independent exploration of strategic alternatives; refusing to consider or pursue indications of interest from potential bidders interested in purchasing MCC’s assets; and facilitating the execution of a preclusive no-shop clause that effectively prevented MCC from exploring other strategic alternatives.

ANSWER: Defendants deny the allegations in Paragraph 165.

166.              Plaintiffs and the members of the Class will be irreparably harmed as a direct and proximate result of the aforementioned acts.

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ANSWER: Paragraph 166 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 166.

167.              Plaintiff has no adequate remedy at law.

ANSWER: Paragraph 167 states a legal conclusion to which no response is required. To the extent that a response is required, Defendants deny the allegations in Paragraph 167.

DEFENSES AND AFFIRMATIVE DEFENSES

Without assuming any burden of proof that is not otherwise established by law, Defendants assert the following defenses. Defendants reserve the right to amend this Answer to assert any defenses or affirmative defenses as discovery may warrant.

First Defense

The Complaint fails to state a claim, in whole or in part, upon which relief can be granted.

Second Defense

Plaintiffs cannot show irreparable injury, and therefore are not entitled to any injunctive relief.

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Third Defense

Plaintiffs’ claims are barred, in whole or in part, because Plaintiffs cannot satisfy their burden of proof as to the Defendants.

Fourth Defense

Plaintiffs’ claims are barred, in whole or in part, because the conduct alleged is protected by application of the business judgment rule.

Fifth Defense

Plaintiffs’ claims are barred because the Defendants did not breach any duties that were owed to Plaintiffs. The Defendants acted at all times in good faith and in accordance with any such duties.

Sixth Defense

Without conceding any argument that the correct standard of review is entire fairness, Plaintiffs’ claims are barred, in whole or in part, because the transaction at issue is entirely fair to MCC and its stockholders.

Seventh Defense

Plaintiffs’ claims are barred because an independent Special Committee of the MCC board of directors approved the transaction at issue.

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Eighth Defense

The claims alleged and the relief sought in this action are barred, in whole or in part, by the equitable doctrine of laches, unclean hands, waiver, estoppel, acquiescence, consent and/or ratification.

Ninth Defense

The Entity Defendants are not liable for any injuries or damages allegedly suffered by Plaintiffs, the fact and extent of which are expressly denied by the Entity Defendants, because such injuries or damages were not legally or proximately caused by any acts or omissions of the Entity Defendants.

Tenth Defense

Plaintiffs are not entitled to maintain this action as a class action.

PRAYER FOR RELIEF

WHEREFORE, Defendants respectfully requests that the Court enter an Order:

a.	Denying all relief requested in the Complaint;

b.	Entering judgment against Plaintiffs and in favor of Defendants;

c.	Dismissing the Complaint with prejudice;

d.	Awarding Defendants their costs and disbursements, including reasonable expert and attorneys’ fees, incurred in this action; and

e.	Granting Defendants such other and further relief as the Court deems just and appropriate.

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MORRIS, NICHOLS, ARSHT, &
OF COUNSEL:	TUNNELL LLP

Jason M. Halper	/s/ John P. DiTomo
Nathan M. Bull	William M. Lafferty (#2755)
Adam K. Magid	John P. DiTomo (#4850)
CADWALADER, WICKERSHAM	Daniel T. Menken (#6309)
& TAFT, LLP	Aubrey J. Morin (#6568)
200 Liberty Street	1201 N. Market Street
New York, New York 10281	Wilmington, DE 19801
(212) 504-6000	(302) 658-9200
Attorneys for Defendants Brook	Attorneys for Defendants Brook
Taube, Seth Taube, Jeff Tonkel,	Taube, Seth Taube, Jeff Tonkel,
Medley Management Inc., MCC	Medley Management Inc., MCC
Advisors LLC, Medley Group LLC,	Advisors LLC, Medley Group LLC,
and Medley LLC	and Medley LLC

Attorneys for Medley Capital
Corporation

Dated: February 25, 2019

75

CERTIFICATE OF SERVICE

I hereby certify that on March 4, 2019, copies of the foregoing document were served, by File & ServeXpress, on the following attorneys of record:

A. Thompson Bayliss	Garrett B. Moritz
J. Peter Shindel, Jr.	Eric D. Selden
Daniel J. McBride	S. Michael Sirkin
ABRAMS & BAYLISS LLP	ROSS ARONSTAM & MORITZ LLP
20 Montchanin Road, Suite 200	100 South West Drive, Suite 400
Wilmington, Delaware 19807	Wilmington, DE 19801

Paul D. Brown	Blake Rohrbacher
Stephanie H. Dallaire	Kevin M. Gallagher
CHIPMAN BROWN CICERO &	Kevin M. Regan
COLE, LLP	Nicole M. Henry
Hercules Plaza	RICHARDS, LAYTON & FINGER,
1313 North Market Street, Suite 5400	P.A.
Wilmington, Delaware 19801	One Rodney Square
920 North King Street
Wilmington, DE 19801

/s/ Daniel T. Menken
Daniel T. Menken (#6309)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STEPHEN ALTMAN, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.	C.A. No.

BROOK TAUBE, SETH TAUBE, JEFF TONKEL, ARTHUR S. AINSBERG, KARIN HIRTLER-GARVEY, MARK LERDAL and JOHN E. MACK,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Stephen Altman (“Plaintiff”), by and through his undersigned attorneys, brings this Verified Class Action Complaint (the “Complaint”) on his own behalf and on behalf of a class of all holders of common stock of Medley Capital Corporation (“MCC” or the “Company”) other than defendants and their affiliates and FrontFour (defined below), against MCC’s board of directors (the “Board” or “MCC Board”) for breaching fiduciary duties by issuing materially misleading and incomplete disclosures concerning, and repeatedly adjourning, the stockholder vote on: (1) the merger of MCC into Sierra Income Corporation (“SIC”) with SIC continuing as the surviving entity (the “MCC Merger”), and (2) the acquisition of Medley Management Inc. (“MDLY”) by SIC (the “MDLY Merger,” and together with the MCC Merger, the “Proposed Transactions”).

The allegations of the Complaint are based on the knowledge of Plaintiff as to himself, findings in the Court of Chancery’s March 11, 2019 Memorandum Opinion in FrontFour Capital Group LLC v. Taube, C.A. No. 2019-0100-KSJM (Del. Ch.) (the “FrontFour Action”), a review of books and records of MCC produced to Plaintiff pursuant to a demand under 8 Del. C. § 220, a review of public filings, press releases and reports, and an investigation undertaken by Plaintiff’s counsel.

NATURE OF THE ACTION

1.                On March 11, 2019, this Court found in a post-trial opinion (the “March 11 Opinion”) that (a) entire fairness applies to the Proposed Transactions because brothers Brook and Seth Taube control MCC, (b) the MCC special committee that approved the MCC Merger (the “Special Committee”) was not composed of a majority of disinterested and independent directors and (c) the Proposed Transactions are not fair to MCC stockholders both in terms of process and price. The Court declined to order a curative shop process devoid of deal protections and MDLY’s influence because it was not presented with sufficient evidence to establish that SIC aided and abetted Defendants’ breaches of fiduciary duty. It did, however, enjoin the MCC stockholder meeting until certain corrective disclosures were made. As of the filing of this Complaint, the Board has not made the corrective disclosures ordered by the Court.

2.                This action arises from the Board’s failure to disclose all material information concerning the Proposed Transactions and its manipulation of the MCC stockholder vote through repeated adjournments of the MCC stockholder meeting in order to avoid admitting that MCC’s stockholders have rejected the MCC Merger. Moreover, MCC has instituted litigation in the U.S. District Court for the Southern District of New York (the “SDNY”) against the stockholders prosecuting the FrontFour Action and other stockholders that publicly opposed the Proposed Transactions. Defendants are delaying the vote on the Proposed Transactions through adjournments while they attempt to have the SDNY sterilize the approximately 6.6% of MCC’s shares that have committed to voting against the Proposed Transactions and while they seek to discourage and punish stockholder opposition to the Proposed Transactions.

3.                Plaintiff seeks a preliminary and permanent injunction against further adjournments of the MCC stockholder meeting, which is now scheduled for March 29, 2019. To the extent Defendants have continued to solicit proxies in favor of the Proposed Transactions while repeatedly adjourning the meeting to avoid an adverse vote, Plaintiff seeks declaratory and equitable relief invalidating any purported stockholder approval of the Proposed Transactions after the manipulative adjournments due to Defendants’ materially misleading and incomplete disclosures. Plaintiff also seeks review under 8 Del. C. §§ 225 and 227 of any purported approval of the Proposed Transactions.

PARTIES

4.                Plaintiff Stephen Altman is an MCC stockholder who owned MCC common stock at all times alleged in this Complaint.

5.                Defendant Brook Taube is MCC’s Chief Executive Officer (“CEO”) and Chief Investment Officer (“CIO”), and Chairman of the Board. Brook Taube co-founded MDLY with his brother, Defendant Seth Taube, and they serve as Co- CEOs and Co-Chairmen of MDLY’s board of directors (the “MDLY Board”). Brook Taube is the Managing Partner, Senior Portfolio Manager and member of the Investment Committee of MCC Advisors, the investment adviser to MCC. Brook Taube is also a member of SIC’s board of directors (the “SIC Board”). Brook Taube also serves on the Investment Committee for SIC Advisors, the investment adviser to SIC, and serves on the board of Sierra Total Return Fund (“STRF”) and the investment Committee of STRF Advisors, LLC (“STRF Advisors”), the investment adviser to STRF. Brook and Seth Taube are brothers.

6.                Defendant Seth Taube has been a member of the MCC Board since 2011. Seth Taube is the Co-CEO and Co-Chairman of MDLY, and the Managing Partner of MCC Advisors. Seth Taube is also CEO of SIC and Chairman of the SIC Board, and CEO of SIC Advisors LLC. He also serves as Chairman and CEO at STRF, and on the investment committee of STRF Advisors.

7.                Defendant Jeff Tonkel (“Tonkel”) has been a member of the MCC Board since 2014. Tonkel is also the President of MDLY and a member of the MDLY Board, President of SIC, and a Managing Partner of MCC Advisors.

8.                Defendant Arthur Ainsberg (“Ainsberg”) has been a member of the MCC Board since 2011, and is a member of the Special Committee. For the years 2016, 2017 and 2018, Ainsberg received director fees of $123,398, $148,000, and $299,000, respectively.

9.                Defendant Karin Hirtler-Garvey (“Hirtler-Garvey”) has been a member of the MCC Board since 2011, and is a member of the Special Committee. For the years 2016, 2017 and 2018, Hirtler-Garvey received director fees of $139,456, $151,000 and $267,500, respectively.

10.              Defendant Mark Lerdal (“Lerdal”) has been a member of the MCC Board since 2017, and is a member of the Special Committee. For the years 2017 and 2018, Lerdal received director fees of $36,202 and $252,500, respectively.

11.              Defendant John E. Mack (“Mack”) has been a member of the MCC Board since 2011, and is a member of the Special Committee. Mack is currently a member of the board of directors of Incapital Holdings LLC and owns units of Incapital LLC. Incapital LLC is a wholly owned subsidiary of Incapital Holdings LLC. For the years 2016, 2017 and 2018, Mack received director fees of $148,369, $165,000 and $275,000, respectively.

12.              Defendants Brook Taube, Seth Taube, Tonkel, Ainsberg, Hirtler- Garvey, Lerdal and Mack are collectively referred to herein as the “Defendants.”

STATEMENT OF FACTS

13.              In the FrontFour Action, FrontFour challenged the process, price and disclosures regarding the Proposed Transactions. FrontFour, which owns approximately 3.7% of MCC’s stock, was not alone in its opposition to the Proposed Transactions. MCC stockholders including Moab Capital Partners LLC (“Moab”) (owner of approximately 2.9% of MCC stock), Roumell Asset Management, LLC (approximately 2%) and BLR Partners and Josh Schecter (more than 2%) all publicly opposed the Proposed Transactions. Furthermore, because the Taube brothers had agreed to “echo voting”, meaning that they had to vote their MCC shares (approximately 15%) on the Proposed Transactions in the same proportion as other shareholders, the Taube brothers’ voting interest would not offset MCC’s largest stockholders’ opposition. Additionally, Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”), two leading proxy advisory services, both recommended that stockholders vote against the Proposed Transactions.

14.              Trial in the FrontFour Action was held on March 6 and 7, 2019. In its detailed 87-page March 11 Opinion, the Court found that (a) entire fairness applies to the Proposed Transactions because Brook and Seth Taube control MCC, (b) the MCC Special Committee that approved the MCC Merger was not composed of a majority of disinterested and independent directors and (c) the Proposed Transactions are not fair to MCC stockholders both in terms of process and price. This Complaint will not repeat but incorporates by reference the extensive factual findings of fiduciary misconduct the Court found in its post-trial March 11 Opinion.

15.              The Court also found the disclosures in the proxy statement and subsequent amendments were false and materially misleading and incomplete. Specifically, the Court found that the Defendants failed to disclose that the MCC Special Committee did not know about (a) the details of bids for MDLY in the Taube brothers’ failed MDLY sales effort until after the Proposed Transaction agreements were signed, (b) the enormous pressure facing MDLY if the Proposed Transactions were not consummated and (c) the confidentiality agreements that MDLY executed in its prior failed sales attempts, which included standstill provisions that prohibited those potential bidders from attempting to acquire MCC. The Court also found that Defendants disclosed false information and failed to disclose other material information concerning indications of interest for MCC.

16.              Defendants’ misconduct, however, continued through and after the FrontFour Action trial. In the evening on March 7, 2019, the Defendants announced in a press release and multiple SEC filings:

[I]t has become necessary to adjourn the March 8, 2019 Special Meetings of Shareholders in connection with MCC’s proposed merger with Sierra and Sierra’s concurrent acquisition of MDLY. The companies continue to work on the regulatory approval required to hold the vote.

The companies expect to adjourn the shareholder meetings for one week to March 15, 2019.1

The title of the March 7 Adjournment Announcement indicated the meetings were being adjourned and then stated:

THE COMPANIES CONTINUE TO WORK ON THE REGULATORY APPROVAL REQUIRED TO HOLD THE VOTE[.]

17.              The March 7 Adjournment Announcement was a manipulation of the corporate machinery and breach of Defendants’ fiduciary duties. The March 7 Adjournment Announcement provided misleading disclosure of the reasons for the adjournment. The press release was misleading partial disclosure because it failed to reveal that a reason for the adjournment was that Defendants did not have sufficient votes for approval of the Merger. Furthermore, the statement that regulatory approval is “required to hold the vote” is false and deliberately misleading. As the application for an SEC exemption under the Investment Company Act of 1940 indicates, the exemption is required for the consummation of the Proposed Transactions, not for the holding of a stockholder vote. The purported delay in regulatory approval is a pretext. Regulatory approval is a requirement for closing the Proposed Transactions, not for a stockholder vote.

[1]	The “March 7 Adjournment Announcement.” This was the second time the meeting was adjourned. The meeting was originally scheduled for February 8, 2019 but was adjourned to March 8, 2019, purportedly due to the already ended government shutdown.

18.              On information and belief, MCC stockholders voting by proxy had voted down the Proposed Transactions when the Defendants decided to adjourn the meeting. In breach of their fiduciary duties, the Defendants manipulated the vote by adjourning the stockholder meeting while they seek to disqualify significant stockholders from voting and round up further votes for the Proposed Transactions through use of materially misleading and incomplete disclosure.

19.              The primary purpose of the adjournment was to avoid a defeat of the MCC Merger, as to which the Court has found the Board was not disinterested and independent. The justification the Board offered (i.e., that regulatory approval was required for the holding of the vote) was not the primary purpose – and it was untrue. A majority of the MCC Board will be continuing as directors and/or officers of the combined company. Specifically, Brook Taube will be the combined company’s Chairman, CEO, and CIO, where he will earn $600,000 in base salary and be eligible for $3.2 million in bonus compensation. Seth Taube will be the combined company’s Vice Chairman, Senior Executive Vice President and Senior Managing Director, where he will earn a base salary of $480,000 and can earn up to $1.75 million in bonuses. Tonkel will be President of the combined company, and will receive $480,000 in base salary and be eligible for up to $1.75 million in bonus compensation. Hirtler-Garvey and Mack will become directors of the combined company, where they are expected to earn at least $200,000 in annual compensation.

20.              On March 6, 2019, MCC filed a lawsuit in the SDNY against several entities and individuals, including FrontFour and Moab (the “MCC Federal Action”). The MCC Federal Action also names NexPoint Advisors, L.P. (“NexPoint”) as a defendant. NexPoint made an alternative proposal to the Proposed Transactions that was rejected by the Special Committee. NexPoint announced its alternative proposal to MCC stockholders, expressed a willingness to further negotiate and, like FrontFour, Moab, and proxy advisors ISS and Glass Lewis, encouraged stockholders to oppose the Proposed Transactions.

21.              In the MCC Federal Action, MCC alleged that FrontFour acquired over 90% of its approximately 2 million shares (3.7%) after the Proposed Transactions were announced. MCC alleged that FrontFour and Moab violated securities laws by (a) failing to disclose on a Schedule 13D that they are acting as a group and (b) soliciting MCC’s shareholders without filing a proxy statement as required by Section 14(a) of the Securities Exchange Act of 1934. MCC further alleged that NexPoint violated Section 14(a) by soliciting shareholders without filing a proxy statement in late January and early February when it publicly proposed an alternative transaction to which it would be a party. MCC also, ironically, alleged that the disclosures made by FrontFour, Moab and NexPoint were false in violation of Section 14(a) and Rule 14a-9.

22.              In the MCC Federal Action, MCC asks the SDNY to enjoin FrontFour and Moab from voting their 3.5 million shares (approximately 6.6% of MCC’s outstanding shares) against the unfair Proposed Transactions. MCC further requests that the court enjoin FrontFour, Moab and NexPoint from soliciting votes against the Proposed Transactions. Thus, MCC seeks to sterilize a substantial portion of MCC’s stock from voting against the Proposed Transactions and to silence the most vocal critics of the Proposed Transactions. Defendants adjourned the MCC stockholder meeting in order to provide time for the SDNY to sterilize a substantial portion of the opposition block.

23.              On March 14, 2019, the Defendants announced their intention to again adjourn the MCC stockholders meeting, stating they expect to hold the meeting on March 29, 2019. While in their press release and SEC filings the Defendants contend “it has become necessary” to adjourn the meeting, there is no explanation as to why, no acknowledgement of or reference to the injunction issued in the FrontFour Action and no corrective disclosures as the Court ordered.

CLASS ACTION ALLEGATIONS

24.              Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other holders of MCC common stock (except FrontFour, Defendants herein and any person(s), firm, trust, corporation or other entity related to or affiliated with Defendants and Defendants’ successors in interest) who have been damaged by Defendants’ wrongful actions, as more fully described herein.

25.              This action is properly maintainable as a class action.

26.              The Class is so numerous that joinder of all members is impracticable. MCC has hundreds or thousands of former stockholders who are scattered throughout the United States. As of December 21, 2018, there were 54,474,211 shares of MCC common stock outstanding.

27.              There are questions of law and fact common to the Class including, inter alia, whether:

(a)         the Defendants breached their fiduciary duties; and

(b)         Plaintiff and the other members of the Class were injured by the wrongful conduct alleged herein and, if so, what is the proper measure of damages.

28.              Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

29.              The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class, which would as a practical matter be disjunctive of the interests of the other members not parties to the adjudications, or substantially impair or impede their ability to protect their interests.

30.              FrontFour is a defendant in the MCC Federal Action. MCC alleges that FrontFour acquired over 90% of its MCC shares after the Proposed Transactions were announced and has committed several securities laws violations. Plaintiff does not concede that any of MCC’s allegations are true or that any of its claims are meritorious. Indeed, those running MCC have repeatedly breached their fiduciary duties including by agreeing to what the Court found to be an unfair transaction and disclosing what the Court found to be false and materially misleading information to MCC stockholders. Nevertheless, MCC has an action pending against FrontFour in federal court and the Class’s best interests are served by having a representative plaintiff that is not subject to the unique claims that MCC has asserted against FrontFour. Plaintiff’s proposed Class does not include FrontFour, which has its own action pending and its own counsel to defend against any unique claims MCC asserts.

COUNT I

For Breach of Fiduciary Duty Against the Defendants

31.              Plaintiff repeats and re-alleges each and every allegation contained above as if fully set forth herein.

32.              The Defendants, as directors and/or officers of MCC owe Plaintiff and the Class fiduciary duties of loyalty and due care.

33.              The Defendants have agreed to the Proposed Transactions, which the Court found are not fair to MCC stockholders, in breach of their fiduciary duties.

34.              The Defendants have caused MCC to make materially false and misleading disclosures. The MCC stockholder meeting was adjourned in order to avoid stockholder disapproval of the Proposed Transactions.

35.              The Defendants, however, caused MCC to publicly file disclosures that contended the adjournment was the result of delays in regulatory approvals, a government shutdown, or with no explanation at all.

36.              As a direct and proximate result of the Defendants’ breaches of fiduciary duty, Plaintiff and the Class have suffered injury.

COUNT II

For Breach of Fiduciary Duty Against the Defendants for Interfering with the
Stockholder Vote to Effectuate the Proposed Transactions

37.              Plaintiff repeats and re-alleges each and every allegation contained above as if fully set forth herein.

38.              The Defendants were not properly motivated in repeatedly adjourning the MCC stockholders meeting and authorizing the MCC Federal Action. The Defendants’ desire to effectuate the Proposed Transactions is not a legitimate objective, as this Court has held the Proposed Transactions are not fair to MCC stockholders and the Defendants breached their fiduciary duties in agreeing to the Proposed Transactions.

39.              The Defendants are not independent. This Court has already found that a majority of the Defendants are self-interested in or loyal to others (i.e., the Taube brothers and Tonkel) who are interested in the Proposed Transactions. A majority of the MCC Board will be continuing as directors and/or officers of the proposed combined company.

40.               The Defendants precluded the MCC stockholders from exercising their right to vote by repeatedly adjourning the MCC stockholder meeting and attempting to thwart votes through litigation.

41.              The Defendants did not act with a proper purpose but instead acted in bad faith in repeatedly adjourning the MCC stockholders meeting and authorizing the MCC Federal Action. These actions were taken to avoid stockholder rejection of the Proposed Transactions.

42.              In approving the Proposed Transactions as directors of MCC, the Defendants breached their fiduciary duties. Their continuing attempts to effectuate the Proposed Transactions are further breaches of their fiduciary duties.

43.              The Defendants must have a compelling justification to interfere with the stockholder franchise. Their repeated adjournments of the MCC stockholder meeting and initiation of the MCC Federal Action are subject to enhanced scrutiny, which they cannot withstand.

COUNT III

Determination of Result of MCC Stockholder Vote

44.              The special meeting of MCC stockholders to vote on the Proposed Transactions has been thrice adjourned.

45.              On information and belief, each time the meeting was adjourned, had it gone forward and proxies tallied, the Proposed Transactions would have been disapproved.

46.               If the Proposed Transactions are purportedly approved by MCC stockholders once the meeting is reconvened, such approval will have been procured through the manipulation of the vote by the Defendants.

47.               Accordingly, pursuant to 8 Del. C. §§ 225 and 227 this Court should hear and determine the results of any election in which the MCC stockholders purportedly approve the Proposed Transactions.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.               Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the Class representative;

B.               Declaring that the Defendants breached their fiduciary duties owed to Plaintiff and the Class;

C.               Declaring that the March 7 Adjournment Announcement was a breach of fiduciary duty and the March 7 Adjournment Announcement was materially misleading and incomplete;

D.              Ordering Defendants to provide complete and accurate disclosures concerning the reasons for any prior adjournments of the MCC stockholder meeting to vote on the Proposed Transactions;

E.               Preliminarily and permanently enjoining Defendants from adjourning the MCC stockholder meeting to vote on the Proposed Transactions, or should the Court decline to issue an injunction, ordering Defendants to provide complete and accurate disclosures concerning the reasons for any future adjournments of the MCC stockholders meeting to vote on the Proposed Transactions;

F.               Determining the result of any vote in which the MCC stockholders purportedly approve the Proposed Transactions;

G.               Awarding damages to Plaintiff and the Class;

H.               Awarding Plaintiff the costs and disbursements of this action, including attorneys’ and experts’ fees; and

I.                Granting such other and further relief as is just, proper and equitable.

Dated: March 20, 2019	PRICKETT, JONES & ELLIOTT, P.A.

/s/ Kevin H. Davenport
OF COUNSEL: KESSLER TOPAZ MELTZER & CHECK, LLP Eric L. Zagar	Michael Hanrahan (ID No. 941)
Paul A. Fioravanti, Jr. (ID No. 3808)
Corinne Elise Amato (ID No. 4982)
Kevin H. Davenport (ID No. 5327)
John G. Day (ID No. 6023)
1310 N. King Street
Wilmington, Delaware 19801
(302) 888-6500
Christopher M. Windover
280 King of Prussia Road	Counsel for Plaintiff Stephen Altman
Radnor, Pennsylvania 19087
(610) 667-7706

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STEPHEN ALTMAN, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.	C.A. No.

BROOK TAUBE, SETH TAUBE, JEFF TONKEL, ARTHUR S. AINSBERG, KARIN HIRTLER-GARVEY, MARK LERDAL and JOHN E. MACK,

Defendants.

VERIFICATION TO CLASS ACTION COMPLAINT AND AFFIDAVIT
PURSUANT TO RULE 3(aa) and 23(aa)

STATE OF OHIO	)
) :SS.
COUNTY OF CUYAHOGA	)

I, STEPHEN ALTMAN, do hereby depose and say on this 20TH day of March, 2019 that:

1.                I am a beneficial owner of Medley Capital Corporation common stock at the time of the wrongs complained of in the foregoing Verified Class Action Complaint (the “Complaint”).

2.                I am a plaintiff in this matter.

3.                I have read the Complaint and have authorized its filing.

4.                The facts alleged in the Complaint are true and correct to the best of my knowledge, information and belief.

5.                In accordance with Delaware Chancery Court Rule 23(aa), I have not received, been promised or offered, and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except for:

(a)          such damages or other relief as the Court may award to members of the class;

(b)          such fees, costs or other payments as the Court expressly approves to be paid to or on behalf of me; or

(c)          reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

STEPHEN ALTMAN

SWORN TO AND SUBSCRIBED before me, a Notary Public in the State and County aforesaid, this 20th day of March, 2019 by STEPHEN ALTMAN.

Notary Public
My Commission Expires: 08/21/2019

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)
OF THE RULES OF THE COURT OF CHANCERY

The information contained herein is for the use by the Court for statistical and administrative purposes only. Nothing stated herein shall be deemed an admission by or binding upon any party.

Caption of Case: Stephen Altman, Plaintiff v. Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg,, Karin Hirtler-Garvey, Mark Lerdal and John E. Mack

1. Date Filed: March 20, 2019	Michael Hanrahan (DE Bar No. 941) Paul A. Fioravanti, Jr. (DE Bar No. 3808)
2. Name and address of counsel for plaintiff(s):	Kevin Davenport (DE Bar No. 5327) Corinne Elise Amato (DE Bar No. 4982) John G. Day (DE Bar No. 6023) Prickett, Jones & Elliott, P.A. 1310 N. King Street Wilmington, DE 19801

3.          Short statement and nature of claim asserted: Plaintiff seeks injunctive relief preventing adjournment of stockholder meeting to vote on merger, and review of any stockholder vote purportedly approving merger.

4.          Substantive field of law involved (check one):

____Administrative law	____Labor law	____Trusts, Wills and Estates
____Commercial law	____Real Property	____Consent trust petitions
____Constitutional law	____348 Deed Restriction	____Partition
X Corporation law	____Zoning	____Rapid Arbitration (Rules 96, 97)
____Trade Secrets/trade mark/or other intellectual property		____Other

5.          Related cases, including any Register of Wills matters (this requires copies of all documents in this matter to be filed with the Register of Wills):

Stephen Altman v. Medley Capital Corporation, C.A. No. 2019-0031-KSJM (Del. Ch.)

FrontFour Capital Group LLC v. Medley Capital Corporation, C.A. No. 2019-0021-KSJM (Del.Ch.)

FrontFour Capital Group LLC v. Taube, et al., C.A. No. 2019-0100-KSJM (Del. Ch.)

6.          Basis of court’s jurisdiction (including the citation of any statute(s) conferring jurisdiction):

10 Del. C. § 341

7.          If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

Preliminary injunction blocking adjournment of stockholder meeting.

8.          If the complaint seeks a TRO, summary proceedings, a Preliminary Injunction, or Expedited Proceedings, check here X. (If #9 is checked, a Motion to Expedite must accompany the transaction.)

9.          If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause. X

/s/ Kevin H. Davenport (5327)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STEPHEN ALTMAN, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.	C.A. No.

BROOK TAUBE, SETH TAUBE, JEFF TONKEL, ARTHUR S. AINSBERG, KARIN HIRTLER-GARVEY, MARK LERDAL and JOHN E. MACK,

Defendants.

STATEMENT OF GOOD CAUSE

I, Kevin H. Davenport, am a director of the firm Prickett, Jones & Elliott, P.A. and a member in good standing of the Bar of the State of Delaware. With my firm, I am counsel to Plaintiff Stephen Altman in this action. We respectfully submit that this action should not be assigned to a Master in the first instance because Plaintiff is seeking a preliminary injunction related to a stockholders meeting scheduled to take place on March 29, 2019.

Dated: March 20, 2019	PRICKETT, JONES & ELLIOTT, P.A.

/s/ Kevin H. Davenport
OF COUNSEL: KESSLER TOPAZ MELTZER & CHECK, LLP Eric L. Zagar	Michael Hanrahan (ID No. 941)
Paul A. Fioravanti, Jr. (ID No. 3808)
Corinne Elise Amato (ID No. 4982)
Kevin H. Davenport (ID No. 5327)
John G. Day (ID No. 6023)
1310 N. King Street
Wilmington, Delaware 19801
(302) 888-6500
Christopher M. Windover
280 King of Prussia Road	Counsel for Plaintiff Stephen Altman
Radnor, Pennsylvania 19087
(610) 667-7706

4823-0965-8760, v. 1

2

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

FRONTFOUR CAPITAL GROUP LLC, and FRONTFOUR MASTER FUND, LTD., on behalf of themselves and similarly situated stockholders of MEDLEY CAPITAL CORPORATION,

Plaintiffs,

v.

BROOK TAUBE, SETH TAUBE, JEFF TONKEL, MARK LERDAL, KARIN HIRTLER-GARVEY, JOHN E. MACK, ARTHUR S. AINSBERG, MEDLEY MANAGEMENT, INC., SIERRA INCOME CORPORATION, MEDLEY CAPITAL CORPORATION, MCC ADVISORS LLC, MEDLEY GROUP LLC, and MEDLEY, LLC

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2019-0100-KSJM

MEMORANDUM OPINION

Date Submitted: March 9, 2019

Date Decided: March 11, 2019

Date Revised: March 22, 2019

A. Thompson Bayliss, J. Peter Shindel, Jr., Daniel J. McBride, ABRAMS & BAYLISS LLP, Wilmington, Delaware; OF COUNSEL: Lori Marks-Esterman, Adrienne M. Ward, Nicholas S. Hirst, OLSHAN FROME WOLOSKY LLP, New York, New York; Attorneys for Plaintiffs FrontFour Capital Group LLC and FrontFour Master Fund, Ltd.

William M. Lafferty, John P. DiTomo, Daniel T. Menken, Aubrey J. Morin, MORRIS, NICHOLS, ARSHT & TUNNELL LLP, Wilmington, Delaware; OF COUNSEL: Jason M. Halper, Nathan M. Bull, Adam K. Magid, Matthew M. Karlan, CADWALADER, WICKERSHAM & TAFT, LLP, New York, New York; Attorneys for Defendants Brook Taube, Seth Taube, Jeff Tonkel, Medley Management Inc., MCC Advisors LLC, Medley Group LLC, and Medley LLC.

Blake Rohrbacher, Kevin M. Gallagher, Kevin M. Regan, Nicole M. Henry, RICHARDS, LAYTON & FINGER, Wilmington, Delaware; OF COUNSEL: Matthew L. Larrabee, Paul C. Kingsbery, Shriram Harid, DECHERT LLP, New York, New York, Joshua D.N. Hess, DECHERT LLP, Washington, D.C.; Attorneys for Defendant Sierra Income.

Garrett B. Moritz, Eric D. Selden, S. Michael Sirkin, ROSS ARONSTAM & MORITZ LLP, Wilmington, Delaware; OF COUNSEL: Alan R. Friedman, Samantha V. Ettari, Jared I. Heller, KRAMER LEVIN NAFTALIS & FRANKEL LLP, New York, New York; Attorneys for Defendants Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg.

McCORMICK, V.C.

Due to the press of time,1 aspects of this decision lack polish or extended treatment.

March came in like a lion. Snow flurries and gray overcast covered downtown Wilmington for most of March’s early days. The courthouse witnessed another flurry of activity during those days as the plaintiffs, FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (“FrontFour”), tried their expedited claims to enjoin transactions orchestrated by twin brothers Brook and Seth Taube.

The challenged transactions, which were announced on August 9, 2018, would combine an asset management firm founded and majority owned by the Taube brothers, Medley Management, Inc. (“Medley Management”), with two business development corporations that Medley Management advises, Medley Capital Corporation (“Medley Capital”), and Sierra Income Corporation (“Sierra”). If the transactions proceed, Sierra will acquire first Medley Capital and then Medley Management in two cross-conditioned mergers, with Sierra as the surviving combined entity (the “Proposed Transactions”). Medley Management will receive per share $3.44 cash, plus $.065 in cash dividends, and the right to receive .3836 shares of Sierra stock, which represents a premium of approximately 100% to Medley Management’s trading price. The Taube brothers and their management team will receive lucrative employment contracts with the combined company. Medley Capital stockholders, including FrontFour, will receive per share the right to 0.8050 shares of Sierra stock, which provides no premium against Medley Capital’s net asset value (“NAV”).

[1]	This litigation commenced on February 11, 2019. The parties stipulated to an expedited schedule to accommodate a March 31, 2019 drop-dead date under the challenged merger agreements. Pre-trial briefs were submitted on Monday, March 4. Over 800 trial exhibits arrived in Chambers on Tuesday, March 5. Trial took place on March 6–7. On the second day of trial, the acquirer informed the Court that its “rights under the Merger Agreements will be eviscerated if the Court does not issue a decision on Plaintiffs’ request for an injunction by 9 a.m. on Monday, March 11.” Post-trial briefs were filed at 8 a.m. on Saturday, March 9. Daylight savings time began on Sunday, March 10, further depriving the Court of an hour and confirming Murphy’s law.

The Taube brothers proposed the transactions in late June 2018. They touted size/scale, asset quality, and internalized management resulting from the transactions as beneficial to all of the parties. They set an aggressive timeline to permit announcement of a deal in early August 2018 in connection with the release of second-quarter financials. In response to the proposal, each of the three affiliated entities empowered a special committee to negotiate and, if appropriate, recommend the transaction. It was July 11th before the Medley Capital special committee had retained a financial advisor and was prepared to negotiate, leaving only a few weeks to negotiate under the Taube brothers’ timeline. During that time, the Medley Capital special committee negotiated a slightly better exchange ratio, secured the Taube brothers’ agreement to waive payments in connection with a valuable tax receivable agreement (“TRA”), and obtained the opinion of an independent compensation expert that the Taube brothers’ compensation packets were reasonable. The committee members also secured for themselves the agreement that two of the four of them—to be determined through an interview process following announcement of the Proposed Transactions—would serve on the board of the combined entity.

From a distance, this process appeared arm’s-length. The December 2018 proxy recommending that the stockholders approve the Proposed Transactions certainly made it seem that way.

At trial, FrontFour proved otherwise. FrontFour commenced this litigation on February 11, 2019. They claimed that the Medley Capital directors, who include the Taube brothers, breached their fiduciary duties to the common stockholders by entering into the Proposed Transactions. They accused Sierra of aiding and abetting in those breaches. They also claimed that Medley Capital’s public disclosures failed to provide several categories of information material to stockholders considering the Proposed Transactions.

In reality, when the Taube brothers proposed the transactions in June 2018, Medley Management was facing enormous financial pressure. Medley Management had engaged in two sales processes in 2017, both of which failed, which left merging with affiliates as Medley Management’s only solution. As part of the 2017 sales processes, Medley Management had secured standstill agreements from around thirty potential bidders, which prevented those third parties from proposing transactions with Medley Capital. During negotiations with one bidder during the 2017 sales process, the Taube brothers had already agreed to give up the TRA for substantially less consideration than they will receive under the Proposed Transactions. In 2018, Medley Management received two inbound expressions of interest for Medley Capital, which they ignored. The Medley Capital special committees did not know any of this information before this litigation. They were not told. They did not ask.

In the midst of this informational vacuum, Medley Capital’s special committee members determined not to run any pre-signing market check or consider alternative transactions. They made this determination, although around that time at least one stockholder was agitating for Medley Capital to engage in a sales process. They capitulated to the aggressive timeline, although Medley Capital had no business reasons for rushing toward a deal. Then, they insulated the deal from a post-signing market check by agreeing to deal protections, including a no-shop.

This post-trial decision finds that the Proposed Transactions trigger the entire fairness test. FrontFour proved that half of the Medley Capital special committee was beholden to the Taube brothers, and thus the Taube brothers dominated and controlled the board with respect to the Proposed Transactions. Defendants failed to meet their burden of proving that the Proposed Transactions are entirely fair. The deal protections of the merger agreement also fail enhanced scrutiny.

As relief, FrontFour seeks a curative shopping process, devoid of Medley Management’s influence, free of any deal protections, plus full disclosures. One obstacle prevents the Court from issuing this relief: FrontFour failed to prove that the acquirer, Sierra, aided and abetted in the other defendants’ breaches of fiduciary duties. Under the Delaware Supreme Court’s decision in C & J Energy,2 an injunction may not issue if it would “strip an innocent third party of its contractual rights” under a merger agreement, unless the party seeking the injunction proves that the third party aided and abetted a breach of fiduciary duty by the target directors. Ordering a go-shop despite the no-shop and preventing enforcement of the deal protections would effectively strip Sierra of its contractual rights.

And so, what came in like a lion goes out like a lamb: Under C & J Energy, FrontFour’s requested relief must be denied.

[2]	C & J Energy Servs., Inc. v. City of Miami Gen. Empls.’ and Sanitation Empls.’ Ret. Tr., 107 A.3d 1049, 1071–72 (Del. 2014).

Medley Capital’s stockholders, however, are entitled to corrective disclosures. The proxy creates the misleading impression that the special committee replicated arm’s-length negotiations amid the conflicts tainting the Proposed Transactions. To vote on an informed basis, the stockholders must know the reality—that the majority of the members of the special committee failed to act independently when negotiating the Proposed Transactions. Further, the stockholders are entitled to additional disclosures concerning third-party expressions of interests. On this topic, disclosures to date have been incomplete or, in one instance, outright false. Any stockholder vote on the Proposed Transactions is enjoined pending corrective disclosures consistent with the matters discussed in this decision.

I.	FACTUAL BACKGROUND

Trial took place over one and three-quarter days. The record comprises over 800 trial exhibits, live testimony from six fact and two expert witnesses, deposition testimony from five fact witnesses, and ninety-seven stipulations of fact.3 The parties submitted pre-trial and post-trial briefs. These are the facts as I find them after trial.

[3]	The Factual Background cites to: docket entries (by docket “Dkt.” number); trial exhibits (by “JX” number); the trial transcript (“Trial Tr.”); and stipulated facts set forth in the Parties’ Pretrial Order (Dkt. 128) (“PTO”). The parties called by deposition John Mack, Russ Hutchinson on behalf of Goldman Sachs, John Simpson on behalf of Broadhaven, Jeffrey Young on behalf of Origami, and Thomas Surgent on behalf of NexPoint. The transcripts of their respective depositions are cited using the witnesses’ last names and “Dep. Tr.” (e.g., “Mack Dep. Tr.”).

A.	The Taube Brothers, the Medley Entities, and Medley Capital

Each of the entities named as a defendant in this action is an affiliate of Medley Management, a publicly traded asset management firm formed by Brook and Seth Taube. Brook, Seth, and their younger brother, Chris, control Medley Management through majority ownership.4 Medley Management is the parent entity of several registered investment advisors, which manage several funds, including Medley Capital and Sierra (collectively, the “Medley Entities”). The Medley Entities’ organizational structure is reflected in the attached chart.5

[4]	The three Taube brothers own about 82% of Medley Group LLC. Trial Tr. at 311:17–312:11 (Taube). Medley Group LLC, in turn, owns 97.7% of Medley Management. Id. at 321:12–14.
[5]	See Dkt. 136, Ex. A: PDX 001. This decision refers to a number of demonstratives that summarize the record evidence and were publicly filed by the parties. Referring to charts has the added bonus of appealing to the visual learner. The Charts need a cipher, as this decision uses different defined terms to refer to each of the Medley Entities to improve readability: MDLY = Medley Management; MCC = Medley Capital; SIC = Sierra.

Medley Capital is a business development corporation (“BDC”) formed by the Taube brothers in 2011.6 BDCs are special investment vehicles regulated under the Investment Company Act of 1940 (the “’40 Act”) and designed to facilitate capital formation for small and middle-market companies.7 Medley Capital describes its business as “generat[ing] income and capital appreciation by lending directly to privately held middle market companies . . . .”8 Medley Capital “source[s] investment opportunities through direct relationships with companies, financial intermediaries . . . , as well as through financial sponsors.”9 Medley Capital launched its initial public offering in 2011.10

Medley Capital licenses its name from the Medley Entities.11 Medley Capital has no employees, offices, or physical assets of its own; all of this is supplied by its external advisor, MCC Advisors LLC (“Advisors”), a Medley Management subsidiary. The Medley Entities experience total insider overlap. Every member of Medley Capital’s management team holds management positions, and each of Medley Capital’s inside directors hold board seats in other Medley Entities, including Medley Management, Advisors, and Sierra.12

[6]	PTO ¶¶ II.3, II.5.
[7]	See generally U.S. Securities and Exchange Commission, Fast Answers: Investment Company Registration and Regulation Package, available at https://www.sec.gov/investment/fast-answers/divisionsinvestmentinvcoreg121504htm.html#P75_10439 (last visited Mar. 7, 2019); Morrison Foerster, FAQs About BDCs, https://media2.mofo.com/documents/faq-business-development-companies.pdf (last visited Mar. 11, 2019). See also Medley Capital Corp., Annual Report (Form 10-K) at 30 (Feb. 14, 2018) (“We are classified as a non-diversified investment company within the meaning of the ’40 Act, which means that we are not limited by the ’40 Act with respect to the proportion of our assets that we may invest in securities of a single issuer.”).
[8]	JX 013 at p.4.
[9]	Id.
[10]	PTO ¶ II.21.
[11]	JX 051 at p.23.
[12]	See Dkt. 136, Ex. A: PDX 005 (“Medley Entities: Overlapping Management & Directors”).

Advisors manages Medley Capital pursuant to an Amended and Restated Investment Management Agreement (the “Management Agreement”) dated January 19, 2014.13 Under that agreement, Medley Capital pays Advisors a base management fee of 1.75% of Medley Capital’s gross assets and a two-part incentive fee calculated from net investment income (“NII”) and net capital gains.14 Advisors has broad discretion in making investment decisions and directing Medley Capital’s rights under its debt instruments.15 Such external management arrangements are common among BDCs.16

[13]	JX 004. Advisors provides Medley Capital’s office facilities, equipment, and other administrative services to Medley Capital pursuant to a separate administration agreement. PTO ¶ II.23; JX 051 at p.23. For the years ended September 30, 2017, 2016, and 2015, Medley Capital paid Advisors $3.8 million, $3.9 million, and $4.1 million, solely for administrative expenses, respectively. Id.
[14]	PTO ¶ II.24; JX 004 § 8.
[15]	Trial Tr. at 313:17–315:23 (Taube testimony). “We [Advisors] make the loans on behalf of Medley Capital . . . as the manager, we manage all aspects of the loan from inception through to repayment, and the board isn’t involved in how we process the loan at any time.” Id. at 315:7–14.
[16]	See Trial Tr. at 417:22–418:5 (Hirtler-Garvey).

Under the ’40 Act, a majority of Medley Capital’s board of directors (the “Board”) must be independent, and Medley Capital cannot enter into any transaction with its external advisor without the approval of a majority of its independent directors.17 Medley Capital has a seven-member Board divided into three classes.18 The directors are elected by a plurality vote and serve staggered three-year terms.19 Medley Capital’s current Board comprises three inside directors and four independent directors.20 Medley Capital’s inside directors are Brook Taube, Seth Taube, and their friend of thirty years, Jeff Tonkel.21 Medley Capital’s outside directors are John E. Mack, Karin Hirtler-Garvey, Arthur S. Ainsberg, and Mark Lerdal.22 Mack, Hirtler-Garvey, and Ainsberg joined the Board in 2011.23 Lerdal joined the Board in 2017.24

[17]	See 15 U.S.C. § 80a-56; JX 430 at p.14.
[18]	Medley Capital Corp., Registration Statement Amendment (Form N-2/A) (Nov. 23, 2010), Ex. 99.A.3 (“Medley Capital Certificate of Incorporation”) § 6.3; Id., Ex. 99.B.3 (“Medley Capital Bylaws”) § 3.1 (“The number of directors which shall constitute the whole of the Board of Directors shall be seven.”).
[19]	Medley Capital Certificate of Incorporation § 6.3.
[20]	Medley Capital Corp., Annual Report (Form 10-K) at 72 (Dec. 4, 2018).
[21]	PTO ¶¶ II.4–6; Medley Capital Corp., Annual Report (Form 10-K) at 72 (Dec. 4, 2018); Trial Tr. at 318:12–16 (Taube testifying that he has known Tonkel since college).
[22]	PTO ¶¶ II.7–10.
[23]	Id. ¶¶ II.7–9.
[24]	Id. ¶ II.10.

Under the ’40 Act, Medley Capital’s independent directors must annually review and, if appropriate, approve its Management Agreement.25 In the approval process, the outside directors confer with counsel and review management fee levels of other BDCs.26 Under the ’40 Act, the Management Agreement must be terminable at will on 60 days’ notice without a termination fee.27 The outside directors have never considered Advisors’ performance28 or threatened (or even considered threatening) to terminate the Management Agreement as part of their annual review or otherwise.29

In sum, Medley Capital depends on the Taube brothers for its day-to-day operations, office space, office equipment, staff, and even its name. Medley Capital has the right to terminate Advisors’ Management Agreement, but has never considered using that right. Termination of that agreement would not extricate Medley Capital from the Taube brothers’ influence in any event, given the other points of overlap.

[25]	15 U.S.C. § 80a-15(a)(2).
[26]	Trial Tr. at 163:10–21 (Ainsberg); Mack Dep. Tr. at 40:21–41:9.
[27]	Id. § 80a-15(a)(3); PTO ¶ II.23; see Trial Tr. at 286:20–287:2 (Taube); id. at 162:24–163:21 (Ainsberg).
[28]	Trial Tr. at 197:11–14 (Ainsberg) (“Q. .. . . [T]he Medley Capital board has never considered declining to renew Medley Capital Advisors’ contract due to poor performance, has it? A. It has not.”).
[29]	Mack Dep. Tr. at 43:10–12 (“Q: Has the Board ever considered terminating the investment management agreement? A: Not that I’m aware of.”); Trial Tr. at 197:11–14 (Ainsberg) (“Q: .. . . [T]he Medley Capital board has never considered declining to renew Medley Capital Advisors’ contract due to poor performance, has it? A. It has not.”); id. 390:1–5 (Hirtler-Garvey) (“Q: Now, did you ever discuss with your special committee members or with the other independent directors of the board, I guess, terminating that contract? A. We have not.”).

Another salient fact: None of Medley Capital’s fiduciaries (officers and directors) have interests aligned with the interests of Medley Capital’s common stockholders.

As to the inside directors and management, their financial interests lie in Medley Management,30 although the Taube brothers beneficially own just under 15% of Medley Capital’s common stock.31 If the Proposed Transactions close, the Taube brothers and Tonkel will each receive compensation for their Medley Management interests, as well as lucrative compensation packages more secure than the at-will Management Agreement.32

[30]	The Taube brothers have close to a 100% ownership interest in Management. See PTO ¶ II.5 (“Seth Taube, with Brook Taube, is the beneficial owner of . . . 97.7% of the voting interests in [Medley Management] common stock”); PDX 001. Tonkel owns 6% of the units in Medley LLC, which are exchangeable for shares of MDLY Class A stock. PTO ¶ II.6.
[31]	PTO ¶ II.5 (“Seth Taube, with Brook Taube, is the beneficial owner of 14.6% of Medley Capital common stock”); Trial Tr. at 281:19–21 (Taube) (“Management and Medley [Management] have, in combination, approximately 14.9 percent interest in Medley Capital Corporation shares.”).
[32]	Under the terms of the Proposed Transactions: Brook Taube will be Chairman and CEO of the combined company, receive an annual base salary of $600,00, and be eligible for additional performance-based compensation of $1,200,00 cash and $2,000,000 in restricted shares; Seth Taube will be Vice Chairman, Senior Executive Vice President, and Senior Managing Director of the combined company, receive an annual base salary of $480,000, and be eligible for additional performance-based compensation of $600,000 in cash and $1,150,000 in restricted stock; and Tonkel will be President, receive an annual base salary of $480,000, and be eligible for additional performance-based compensation of $600,000 cash and $1,150,000 in restricted stock. PTO ¶¶ II.69–71.

As to the outside directors, the value of their director fees dwarfs the value of their Medley Capital common stock.33 Ainsberg, Hirtler-Garvey, and Mack have each been paid over $1 million for serving on the Board and its committees.34 For the company’s fiscal year ending September 30, 2018, Ainsberg earned $299,000 as a Medley Capital director, representing roughly half of his 2018 income.35 Lerdal has been paid $288,702 for his two years as Medley Capital director.36 By contrast, at the deal price, the value of all of the outside directors’ combined common stock is under $40,000.37 In the Proposed Transactions, two of Medley Capital’s four outside directors will serve on the Board of the combined company; all four outside directors interviewed for the position after the Merger Agreement was signed.38

[33]	Ainsberg owns only 3,000 shares of Medley Capital stock, which he purchased shortly after joining the Medley Capital Board (JX 001); Hirtler-Garvey owns only 3,000 shares of Medley Capital stock, which were purchased shortly after the IPO (JX 003); Mack owns only 1,000 shares of Medley Capital stock, which were purchased in 2012 (JX 002); and Lerdal does not own any shares of Medley Capital stock. None of them have elected to receive Medley Capital stock in lieu of cash compensation since 2011, and none of the independent directors have acquired shares in Medley Capital since 2012. JX 1–JX 3; JX 417 at p.559.
[34]	Each independent director receives an annual fee of $90,000. Medley Capital Corp., Annual Report (Form 10-K) at 78 (Dec. 4, 2018). In addition, Chairman of the Audit Committee receives an annual fee of $25,000, and chairpersons of the Nominating, Corporate Governance, and Compensation Committees receive annual fees of $10,000. Id. Other members of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee receive annual fees of $12,500, $6,000, and $6,000, respectively. Each independent director on the special merger committee received a one-time retainer of $25,000, the chairman of the special committee receives a monthly fee of $15,000 and other members receive a monthly fee of $10,000. Id. For Medley Capital’s fiscal year ending on September 30, 2018, Ainsberg received $299,000, Hirtler-Garvey received $267,500, Mack received $275,000, and Lerdal received $252,500. Id.
[35]	JX 622 at pp.7–11.
[36]	Medley Capital Corp., Proxy Statement (Form DEF 14A), Proposal I (Dec. 21, 2017) (reporting compensation of $36,202 for fiscal year ending Sept. 30, 2017); Medley Capital Corp., Annual Report (Form 10-K) at 78 (Dec. 4, 2018) (reporting compensation of $252,500 for the fiscal year ending September 30, 2018).
[37]	Seven thousand shares x $5.68 per share. JX 700, Medley Capital Corp., Proxy Statement (Form DEFM14A) (Dec. 21, 2018) (“Medley Capital Proxy”).
[38]	Mack Dep. Tr. at 102:2–14; Trial Tr. at 387:15–23; JX 379 at p.1.

B.	Pre-Signing Events

1.	Medley Management’s Failed Sales Processes

Since its January 20, 2011 IPO, by every industry measure, Medley Capital has been in a steady financial decline.39 This decline occurred during a period of sustained stock market and sector share price increases.40 Medley Capital’s performance is poor compared to its peers.41 Due to Medley Capital’s poor financial performance,42 Medley Management faced financial pressures.43

[39]	See Dkt. 118, Pls.’ Pretrial Br. at 17, Chart & n.3 (compiling data). Between its IPO and the announcement date of the challenged transactions, Medley Capital’s stock plummeted by approximately 72% and its cumulative return was -34%. JX 507 at p.7. The deterioration in Medley Capital’s net investment income (“NII”), a key metric in measuring BDC performance and a proxy for BDC earning power, and dividend are particularly dramatic. Since 2014, NII has plunged by 85% (from $1.58 to $0.23 per share), and the dividend has fallen by 65% (from $1.48 to $0.52 per share). JX 443 at p.8; Trial Tr. at 194:4–12 (Zenner). Because dividends have exceeded NII, Medley Capital has operated with an unsustainable shortfall since 2016. Id.
[40]	JX 509 at p.7.
[41]	The S&P BDC Index has had a positive 57% return since 2011. JX 443 at p.3; Trial Tr. at 469:23–470:2 (Zenner) (testifying that Medley Capital’s performance had been poor relative to its peers). As of August 9, 2018, Medley Capital had the largest discount to NAV (53%) of any BDC. JX 343 at p.33. As of year-end, Medley Capital has continued to languish at a 55% discount to NAV—the single largest NAV discount among the 46 BDCs covered by Raymond James’ investment banking group in their “BDC Weekly Insight” report (published January 3, 2019) and nearly 3x the BDC average discount of 19%. JX 434 at p.7.
[42]	At the end of 2017, the Management Agreement appears to have accounted for 21% of Medley Management’s fee-earning assets under management (“fee earning AUM” or “FEAUM”). Medley Management, Inc., Annual Report (Form 10-K) at 52–53 (Mar. 29, 2018). FrontFour quantifies the Management Agreement as producing about 30% of Medley Management’s fee revenue. JX 443 at p.10. Whichever way one computes the value of the Management Agreement to Medley Management, it is clearly significant.
[43]	Between 2016 and 2017, base management fees paid to Medley Capital Advisors fell from $19.5 million to $17.8 million. JX 051. The incentive fee had fallen from $8.0 million to $0.9 million in the same period, and Advisors was likely to lose all of its incentive fees from Medley Capital in 2018. JX 051 at F-51.

In May 2017, Medley Management embarked on a process to consider a range of strategic transactions.44 Medley Management retained UBS and Credit Suisse to conduct outreach.45 Nineteen parties expressed interest and seven executed confidentiality agreements, but the process ultimately failed.46

[44]	Id. at 288:17–289:22; PTO ¶ II.27; Medley Capital Proxy at 57. Medley Management internally referred to this process as “Project Redwood.” JX 027 (Project Redwood Management Presentation).
[45]	PTO ¶ II.27.
[46]	Id.; Medley Capital Proxy at 57–58. On July 2017, two interested parties submitted non-binding bids, but neither bid progressed beyond the initial indication of interest. PTO ¶ II.30; JX 621 (Pls.’ Expert Report of Dr. Kennedy) at ¶ 26 (“one cash proposal included an acquisition of [Medley Management] and [Advisors], and the other proposed a combination in exchange for consideration of cash and stock of the combined entity”); Medley Capital Proxy at 57 (“In July 2017, two of the interested parties submitted non-binding bids to acquire [Medley Management] and [Advisors]. One of the interested parties proposed an acquisition of [Medley Management] and [Advisors] for cash, and the other proposed a combination in exchange for consideration of cash and stock of the combined entity. However, neither bid progressed beyond the initial indication of interest.”).

In October 2017, Medley Management determined to restart the process and reach out to potential bidders.47 Medley Management retained Goldman Sachs & Co. LLC (“Goldman”) and Broadhaven Capital Partners, LLC (“Broadhaven”).48 They invited thirty-eight potential strategic partners to participate in the preliminary round of a two-round sale process.49 Twenty-four of them executed confidentiality agreements.50 Medley Management received three “viable” first-round, non-binding indications of interest.51 Only one bidder, “Party X,” made a second-round proposal.52 From January 12, 2018, through January 24, 2018, Medley Management and Party X engaged in negotiations and exchanged numerous proposals and counterproposals.53

[47]	Medley Management referred to this process internally as “Project Elevate.” See JX 029 (Project Elevate: Confidential Information Packet). The relevant record materials are: id.; JX 068 (Project Elevate: January 2018 Discussion Materials); JX 635 (Project Elevate: Apr. 2018 Process Summary); JX 639 (Project Elevate: July 2018 Process Summary); JX 646 (Project Elevate: Deal Point List); JX 035 (Project Elevate: Oct. 2017 Discussion Materials); JX 047 (Project Elevate: First Round Bid Summary Materials); JX 064 (Project Elevate: Discussion Materials); JX 205 (Project Elevate: July 2018 Process Updates).
[48]	JX 054 (letter engaging Goldman “as financial advisor in connection with the possible sale of all or a portion of [Medley Management]”); Medley Capital Proxy at 58.
[49]	JX 085.
[50]	Medley Capital Proxy at 58.
[51]	Id.
[52]	JX 057; JX 635 at p.3.
[53]	Medley Capital Proxy at 58.

The confidentiality agreements executed by third parties in Medley Management’s two sales processes prevented the third-parties from offering to enter into any transaction with funds managed by Medley Management, including Medley Capital.54 These restrictions applied for a “standstill period” following execution of the agreements. The standstill periods ranged from twelve to twenty-four months.55

[54]	They prevented the third parties from offering to acquire or be involved in “any acquisition, transaction, merger or other business combination relating to all or part of . . . any funds advised by [Medley Management] or acquisition transaction for all or part of the assets of . . . any funds advised by [Medley Management].” PTO ¶ II.28; see, e.g., JX 037 (Schroders Conf. Agr.) § 10.a. The agreements also restricted the third parties’ ability to “encourage, initiate, induce or attempt to induce [Medley Capital] . . . to terminate, amend or otherwise modify their advisory agreements with [Medley Management] during the Standstill Period.” PTO ¶ II.29. See, e.g., Schroders Conf. Agr. § 10.h.
[55]	See Dkt. 136, PDX 006 (Summary: Standstill Periods); id. PDX 007 (Summary: Standstill Periods, cont.).

On January 26, 2018, the Medley Capital Board convened a meeting to receive updates on Medley Management’s sales process.56 Brook Taube reported on the process as well as the status of negotiations with Party X.57 His report to the Board was high-level. It omitted information that he had presented to Medley Management’s board of directors that same day.58 The Board was not informed, for example, that the arm’s-length parties were only willing to pay premia of 8.4% (one third-party) – 30.0-55.4% (Party X). They were not told that Party X had dropped its price due to concerns about the performance of Medley Management. They were not made aware of the standstill provisions restricting transactions at Medley Capital. Before this litigation, none of the Board members ever asked for or were made aware of this information.

[56]	JX 065 at p.1.
[57]	Id. at pp.1–2.
[58]	Compare JX 067 (including half-page summary of the Goldman process and background on Party X) with JX 068 (including comprehensive information about the Medley Management bidding process, the terms of each bid, and financial terms proposed by Party X).

If consummated, Party X’s proposal would result in a change of control of Medley Management, triggering Medley Capital’s approval rights under the Management Agreement.59 To consider the impact of the Party X proposal on Medley Capital,60 the Board determined to establish a special committee.61 The Board appointed to the committee Ainsberg, Hirtler-Garvey, Mack, and Lerdal, with Ainsberg as chair (the “Special Committee”).62 The committee retained Kramer Levin as legal advisors.63

On March 15, 2018, Party X submitted a revised bid that reduced the proposed purchase price significantly and changed other important terms.64 Medley Management determined that the revised proposal was not in the best interests of Medley Management and terminated discussions.65 On May 2, 2018, Party X informed Medley Management that it did not intend to continue to pursue a potential transaction.66

[59]	JX 065 at p.2 (Jan. 26, 2018 Medley Capital Board meeting minutes, Brook reported that the contemplated transaction “would result in a change in control due to the fact that [Medley Capital’s] investment advisory agreement would be assigned to [Party X].”).
[60]	Trial Tr. at 293:13–24 (Taube) (“You know, when the determination was made to proceed with [Party X], we identified that, due to the assignment of the contract, that that was a decision that needed to be made. My recollection is that [the] special committee was formed so that they could make that decision and determination on their own without the interested board members.”).
[61]	JX 065 at pp.2–4.
[62]	Id.
[63]	Id. at p.5. The Medley Capital Board approved a $25,000 retainer for each committee member, a stipend of $15,000 per month for the committee chair, and a stipend of $10,000 per month for all other members. Id.
[64]	JX 087; Medley Capital Proxy at 59; JX 635 at p.5.
[65]	PTO ¶ II.40; Medley Capital Proxy at 59.
[66]	PTO ¶ II.41.

In April 2018, a third-party, Origami Capital Partners, LLC (“Origami”), reached out to Medley Capital several times to propose a potential transaction.67 On April 4, 2018, Origami submitted an indication of interest.68 Medley Capital publicly denied ever receiving that letter.69 But Origami addressed the April 2018 letter to both Brook Taube and Marilyn Adler, a Medley Capital Senior Managing Director.70 And Adler responded to the letter: “I am excited to tell you that Medley has agreed to discuss a process for the sale. I’ve given your name as a possible buyer. I am having a discussion this week and will update you as I know more.”71 Brook Taube still maintains: “It’s not clear to me where the mysterious correspondence came from.”72 Before this litigation, the Special Committee was not aware of Origami’s 2018 overtures.

[67]	JX 101; JX 107.
[68]	JX 544.
[69]	Medley Capital Corp., Current Report (Form 8-K) at 1 (Feb. 13, 2019) (“Contrary to Origami’s public statements, the Company never received a proposal to buy the SBIC Subsidiary from Origami until yesterday.”).
[70]	JX 100. Origami addressed the letter to Adler because it believed at the time that Adler was instructed to solicit expressions of interest to purchase Medley SBIC. Young Dep. Tr. at 78:6–7. Knowing that Brook and Adler worked together, Origami contacted the two of them. Id. at 77:13–15. Origami was “surprised and disappointed that [Brook] refused to respond.” Id. at 77:16–18.
[71]	JX 108.
[72]	Trial Tr. at 373:22–374:1.

As part of Medley Management’s negotiations with Party X, the Medley Entities’ founders (the Taube brothers and other executives) agreed to give-up their TRA,73 which was worth approximately $5.9 million for fifteen years following Medley Management’s IPO.74 Before this litigation, the Special Committee was not informed of Medley Management’s negotiations with Party X concerning the TRA.

2.	Medley Management’s Proposed Transactions with Medley Capital and Sierra

By May 2018, Brook Taube felt that Medley Management was “under enormous pressure” financially.75 Wells Fargo noted that Medley Capital’s “NAV has dropped for a remarkable fifteen quarters,”76 and observed Medley Capital’s “severe underperformance.”77 In Mack’s words, by May 2018, Medley Capital’s credit portfolio was “bottoming out.”78 The management team faced fee waivers at Medley Capital79 and NAV issues “across the board,” which would have a “meaningful impact on [Medley Management].”80

[73]	For some background on TRAs, see Lynnley Browning, Squeezing Out Cash Long After the I.P.O., New York Times (Mar. 13, 2013), available at https://dealbook.nytimes.com/2013/03/13/private-equity-squeezes-out-cash-long-after-its-exit/ (last visited Mar. 9, 2019).
[74]	Trial Tr. at 246–47 (Sterling).
[75]	JX 126 (May 9, 2018 email from Brook Taube).
[76]	JX 078 (Wells Fargo Equity Research Report, Medley Capital: We Were Wrong, But Staying the Course (Feb. 6, 2018)); see also JX 618 (Defs.’ Expert Report of Dr. Zenner) at p.56.
[77]	JX 129 (Wells Fargo Equity Research Report, Medley Capital: When the Going Gets Tough . . . (May 10, 2018)); see also JX 618 (Defs.’ Expert Report of Dr. Zenner) at p.58.
[78]	Mack Dep. Tr. at 61:16–25.
[79]	On May 4, 2018, Medley Capital Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018. JX 417 at p.16.
[80]	JX 126 at p.1. Trial Tr. at 287:18–23 (Taube) (“[W]e were under pressure. And by that I mean, we were not going to make the quarter. And I think on any quarter, we’re doing our best to make the earnings that we are targeting. In this quarter, as I recall, a few hundred thousand dollars was the difference.”).

Intensifying this pressure, in 2016, the Taube brothers caused Medley LCC, a subsidiary of Medley Management, to a Master Investment Agreement with affiliates of Fortress Credit Advisors, LLC (“Fortress”). Under the agreement, Fortress provided approximately $40 million in capital for Medley Capital projects. Fortress received a put right that, if exercised, forces Medley to “immediately redeem” Fortress’s interest.81 This put right can be triggered in if Medley LLC fails to pay Fortress a preferred distribution or if Medley ceases to control Advisors.82

[81]	Id. § 6.3.
[82]	Id. § 6.2.

Brook Taube proposed implementing drastic steps, including closing Sierra Total Return Fund83 to boost cash flow, ending the Sierra distribution to gain $4 million in EBITDA, and imposing other cost saving initiatives to squeeze another $2 million out of the business.84 On May 9, 2018, Brook even requested that two of his senior management members agree to defer cash payments owed to them and take Medley Management stock instead.85 His colleagues declined.86 Before this litigation, the Special Committee was unaware of the pressures Medley Management faced during this time period.87 In a candid moment during trial, Ainsberg admitted that he wished he had known.88

As one solution, the Taube brothers and their team began to contemplate a three-way combination between Medley Management, Medley Capital, and Sierra. Sierra is a non-traded BDC specializing in first lien, second lien, and subordinated debt of middle market companies with annual revenue between $50 million and $1 billion.89 Like Medley Capital, Sierra is externally managed by a Medley Management subsidiary.90 Sierra is much larger than Medley Capital. As of September 30, 2018, Sierra had total net assets of $687,862,000 and a NAV per share of $7.05.91

[83]	“[A]nother [investment] vehicle that was intended and still does follow in the tracks of [Sierra].” Trial Tr. at 282:14–17.
[84]	See JX 119.
[85]	JX 126 (May 9, 2018 email from Brook Taube).
[86]	JX 701; JX 133.
[87]	Trial Tr. at 215–17 (Ainsberg), 287–88 (Taube).
[88]	Id. at 215:18–217:2.
[89]	PTO ¶ II.12; JX 656.
[90]	Medley Capital Proxy at 21.
[91]	Id. at 360.

Internally, Medley Management referred to this new proposal as “Project Integrate.”92 Brook Taube had conceived of this transaction in March 2018 as a fallback to the Party X deal.93 By May 21, 2018, Project Integrate was at the top of the list of alternatives, and the management team was “very supportive.”94 By May 30, 2018, Brook Taube had asked Goldman and Broadhaven to consider the proposed three-way combination.95

[92]	See JX 091; JX 092.
[93]	JX 092 (Mar. 29, 2018 email from Brook: “I like project integrate / Let’s see if we can defer recapture and tax . . . and keep TRA / That would be good :-)”).
[94]	See JX 134.
[95]	JX 140.

At Sierra and Medley Capital board meetings on June 18 and 19, 2018, respectively, Medley Management formally introduced the idea of the three-way combination.96 The initial proposal was that each share of Medley Capital stock would be converted into the right to receive 0.76 shares of Sierra common stock. Sierra would acquire Medley Management for $3.75 in cash and 0.41 shares of Sierra common stock.97

The minutes of the January 19, 2019 Board meeting summarize Medley Management’s rationale behind the proposed transaction.98 In sum, the major benefits of the proposed transaction touted by the transaction’s proponents are: increased scale, increased liquidity, diversified asset pool, and internalization.99

[96]	JX 162; JX 163; JX 164.
[97]	JX 164.
[98]	Those minutes state: “[T]here was an industry-wide push for increased scale, . . . potential benefits of increased scale include better financing options, investment opportunities, and cost savings, among other benefits. In particular, by scaling the institutional manager, [the combined company, “Newco”] would be able to commit capital for investments alongside strategic partners and other institutional investors. He also pointed out that the Potential Transaction would create a streamlined organizational structure allowing for significant reductions in fixed costs and expenses. In addition, following the Potential Transaction, Newco would experience increased scale and liquidity. Newco would have approximately $1.2 billion in assets and would be the second largest internally managed [BDC] and the seventh largest BDC overall. Discussion ensued among members of the Board. Mr. Taube further noted that compared to externally managed BDCs, internally managed BDCs traded at a substantial market premium to book, or net asset value, and that issuing shares while trading at a premium would in and of itself be accretive. Mr. Taube emphasized, however, that it is not possible to precisely predict how the market would react to the Potential Transaction.” JX 164 at p.2.

At this point, it bears noting that none of the Board or Special Committee meeting minutes from June 2018 forward were finalized until after FrontFour commenced this litigation. Trial Tr. at 419:2–16 (Hirtler-Garvey); JX 293. For that reason, I do not view them as contemporaneous evidence or give them any presumptive weight, but rather use them to summarize Defendants’ litigation position.

[99]	JX 163 at p.7 (June 19, 2018 Medley Capital Board Presentation); Medley Capital Proxy at 26; JX 618 ¶ 25; Trial Tr. at 295:8–297:12 (Taube).

Of course, the Proposed Transactions posed significant conflicts. In an effort to simulate arm’s-length dealings, each of the three entities empowered a special committee to negotiate and, if appropriate, approve the transaction. Like Medley Capital, Sierra had formed a special committee in January 2018 to consider the impact of the Party X transaction;100 the committee had been in a holding pattern since that time. Each of the committees hired financial advisors. Medley Management hired Barclays Capital Inc. (“Barclays”);101 Medley Capital hired Sandler O’Neill + Partners, L.P. (“Sandler”), as discussed below; and Sierra hired Broadhaven.

100	Medley Capital Proxy at 71 (“[O]n January 26, 2018, [Medley] Management held meetings with the Medley Capital Board and the Sierra Board . . . [the] Sierra Board established . . .. the Sierra Special Committee . . . and authorized the committee[] to evaluate the merits of a potential sale of substantially all of [Advisors’] assets to Party X . . . .”).
101	PTO ¶ II.53. The decision to engage Barclays was made at the July 10, 2018 meeting of the Medley Management special committee. JX 204 at p.2.

Brook Taube facilitated the Sierra special committee’s retention of Broadhaven. He thought highly of Broadhaven’s Todd Owens,102 having known him for years.103 However, Medley Management had determined to retain Goldman only for Project Integrate—“two fees on the Integrate didn’t make sense.”104 So, Brook Taube agreed to introduce Broadhaven to the Sierra special committee,105 even though Broadhaven was still engaged by Medley Management.106 Brook Taube suggested the idea to Tonkel on June 6, 2018. Broadhaven terminated its engagement with Medley Management on June 16, 2018, and pitched the Sierra special committee on June 18, 2018.107 The Sierra special committee formally retained Broadhaven on June 29, 2018.108 Although Broadhaven terminated its Medley Management engagement without receiving any payment, the Sierra special committee agreed to make an up-front payment of $1 million, the same amount Broadhaven would have earned as a transaction fee if the Medley Management strategic process had concluded successfully.109

102	Trial Tr. at 349 (Taube).
103	Id. at 348.
104	Id. at 301; see also id. at 349 (“We had made the decision only to pay Goldman going forward.”).
105	Id.
106	Trial Tr. at 300:21–301:3 (Taube) (B. Taube giving reasons for recommending Broadhaven to the [Sierra] special committee); JX 151 (June 13, 2018 email from B. Taube telling Broadhaven that they were “on deck” to pitch on June 18, 2018).
107	JX 158; JX 151; JX 162.
108	JX 031.
109	See JX 191 at p.4; JX 031.

3.             Medley Capital’s Special Committee Process

On June 19, 2018, the Medley Capital Board expanded the scope of the Special Committee’s charter to consider the Proposed Transactions.110 The Special Committee was empowered to evaluate and negotiate any proposed business combination, hire independent legal and financial advisors, determine whether the transaction was in the best interests of Medley Capital’s stockholders, and recommend the approval or rejection of the transaction.111

a.             What the Special Committee did.

The Special Committee retained a financial advisor. They interviewed two candidates. Ainsberg and Hirtler-Garvey participated in person; Mack and Lerdal participated by phone.112 On June 21, 2018, at Brook Taube’s recommendation, the committee members interviewed Medley Management’s recent financial advisor, Credit Suisse.113 On June 22, 2018, the committee interviewed Sandler.114 The committee members met again on June 22 and 25, 2018, to select financial advisors, and they determined to retain Sandler.115 Ainsberg signed Sandler’s engagement letter on June 29, 2018.116 Sandler gained access to the data room that day.117

110	JX 164.
111	Id. at pp.6–8.
112	Trial Tr. at 170:9–171:3 (Ainsberg); id. at 299:19–300:1 (Hirtler-Garvey). But see Mack Dep. Tr. at 71:12–17 (“Q. And were you involved in the hiring of a financial advisor? A. I was not involved in the interview process. However, all of the members of the committee reviewed the submitted materials and voted on the hiring of the financial advisor.”).
113	Trial Tr. at 299:23–300:14 (B. Taube recommended Credit Suisse); JX 177 (June 21, 2018 Credit Suisse pitch book).
114	JX 189 (Sandler engagement letter); JX 175 (June 22, 2018 Sandler pitch book); JX 187 (Email from B. Taube to J. Tonkel describing terms of Sandler engagement).
115	JX 175; JX 430; Trial Tr. at 170–71 (Ainsberg). Mack explained his reasons for selecting Sandler: “[T]hey gave a very good presentation and they were a lot cheaper than the other guy.” Mack Dep. Tr. at 72:2–4. In Ainsberg’s view: “[Sandler] had extensive experience in the BDC space. They’re a very highly regarded investment banker. I had known the firm for many years reputationally. I had never done any business with them. They had known the folks at [Medley Management] but hadn’t had any important retention . . .. for a period of years.” Trial Tr. at 171:8–17. And Ainsberg agreed that Sandler’s “pricing for their assignment was significantly less than Credit Suisse, so finances were a factor.” Id.
116	PTO ¶ II.49; Medley Capital Proxy at 71.
117	JX 703; Trial Tr. at 236:2–237:6 (Sterling).

The Special Committee next met on July 11, 2018, to consider the Proposed Transactions.118 Chris Donohoe of Sandler gave a presentation to give the committee “a solid grounding in understanding what Medley Capital looked like, what the other companies coming in would look like, and what a combined company would look like . . . .”119 They authorized Sandler to negotiate on their behalf.120 The committee’s goals in these negotiations was to obtain “greater value for [the Medley Capital] stockholders” and “make sure that the combined company was better positioned to succeed.”121 To reach those goals, the committee (through Sandler) asked for cash consideration.122 In the alternative, they authorized Sandler to push for less cash to leave the combined company.123 Sandler negotiated on the founders’ TRA and the management team’s post-closing compensation.124 Finally, Sandler set out to “ensure that the disinterested shareholders of [Medley Capital] had representation and say in the management of the combined business” through board representation in the combined company.125

118	JX 209 at 2–4.

119	Trial Tr. at 240:2–241:8 (Sterling); JX 208; JX 209.
120	Trial Tr. at 242:2–14 (Sterling).
121	Id. at 243:17–18.
122	Id. at 243:21–244:4.
123	Id.
124	Id. at 173–74 (Ainsberg); id. at 244:5–14 (Sterling).
125	Id. at 244:15–19 (Sterling); id. at 395:9–16 (Hirtler-Garvey) (“That was an idea that they brought forward that we thought was a great idea.”).

Sandler began to negotiate on July 11, 2018.126  Through negotiations, the founders agreed to waive the annual TRA payment,127 Sierra agreed to permit two Medley Capital directors to join their Board,128 and Sierra agreed to a higher exchange ratio than originally proposed.129 At Sandler’s request, Sierra obtained a compensation expert’s opinion concerning the management compensation packages.130 The opinion was provided on August 3, 2018,131 with a supporting presentation.132 Sierra did not agree to any cash consideration for Medley Capital stockholders.133

126	JX 707.
127	Trial Tr. at 246:12–247:6 (Sterling).
128	JX 509 at p.5; JX 723 at 10; Trial Tr. at 244:15–19 (Sterling).
129	Trial Tr. at 245:18–24, 246:5–8 (Sterling) (testifying that negotiations achieved a ratio that was equal to Medley Capital’s “equity value or book value in the form of NAV”).
130	JX 288.
131	The one-sentence letter reads: “It is our professional opinion that the employment agreements and the executive compensation packages attached to the merger agreement are reasonable.” JX 641.
132	JX 299; Trial Tr. at 247:21–248:1.
133	Id. at 246:1–4. See generally id. at 173–76 (Ainsberg).

On July 29, 2018, Medley Management, Medley Capital, and Sierra reached final agreement on the ratios.134 In the preceding three weeks, the Special Committee had met eight times.135

134	JX 280.
135	See Dkt. 134, Defs.’ Demonstrative SC-D-01 (Medley Capital Special Committee Meetings Between Retention of Sandler O’Neill and Announcement of Merger). See also JX 208 (July 11, 2018 Sandler presentation deck); JX 209 (July 11, 2018 board minutes); JX 223 (July 17, 2018 Sandler presentation deck); JX 225 (July 17, 2018 board minutes); JX 228 (July 18, 2018 Sandler presentation deck); JX 229 (July 18, 2018 board minutes); JX 235 (July 20, 2018 Sandler presentation deck); JX 236 (July 20, 2018 board minutes); JX 247 (July 20, 2018 Sandler presentation deck, draft); JX 248 (July 23, 2018 board minutes); JX 257 (July 26, 2018 Sandler presentation deck); JX 259 (July 26, 2018 board minutes); JX 266; JX 278 (July 27, 2018 Sandler presentation deck); JX 268 (July 27, 2018 board minutes) JX 279 (July 28, 2018 board minutes).

After settling on the economic terms, the parties focused on the legal terms of the merger agreement.136 The Special Committee met four more times.137 The record concerning negotiations of the deal protections is sparse. At least one document reflects that, as of August 8, 2018, the termination fee was still being negotiated.138

On August 9, 2018, Sandler presented its opinion to the Special Committee that the Medley Capital Merger Consideration was fair to Medley Capital stockholders from a financial point of view.139 On August 9, 2018, the Special Committee approved Medley Capital’s merger agreement with Sierra.140

136	Trial Tr. at 177–78 (Ainsberg).
137	JX 295 (Aug. 2, 2018 board minutes); JX 308 (Aug. 6, 2018 board minutes); JX 321 (Aug. 8, 2018 board minutes); JX 319 (Aug. 9, 2018 Sandler presentation deck, draft); JX 333 (Aug. 9, 2018 Sandler presentation deck); JX 335 (Aug. 9, 2018 board minutes); JX 640 (Sandler Summary of Synergies).
138	JX 332 at p.6.
139	PTO ¶ II.58; JX 333 (Sandler Fairness Opinion Presentation deck).
140	Id. ¶ II.59.

b.             What the Special Committee did not do.

Out of the gate, the Special Committee failed to assert control over the timing of the process. At the June 2018 Medley Capital Board meeting, Medley Management presented an aggressive timeline, which contemplated that the parties would execute definitive transaction agreements and announce a transaction by July 31, 2018.141 This made sense for Medley Management, which had shopped itself for more than a year prior to that point. By contrast, Medley Capital had not undertaken any strategic process before the June meeting.142 Between its January 26, 2018 formation and the June 19, 2018 Board meeting, the Special Committee did not hold any meetings, retain a financial advisor, or engage in any substantive discussions with the Taube brothers or other members of Medley Management about a strategic transaction.143 Unlike Medley Management, the Special Committee was starting from scratch. Unlike Medley Management, the Special Committee had no reason to rush deliberations. Yet, the committee capitulated to the timeline Medley Management proposed.

141	See JX 163.
142	See JX 702.
143	See Medley Capital Proxy at 59–71. Despite the lack of any visible work, the Medley Capital Special Committee was paid a total of $280,000 between January and June 2018. JX 164 at p.6.

Then, throughout the negotiations, Brook Taube pressured the Special Committee to stick to the aggressive timeline. He denies this,144 but contemporaneous documents prove otherwise.145 In a July 11, 2018, email to the Medley Management Board, Brook Taube emphasized that “[t]ime is not in our favor given performance, inquiries, letters, etc.”146 He specifically flagged the possibility of “unwanted interloping” and emphasized that it was “real and should be taken seriously by the board.”147 He went on to underscore the fact that the transaction represented a “100% premium and a great deal” for Medley Management.148 On July 27, 2018, Brook instructed Medley Management and Goldman to advise Medley Capital that they “have a fiduciary obligation to close.”149 That same day, he emailed Broadhaven: “Make this happen!!!!!!”150 On July 31, 2018, Brook Taube emailed Jeff Tonkel while Tonkel was on a “Sierra call with Tony.”151 He instructed Tonkel: “Thursday board meetings are the time to push these guys hard in person.”152 On August 1, 2018, Brook reported to the Medley Management Board that “[w]e and Goldman continue to believe the risk is substantial if we announce earnings without simultaneously announcing this deal.”153 On August 5, 2018, Lerdal texted Brook Taube: “Are we on track? Anything you need from me?” Taube responded: “Let’s talk soon / Pushing Hard:-)”154

144	Trial Tr. at 355:3–6 (Taube) (“Q. You were pushing the special committees of all of these entities to get a deal done; right? A. I was not.”).
145	Compare Trial Tr. at 352 (“We wanted to have a process that was timely but sensible.”) with JX 289 (“Thursday board meetings are the time to push these guys hard in person.”) (emphasis added); JX 269 (“I want to agree on ONE suggestion (not a menu) and tell them they are better off . . . or at least no worse off . . . and have a fiduciary obligation to close”) (emphasis added); JX 275 (“Make this happen!!!!!! If not . . . I don’t know what to say). See also Simpson Dep. Tr. at 623:23–225:2 (“Brook was pushing very hard – we advised the Special Committee that we had talked to Brook and that he was pushing very hard for his position.”).
146	JX 212 at p.3.
147	JX 212 at p.3.
148	Id. at p.4.
149	JX 269.
150	JX 275. Brookhaven’s corporate representative, John Simpson, advised the Sierra special committee “that Brook was pushing very hard . . . that [Broadhaven] had talked to Brook and that he was pushing very hard for his position.” Simpson Dep. Tr. at 224–25.
151	JX 289.
152	Id. (emphasis added).
153	JX 292.
154	JX 717 at p.1 (emphasis added). Brook Taube did not produce text messages in discovery. Trial Tr. at 358. FrontFour was forced to press for them. Dkt. 127. Lerdal produced this text message after Brook Taube’s deposition. Trial Tr. at 359:5–9.

The Special Committee did not analyze the value of Medley Management, or understand what Medley Management would obtain in the Proposed Transactions, although in effect Medley Capital and Medley Management were competing for consideration. The Medley Management transaction and Medley Capital/Sierra Merger were cross-conditioned, and the new, combined company would own Medley Management post-closing.

The Special Committee did not consider alternative transactions,155 although disgruntled stockholders were publicly advocating for a sale process as of April 2018. In a letter to the Board dated April 17, 2018, one Medley Capital stockholder wrote: “We believe the Board of Directors should immediately undertake a serious effort to sell the business (the underlying investment portfolio and the Management Agreement). We believe there is an attractive market for [Medley Capital’s] investment portfolio well above where [Medley Capital’s] current stock trades.”156 Although the Special Committee was broadly empowered, they laser-focused on only one option. Sandler corroborated—they viewed their role as evaluating the three-way combination only.157

155	JX 569 (“Medley Capital did not contact any third parties for the purpose of exploring an Alternative Medley Capital Transaction between May 1, 2017 and execution of the Medley Capital Merger Agreement”).
156	JX 105. See also Trial Tr. at 20:8–13 (Lorber).
157	Trial Tr. at 231:18–232:14 (Sterling).

The Special Committee did not conduct a pre-signing market check. When asked why, Hirtler-Garvey said she was happy with the transaction at hand.158 She wanted a deal with Medley Management. Ainsberg testified to his belief that the 2017 Medley Management sales processes “effectively” checked the market for Medley Capital.159 He believed that Party X’s offer had the potential to result in a deal with Medley Capital.160 Mack went further, testifying that he understood the Party X transaction to be geared toward a deal with Medley Capital, not with Medley Management.161 This, of course, was wrong. Brook Taube testified, and contemporaneous evidence reflects, that the 2017 sales processes and negotiations with Party X aimed to develop strategic transactions and generate potential bidders for Medley Management, not Medley Capital.162 Medley Capital was not “effectively” shopped.

158	Id. at 419:17–420:4 (Hirtler-Garvey).
159	Id. at 182:2–183:4 (Ainsberg) (“We didn’t shop the company because, if one steps back and thinks about the history of [Medley Management], starting in 2017, even before the Goldman Sachs and Brookhaven involvement, Medley Management undertook a process with both Credit Suisse and UBS to look at the marketplace to see if there would be an opportunity to come together with a group. And when [Medley Management] was doing that, as we discussed earlier, that involves [Medley Capital], because [Medley Capital] effectively would have to approve a transaction in some shape, manner, or form. So effectively what happened, both at the time of the Credit Suisse/UBS and at the time of the Goldman/Broadhaven reach-out to the street, many, many significant players in the street knew about it, that [Medley Management] was interested in the transaction. So this business effectively was -- was looked at. Now, did they look at our -- I don’t know what they looked at, effectively, when they were looking at it, these other entities. I don’t know what documents they were provided with. But you would assume that they, early on, before our current transaction, that these folks looked at various documents of the entities.”).
160	Trial Tr. at 225–28 (Ainsberg).
161	Mack Dep. Tr. at 57:10–25. Mack also testified that he did not know or think about who Goldman Sachs was working for. Id. at 99:20–25. “They were – they were trying to shop to see whether there was a deal out there, but I’m not sure that I ever thought about who they were working for.” Id. at 99:25–100:4.
162	Trial Tr. at 289:21–293:24 (Taube); JX 022 (Benefit Street Partners non-binding proposal to Medley Management); JX 035 (Project Elevate Discussion Materials); JX 038(Project Elevate Preliminary Proposal Instructions); JX 031 (Broadhaven engagement letter).

Although Medley Management’s prior two sales processes informed the Special Committee’s decision not to conduct a pre-signing market check, the committee members did nothing to inform themselves of basic aspects of those two sales processes. As discussed above, one member did not know that the process aimed to generate a deal for Medley Management, not Medley Capital.163 No one asked about the terms of the potential Party X transaction or any other proposal received by Medley Management as part of those processes.

Critically, none of the committee members knew that approximately thirty confidentiality agreements contractually foreclosed potential third parties from proposing a transaction with Medley Capital. Of the thirty agreements, only two standstill periods expired before the Proposed Transactions were announced on August 9, 2018.164 The other twenty-eight agreements restricted potential counterparties during the entire period that the Special Committee was negotiating the Proposed Transactions.165

163	Mack Dep. Tr. at 57:3–25.
164	See Dkt. 136, PDX 006 (Summary: Standstill Periods); id. PDX 007 (Summary: Standstill Periods, cont.).
165	See Dkt. 136, Ex. A: PDX 006 (Summary: Standstill Periods).

When asked about the standstill agreements during his deposition, Mack stated his belief that “[t]his is a management issue, not a director [issue].”166 He thought that more signed standstill agreements would be beneficial for Medley Capital.167 He admitted, “I was not familiar with the specifics,” and disclaimed any interest in being informed: “I may not want to know how sausage is made.”168

The Special Committee did not probe meaningfully into the value of Medley Management. Medley Management’s financial projections forecasted “hockey stick” growth in the outer years of the forecast based on revenue from new projects and clients.169 Sandler ran a sensitivity analysis, but lacked much of the information that was concerned with whether the NII benefit from the deal was just projected growth, or whether there was underlying value and earnings to support the figures.170

166	JX628 at 52:7–10 (“You have to delegate things to the management. Directors direct. I’m sorry. Directors direct, managers manage.”).
167	Mack Dep. Tr. at 53:13–15 (“The fact is, as you -- as I think about it, the more the merrier. It’s -- then it’s just become a part of a process.”).
168	Mack Dep. Tr. at 53:13–22.
169	JX 341 at p.28.
170	Trial Tr. at 254:5–11 (Sterling).

Also, the Special Committee did not know about two expressions of interest from third parties concerning a transaction with Medley Capital. The first was from Origami, discussed above. The Special Committee did not learn of Origami’s 2018 outreach until Origami publicly disclosed it in February 2019.171 The second was from Lantern, which executed a confidentiality agreement on May 23, 2018, as part of the Medley Management sales process.172 On July 3, 2018, Tom Schmidt of Lantern reached out to Goldman about its interest in acquiring Medley Management and potentially recapitalizing Medley Capital.173 Schmidt followed up on July 10.174 He followed up again on July 20, this time expressing frustration.175 On July 30, Lantern submitted an indication of interest.176 Among other things, Lantern explained that it was “interested in exploring alternatives for providing a significant cash infusion of new capital into Medley Capital to the extent it is prudent.”177 Lantern’s recapitalization idea did not reach the Special Committee before execution of the Merger Agreement.

171	Id. at 213:10–23 (Ainsberg).
172	JX 137.
173	JX 197.
174	JX 213.
175	JX 234 (“I have not been able to get you guys to respond since Tuesday. Left messages at the office for you as well as email. Not trying to be difficult but would like some input on scheduling. If I need to get to NYC I will do that. Thank you.”).
176	JX 286.
177	JX 283 at p.2 (emphasis added).

C.             The Proposed Transactions

On August 9, 2018 the Special Committee unanimously recommended that the Board approve the merger agreement with Sierra (the “Merger Agreement”).178 Medley Management, Medley Capital, and Sierra announced the Proposed Transactions on August 9, 2019.179

178	PTO ¶ II.59; JX 336.
179	JX 350.

The Merger Agreement contains a series of deal protection provisions. Section 7.10 of the Merger Agreement prevents Medley Capital from soliciting or engaging with parties submitting “Competing Proposals” unless it constitutes a “Superior Proposal” or is likely to lead to one.180 “Competing Proposal” is defined as an offer to acquire 20% or more of Medley Capital’s securities or assets or a liquidation.181 “Superior Proposal” is defined as a Competing Proposal that is on terms more favorable, from a financial point of view, than the Merger Agreement and is as likely to close.182 Section 7.10(e) of the Merger Agreement provides that the Medley Capital Board may not make an “Adverse Recommendation Change” or enter into any agreement (other than a confidentiality agreement), subject to a fiduciary out.183 Section 9.4 of the Medley Capital Merger Agreement provides for a $6 million “Termination Fee,” which Medley Capital must pay if either party terminates the Medley Capital Merger Agreement after the Medley Capital Board effects an “Adverse Recommendation Change,” or if Medley Capital terminates the Medley Capital Merger Agreement to enter into a definitive agreement contemplated by a Superior Proposal.

180	JX 317 (Merger Agr.) § 7.10(d) (“Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the date that [Medley Capital] Stockholder Approval is obtained (in the case of [Medley Capital]) or [Sierra] Stockholder Approval is obtained (in the case of [Sierra]), in the event that [Medley Capital] (or its representatives on [Medley Capital’s] behalf) or [Sierra] (or its representatives on [Sierra’s] behalf) receives a Competing Proposal from any Third Party, (i) [Medley Capital] and its representatives or [Sierra] and its representatives, as applicable, may contact such Third Party to clarify any ambiguous terms and conditions thereof (without the [Medley Capital] Board or [Sierra] Board, as applicable, being required to make the determination in clause (ii) of this Section 7.IO(d)) and (ii) [Medley Capital] and the [Medley Capital] Board and its representatives or [Sierra] and the [Sierra] Board and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates if the [Medley Capital] Board or [Sierra] Board, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of [Medley Capital] or [Sierra], as applicable, under Applicable Law; provided, that (x) such Competing Proposal did not result from any material breach of any of the provisions set forth in this Section 7.10, (y) prior to furnishing any material non-public information concerning [Medley Capital] or [Sierra], as applicable, [Medley Capital] or [Sierra], as applicable, receives from such Third Party, to the extent such Third Party is not already subject to a confidentiality agreement with [Medley Capital] or [Sierra], as applicable, a confidentiality agreement containing confidentiality terms that are not less favorable in the aggregate to [Medley Capital] or [Sierra], as the case may be, than those contained in the Confidentiality Agreement (unless [Medley Capital] or [Sierra], as applicable, offers to amend the Confidentiality Agreement to reflect such more favorable terms) (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to [Medley Capital] or the [Medley Capital] Board or to [Sierra] or the [Sierra] Board, as the case may be) (an ‘Acceptable Confidentiality Agreement’) and (z) [Medley Capital] or [Sierra], as the case may be, shall (subject to the terms of any confidentiality agreement existing prior to the date hereof) promptly provide or make available to the other party any material written non-public information concerning it that it provides to any Third Party given such access that was not previously made available to the other party or its representatives.”) (emphasis original).

181	Id. § 1.1 (“‘Competing Proposal’ means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of [Medley Capital] or [Sierra], as applicable, or (ii) any one or more assets or businesses of [Medley Capital] or its Subsidiaries or [Sierra] or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of [Medley Capital] and its Subsidiaries, taken as a whole, or [Sierra] and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of [Medley Capital] or [Sierra], in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement.”) (emphasis original).
182	Id. (“‘Superior Proposal’ means any bona fide written Competing Proposal made by a Third Party that the [Medley Capital] Board or the [Sierra] Board, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the [Medley Capital] Board or [Sierra] Board, as applicable, considers to be appropriate, is more favorable to [Medley Capital’s] stockholders or [Sierra’s] stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by [Sierra] to [Medley Capital] in writing in response to such Competing Proposal made to [Medley Capital] or by [Medley Capital] to [Sierra] in writing in response to such Competing Proposal made to [Sierra] under the provisions of Section 7.10(f); provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%).”) (emphasis original).
183	Id. § 7.10(e) (“Except as otherwise provided in this Agreement, (i) the [Medley Capital] Board shall not effect [a Medley Capital] Adverse Recommendation Change and the [Sierra] Board shall not effect [a Sierra] Adverse Recommendation Change (each, an ‘Adverse Recommendation Change’), (ii) [Medley Capital] Board shall not approve or recommend, or allow [Medley Capital] to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), and (iii) the [Sierra] Board shall not approve or recommend, or allow [Sierra] to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement); provided however, that notwithstanding anything in this Agreement to the contrary, if at any time prior to the receipt of [Medley Capital] Stockholder Approval (in the case of [Medley Capital]) or the [Sierra] Stockholder Approval (in the case of [Sierra]), [Medley Capital] or [Sierra], as the case may be, has received a Competing Proposal that its board of directors has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a Superior Proposal, the [Medley Capital] Board or [Sierra] Board, as applicable, may (x) make an Adverse Recommendation Change in connection with such Superior Proposal if the board of directors effecting the Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the [Medley Capital] Board or [Sierra] Board, as applicable, under Applicable Law, and/or (y) authorize, adopt or approve such Superior Proposal and cause or permit [Medley Capital] or [Sierra], as applicable, to enter into a definitive agreement with respect to such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 9.1(g) or 9.1(i), as applicable, but in each case only after providing the Notice of Adverse Recommendation or Notice of Superior Proposal, as applicable, and entering into good faith negotiations as required by Section 7.lO(f).”) (emphasis original).

Employment contracts connected to the merger provide for lucrative positions for Medley Management’s senior management.184 The cost of these employment contracts exceeds the estimated synergies arising from the Proposed Transactions.185

D.             Post-Signing Events

1.             FrontFour’s Reaction

FrontFour beneficially owns 1,674,946 shares of Medley Capital common stock, which constitutes approximately 3.1% of Medley Capital’s outstanding shares.186 FrontFour first learned of the Proposed Transactions when they were publicly announced on August 9, 2018.187

184	Trial Tr. at 405:13–20 (Hirtler-Garvey). Brook Taube will be Chairman and CEO of the combined company and will receive an employment package that includes a base $600,000 annual salary and a $3.2 million incentive bonus comprising $2 million in restricted stock units and $1.2 million in cash. PTO ¶ II.69. Seth Taube will be Vice Chairman, Senior Executive Vice President and Senior Managing Director of the combined company and will receive an employment package, with a base $480,000 annual salary and a $1.75 million incentive bonus comprising $1.15 million in restricted stock units and $600,000 in cash. PTO ¶ II.70. Tonkel will serve as President of the combined company and will receive an employment package, with a base $480,000 annual salary and a $1.75 million incentive bonus comprising $1.15 million in restricted stock units and $600,000 in cash. PTO ¶ II.71.
185	Trial Tr. at 405:16–406:3 (Hirtler-Garvey).
186	Dkt. 128, Pretrial Order (“PTO”) ¶ II.1; JX466; JX 720. FrontFour is on the “smaller scale of hedge funds. Assets under management are . . . about $150 million.” Trial Tr. at 11, 55 (Lorber).
187	Id. at 16.

FrontFour’s corporate representative, David Lorber, testified at trial that he was “perplexed” by the announcement.188 He believed that Medley Management had performed poorly over the prior five years, “erod[ing] significant NAV value, as well as stock price,” yet “Medley Management was receiving an excessive amount of value” in the Merger Transactions.189

A FrontFour analyst reached out to Medley Capital to “better understand the transaction”190 and eventually was placed in contact with Medley Capital’s risk management officer, Sam Anderson.191 They spoke on the phone in late September.192 FrontFour was not aware during that call that Anderson was also a senior managing director of Medley Management.193 During the call, FrontFour’s representative asked why the proxy had not yet been issued.194 Anderson responded suggesting that the parties to the Merger Transactions were having difficulty agreeing on the disclosures, which raised concerns for FrontFour.195 After the call, FrontFour asked to be placed in contact with Medley Capital’s independent directors.196 Instead, Brook Taube responded. He promised to “revert back.”197 He did not timely do so.198

188	Id.
189	Id. at 16:11–18:6.
190	Id. at 18:19–24.
191	Id. at 24:19–24.
192	Id. at 24:22–23.
193	Id. at 24:6–18.
194	Id. at 25:10–16.

195	As Lorber described: “[Anderson] said to Steve [FrontFour’s representative], ‘have you ever done a merger before?’ Steve said, ‘you know, yes, I have.’ And Sam said, ‘have you ever done a three-way merger?’ Steve said, ‘no, actually I haven’t.’ And then Sam said, ‘well, it’s very difficult to get three parties to agree on what actually happened.’ That was quite alarming. Given that what actually [happened] should be factual. It shouldn’t be difficult to get people to agree on what actually happened.” Id. at 25:10–24.
196	Id. at 26.
197	Id.
198	Id. at 27:16–20.

On November 2, 2019, FrontFour nominated Lorber and Clifford Press as candidates for election as directors at Medley Capital’s next annual meeting of stockholders.199 On November 20, 2018, FrontFour obtained a telephonic meeting with Ainsberg and Hirtler-Garvey.200 John Fredericks, Medley Capital’s Chief Compliance Officer—who is also Medley Management’s General Counsel and Sierra’s Chief Compliance Officer—joined the call and did all of the talking.201 On November 27, 2018, Medley Capital responded to questions raised by Lorber on the call.202 On December 13, 2018, FrontFour issued an open letter to stockholders opposing the Proposed Transactions.203

199	JX 396. Lorber testified that this was the deadline for nomination letters. Trial Tr. at 29. Medley Capital has not noticed the 2019 annual meeting. Id. at 31.
200	JX 409; Trial Tr. at 27–28. The meeting was held telephonically, as Medley Capital refused FrontFour’s request for an in-person meeting. Id. at 28.
201	Id. at 28.
202	JX 409.
203	JX 421.

2.             Medley Capital’s Public Disclosures

During an investors call on August 10, 2019, Medley Capital management represented that the proxy statement would be filed within weeks.204 Medley Capital issued the proxy statement on December 21, 2019.205 It was flawed.206 On January 11, 2019, FrontFour commenced litigation in this Court pursuant to 8 Del. C. § 220 to compel Medley Capital to produce book and records for inspection.207 After an initial scheduling conference with the Court, Medley Capital voluntarily produced to FrontFour stocklist materials and certain core documents concerning the Merger.208 On January 30, 2019, FrontFour raised questions regarding the adequacy of the disclosures in the Proxy.209 On February 5, 2019, Medley Capital issued the Proxy Supplement and postponed the stockholder vote until March 8, 2019.210

204	JX 365 (Transcript of Aug. 10, 2018 Medley Investor Conference Call re: Merger Overview) at p.2 (“there will be further detail in our proxy which will file in the next few weeks”); Trial Tr. at 25:10–14 (Lorber).
205	See Medley Capital Proxy.
206	It claimed that, “because each of the proposals submitted included various conditions and carve-outs, and different forms of consideration, some of which was contingent, and in light of the fact that none were binding, it would be both impracticable and speculative to assign a particular value to any such proposal.” Id. at 57 (emphasis added); see also id. at 59. But it was possible to derive enterprise, equity and corresponding per-share values for Medley Management (as well as implied premium calculations) from each of the IOIs; Medley Management and its advisors did exactly that when communicating internally. JX 705.
207	C.A. No. 2019-0021-KSJM.
208	Id. at Dkt. 17 (Oral Argument on Pls.’ Mot. to Expedite and the Court’s Ruling).
209	JX 706.
210	JX 513.

3.             Multiple Third Parties Express Interest in Medley Capital

After Medley Capital issued the proxy, multiple third parties expressed interest in entering into an alternative transaction with Medley Capital.

●	ZAIS. On January 2, 2019, ZAIS submitted a letter proposing that the Special Committee appoint ZAIS as the new investment advisor for the sole purpose of managing an orderly sale or liquidation of Medley Capital.211 ZAIS requested the opportunity to meet the Special Committee to share its views. The Special Committee met to consider the proposal on January 9, 2019.212 Nobody acting on behalf of the Special Committee ever contacted ZAIS. On January 24, 2019, Brook Taube instructed ZAIS that the Medley Capital Merger Agreement prohibited contact.213

●	NexPoint. On January 24, 2019, NexPoint Advisors, L.P. (“NexPoint”) submitted a letter of intent proposing that Medley Capital terminate the Management Agreement and replace Advisors with NexPoint, which would charge a lower fee and make a cash payment to Medley Capital.214 On January 31, 2019, NexPoint made a second proposal contemplating the combination of Medley Capital and Sierra and the retention of $100 million in cash otherwise earmarked for Medley Management stockholders in the Proposed Transactions.215 NexPoint also proposed to pay $25 million to the combined company for the benefit of stockholders, to provide a reduced fee structure and lowered costs (resulting in at least $9 million in annual savings), and to purchase at least $50 million of combined company shares over a five-quarter period.216

211	JX 432.
212	JX 439.
213	JX 459; Trial Tr. at 366:22–367:10 (Taube).

214	JX 458.
215	JX 472.
216	Id.

On February 1, 2019, NexPoint made both its proposals public.217 On February 6, 2019, Medley Capital and Sierra issued a press release indicating that their respective special committees had unanimously determined not to pursue the second NexPoint Proposal.218 The press release purported to identify the reasoning behind the determinations by the Special Committees. But Medley Management had drafted the press release before the Special Committee had even made its determination.219

●	Origami. On February 11, 2019, Origami issued an open letter to the Medley Capital Board, proposing to buy 100% of the interests of Medley Capital’s wholly owned subsidiary, Medley SBIC, for $45 million cash.220 Origami also disclosed that it had reached out several times during the spring of 2018 and sent a formal letter on April 4, 2018 expressing interest but had never received a response.221 On February 14, 2019, Origami sent another letter clarifying and reiterating its interest in a potential transaction.222 On February 19, 2019, Medley Capital rejected Origami’s proposal.223

217	JX 488. After NexPoint made its proposals public, ISS changed its recommendation to voting against the Proposed Transactions. ISS initially recommended voting in favor of the merger based on the theory that it was the better of two bad options. JX 463 at p.2 (describing the Proposed Transactions as “the better of the two underwhelming options available to shareholders”).
218	JX 524.
219	JX 514.
220	JX 544.
221	See id; see also JX 101.
222	JX 557.
223	JX 564.

●	Marathon. On March 1, 2019, Marathon Asset Management L.P. (“Marathon”) submitted a letter to the Special Committee proposing that Medley Capital remain as an independent company, terminate the Management Agreement, and enter into a new management contract with Marathon.224

The Special Committee held meetings to consider the multiple expressions of interest. But nobody reached out to ZAIS, except to confirm that the Merger Agreement prohibited contact.225 Nor has anyone acting on behalf of the Special Committee contacted NexPoint or Origami, despite their expressed willingness to improve their proposals.226 The Special Committee has never asked for a waiver of the non-solicitation provisions of the Merger Agreement to enable discussions with any of these potential counterparties, nor has it attempted to secure better terms from the Taube brothers. 227

224	Medley Capital Corp., Non-Management Solicitation Material (Form DFAN14A) (Mar. 6, 2019).
225	JX 459; Trial Tr. at 366:22–367:10 (Taube).
226	Trial Tr. at 188:21–189:1 (Ainsberg); id. at 424:2–425:3 (Hirtler-Garvey).
227	Also, as discussed above, in May 2018, Lantern expressed an interest in a possible transaction that involved a recapitalization of Medley Capital. JX 138. On July 3, 2018, a Lantern representative again reached out to Goldman: “[A]ny chance we can talk today? I have been speaking with Todd Owens [of Broadhaven] about our interest in acquiring [Medley Management] and recapitalizing Medley Capital. Thanks!” JX 197. By that time, Project Integrate was underway. The Special Committee was unaware of this offer when they were negotiating the Proposed Transactions, and it has never been disclosed to Medley Capital stockholders. Despite a call that apparently took place between Lantern and “the company” in late July 2018, followed by an email to Russ Hutchinson, no one from Medley Capital pursued Lantern’s proposal. JX 254; Trial Tr. at 188:21–189:1 (Ainsberg) (“Q. And what happened with respect to the proposals, at least at the – what’s happened so far with respect to the proposals? That is to say, Zais, NexPoint, and Origami. A. They’ve all been rejected.”).

In sum, the Special Committee considered each offer, but did not engage with any competing bidder, and seems to question the need to do so.228 Their attitude is best captured by Lerdal in a text to Brook Taube. Around the time of the Special Committee meeting at which the ZAIS offer was considered, Lerdal texted Brook Taube: “Are we going to respond to every f**ksake on the planet?”229

E. The Litigation

FrontFour commenced this litigation on February 11, 2019, and amended the complaint the next day to reflect the Origami offer.230 Defendants stipulated to an expedited schedule, and the parties agreed to hold trial before the March 8, 2019 stockholder vote.231 The parties substantially completed document production by February 24, 2019, took twelve depositions between February 26 and March 4, 2019, and submitted pretrial briefs and a form of pretrial order on March 4, 2019.232 A pretrial conference was held on March 5, 2019.233 Trial took place on March 6 and 7, 2019.234

228	Trial Tr. at 222:16–225:7 (Ainsberg); id. at 423:5–425:3 (Hirtler-Garvey).
229	JX 717 at p.11.
230	Dkt. 1; Dkt. 8 (“Am. Compl.”).
231	Dkt. 63; Dkt. 79.
232	Dkt. 271, 81, 116, 117, 118, 124.
233	Dkt. 128, PTO ¶ II.130.
234	Dkt. 133.

II.             ANALYSIS

The Amended Complaint asserts three counts: Count I contends that the Taube brothers, Tonkel, and the Special Committee members breached their fiduciary duties to FrontFour and the members of the Class in connection with the approval of the Proposed Transactions.235 Count I challenges the Proposed Transactions under the entire fairness standard (the “Entire Fairness Claim”), and the deal protections of the Merger Agreement under enhanced scrutiny (the “Enhanced Scrutiny Claim”). Count II contends that the Medley Capital directors breached their fiduciary duty of disclosure (the “Disclosure Claims”).236 Lastly, Count III contends that Medley Management, Sierra, Advisors, and two other Medley Entities—Medley Group and Medley LLC—aided and abetted in the other Defendants’ breaches of fiduciary duties.237

235	Am. Compl. ¶¶ 144–52.
236	Id. ¶¶ 153–60.
237	Id. ¶¶ 161–67.

A.             Entire Fairness Claim

“Delaware has three tiers of review for evaluating director decision-making: the business judgment rule, enhanced scrutiny, and entire fairness.”238 Entire fairness review arises “when the board labors under actual conflicts of interest,”239 such as when a controlling stockholder stands on both sides of a challenged transaction240 or when a controlling stockholder competes with the minority stockholders for consideration.241

238	Reis v. Hazelett Strip-Casting Corp., 28 A.3d 442, 457 (Del. Ch. 2011).
239	Id.
240	Kahn v. Tremont Corp. (Tremont II), 694 A.2d 422, 428 (Del. 1997); Kahn v. Lynch Commc’n Sys., Inc., 638 A.2d 1110, 1115 (Del. 1994); Weinberger v. UOP, Inc., 457 A.2d 701, 710 (Del. 1983).
241	In re John Q. Hammons Hotels Inc. S’holder Litig., 2009 WL 3165613, at *12 (Del. Ch. Oct. 2, 2009), interlocutory appeal refused, 984 A.2d 124 (Del. 2009) (TABLE); see In re Delphi Fin. Gp. S’holder Litig., 2012 WL 729232, at *12 n.57 (Del. Ch. Mar. 6, 2012) (applying entire fairness where the controlling stockholder received differential merger consideration); see also In re Primedia, Inc. S’holders Litig., 67 A.3d 455, 487 (Del. Ch. 2013) (applying entire fairness where “the [m]erger conferred a unique benefit on” the controlling stockholder).

FrontFour argues that the Proposed Transactions should be reviewed under Delaware’s most onerous standard,242 entire fairness. The Taube brothers stand on both sides of the Proposed Transactions, so entire fairness applies if they are deemed controllers. FrontFour bears the burden of proving by a preponderance of the evidence facts necessary to trigger entire fairness. If entire fairness is triggered, Defendants bear the burden of proving by a preponderance of the evidence that the Proposed Transactions are entirely fair.

1.             Entire Fairness Applies Because the Taube Brothers Are Controllers.

The Taube brothers beneficially own less than 15% of Medley Capital, and those shares are subject to “echo voting” requirements. Although a majority stockholder is a controlling stockholder as a matter of law,243 a minority stockholder can also be deemed a controller.244 In determining whether a minority stockholder is a controller, the level of stock ownership is not the predominant factor, and an inability to exert influence through voting power does not foreclose a finding of control.245

242	In re Trados Inc. S’holder Litig., 73 A.3d 17, 44 (Del. Ch. 2013).
243	Lynch, 638 A.2d at 1113 (observing that a stockholder becomes a fiduciary if it “owns a majority interest in . . . the corporation” (internal quotation marks omitted)); see In re PNB Hldg. Co. S’holders Litig., 2006 WL 2403999, at *9 (Del. Ch. Aug. 18, 2006) (Strine, V.C.) (“Under our law, a controlling stockholder exists when a stockholder . . . owns more than 50% of the voting power of a corporation . . .. .”); Williamson v. Cox Commc’ns, Inc., 2006 WL 1586375, at *4 (Del. Ch. June 5, 2006) (“A shareholder is a ‘controlling’ one if she owns more than 50% of the voting power in a corporation.”).
244	See Lynch, 638 A.2d at 1113 (observing that a stockholder becomes a fiduciary if it “exercises control over the business affairs of the corporation” (emphasis original)); In re Tesla Motors, Inc. S’holder Litig., 2018 WL 1560293, at *19 (Del. Ch. Mar. 28, 2018) (concluding on a motion to dismiss that it was reasonably conceivable that Musk, owner of 22.1% of company’s common stock, was a controller based on well-pled facts related to “Musk’s voting influence, his domination of the Board during the process leading up to the [challenged acquisition] against the backdrop of his extraordinary influence with the Company generally, the Board level conflicts that diminished the Board’s resistance to Musk’s influence, and the Company’s and Musk’s own acknowledgement of his outsized influence”); Calesa Assocs. v. Am. Capital, Ltd., 2016 WL 770251, at *10–12 (Del. Ch. Feb. 29, 2016) (concluding on motion to dismiss that it was reasonably conceivable that stockholder owning 26% of the company’s stock exercised actual control where the plaintiff alleged instances of actual control beyond the fact that the stockholder “exercised duly obtained contractual rights to its benefit and to the detriment of the company”); In re Zhongpin Inc. S’holders Litig., 2014 WL 6735457, at *7–8 (Del. Ch. Nov. 26, 2014) (concluding on motion to dismiss that it was reasonably conceivable that stockholder owning only 17.3% of the company’s stock was a controller because the stockholder was CEO and the company’s 10-K stated that the stockholder effectively controlled the company), rev’d on other grounds sub nom. In re Cornerstone Therapeutics Inc. S’holder Litig., 115 A.3d 1173 (Del. 2015); Williamson, 2006 WL 1586375, at *4–5 (concluding on a motion to dismiss that it was reasonably conceivable that two stockholders, owning collectively 17.1% of the company’s stock, jointly controlled the company based on their ability to nominate two of the five directors, their ability to influence the flow of revenue into the corporation, and their potential “veto” power over certain corporate decisions); In re Cysive, Inc. S’holders Litig., 836 A.2d 531, 535, 551–52 (Del. Ch. 2003) (Strine, V.C.) (finding post-trial that a stockholder owning 35% of the company’s stock controlled the company because he was a “hands-on” “Chairman and CEO of [the company],” and because he had the ability to “elect a new slate [of independent directors] more to his liking without having to attract much, if any, support from public stockholders” through his familial ties with the company’s other stockholders); O’Reilly v. Transworld Healthcare, Inc., 745 A.2d 902, 912–13, 915–16 (Del. Ch. 1999) (concluding on motion to dismiss that it was reasonably conceivable that a 49% stockholder exercised actual control where the plaintiff alleged that the stockholder forced the board to comply with its terms on the merger through threats).
245	See Tesla, 2018 WL 1560293, at *14 (“[T]here is no absolute percentage of voting power that is required in order for there to be a finding that a controlling stockholder exists.” (quoting PNB Hldg., 2006 WL 2403999, at *9)); Calesa Assocs., 2016 WL 770251, at *11 (explaining that there is “no correlation between the percentage of equity owned and the determination of control status”); see In re Crimson Expl. Inc. S’holders Litig., 2014 WL 5449519, at *10–12 (Del. Ch. Oct. 24, 2014) (collecting cases discussing when a stockholder may be considered a controlling stockholder).

Under Delaware law, a plaintiff can demonstrate that a minority stockholder exercised de facto control by showing that: (a) the stockholder “actually dominated and controlled the majority of the board generally”;246 or (b) the stockholder “actually dominated and controlled the corporation, its board or the deciding committee with respect to the challenged transaction.”247

246	Tesla, 2018 WL 1560293, at *13; In re Rouse Props., Inc., 2018 WL 1226015, at *12 (Del. Ch. Mar. 9, 2018) (citing Sciabacucchi v. Liberty Broadband Corp., 2017 WL 2325152, at *17 (Del. Ch. May 31, 2017); Cysive, 836 A.2d at 531, and Lynch, 638 A.2d at 1114–15); see In re Primedia Inc. Deriv. Litig., 910 A.2d 248, 257 (Del. Ch. 2006) (“[T]he plaintiffs need not demonstrate that [the alleged controller] oversaw the day-to-day operations of Primedia. Allegations of control over the particular transaction at issue are enough.”).
247	Rouse, 2018 WL 1226015, at *12 (citing Williamson, 2006 WL 1586375, at *4); Tesla, 2018 WL 1560293, at *13; see also Basho Techs. Holdco B, LLC v. Georgetown Basho Inv’rs, LLC, 2018 WL 3326693, at *27 (Del. Ch. July 6, 2018) (“Broader indicia of effective control also play a role in evaluating whether a defendant exercised actual control over a decision. Examples of broader indicia include ownership of a significant equity stake (albeit less than a majority), the right to designate directors (albeit less than a majority), decisional rules in governing documents that enhance the power of minority stockholder or board-level position, and the ability to exercise outsized influence in the board room, such as through high-status roles like CEO, Chairman, or founder.” (footnotes omitted)).

FrontFour has proven facts necessary to trigger entire fairness under the second theory. Specifically, FrontFour has proven that at least half of the Special Committee members were not independent from the Taube brothers when negotiating the Proposed Transactions. Under Delaware law, calling a director “independent” does not make it so. To be independent, a director “must act independently.”248 An independent director should demonstrate “the care, attention and sense of individual responsibility to the performance of one’s duties . . . that generally touches on independence.”249

Mack, who did not testify at trial, demonstrated a lack of independence through his deposition testimony, where:

●	Mack spoke to Brook Taube on the phone frequently, at least weekly, about business matters.250

248	Telxon Corp. v. Meyerson, 802 A.2d 257, 264 (Del. 2002) (emphasis added); see also Tesla, 2018 WL 1560293, at *17 (“Even an independent, disinterested director can be dominated in his decision-making by a controlling stockholder.”).
249	Aronson v. Lewis, 473 A.2d 805, 816 (Del. 1984) overruled on other grounds by Brehm v. Eisner, 746 A.2d 244 (Del. 2000); accord Tremont II, 694 A.2d at 430; Telxon, 802 A.2d at 264.
250	Mack Dep. Tr. at 16–17.

●	Mack knew that the Taube brothers managed Medley Capital’s investments, but couldn’t identify any other person involved in managing Medley Capital’s portfolio.251

●	Mack had no idea what Medley LLC was, who owned it, or the role it played in the Taube brothers’ control of the Medley family of entities.252

●	Mack had no understanding of what Medley Management’s business was in 2017.253

●	Mack could not identify the Taube brothers’ or Tonkel’s roles at Medley Management, the very source of their conflicts.254

●	Mack did not know that the Taube brothers controlled Medley Management, and did not think it was important to consider their ownership of Medley Management in evaluating the Proposed Transactions.255

●	Mack “was not familiar with the specifics” of the transaction process and “may not want to know how sausage is made.”256

●	Based on a call with Brook Taube, Mack believed Goldman Sachs was engaged to assist Medley Capital.257

251	Id. at 23–24.
252	Id. at 30–31.
253	Id. at 44.
254	Id.
255	Id. at 31.
256	Id. at 53.
257	Id. at 46–47.

●	Mack did not believe the standstill provisions should have been reviewed by the Board, calling it a “management issue, not a director [issue]” and suggesting “the more the merrier.”258

●	Mack did not think it was important for the Medley Capital Board to be informed when Medley Management entered contracts that were binding on Medley Capital.259

●	Mack had no idea whether Medley Capital paid performance fees to Advisors in 2017, or how the fees Advisors collected from Medley Capital affected Advisors’ ability to pay its employees.260

●	Mack believed that the Party X proposal was geared toward a deal with Medley Capital, not Medley Management.261

●	Mack could not recall whether he considered having Sandler perform any form of a market check.262 Instead, he relied on Brook Taube for his purported knowledge that “we were looking at strategic alternatives.”263

●	Mack did not believe that Medley Capital had ever solicited the market on its own behalf and was indifferent about the failure to do so.264

258	Id. at 52–53.
259	Id. at 52–53.
260	Id. at 63.
261	Id. at 57. Until his deposition, Mack “never really thought about the entities” involved in the proposal. Id. at 118; see id. (“I thought it was Medley Capital, but I would say that’s just me not digging into who the parties are.”).
262	Id. at 73.
263	Id. at 53.
264	Id. at 72–73.

●	Mack did not think the personal interests of the Taube brothers in closing the Proposed Transactions were relevant considerations in evaluating the transactions.265

●	Mack did not have any understanding as to the significance of the Taube brothers’ Medley Capital stockholdings or how they came to hold that position.266

●	Mack was completely unaware as to the financing arrangement that the Taube brothers had with Fortress, which intensified the “enormous pressure” that drove the Taube brothers’ decision to pursue the Proposed Transactions.267

●	Mack did not think the fund’s recent performance was an important consideration in the annual review of Advisors’ contract with Medley Capital. Mack stressed the Board would consider comparisons to the fees and legal restrictions of comparable advisory arrangements, but did not think that recent performance was particularly important.268

●	The lack of cash consideration for Medley Capital stockholders in the Proposed Transactions raised no concerns for Mack, even in the face of the large cash component that Medley Management was going to receive in the transactions.269

●	Mack was indifferent to the compensation levels that would be paid to senior management in the combined company, even in the face of conversations concerning the fact that the compensation packages could potentially eliminate the benefits touted for Medley Capital stockholders in the Proposed Transactions.270 Mack was satisfied that it was a concern for Sierra’s board because they were negotiating and deciding the compensation, rather than the Medley Capital Board.271

265	Id. at 32.
266	Id. at 33–34.
267	Id. at 34–35.
268	Id. at 42–43.
269	Id. at 79.
270	Id. at 82–83.
271	Id. at 80–81, 83.

The record also reflects that half of Mack’s annual income in the past three years had come from his service on the Board, making him susceptible to wanting to stay in the good graces of the Taube brothers.272

Lerdal was similarly susceptible to Brook Taube’s outsized influence as Medley Capital’s founder.273 Lerdal desired to continue as director after formation of the combined company. He curried favor from Brook Taube during the selection process. When he was not selected, he contacted Brook Taube for other personal favors. The record reflects that Lerdal, who did not testify at trial, was loyal to Brook Taube, not the Medley Capital common stockholders:

●	Lerdal shared information about the Special Committee’s process with Brook.274

272	Id. at 10–11.
273	See Basho Techs., 2018 WL 3326693, at *27 (explaining that a broader indicia of effective control includes “the ability to exercise outsized influence in the board room, such as through high-status roles like CEO, Chairman, or founder”).
274	JX 717 at p.11 (text message chain on January 9, 2019 at 2:56 p.m.: Lerdal: “Old ladies and their schedules . . .”; Brook: “Whoa”; Lerdal: “Recommendation will be forthcoming. Proper response. Your question was the proper one.”; Brook: “Which one?”; Lerdal: “Are we going to respond to every f**ksake on the planet?”)

●	Lerdal personally kept Brook up to date on market interest in Medley Capital, warning him by text on August 15, 2018 that the company “has some bargain hunters.”275

●	Four days before approving the merger, Lerdal asked Brook: “Are we on track? Anything you need from me?”276 The two talked on the phone soon thereafter.

●	The day the Special Committee approved the Proposed Transactions, Lerdal praised Brook as the “architect” of the deal and stated that he was “excited for the future whether the Sierra guys give me the nod or not.”277

●	When the Special Committee decided to turn down a bidder in February 2019, Lerdal texted Brook: “Hang in there brother. The deal is still the best option.”278 The two then exchanged an additional fourteen messages.

●	When Brook Taube suggested that the “predictable naysayers” would be the first people removed from their positions during the Proposed Transactions, Lerdal was quick to support the idea, texting “Freak the naysayers.”279

●	Lerdal requested personal updates by text on the merger behind-the- scenes from Brook, asking “How do we look?” on October 9, 2018. Brook responded that there was “[G]ood news yesterday from [the SEC]” and that the deal was “Read[y] to go when ‘advisors’ stop fussing.”280

275	Id. at p.4.
276	Id. at p.1.
277	Id. at p.2.
278	Id. at p.4.
279	Id. at p.4.
280	Id. at p.5.

●	Lerdal’s texts effortlessly wove ingratiating personal adoration with business details. On October 26, 2018, he texted Brook that he had played a game of golf in Brook’s honor, and offered “an open invitation to visit and I’ll host any time.”281

●	In an August 1, 2017 email, Lerdal complained that the Taube brothers gave the Board “too much information,” asserted that the company could not pay him enough to make him continue being diligent and thorough, and bragged about how he would conduct himself in future litigation against the company.282

In short, the majority of the members of the Special Committee lacked independence from the Taube brothers.

The Special Committee also sat supine in negotiations concerning the Proposed Transactions, allowing the Taube brothers to dominate the process by: setting the deal structure; controlling the flow of information; withholding information; withholding details about Medley Management’s own value and the existence of offers from third parties; locking out “interlopers” through standstill agreements, deal protections, and an aggressive timeline; and rushing the committee’s deliberations. In the end, the Special Committee allowed Medley Management to extract a huge premium while Medley Capital stockholders received none.

281	Id. at pp.6–7.
282	JX 023.

The Special Committee deferred to the Taube brothers although the committee had ample negotiating leverage—the ability to terminate the Management Agreement or simply reject the deal, either of which would have had devastating consequences for Medley Management. Terminating the Management Agreement would trigger Fortress’s rights under the joint venture. Rejecting the deal would foreclose Medley Management’s only viable solution to the enormous financial pressure they labored under.

It bears noting that there is nothing inherently wrong under Delaware law with the structure of the Medley Entities. Most BDCs have corporate structures similar to Medley Capital and Sierra—they rely on external advisors for management, administration, office space, staff, and other aspects of their existence. As a critical counterbalance to management’s extensive control over the day-to-day operations, the ‘40 Act requires that the majority of the directors on BDC boards are independent from management. At no point in time is this protection more critical than in the context of a conflicted transaction. In this case, FrontFour has demonstrated that the Taube brothers are controllers not because of flaws inherent in the structure of BDCs, but rather, because those tasked with standing independent from the Taube brothers willfully deferred to their authority.

2.             The Proposed Transactions Are Not Entirely Fair.

“The concept of fairness has two basic aspects: fair dealing and fair price.”283 Although the two aspects may be examined separately, “the test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.”284 Defendants bear the burden of demonstrating that fair dealing and fair price.285

Fair dealing “embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained.”286 “The scope of this factor is not limited to the controller’s formal act of making the proposal; it encompasses actions taken by the controller in the period leading up to the formal proposal.”287 “Particular consideration must be given to evidence of whether the special committee was truly independent, fully informed and had the freedom to negotiate at arm’s length.”288

283	Weinberger, 457 A.2d at 711.
284	Id.
285	Cinerama, Inc. v. Technicolor, Inc., 663 A.2d 1156, 1163 (Del. 1995) (defendants must prove “to the court’s satisfaction that the transaction was the product of both fair dealing and fair price” (emphasis original) (internal quotation marks omitted)).
286	Id. at 1162 (citing Weinberger, 457 A.2d at 711).
287	In re Dole Food Co., Inc. S’holder Litig., 2015 WL 5052214, at *26 (Del. Ch. Aug. 27, 2015).
288	Lynch, 638 A.2d at 1120–21. See also In re Tele–Commc’ns, Inc. S’holders Litig., 2005 WL 3642727, at *10 (Del. Ch. Dec. 21, 2005) (“[A]n important element of an effective special committee is that it be fully informed in making its determination.”); Tremont II, 694 A.2d at 431 (“In evaluating this claim the Court of Chancery correctly stated that “[a] controlling shareholder .. . . must disclose fully all material facts and circumstances surrounding the transaction.”) (citing Kahn v. Tremont Corp. (Tremont I), 1996 WL 145452, at *15 (Del. Ch. Mar. 21, 1996)).

In this case, the timing, structure, initiation, and negotiation of the Proposed Transactions were conceived for the purpose of—and did—advance the Taubes’ interest at the expense of Medley Capital’s other stockholders. In the events leading up to the Proposed Transactions, the Taube brothers created an informational vacuum, which they then exploited. The Special Committee was not truly independent and did not negotiate at arm’s length. In sum, Defendants have not proven that the Proposed Transactions were the product of fair dealing.

The second aspect of the entire fairness inquiry is fair price. Fair price “relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company’s stock.”289

289	Lynch, 638 A.2d at 1115 (citing Weinberger, 457 A.2d at 711).

The primary evidence presented at trial on the issue of fair price consists of the opinions of the parties’ respective experts.290 Defendants offered the testimony of Dr. Marc Zenner, who performed regression analyses intended to show the benefits of size/scale, asset quality, and internalized management.291 That analysis did not support the propositions for which it was offered. One analysis explained only 11% of the variation in p/NAV multiples.292 The other was not statistically significant and lacked explanatory power.293 Zenner also conducted a comparable transactions analysis, but 50% of his “transactions” were offers that never resulted in an actual merger.294 Zenner did not opine on the value of Medley Capital, a fair price to acquire Medley Capital, or the value of the combined company if the Proposed Transactions were to occur. He opined that the process used by various investment banks was reasonable, but an expert cannot simply vouch for the work of someone else.295 Zenner opined that Medley Capital’s trading price following the announcement of the proposed transaction supported a finding of fair price. Zenner, however, was unable to exclude other possible causes of Medley Capital’s stock price bump in response the Proposed Transactions.296

290	See Trial Tr. at 427:3–502:21 (Zenner examination); JX 618 (Zenner Report); Trial Tr. at 94:6–152:20 (Kennedy examination); JX 621 (Kennedy Report).
291	JX 621 (Kennedy Report).
292	Trial Tr. at 475–76 (Zenner).
293	Id. at 474–75.
294	Id. at 491–92.
295	See, e.g., Va. Power Energy Mktg., Inc. v. EQT Energy, LLC, 2012 WL 13034278, at *1 (E.D. Va. May 9, 2012) (holding that a “comment upon the opinion of another expert .. . . is not a proper subject for expert opinion evidence”).
296	Trial Tr. at 488:3–8 (Zenner).

By contrast, FrontFour’s expert Dr. William Kennedy credibly testified that the fair value of Medley Capital is $5.07 per share and the price being offered is well below that.297

Ultimately, this is a case in which a deeply flawed process obscures the fair value of Medley Capital. The record reveals that the Taube brothers obstructed any pre-signing price competition from “interlopers.”298 The two aspects of the entire fairness standard interact.299 Just as “[a] strong record of fair dealing can influence the fair price inquiry, . . . process can infect price.”300 Any inability to determine the degree to which the flawed process infected the price works to Defendants’ detriment, as they bear the burden of proof on this issue.301

297	Trial Tr. at 96–98, 103–111 (Kennedy).
298	In re Appraisal of Dell Inc., 2016 WL 3186538, at *36 & n.36 (Del. Ch. May 31, 2016) (“[T]he bulk of any price competition occurs before the deal is signed.”), aff’d in part, rev’d in part sub nom. Dell, Inc. v. Magnetar Glob. Event Driven Master Fund Ltd, 177 A.3d 1 (Del. 2017).
299	Dole, 2015 WL 5052214, at *34.
300	Reis, 28 A.3d at 467; accord Ross Hldg. & Mgmt. Co. v. Advance Realty Gp., LLC, 2014 WL 4374261, at *33 (Del. Ch. Sept. 4, 2014) (“Robust procedural protections may support a determination that price was fairly within a range of reasonable values, and a failure of process may prevent a Court from reaching such a conclusion.”); see William Penn P’ship v. Saliba, 13 A.3d 749, 758 (Del. 2011) (“Merely showing that the sale price was in the range of fairness, however, does not necessarily satisfy the entire fairness burden when fiduciaries stand on both sides of a transaction and manipulate the sales process.”); Gentile v. Rossette, 2010 WL 2171613, at *9 (Del. Ch. May 28, 2010) (“From a tainted process, one should not be surprised if a tainted price emerges.”); Bomarko, Inc. v. Int’l Telecharge, Inc., 794 A.2d 1161, 1183 (Del. Ch. 1999), as revised (Nov. 16, 1999), aff’d, 766 A.2d 437 (Del. 2000) (“[T]he unfairness of the process also infects the fairness of the price.”); HMG/Courtland Properties, Inc. v. Gray, 749 A.2d 94, 116 (Del. Ch. 1999) (holding that the defendants did not satisfy their burden by showing that the price was “within the low end of the range of possible prices that might have been paid in negotiated arm’s-length deals” where “[t]he process was . . . anything but fair”); Tremont II, 694 A.2d at 432 (“[H]ere, the process is so intertwined with price that under Weinberger’s unitary standard a finding that the price negotiated by the [special committee] might have been fair does not save the result.”).
301	Auriga Capital Corp. v. Gatz Props., 40 A.3d 839, 857–58 (Del. Ch. 2010), aff’d 59 A.3d 1206 (Del. 2012). See also id. at 874–75 (“[The defendant] has argued throughout this litigation that [the property] was worth less than its debt and thus any surplus over zero was a fair price, but I cannot accept this as true based on the record before me. [The defendant] himself is responsible for this evidentiary doubt. He fended off [a potential buyer], gave incomplete information to [the appraiser hired by the LLC], and did not promote a fair Auction process. Thus, I do not view the Auction process as generating a price indicative of what [the property] would fetch in a true arm’s-length negotiation. Rather, the evidence suggests that [the property] was worth more than what [the defendant] paid. [The defendant] was not motivated to bid his best price because he knew that he was the only bidder before he finalized his offer . . . The fact that we do not have concrete evidence of what a fully negotiated third-party deal would have produced is [the defendant’s] own fault, and such ambiguities are construed against the self-conflicted fiduciary who created them.”).

B.             Enhanced Scrutiny Claim

The parties engaged in a robust dispute concerning whether deal protections or the Proposed Transactions in their entirety are subject to and pass enhanced scrutiny.302 Any Delaware law enthusiast would relish the opportunity to dilate on the issues raised, but the press of time requires a more direct approach.

302	FrontFour urges the Court to apply enhanced scrutiny to the entirety of the Proposed Transactions, not just the deal protections. They argue that, “as conceived, the entire Transaction is an improper defensive measure implemented by [Medley] Management to advance its own interests . . . .” Pls.’ Post-Trial Br. at 65.

FrontFour challenges three deal protections in the Merger Agreement: a no- shop, an adverse-recommendation-change requirement, and a termination fee.303 Enhanced scrutiny applies to deal protections, and the burden lies on Defendants to justify those protections.304 Defendants cannot meet that burden here.

303	More specifically, the deal protections are: (1) a no-shop provision preventing each party from attempting to undermine the Merger Agreement by soliciting other bids, subject to a “Superior Proposal” fiduciary out; (2) an “adverse recommendation change” requirement that the Medley Capital Board recommend that the stockholders vote in favor of the merger, subject to a fiduciary out; and (3) a “termination fee” provision requirement the payment of $6 million to Sierra under certain conditions. Defendants’ expert quantifies the termination fees as 2.79% of the deal value, and FrontFour does not dispute this computation. JX 618 at p.31.
304	See Paramount Commc’ns, Inc. v. Time Inc., 571 A.2d 1140, 1151 (Del. 1989); Mills Acq. Co. v. Macmillan Inc., 559 A.2d 1261, 1288 (Del. 1988). “Deal protections” are provisions of a merger agreement that compensate a jilted third party if the target does not consummate the deal or obstructs disruption of the deal by another transaction. Leo E. Strine, Jr., Categorical Confusion: Deal Protection Measures in Stock-for-Stock Merger Agreements, 56 Bus. Law. 919, 922 (2001) [hereinafter Categorical Confusion]. Under default rules of the Delaware General Corporation Law, a stockholder can sell control of the company in the minimum number of days permitted under federal securities law. Id. at 924 & n.14. Deal protection measures disturb this natural ordering by obstructing a stockholders’ ability to engage in other transactions once a merger agreement is signed. Further, mergers require stockholder approval. To be effective, the stockholder vote must be “meaningful and voluntary.” See 8 Del. C. § 251(c). By safeguarding the merger, deal protections encroach on the voluntary nature of the stockholder vote. Williams v. Geier, 671 A.2d 1368, 1387 (Del. 1996).

The suite of deal protections at issue would pass muster under most circumstances, but not in this case. The Court’s analysis is fact intensive and context specific.305 Due to extreme process flaws that led to the Proposed Transactions, the deal protections are not within the range of reasonableness.306

Of the three challenged deal protections, the no-shop is the primary offender. No-shop provisions paired with a fiduciary out are not unique.307 No-shop provisions are used to entice acquirers to make a strong offer by contractually eliminating the risk that the acquirer is a stalking horse used to generate a bidding war.308 That justification has no application here. The Proposed Transactions are among affiliated entities. All of the parties were aware, when negotiating the deal protections, that there was no pre-signing auction or market check and no risk that Sierra was being used as a stalking horse. There was also no risk that Medley Capital would lose the “bird in hand” if the transaction was shopped.309

305	La. Mun. Police Emps.’ Ret. Sys. v. Crawford, 918 A.2d 1172, 1181 n.10 (Del. Ch. 2007) (“The inquiry, by its very nature fact intensive, cannot be reduced to a mathematical equation.”); id. (“Our courts do not ‘presume that all business circumstances are identical or that there is any naturally occurring rate of deal protection, the deficit or excess of which will be less than economically optimal. …[A] court focuses upon the real world risks and prospects confronting [directors] when they agreed to the deal protections.”) (internal quotation marks and citation omitted); see also In re BioClinica, Inc. S’holder Litig., 2013 WL 5631233, at *8 (Del. Ch. Oct. 16, 2013) (“a no-solicitation provision, a poison pill, a reasonable termination fee, information rights, and a top-up option… in the context of an otherwise reasonable sales process, have been found non-preclusive” (emphasis added)); In re Cogent, Inc. S’holder Litig., 7 A.3d 487, 501–09 (Del. Ch. 2010) (assessing the preclusive effect of deal protections individually and “in the aggregate”); Orman v. Cullman, 2004 WL 2348395, at *6 (Del. Ch. Oct. 20, 2004) (noting that deal protection devices may be unreasonable even if not coercive or preclusive); Stahl v. Apple Bancorp, Inc., 16 Del. J. Corp. L. 1573, 1587 (Del. Ch. Aug. 9, 1990) (Allen, C.) (“Thus, where it is applicable, Unocal requires a judicial judgment finely focused upon the particulars of the case.”).
306	Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 935 (Del. 2003).
307	See, e.g., In re Cogent, 7 A.3d at 502 & n.40 (collecting decisions) (“Potential suitors often have a legitimate concern that they are being used merely to draw others into a bidding war. Therefore, in an effort to entice an acquirer to make a strong offer, it is reasonable for a seller to provide a buyer some level of assurance that he will be given adequate opportunity to buy the seller, even if a higher bid later emerges.”).
308	Id. at 502.
309	Interestingly, Defendants’ expert, Dr. Marc Zenner, presented a comparable transactions analysis related to deal protection devices. In that analysis two-thirds of his comparable set involved a pre-signing formal auction. Of course, this renders the set not comparable to the Proposed Transactions. Trial Tr. at 494–95. It also supports the notion that no-shops are outside of the range of reasonableness absent a pre-signing market canvas or efforts to assess potential price competition pre-signing. See Forgo v. Health Grades, Inc., C.A. No. 5716-VCS, at 16:18–20 (Del. Ch. Sept. 3, 2010) (TRANSCRIPT) (“Well, you know, if you’re not going to do as much on the front end, you got to make sure the back end works.”).

Incrementally, the other two deal protections are also problematic. The adverse-recommendation-change provision310 unduly cabins the Board.311 Although the termination fee is not unreasonable on its own, in combination with the other deal protections, it too falls outside the range of reasonableness.312

310	Merger Agr. § 7.10(e).
311	See generally In re Complete Genomics, Inc. S’holder Litig., C.A. No. 7888-VCL, at 17 (Del. Ch. Nov. 9, 2012) (TRANSCRIPT) (stating that placing restrictions on a board’s “ability to change its recommendation” that mirror “the types of conditions and procedures frequently and historically used to regulate a target’s contractual ability to terminate a merger agreement and accept a superior proposal” is “fraught with peril”). This Court provided a definitive summary of the relevant issues in In re Primedia, Inc. Shareholders Litigation:

Delaware law requires that a board of directors give a meaningful, current recommendation to stockholders regarding the advisability of a merger including, if necessary, recommending against the merger as a result of subsequent events. This obligation flows from the bedrock principle that when directors communicate publicly or directly with shareholders about corporate matters, the sine qua non of directors’ fiduciary duty to shareholders is honesty. The duty of loyalty, which mandates that directors act in stockholders’ best interests, consequently requires ensuring an informed stockholder vote. The obligation to change as recommendation prior to a stockholder vote can be further viewed as a duty to update a prior material statement. A board may not suggest or imply that it is recommending the merger to the shareholders if in fact its members have concluded privately that the deal is not now in the best interest of the shareholders. In light of these principles, the target board must have an ability to make a truthful and candid recommendation consistent with its fiduciary duties—and this duty will be applicable whether or not there is a superior offer.”

67 A.3d 455, 491–92 (Del. Ch. 2013) (internal quotations and citations omitted) (emphasis added).

312	See In re Del Monte Foods Co. S’holders Litig., 25 A.3d 813, 840 (Del. Ch. 2011) (enjoining defensive measures not because the defensive measures themselves failed enhanced scrutiny but because they were “the product of a fiduciary breach”).

C.             Disclosure Claims

“[T]o establish a violation of the duty of disclosure, [a plaintiff] must prove that the omitted fact would have been material to the stockholder action sought.”313 The materiality standard requires that fiduciaries disclose all facts which “under all the circumstances . . . would have assumed actual significance in the deliberations of the reasonable shareholder.”314 “A material fact is one that a reasonable stockholder would find relevant in deciding how to vote. It is not necessary that a fact would change how a stockholder would vote.”315 “A material fact is one that a reasonable investor would view as significantly altering the ‘total mix’ of information made available.”316 However, once fiduciaries have “traveled down the road of partial disclosure,” they must “provide the stockholders with an accurate, full, and fair characterization of [the] events.”317

313	Unanue v. Unanue, 2004 WL 2521292, at *10 (Del. Ch. Nov. 3, 2004).
314	In re Novell, Inc. S’holder Litig., 2013 WL 322560, at *13 (Del. Ch. Jan. 3, 2013) (citation omitted).
315	Klang v. Smith’s Food & Drug Ctrs., Inc., 702 A.2d 150, 156 (Del. 1997) (footnotes omitted).
316	Zaucha v. Brody, 1997 WL 305841, at *5 (Del. Ch. June 3, 1997); see Novell, 2013 WL 322560, at *13 (explaining that material facts are those which, “under all the circumstances… would have assumed actual significance in the deliberations of the reasonable shareholder.” (citation omitted)).
317	Arnold v. Soc’y for Sav. Bancorp., Inc., 650 A.2d 1270, 1280 (Del. 1994); see also Rodgers v. Bingham, C.A. No. 2017-0314-AGB, at 81 (Del. Ch. June 1, 2017) (TRANSCRIPT).

Controlling stockholders “have large informational advantages that can only be imperfectly overcome by the special committee process, which almost invariably involves directors who are not involved in the day-to-day management of the subsidiary.”318 Accordingly, controllers owe “a duty of complete candor when standing on both sides of a transaction and must disclose fully all the material facts and circumstances surrounding the transaction.”319

318	In re Pure Res., Inc., S’holders Litig., 808 A.2d 421, 450 (Del. Ch. 2002).
319	Kahn v. Lynch Commc’n Sys., Inc., 669 A.2d 79, 88 (Del. 1995).

Applying these principles, FrontFour has proven that Defendants violated their duties of disclosure to inform stockholders of the process that led to the Proposed Transactions and the expressions of interest from third parties.

1.             Process Disclosures

The Proxy describes the deployment of three different special committees to mitigate conflicts and replicate arm’s-length bargaining.320 The description creates the misleading impression that the Special Committee process at Medley Capital was effective. In reality, during the negotiation process, the Special Committee was disabled by its ignorance of: the details of the bids made for Medley Management during Project Elevate; the “enormous pressure” facing Medley Management and the Taubes;321 and the standstill agreements that forbade potential transaction partners from presenting proposals directly to Medley Capital without Medley Management’s consent. These process failures and others identified in this decision are material to stockholders considering the Proposed Transactions.

320	See JX 430 at 72–73.
321	See Morrison v. Berry, 191 A.3d 268, 287–88 (Del. 2018), as revised (July 27, 2018) (reversing trial court’s dismissal of disclosure claim after concluding that “stockholders were entitled to know the depth and breadth of the pressure confronting the Company” given “the Company chose to speak on the topic”).

The Proxy and Medley Capital’s other public filings disclose certain of these process flaws now, but they fail to mention that the Special Committee only learned of these items after the execution of the Merger Agreement (and in some cases only after this litigation began).322 The timing of the Board’s knowledge is a critical fact that would impact any stockholder’s assessment of the quality of the transaction process.323

2.	Other Indications of Interest—Lantern, NexPoint, Origami, and ZAIS

Following FrontFour’s January 30, 2019 letter to the Medley Capital Board,324 Medley Management disclosed on February 5, 2019 certain terms of eleven indications of interest. It characterized each as a “non-binding indication of interest received by Medley Management.”325 Medley Capital separately issued supplemental disclosures regarding offers made by NexPoint on January 31, 2019, to replace Medley Management as manager, and Origami on February 11, 2019, to acquire Medley SBIC.

322	See Trial Tr. at 203–217 (Ainsberg); id. 409–416 (Hirtler-Garvey); JX 628 at pp.13–15.
323	See In re Rural Metro, 88 A.3d 54, 94 (Del. Ch. 2014) (concluding after a trial that, at the time they approved the transaction, the [directors] were unaware of RBC’s last minute efforts to solicit [a] buy-side financing role from Warburg . . . and did not know about RBC’s manipulation of its valuation metrics,” and holding that, “[u]nder the circumstances, the Board’s decision to approve Warburg’s bid lacked a reasonable informational basis and fell outside the range of reasonableness.”); In re Del Monte Foods Co. S’holders Litig., 2011 WL 2535256, at *10 (Del. Ch. June 27, 2011) (fee award opinion emphasizing that lead counsel “uncovered facts not previously known to the [target] board” that “empowered the [target] directors to re-evaluate their prior decisions and reliance on [their financial advisor]”).
324	JX 706.
325	JX 513 at pp.3–4.

Defendants never disclosed to stockholders that Lantern had expressed interest in a recapitalization transaction with Medley Capital, or that Lantern had executed a standstill agreement with Medley Management that prohibited it from making its recapitalization proposal directly to Medley Capital.326

Defendants also never disclosed ZAIS’s January 2, 2019 proposal to replace Medley Management as Medley Capital’s investment advisor for the “explicit task of managing an orderly sale or liquidation of Medley Capital.”327 Nor have Defendants disclosed Brook Taube’s January 24, 2019 rejection of ZAIS’s proposal on behalf of Medley Capital, citing the non-solicitation provision in the Medley Capital Merger Agreement.328 Text message correspondence between Brook Taube and Lerdal on the day of the Special Committee’s January 9, 2019 meeting shows that Medley Management coordinated with the Special Committee regarding whether and how to respond to ZAIS. None of this was disclosed.329

326	JX 138 at p.4; Trial Tr. at 340–43 (Taube).
327	JX 432.
328	JX 459.
329	See Trial Tr. at 366 (Taube); JX 717 at p.11 (“Proper response forthcoming . . . Are we going to have to respond to every f**ksake on the planet?”).

Stockholders cannot make a fully informed decision regarding the Proposed Transactions unless they know about Lantern’s expressed interest in a recapitalization, the ZAIS proposal, and Brook Taube’s response citing the Medley Capital Merger Agreement.330

Further, on February 13, 2019, Defendants publicly denied that Medley Management received an offer from Origami to purchase Medley SBIC in April 2018.331 Medley Capital’s February 13 press release stated: “Contrary to Origami’s public statements, the Company never received a proposal to buy the SBIC Subsidiary from Origami until yesterday. Origami did not propose to buy the equity of the SBIC subsidiary for 60% of its fair market value or at any price last April as suggested by Origami’s press release.”332 This disclosure creates the impression that Origami fabricated the fact of the proposal.

330	See In re Topps Co., 926 A.2d 58, 77 (Del. Ch. 2007) (issuing an injunction after finding that proxy statement misrepresented competing bidder’s acquisition proposals and failed to disclose CEO’s potentially bid-deterring statements to the market).
331	JX 553 at p.3.
332	Id.

Origami did not fabricate the fact of the proposal. In fact, Medley Capital received an April 11, 2018 letter from Origami addressed to Brook Taube and Marilyn Adler, Senior Managing Director, Medley Capital, expressing “interest in purchasing 100% of Medley Capital Corporation and its affiliates’ interest in Medley SBIC.”333 Adler responded, dispelling any notion that the email failed to transmit.334 Whether Brook Taube never saw Origami’s proposal, as he contends, is irrelevant to the truth: Medley Management received it. “Whenever directors communicate publicly or directly with shareholders about the corporation’s affairs, with or without a request for shareholder action, . . . the sine qua non of directors’ fiduciary duty to shareholders is honesty.”335 Medley Capital must correct its disclosures regarding Origami.336

333	JX 100.
334	JX 108 (“I am excited to tell you that Medley has agreed to discuss a process for the sale. I’ve given your name as a possible buyer. I am having a discussion this week and will update you as I know more.”); Trial Tr. at 374–75 (Taube).
335	Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998).
336	In re Topps Co., 926 A.2d at 77 (issuing injunction after finding that proxy statement misrepresented competing bidder’s acquisition proposals).

D.             Aiding and Abetting

To establish an aiding and abetting claim against Sierra, FrontFour was required to prove that Sierra knowingly participated in the other Defendants’ breach of fiduciary duty.337 This is “a stringent standard that turn[s] on proof of scienter.”338 FrontFour bears the burden for the aiding and abetting claim.339

“The adjective ‘knowing’ modifies the concept of ‘participation,’ not breach.”340 The underlying wrong does not have to be knowing or intentional; it can be a breach of the duty of care.341 Under Section 876(b) of the Restatement (Second) of Torts, knowing participation exists when a third party:

(a) does a tortious act in concert with the other or pursuant to a common design with him, or

337	See Malpiede v. Townson, 780 A.2d 1075, 1096 (Del. 2001) (setting out the elements of an aiding and abetting claim).
338	In re MeadWestvaco S’holders Litig., 168 A.3d 675, 688 (Del. Ch. 2017) (alteration in original) (internal quotation marks omitted); see Allied Capital Corp. v. GC-Sun Hldgs., L.P., 910 A.2d 1020, 1039 (Del. Ch. 2006).
339	Dole, 2015 WL 5052214, at *3.
340	Rural Metro, 88 A.3d at 97.
341	Singh v. Attenborough, 137 A.3d 151, 152–53 (Del. 2016) (ORDER); see RBC Capital Markets LLC v. Jarvis, 129 A.3d 816, 862 (Del. 2015) (affirming imposition of liability on financial advisor who aided and abetted the board’s breach of its duty of care). See generally Restatement (Second) of Torts § 876 cmt. d (1979) (explaining that secondary liability can attach where the underlying breach “is merely a negligent act” and “applies whether or not the [underlying wrongdoer] knows his act is tortious”).

(b) knows that the other’s conduct constitutes a breach of duty and gives substantial assistance or encouragement to the other to so conduct himself, or

(c) gives substantial assistance to the other in accomplishing a tortious result and his own conduct, separately considered, constitutes a breach of duty to the third person.342

For purposes of a board decision, the requirement of participation can be established if the third party “participated in the board’s decisions, conspired with [the] board, or otherwise caused the board to make the decisions at issue.”343 In particular, a third party can be liable for aiding and abetting a breach of the duty of care if the third party “purposely induced the breach of the duty of care . . . .”344 The method of facilitating the breach can include “creating the informational vacuum” in which the board breaches its duty of care.345

342	Restatement (Second) of Torts § 876(b) (1979); see In re PLX Tech. Inc. S’holders Litig., 2018 WL 5018535, at *47–50 (Del. Ch. Oct. 16, 2018); Anderson v. Airco, Inc., 2004 WL 2827887, at *2–3 (Del. Super. Nov. 30, 2004).
343	Malpiede, 780 A.2d at 1098.
344	RBC Capital, 129 A.3d at 842 (upholding finding of aiding and abetting where financial advisor inexplicably modified its precedent transaction analysis); In re Wayport Litig., 76 A.3d 296, 322 n.3 (Del. Ch. 2013) (“[A] non-fiduciary aider and abettor could face different liability exposure than the defendant fiduciaries if, for example, the non-fiduciary misled unwitting directors to achieve a desired result.”); Del Monte, 25 A.3d at 836 (holding that investment bank’s knowing silence about its buy-side intentions, its involvement with the successful bidder, and its violation of a no-teaming provision misled the board); Goodwin v. Live Entm’t, Inc., 1999 WL 64265, at *28 (Del. Ch. Jan. 25, 1999) (granting summary judgment in favor of defendants charged with aiding and abetting a breach of the duty of care but suggesting that such a claim could proceed if “third-parties, for improper motives of their own, intentionally duped the Live directors into breaching their duty of care”); see also Mills Acq., 559 A.2d at 1283–84, 1284 n.33 (describing management’s knowing silence about a tip as “a fraud on the Board”). Cf. Singh, 137 A.3d at 152 (“[A]n advisor whose bad-faith actions cause its board clients to breach their situational fiduciary duties . . . is liable for aiding and abetting.”); Technicolor, 663 A.2d at 1170 n.25 (“[T]he manipulation of the disinterested majority by an interested director vitiates the majority’s ability to act as a neutral decision-making body.”).
345	Rural Metro, 88 A.3d at 97 (holding that a party is liable for aiding and abetting when it “participates in the breach by misleading the board or creating the informational vacuum”); see Mesirov v. Enbridge Energy Co., Inc., 2018 WL 4182204, at *15 (Del. Ch. Aug. 29, 2018) (sustaining claim for aiding and abetting against financial advisor for preparing misleading analyses and creating an informational vacuum); In re TIBCO Software Inc. S’holders Litig., 2015 WL 6155894, at *25 (Del. Ch. Oct. 20, 2015) (same); In re Nine Sys. Corp. S’holders Litig., 2014 WL 4383127, at *48 (Del. Ch. Sept. 4, 2014) (holding that interested director aided and abetted breach of duty by failing to adequately explain valuation, thereby misleading the board and creating an informational vacuum), aff’d sub nom. Fuchs v. Wren Hldgs., LLC, 129 A.3d 882 (Del. 2015) (TABLE).

A court’s analysis of whether a secondary actor “knowingly participated” is necessarily fact intensive. Illustrative factors include the following:

●	The nature of the tortious act that the secondary actor participated in or encouraged, including its severity, the clarity of the violation, the extent of the consequences, and the secondary actor’s knowledge of these aspects;

●	The amount, kind, and duration of assistance given, including how directly involved the secondary actor was in the primary actor’s conduct;

●	The nature of the relationship between the secondary and primary actors; and

●	The secondary actor’s state of mind.346

346	Dole, 2015 WL 5052214, at *42.

At trial, FrontFour succeeded in raising suspicions concerning the independence of the Sierra special committee’s financial advisor, Broadhaven. Broadhaven’s conflicts alone, however, do not prove that Sierra knowingly participated in the other Defendants’ fiduciary breach. Broadhaven did act as Sierra’s agent, and Sierra knew that Broadhaven had previously worked for Medley Management. But this is the extent of Sierra’s scienter FrontFour proved at trial. Broadhaven was not “the fiduciary and primary wrongdoer.”347 Nor was Broadhaven a “representative of the [Sierra] who either controls [Sierra] or who occupies a sufficiently high position that [its] knowledge is imputed to [Sierra].”348

FrontFour provided no window into the deliberations on the Sierra side of the negotiations to permit the Court to conduct the fact-intensive inquiry demanded. FrontFour did not call any of the Sierra special committee members live or by deposition. FrontFour adduced no evidence that the Taube brothers controlled the Sierra portion of the process or dominated the Sierra board. FrontFour did not brief their aiding and abetting claim before or after trial.349

347	PLX, 2018 WL 5018535, at *49.
348	Id.
349	Because FrontFour failed to brief the claim, it was waived. See In re IBP, Inc. S’holders Litig., 789 A.2d 14, 62 (Del. Ch. 2001) (explaining that a party waived its argument by not raising it in its opening post-trial brief); Zaman v. Amadeo Hldgs., Inc., 2008 WL 2168397, at *15 (Del. Ch. May 23, 2008) (explaining that the party waived a defense by failing to raise it in its answer and its pre-trial brief because “[t]hey gave no fair notice”).

Accordingly, FrontFour has failed to prove that Sierra aided and abetted in the other Defendants’ breaches of fiduciary duties.

E.             Remedy

To recap, FrontFour has proven that: Conflicted insiders tainted the process that led to the Proposed Transactions. The Special Committee negotiated with willful blinders, not knowing: the value that third-parties had placed on Medley Management; that Medley Management felt “enormous pressure” to enter into a transaction; that standstill agreements prevented third parties from coming forward; and that Medley Management—not Medley Capital—was shopped in the 2017 sale process on which they relied when determining not to conduct a pre-signing market check. Compounding these problems, the Special Committee agreed to deal protections preventing an effective post-signing market check.

At this stage, the most equitable relief for the Medley Capital stockholders would be a curative shopping process, devoid of Medley Management’s influence, free of any deal protections, plus full disclosures. Thereafter, if no better proposal surfaces, the Medley Capital stockholders would have the opportunity to cast a fully informed vote for or against the Proposed Transactions. This relief is precisely what FrontFour seeks.

Yet, ordering such relief would require the Court to blue-pencil Sierra’s merger agreement with Medley Capital (and, by implication, its cross-conditioned agreement with Medley Management) so that Medley Capital could solicit additional competing bids in contravention of the no-shop provision. In other words, FrontFour’s requested relief would keep Sierra “on the hook” to purchase Medley Capital in case the “go-shop” process fails to yield a better offer. Such a revision of the Merger Agreements would deny Sierra the benefit of its bargain and force Sierra to comply with terms to which it never agreed.

Under the Delaware Supreme Court’s decision in C & J Energy,350 an injunction may not issue if it would “strip an innocent third party of its contractual rights” under a merger agreement, unless the party seeking the injunction proves that the third party aided and abetted a breach of fiduciary duty by the target directors. FrontFour has failed to prove that Sierra aided and abetted in the breaches of fiduciary duties. Under these circumstances, C & J Energy leaves this Court no discretion—the most equitable remedy for Medley Capital stockholders cannot be granted.

350	107 A.3d 1049, 1054, 1071–72 (Del. 2014).

To ensure that Medley Capital stockholders are fully informed on any vote on the Proposed Transactions, FrontFour is entitled to corrective disclosures consistent with this decision, and Defendants are enjoined from consummating the Mergers until such disclosures have been made.351 FrontFour may also pursue a damages claim by amending their complaint, if FrontFour so chooses.

III.             CONCLUSION

For the foregoing reasons, the Court holds that Medley Capital’s directors violated their fiduciary duties in entering into the Proposed Transactions. Medley Capital is ordered to issue corrective disclosures in accordance with this decision and to permit the stockholders sufficient time in advance of any stockholder vote to assimilate the information. Judgment on Counts I and II of the Amended Complaint are entered in favor of FrontFour to the extent set forth in this decision, and judgment on Count III is entered in favor of Defendants. FrontFour’s request to permanently enjoin the Proposed Transactions is denied.352

351	See In re MONY Gp. Inc. S’holder Litig., 852 A.2d 9, 32–33 (Del. Ch. 2004) (enjoining a transaction until “necessary supplemental disclosure” is made and noting that because the remedy “can be accomplished quickly, there is no basis to believe that an injunction will result in any harm to . . . the defendants”); Matador Capital Mgmt. Corp. v. BRC Hldgs., Inc., 729 A.2d 280, 300 (Del. Ch. 1998) (enjoining a transaction until “corrective disclosures consistent with the matters discussed herein” were made and disseminated); see also State of Wisc. Inv. Bd. v. Bartlett, 2000 WL 193115, at *2 (Del. Ch. Feb. 9, 2000) (enjoining a transaction to provide time for the stockholders “to assimilate information necessary to assure that they may cast an informed vote”).
352	The parties have not briefed the issue of class certification and this decision does not resolve it.

Medley Entities

Organizational Structure & Conflicted Taube Brothers

Taube Brothers
(Brook, Seth & Chris)
Medley Group LLC
Medley Group LLC owns 97.7% of the voting power of MDLY.
MDLY
(NYSE)
Step 2: MDLY Merger
Taube Brothers own +66% of Medley LLC
Medley LLC
MCC Advisors
SIC Advisors
MCC
(NYSE)
Step 1: MCC Merger
SIC

MDLY
Brook: co-CEO, co-Chairman
Seth: co-CEO, co-Chairman
Chris: Senior Managing Director, Head of Institutional Fundraising

MCC Advisors
Brook: Managing Partner
Seth: Managing Partner

MCC
Brook: CEO, CIO, Chairman
Seth: Director

SIC
Seth: CEO and Chairman
Brook: Director

Pro Forma Company
Brook: CEO, CIO Chairman
Seth: Vice Chairman; Senior EVP & Managing Director
Chris: Senior EVP & Managing Director, Head of Institutional Fundraising

PDX 001
FrontFour v. MCC
2019-0100 KSJM

Medley Entities

Overlapping Management & Directors

	Medley Capital Corporation ("MCC")	MCC Advisors LLC ("MCC Advisors")	Medley Management, Inc. ("MDLY")	Sierra Income Corporation ("SIC")	*Pro Forma* Combined Company
Brook Taube	CEO; President; CIO; Board Chairman	Managing Partner; Sr. Portfolio Manager	Co-CEO; Co-Board Chairman	Director	CEO; CIO; Board Chairman
Seth Taube	Director	Managing Partner	Co-CEO; Co-Board Chairman	CEO; Board Chairman	Vice Chairman; Sr. EVP; Sr. Managing Director
Jeff Tonkel	Director	Managing Partner	President; Director	President	President
Christopher Taube			Sr. Managing Director; Head-Institutional Fundraising		Sr. Managing Director; Head-Institutional Fundraising; Sr. EVP
Karin Hirtler-Garvey	Director; Bd. Special Committee				Director
John Mack	Director; Bd. Special Committee				Director
Oliver Kane				Director	Director
Valerie Lancaster-Beal				Director	Director
Richard Allorto	CFO; Secretary	CFO	CFO	CFO; Treasurer; Secretary	CFO; Treasurer; Sr. EVP; Sr. Managing Director
John Fredericks	Chief Compliance Officer	General Counsel; Chief Compliance Officer	General Counsel; Secretary	Chief Compliance Officer	General Counsel; CCO; Secretary; Sr. EVP; Sr. Managing Director
Samuel Anderson	Sr. Managing Director; Head of Capital Markets & Risk Management		Sr. Managing Director; Head of Capital Markets & Risk Management		Sr. EVP; Sr. Managing Director; Head of Capital Markets & Risk Management
Dean Crowe	Sr. Managing Director; Head of Investing		Sr. Managing Director; Head of Investing	COO; Sr. Portfolio Manager	
Steven Henke	Principal			Controller	
Mike Szczurek	Vice President			"accountable for the financial reporting, accounting and operations of Sierra Income Corporation"	

Sources: MCC Schedule 14A, dated December 21, 2018 (Joint Proxy); MCC Form 10-K, dated December 4, 2018;
MCC Advisors Form ADV, filed March 30, 2018;
Website: http://services.corporate-ir.net/SEC.Enhanced/SecCapsule.aspx?c=236906&fid=15945620;
Website: http://www.medleycapitalcorp.com/phoenix.zhtml?c=236906&p=irol-govBio&ID=259515

PDX 005
FrontFour v. MCC
2019-0100-KSJM

Summary: Standstill Periods

Potential Bidder	Standstill Execution	Standstill Expiration	Effective as of Merger Announcement? (8/9/18)	Source*
PineBridge Investments LLC	5/9/2018	5/9/2019	Yes	JX929
NewStar Financial Inc.	12/22/2017	1/22/2019	Yes	JX928
Kayne Anderson Capital Advisors LP	12/13/2017	12/13/2018	Yes	JX927
Pretium Partners LLC	11/28/2017	11/28/2019	Yes	JX926
Sound Point Capital Management LP	11/20/2017	11/20/2018	Yes	JX925
Tikehau Capital	11/17/2017	11/17/2018	Yes	JX924
GSO Capital Partners LP	11/16/2017	2/16/2019	Yes	JX923
Assicurazioni Generali S.p.A.	11/15/2017	11/15/2018	Yes	JX922
CVC Credit Partners LLC	11/15/2017	11/15/2018	Yes	JX921
Barings LLC	11/9/2017	11/9/2018	Yes	JX919
American Century Services LLC	11/9/2017	11/9/2018	Yes	JX920
Ares Management LP	11/8/2017	11/8/2018	Yes	JX918
Tennenbaum Capital Partners LLC	11/7/2017	11/7/2018	Yes	JX917
Pacific Investment Management	11/6/2017	11/6/2018	Yes	JX915
Schroder Investment Management	11/6/2017	11/6/2018	Yes	JX916
Flexpoint Ford LLC	11/3/2017	11/3/2018	Yes	JX912
TA Associates Management LP	11/3/2017	11/3/2018	Yes	JX913
Apollo Management Holdings LP	11/3/2017	11/3/2018	Yes	JX914
Lightyear Capital LLC	11/2/2017	11/2/2018	Yes	JX911
Bain Capital Credit LP	11/1/2017	11/1/2018	Yes	JX909
GTCR LLC	11/1/2017	11/1/2018	Yes	JX910
The TCW Group Inc.	10/31/2017	10/31/2019	Yes	JX907
Stone Point Capital LLC	10/31/2017	10/31/2018	Yes	JX908
Adams Street Credit Advisors LP	10/26/2017	10/26/2018	Yes	JX906
Carlyle GMS Investment Management LLC	7/25/2017	10/25/2018	Yes	JX905
Kohlberg Kravis Roberts & Co LP	7/21/2017	7/21/2018	No	JX904
First Eagle	7/10/2017	1/10/2019	Yes	JX903
Benefit Street Partners LLC	7/7/2017	7/7/2018	No	JX902
Investcorp Credit Management US LLC	6/27/2017	6/27/2019	Yes	JX901
Ashmore Group plc	6/23/2017	6/23/2019	Yes	JX900

** Based on information to Plaintiffs in Defendants' production.*

PDX 006
FrontFour v. MCC
2019-0100 KSJM

Summary: Standstill Periods

UBS and Credit Suisse Outreach
Goldman Outreach
MCC Special Committee Meeting
Merger Announced
Ashmore Group plc
Investcorp Credit Management US LLC
Benefit Street Partners LLC
First Eagle
Kohlberg Kravis Roberts & Co LP
Carlyle GMS Investment Management LLC
Adams Street Credit Advisors LP
Stone Point Capital LLC
The TCW Group Inc.
GTCR LLC
Bain Capital Credit LP
Lightyear Capital LLC
Apollo Management Holdings LP
TA Associates Management LP
Flexpoint Ford LLC
Schroder Investment Management
Pacific Investment Management
Tennenbaum Capital Partners LLC
Ares Management LP
American Century Services LLC
Barings LLC
CVC Credit Partners LLC
Assicurazioni Generali S.p.A.
GSO Capital Partners LP
Tikehau Capital
Sound Point Capital Management LP
Pretium Partners LLC
Kayne Anderson Capital Advisors LP
NewStar Financial Inc.
PineBridge Investments LLC
6/23/17
10/26/17
6/19/18
8/9/18
3/7/19
11/28/19
Standstill Effective Period

PDX 007
FrontFour v. MCC
2019-0100 KSJM

* *Based on information to Plaintiffs in Defendants' production. Sources listed in PDX 006.*

FILED: NEW YORK COUNTY CLERK 01/25/2019 02:37 PM	INDEX NO. 650503/2019

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 01/25/2019

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

HELENE LAX, Individually and on Behalf of All Others Similarly Situated,
Index No. ______________
Plaintiff,

v.	Date Index Number Purchased:
Jan. 25,2019

BROOK TAUBE, SETH TAUBE, JEFFREY TONKEL, ARTHUR S. AINSBERG, KARIN HIRTLER-GARVEY, JOHN E. MACK, MARK LERDAL, RICHARD T. ALLORTO, JR., MEDLEY CAPITAL CORPORATION, MEDLEY MANAGEMENT INC., SIERRA INCOME CORPORATION, and SIERRA MANAGEMENT, INC.,

SUMMONS

Defendants.

TO THE ABOVE NAMED DEFENDANTS:

YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiffs’ attorneys within twenty (20) days after the service of this summons, exclusive of the day of service (or within thirty (30) days after the service is complete if the summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

The basis for venue is Defendants’ Place of Business.

Dated:	New York, New York
	January 25, 2019	WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

		By:	s/ Benjamin Y. Kaufman
Benjamin Y. Kaufman
Kevin G. Cooper
270 Madison Avenue, 10th Floor
New York, New York 10016
Tel.: (212) 545-4600
Fax: (212) 686-0114
kaufman@whafh.com
kcooper@whafh.com

Attorneys for Plaintiff

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FILED: NEW YORK COUNTY CLERK 01/25/2019 02:37 PM	INDEX NO. 650503/2019

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 01/25/2019

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK

HELENE LAX, Individually and on Behalf of All Others Similarly Situated,
Index No. ______________
Plaintiff,

v.

BROOK TAUBE, SETH TAUBE, JEFFREY TONKEL, ARTHUR S. AINSBERG, KARIN HIRTLER-GARVEY, JOHN E. MACK, MARK LERDAL, RICHARD T. ALLORTO, JR., MEDLEY CAPITAL CORPORATION, MEDLEY MANAGEMENT INC., SIERRA INCOME CORPORATION, and SIERRA MANAGEMENT, INC.,

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

Defendants.

CLASS ACTION COMPLAINT

Plaintiff Helene Lax (“Plaintiff’), on behalf of herself and all other similarly situated stockholders of Medley Capital Corporation (“MCC” or the “Company”), by and through her attorneys, alleges the following upon information and belief, including the investigation of counsel and a review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1.                   Plaintiff brings this stockholder class action on behalf of herself and similarly situated stockholders of MCC against the directors and certain officers of MCC (collectively the “Director/Officer Defendants”)1 for breaching their fiduciary duties in connection with a proposed transaction whereby MCC will combine with Sierra Income Corporation (“Sierra”) and Medley Management Inc. (“MDLY”) to form a publicly traded, internally managed Business Development Company (“BDC”).

[1]	The Director/Officer Defendants are: Brook Taube (in his capacity as MCC’s Chief Executive Officer and Chairman of the Board); Seth Taube (in his capacity as a director of MCC); Jeffrey Tonkel; Arthur S. Ainsberg; Karin Hirtler-Garvey; John E. Mack; Mark Lerdal; and Richard T. Allorto, Jr.

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NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 01/25/2019

2.                   Plaintiff also brings an independent claim against Brook Taube and Seth Taube (together, in their capacities as controlling stockholders, the “Taubes”) for breaching the fiduciary duties they owed MCC’s remaining stockholders in their capacities as controlling stockholders of MCC. The Taubes, in addition to serving as directors and/or officers of MCC, also controlled 14.6% of MCC’s common stock and acted as MCC’s controlling stockholders in connection with the Proposed Transaction (as defined below).

3.                   Plaintiff also asserts a claim against MCC, MDLY, Sierra, and Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), for aiding and abetting the Director/Officer Defendants’ and the Taubes’ breaches of fiduciary duties.

4.                   On August 9, 2018, the Director/Officer Defendants and the Taubes caused MCC to enter into an Agreement and Plan of Merger with Sierra (the “MCC Merger Agreement”), pursuant to which MCC will merge with Sierra, with Sierra continuing as the surviving company (the “MCC Merger”), and each share of MCC common stock will be converted into the right to receive 0.8050 shares of Sierra common shares (the “Merger Consideration”). MCC is an affiliate of Sierra, as the investment managers of both Sierra and MCC are controlled by MDLY.

5.                   The closing of the MCC Merger is contingent upon MDLY merging with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger (the “MDLY Merger” and, collectively with the MCC Merger, the “Mergers” or “Proposed Transaction”). In connection with the MDLY Merger, unaffiliated MDLY Class A stockholders will receive 0.3836 shares of Sierra common stock for each Medley Class A share, as well as $3.44 per share of cash consideration and $0.65 per share of special cash dividends. Furthermore, Medley LLC Units, primarily held by the Taubes and other members of management, will be converted into MDLY Class A Common Stock, enabling these insiders to obtain the same cash and stock consideration as well as a $0.35 per share special cash dividend (i.e., $3.79 in cash plus 0.3836 shares of Sierra common stock). In other words, while the Taubes and other members of management are receiving a sizeable cash payout as a result of the Proposed Transaction, MCC stockholders are being compensated solely with stock in the combined entity following the Mergers (the “Combined Company”).

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6.                   As set forth below, the Merger Consideration being offered to MCC stockholders severely undervalues their shares. The Proposed Transaction was never intended to benefit MCC stockholders, but instead was designed to primarily benefit certain individuals who hold leadership roles at and exert significant influence over each of MCC, MDLY, and Sierra, including the Taubes, who collectively control 14.6% of MCC’s shares and are controlling stockholders of MCC.2 As such, the Proposed Transaction is subject to exacting entire fairness review, which requires the Defendants to establish that the Proposed Transaction was the result of a fair process and provides MCC stockholders with fair consideration for their shares. For the reasons set forth below, neither can be established.

7.                   The Proposed Transaction came to fruition after the Taubes and certain other insiders were unsuccessful in their attempts to find a takeover partner willing to acquire MDLY. MDLY is a publicly traded asset management firm, which is controlled by Medley Group LLC, an entity wholly owned by management, which consists of defendants Brook Taube, Seth Taube, Jeff Tonkel, and Richard T. Allorto, Jr., as well as nonparties John D. Fredericks, Samuel Anderson, and Christopher Taube (collectively, “Management”). The Taubes and Management have done a horrendous job of managing MDLY and MCC, and between May 2017 and May 2018 they spent significant time trying to sell MDLY, including outreach to at least 57 potential buyers. Despite their efforts, MDLY did not receive any serious takeover proposals.

[2]	These shares are held by Medley Seed Funding I LLC, a limited liability company controlled by Medley LLC, which in turn is controlled by Brook Taube and Seth Taube.

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8.                   After a prolonged process which failed to result in a sale of MDLY, Management devised a new plan that would enable them to transform MDLY while simultaneously allowing them to extract personal financial benefits for themselves—that is, they would orchestrate the Proposed Transaction, whereby MCC’s value would be transferred to Management and MDLY’s stockholders, at the expense of MCC’s public stockholders.

9.           As explained in greater detail below, the Taubes asserted their control over MCC in order to capitalize on MCC’s depreciated value—which was largely due to their own deficient management—and, through the Proposed Transaction, provide MDLY’s stakeholders with an outrageous premium and an infusion of cash.

10.          Specifically, by converting an aggregate of 24,839,302 Medley LLC Units held by the members of Management into shares of MDLY Class A Common Stock, the members of Management, principally the Taubes, stand to receive approximately $85 million in cash, which represents approximately 80% of the cash consideration that will be received by MDLY Class A stockholders. Meanwhile, MCC stockholders only stand to receive an inadequate amount of Sierra common stock, without any cash consideration.

11.            The Taubes have also structured the Proposed Transaction to ensure that they will continue to generate income via MCC Advisors LLC (“MCC Advisors”), an investment adviser controlled by MDLY. The Taubes, along with Defendants Jeff Tonkel, serve as Managing Partners at MCC Advisors, and Defendant Richard Allorto Jr. serves as its Chief Financial Officer. Pursuant to the Merger Agreements,3 MCC Advisors will serve as the investment advisor of the Combined Company, for which it will receive fees via a fee structure that is likely to create incentives for MCC Advisors that are not fully aligned with the interests of MCC stockholders.

[3]	In addition to the MCC Merger Agreement, MDLY entered in an Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Merger Sub, and Sierra (the “MDLY Merger Agreement,” and together with the MCC Merger Agreement, the “Merger Agreements”) concerning the merger of MDLY and Sierra.

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12.                   The inadequate Merger Consideration for MCC stockholders is the result of an illusory “negotiation” process leading up to the execution of the Merger Agreements that was fundamentally flawed and marred by conflicts of interest.

13.                   Specifically, several of MCC’s officers and directors hold overlapping leadership roles at MDLY and Sierra and had significant financial interests in MDLY, including three of MCC’s seven directors. The table below depicts the overlapping roles held by certain officers and directors of MCC:

Individual	Entity
	MCC	MCC ADVISORS	MDLY	SIERRA
Brook Taube (Defendant)	Chief Executive Officer, Chairman of the Board, and Controlling Stockholder	Managing Partner and Senior Portfolio Manager	Co-Chief Executive Officer and Co-Chairman of the MDLY Board	Director
Seth Taube (Defendant)	Director and Controlling Stockholder	Managing Partner	Co-Chief Executive Officer and Co-Chairman of the MDLY Board	Director, Chairman of the Sierra Board and Chief Executive Officer
Jeff Tonkel (Defendant)	Director	Managing Partner	President and Director	President
Richard Allorto, Jr. (Defendant)	Chief Financial Officer and Secretary	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer, Secretary, and Treasurer
John Fredericks	Chief Compliance Officer		General Counsel	Chief Compliance Officer
Samuel Anderson	Senior Managing Director of Medley and Head of Capital Markets & Risk Management		Senior Managing Director of Medley and Head of Capital Markets & Risk Management
Christopher Taube	Senior Managing Director of Medley and Head of Institutional Fundraising		Senior Managing Director of Medley and Head of Institutional Fundraising

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14.          Thus, while the MCC Special Committee (comprised of Director/Officer Defendants Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, and Mark Lerdal) was supposed to advocate for MCC stockholders and guard against the significant conflicts of interest faced by the Taubes and other members of Management, Management nevertheless participated in MCC Special Committee meetings throughout the process of negotiating the terms of the Proposed Transaction. The MCC Special Committee was willing to rubber-stamp whatever transaction the Taubes proposed, as evidenced by their decision to accept a significantly below- market valuation for MCC and to allow all the cash consideration in the Proposed Transaction to go to Management and MDLY stockholders. The MCC Special Committee was never truly independent from the Taubes and Management and, as a result, completely failed to protect the interests of MCC’s stockholders.

15.          Moreover, rather than pursuing alternative transactions for MCC or demanding a “go-shop” period, the MCC Special Committee agreed to lock-up the Proposed Transaction with preclusive deal protection devices. Pursuant to the MCC Merger Agreement, the MCC Special Committee agreed to: (i) a no-solicitation provision that prevents MCC from soliciting other potential transactions; (ii) an information and matching rights provision that requires the Company to disclose confidential information about competing bids to Sierra within two (2) business days; (iii) a provision that provides Sierra with the right to match any competing proposal in the event one is made; and (iv) a termination fee of up to $6,000,000. These deal protection provisions, particularly when considered collectively, substantially and improperly limit MCC’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of MCC to another interested party. The deal protection provisions are further evidence that the MCC Special Committee had no interest in maximizing value for MCC stockholders.

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16.          The Director/Officer Defendants and Taubes exacerbated their breaches of fiduciary duty on December 21, 2018, when they authorized the filing of a materially incomplete and misleading Definitive Proxy Statement (“Proxy”). The Proxy provides materially misleading information and omits material information related to the Proposed Transaction, including: (i) the projections for MDLY and the Combined Company; and (ii) the process leading up to the signing of the merger agreements.

17.                The special meeting of MCC stockholders to vote on the Proposed Transaction is currently scheduled for February 8, 2019. As a result of the materially incomplete and misleading Proxy, MCC stockholders lack material information and will be unable to cast a fully informed vote regarding the Proposed Transaction.

18.                For these reasons and as set forth in detail herein, Plaintiff seeks to recover damages resulting from the Defendants’ breaches of their fiduciary duties of loyalty, good faith, and due care and/or aiding and abetting such breaches.

JURISDICTION AND VENUE

19.          This Court has personal jurisdiction over each Defendant because they are either a resident of New York or conduct business in and have sufficient minimum contacts with New York to make the exercise of personal jurisdiction over each Defendant proper under traditional notions of fair play and substantial justice.

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20.          Venue is proper in this Court because the principal executive offices of MCC, MDLY, and Sierra are located at 280 Park Avenue, 6th Floor East, New York, New York, and, as a result, a substantial portion of the occurrences and wrongdoing complained of herein occurred in this County.

PARTIES

A.                  Plaintiff

21.           Plaintiff is, and has been at all relevant times, an owner of MCC common stock.

B.                  Defendants

22.          Defendant Brook Taube is, and has been at all relevant times, a director of the MCC, and currently serves as Chief Executive Officer and President of MCC, Managing Partner of MCC Advisors LLC (“MCC Advisors”), and Senior Portfolio Manager of the private investment funds managed by MCC since 2007. Brook Taube also serves as the Co-Chief Executive Officer and Co-Chairman of the MDLY board. In addition, Brook Taube serves on the board of Sierra and on the investment committee for SIC Advisors LLC (“SIC Advisors”), the investment adviser to Sierra, and also serves on the board of Sierra Total Return Fund and on the investment committee of STRF Advisors, the investment adviser to Sierra Total Return Fund.

23.                Defendant Seth Taube is, and has been at all relevant times, a director of MCC. In addition, Seth Taube has served as Managing Partner of MCC Advisors since the Company’s inception and the Senior Portfolio Manager of the private investment funds managed by Medley LLC since 2007. Seth Taube also serves as the Co-Chief Executive Officer and Co-Chairman of MDLY, and as the Chief Executive Officer and Chairman of Sierra.

24.          Defendant Jeff Tonkel is, and has been at all relevant times, a director of MCC. In addition, Jeff Tonkel currently serves as a Managing Partner of MCC Advisors, President and a director of MDLY, and the President of Sierra.

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25.          Defendant Arthur S. Ainsberg is, and has been at all relevant times, a director of MCC, and served as a member of the MCC Special Committee. Mr. Ainsberg served as a director of Nomura Securities International, Inc. from 1996 through December 2014. In September 2012, Mr. Ainsberg was named to the board of directors of Nomura Global Financial Products, Inc., and in July 2013, he was named to the board of directors of Nomura Holding America, Inc., and served on each board through December 2014. In May 2013, Mr. Ainsberg was named to the Board of Directors of AG Mortgage Investment Trust. From July 2003 through May 2012, Mr. Ainsberg served as a director for National Financial Partners Corporation, an independent financial services distribution company. From August 2009 through June 2011, Mr. Ainsberg served as Chief Operating Officer of Lehman Brothers Inc. Prior to this engagement, Mr. Ainsberg served as the Independent Consultant for Morgan Stanley & Co. from December 2003 until July 2009. Previously, Mr. Ainsberg was Chief Operating Officer at two investment partnerships, Brahman Capital Corp. from 1996 to 2000 and Bessent Capital Corp. during 2001.

26.          Defendant Karin Hirtler-Garvey is, and has been at all relevant times, a director of MCC, and served as a member of the MCC Special Committee. Ms. Hirtler-Garvey also serves as a Director of USAA Federal Savings Bank. She also has served as a Director of VA Capital Management, a publicly traded annuities firm, since August 2018, as well as a Director of Victory Capital Holdings, a privately held asset management firm, since October 2014. Relevantly, Sierra holds a Senior Secured First Lien Term Loan in a subsidiary of Victory Capital Holdings. Ms. Hirtler-Garvey has served as a Director of Western World Insurance Group since December 2006. From August 2017 to August 2018, she served as a Director of Validus Holdings Ltd., the publicly-traded parent company of Western World. Ms. Hirtler-Garvey also served on the board of ARO Liquidation Inc., the successor company to Aeropostale, Inc. Prior to being appointed, Ms. Hirtler-Garvey served on the board of Aeropostale since August 2005. From May 2009 to December 2011, Ms. Hirtler-Garvey was the Chief Risk Executive for Ally Financial Inc. From June 2008 to June 2009, Ms. Hirtler-Garvey also served as a Director for Residential Capital LLC, a subsidiary of GMAC. From March 2005 to December 2008, Ms. Hirtler-Garvey was a principal in a start-up real estate development venture based in New Jersey. From 1995 to 2005, Ms. Hirtler-Garvey held various senior level management positions at Bank of America, including Chief Operating Officer, Global Markets, President of Trust and Credit Banking Products, and Chief Financial Officer/Chief Operating Officer for the Wealth and Investment Management division.

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27.          Defendant John E. Mack is, and has been at all relevant times, a director of MCC, and served as a member of the MCC Special Committee. From November 2002 through September 2005, Mr. Mack served as Senior Managing Executive Officer and Chief Financial Officer of Shinsei Bank, Limited of Tokyo, Japan. Prior to joining Shinsei Bank and for more than 25 years, Mr. Mack served in senior management positions at Bank of America and its predecessor companies, including 12 years as Corporate Treasurer of NationsBank Corporation and NCNB Corporation. From November 2011 through December 2013, Mr. Mack was a member of the board of directors of Residential Capital LLC, and from January 2010 through March 2015, Mr. Mack was Vice-Chairman and a director of Islandsbanki hf and, from September 2008 through January 2016, a member of the board of directors of Flowers National Bank. Mr. Mack is currently a member of the board of directors of Incapital Holdings LLC, Searchlight Minerals Corp., Tiptree Financial Inc. and GlobalMin Ventures Inc.

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28.                Defendant Mark Lerdal is, and has been at all relevant times, a director of MCC, and served as a member of the MCC Special Committee. Since April 2014, Mr. Lerdal has been the Executive Chairman of Leaf Clean Energy Company, a closed-end fund focused on renewable energy investments. From 2009 to December 2015, he was a Managing Director of MP2 Capital, LLC, a developer, owner and operator of solar generation assets. Mr. Lerdal served as President of Hydrogen Energy California, a developer of carbon capture and sequestration facility, from September 2011 to February 2013. Prior to that time, he was a Managing Director at KKR Finance in its debt securities division. Mr. Lerdal served as an independent director and member of the Corporate Governance and Conflicts Committee of the Board of Directors of TerraForm Global, Inc. From the consummation of its initial public offering in August 2015 until November 20, 2015. Mr. Lerdal served as an independent director and member of the Corporate Governance and Conflicts Committee of the Board of Directors of TerraForm Power, Inc. from the consummation of its initial public offering in July 2014 until November 20, 2015. Mr. Lerdal also serves as a non-executive board member at Trading Emissions Plc and Onsite Energy Corporation.

29.          Defendant Richard T. Allorto, Jr. has held the following positions at all relevant times: Chief Financial Officer and Secretary of MCC; Chief Financial Officer, Treasurer and Secretary of Sierra; Chief Financial Officer of MDLY; and Chief Financial Officer of MCC Advisors. Mr. Allorto is also responsible for the financial operations of the various private funds managed by MDLY. In such positions, Mr. Allorto was intricately involved in preparing the projections for MCC, MDLY, and Sierra and for the Combined Company that were utilized by each company’s respective financial advisors in connection with rendering their fairness opinions, including the absurdly high MDLY Projections that were used to calculate the combined pro-forma company projections.

30.          Defendant Medley Capital Corporation (MCC) is a Delaware corporation and a publicly traded non-diversified closed-end management investment company. MCC maintains its principal executive offices at 280 Park Avenue, 6th Floor East, New York, New York. MCC is named as a defendant for its role in facilitating the dissemination of the materially incomplete and misleading Proxy.

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31.          Defendant Medley Management Inc. (MDLY) is a Delaware corporation and a publicly traded asset management firm that maintains its principal executive offices at 280 Park Avenue, 6th Floor East, New York, New York. MDLY is controlled by Medley Group LLC, an entity wholly owned by Management. MDLY manages three permanent capital vehicles, two of which are Sierra and MCC, and a credit interval fund, as well as long-dated private funds and SMAs, with a primary focus on senior secured credit.

32.          Defendant Sierra Income Corporation (Sierra) is a non-diversified closed-end management investment company incorporated in Maryland that maintains its principal executive offices at 280 Park Avenue, 6th Floor East, New York, New York. Sierra has elected to be regulated as a BDC under the Investment Company Act. Sierra is externally managed by SIC Advisors, which is a registered investment adviser with the SEC under the Advisers Act, and a majority owned subsidiary of MDLY.

33.          Defendant Sierra Management, Inc. (Merger Sub) is a Delaware corporation and a newly formed wholly owned subsidiary of Sierra. Merger Sub was formed in connection with and for the sole purpose of the MDLY Merger, pursuant to which MDLY will merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger.

THE DEFENDANTS’ FIDUCIARY DUTIES

34.          The Director/Officer Defendants, as directors and/or officers of MCC, at all relevant times owed Plaintiff and the Class the duties of care, loyalty, good faith, and candor.

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35.          To comply diligently with their fiduciary duties, the directors and/or officers of a company may not take any action that:

a.	Adversely affects the value provided to the corporation’s unaffiliated stockholders;

b.	Will unnecessarily discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	Contractually prohibits themselves from complying with their fiduciary duties;

d.	Will otherwise adversely affect their duty to search for and secure an entirely fair price for the corporation’s stockholders in a merger; and/or

e.	Will provide the directors and/or officers or their affiliates with preferential treatment at the expense of, or separate from, the public stockholders.

36.                In accordance with their duties of loyalty and good faith, the Defendants were obligated to refrain from:

a.	Participating in any transaction where the Defendants’ loyalties were divided;

b.	Participating in any transaction in which they receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c.	Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

37.          Directors and officers of Delaware corporations also have a fiduciary duty to disclose fully and fairly all material information within their control when they seek stockholder action.

38.          Furthermore, the Taubes, in their capacity as controlling stockholders of MCC, owed the Company’s remaining stockholders duties of care, loyalty, good faith, and candor. A controlling stockholder is prohibited from exercising corporate power so as to advantage itself while disadvantaging the corporation and its remaining stockholders. Controlling stockholders may not use their control to reap improper gains at the expense of the non-controlling stockholders through unfair self-dealing or other disloyal acts.

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39.          Plaintiff alleges herein that the Defendants, separately and together, in connection with the Proposed Transaction, knowingly or recklessly violated their fiduciary duties, including their duties of loyalty, care, good faith, and candor owed to Plaintiff and the Class.

FURTHER SUBSTANTIVE ALLEGATIONS

A.   Relevant Background

40.          MDLY is a publicly traded alternative asset management firm offering yield solutions to retail and institutional investors. MDLY focuses on credit-related investment strategies, primarily originating senior secured loans to private middle market companies in the U.S. that have revenues between $50 million and $1 billion.

41.          MCC is a publicly traded non-diversified closed-end management investment company incorporated in Delaware that has elected to be regulated as a BDC under the Investment Company Act. MCC is externally managed by MCC Advisors, which is a registered investment adviser with the SEC under the Advisers Act, and a majority owned subsidiary of MDLY. MCC’s investment objective is to generate current income and capital appreciation by lending directly to privately held middle market companies, primarily through directly originated transactions to help these companies expand their business, refinance and make acquisitions. The Company’s investment portfolio generally consists of senior secured first lien term loans and senior secured second lien term loans. In connection with some of its investments, MCC receives warrants or other equity participation features which it believes will increase the total investment returns.

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42.          Sierra is a non-traded, non-diversified closed-end management investment company incorporated in Maryland that has elected to be regulated as a BDC under the Investment Company Act. Sierra is externally managed by SIC Advisors, which is a registered investment adviser with the SEC under the Advisers Act, and a majority owned subsidiary of MDLY.

43.          The relationship between MDLY, MCC and Sierra, presently and upon consummation of the Proposed Transaction, is depicted below:

44.          As set forth above, the members of Management, in particular the Taubes, hold senior positions with the entities involved in the Proposed Transaction and their affiliates, which gave the Taubes significant authority and the ability to control the strategic review and negotiation process.

45.          Furthermore, the Taubes have a significantly greater personal financial interest in MDLY than they do in MCC. Specifically, approximately 80% of MDLY’s economic interest rests with private unitholders, and, upon information and belief, such units are principally owned by the Taubes. As a result, the Taubes’ interests were not aligned with MCC’s other public stockholders, as the Taubes stood to personally benefit from a transaction that extracted value from MCC and transferred such value to MDLY’s stockholders. That is precisely what the Proposed Transaction does—it grossly shortchanges MCC stockholders while allowing MDLY stakeholders—namely the Taubes and Management—to reap a significant amount of cash and maintain their lucrative positions with the post-transaction Combined Company.

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B.	After Failing to Find a Bidder for MDLY, the Taubes and Management Push Through the Proposed Transaction to Advance Their Own Financial Interests at the Expense of MCC’s Stockholders

46.          The Proposed Transaction is the result of the Taubes’ and the remaining members of Management’s plan to combine MCC, MDLY, and Sierra while simultaneously extracting value from MCC for their own personal financial benefit. The members of the MCC Special Committee were powerless to pursue other strategic alternatives for MCC’s stockholders, wholly failed to protect the interests of MCC’s stockholders, and simply went along with the Taubes’ and Management’s plan and approved the Proposed Transaction.

47.                Between May 2017 and May 2018, Management conducted an intense sales process with the goal of finding a bidder willing to acquire MDLY at a significant premium. Despite retaining four investment banks and reaching out to at least 57 parties, no serious takeover proposal for MDLY emerged.

48.          After failing to find a bidder for MDLY, Management devised a plan to extract value from MCC and its stockholders in order to line their own pockets, while simultaneously enabling themselves to maintain their lucrative positions. That is, they formulated a plan to combine MCC, MDLY, and Sierra via a transaction that would allow them to obtain a windfall in cash while leaving MCC’s stockholders with solely an inadequate amount of stock in the Combined Company. The Taubes and Management further ensured that, upon the consummation of the Proposed Transaction, they would maintain their lucrative positions with the Combined Company.

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49.           On June 18, 2018 the Sierra and MDLY boards of directors met, and on June 19, 2018 the MCC board—which included three patently conflicted directors—held a meeting. At these meetings, the respective boards discussed the potential three-way combination of Sierra, MCC, and MDLY proposed by the Taubes and Management. The patently conflicted members of Management, including the Taubes, proposed the basic framework with respect to the proposed business combination to each Special Committee. In other words, from the outset of the so-called “negotiation” process, the Taubes and other members of Management dictated the basic terms of the transaction that the MCC Special Committee would be asked to (and ultimately did) rubber-stamp. The MCC Special Committee failed to exert any independence, such as by considering other strategic alternatives—it simply proceeded to engage in a feigned “negotiation” regarding the basic three-way business combination the Taubes and Management instructed it to consider.

50.          The MCC Special Committee was never truly independent from the Taubes and Management. As the Proxy discloses, “[t]hroughout the process of negotiating the terms of the Mergers... Management participated in meetings with each special committee and its advisors.” Proxy at 61.

51.             The Proxy further concedes that Management attended such meetings as representatives and advocates of their own personal interests:

Members of Management represented their individual interests as holders of the Medley LLC Units and shares of MCC (as described more fully in this Joint Proxy Statement/Prospectus) in negotiating the resulting benefits they would receive from any consideration paid to MCC and MDLY by Sierra.

Proxy at 61.

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52.           Such “individual interests” included extracting value out of MCC to line their own pockets. Specifically, an aggregate of 24,839,302 Medley LLC Units—held primarily by the Taubes—are expected to be exchanged for shares of MDLY Class A Common Stock, which, upon the consummation of the Mergers, will be converted into approximately $85.4 million in cash. Furthermore, the Unitholders will receive a $0.35 per share special cash dividend for each MDLY Class A Common Stock they hold.

53.           In other words, the Taubes and other members of Management are expected to receive approximately $94 million in cash upon converting their Medley LLC Units into MDLY Class A Common Stock, in addition to, in the aggregate, approximately 9,528,356 shares of Sierra Common Stock.

54.           Furthermore, the Taubes and other members of Management that have a pecuniary interest MCC Advisors, including Jeff Tonkel and Richard T. Allorto, Jr., structured the Proposed Transaction to ensure that they will continue to generate personal income for themselves via MCC Advisors, which will serve as the investment advisor to the Combined Company and generate fees via a fee structure that that is likely to create incentives for MCC Advisors that are not fully aligned with the interests of MCC stockholders. MCC Advisors will serve as the investment manager for the Combined Company despite its utter failure to generate value for MCC over the past several years. Between MCC’s initial public offering and the announcement of the Proposed Transaction, it is estimated that MCC Advisors has received substantial fees, as much as $100 million. The Taubes will continue to receive significant compensation through MCC Advisors, as they have ensured that MCC Advisors will manage the Combined Company.

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55.      In addition to ensuring that they would receive a sizeable cash payout for their MDLY stock, the Proxy also notes that “Management negotiated their employment contracts and related compensation from the Combined Company during such meetings.” Proxy at 61. Specifically, if the Proposed Transaction is consummated, the following Director/Officer Defendants and other insiders will serve as the Combined Company’s executive officers, directors, or key employees in the following capacities:

Name	Position(s) to be Held at the Combined Company
Brook Taube	Chief Executive Officer, Chief Investment Officer, and Chairman of the Combined Company Board
Seth Taube	Vice Chairman, Senior Executive Vice President, and Senior Managing Director
Jeff Tonkel	President
Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director
John D. Fredericks	General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director
Samuel Anderson	Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director
Christopher Taube	Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director
Karin Hirtler-Garvey[4]	Director
John E. Mack	Director

56.           Without conducting any form of a market check or contacting any third-parties to gauge their interest in a potential strategic transaction, the MCC Special Committee rubber- stamped the Proposed Transaction after just seven weeks of “negotiations” that resulted in a paltry 0.045 increase from Management’s initially proposed 0.76 exchange ratio to the final, agreed upon 0.805 per share exchange ratio.

[4]	Karin Hirtler-Garvey is also conflicted through her positions on the boards of directors for other companies. For example, Hirtler-Garvey is on the board of directors of Victory Capital Holdings, which maintains an operating subsidiary in which Sierra holds Senior Secured First Lien Term Loans.

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57.           On August 9, 2018, the MCC Special Committee met telephonically to consider the most recently updated version of the proposed merger agreement and the financial analyses conducted by its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”). Not surprisingly, Sandler O’Neill was willing to render a fairness opinion in exchange for $2,250,000. Notably, Sandler O’Neill went to great lengths in their “fairness opinion” to disassociate themselves with the process and structure of the Proposed Transaction, stating that their “opinion...does not address the form or structure of the Transaction or any other transactions contemplated in the Agreements, the relative merits of the Transaction as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.” The MCC Special Committee wholly failed to seek a superior alternative bid—it simply hired Sandler O’Neil to provide a so-called fairness opinion that did not consider the form or structure of the Proposed Transaction or compare the Proposed Transaction to any alternative transactions or business strategies. After Sandler O’Neill rendered its fairness opinion, the MCC Special Committee determined to recommend that the full MCC Board, including the conflicted directors, approve the MCC Merger Agreement.

58.           Subsequently, also on August 9, 2018, the full MCC Board met telephonically and unanimously approved and adopted the MCC Merger Agreement. Later on August 9, 2018, Sierra, MCC, and MDLY issued a joint press release announcing the Proposed Transaction.

C.	MCC Stockholders Criticize MCC’s Directors and Management for Their Poor Job Performance and Note how Significantly Undervalued MCC is in the Proposed Transaction

59.           In light of the patently unfair Merger Consideration, four of MCC’s largest stockholders have expressed their frustration with MCC’s directors and management and communicated their opposition to the Proposed Transaction.

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60.           First, on December 3, 2018, Roumell Asset Management LLC (“Roumell”), which holds approximately 2% of MCC’s outstanding shares, openly communicated its intention to vote against the Proposed Transaction.

61.           Roumell explained its position by noting that “[i]n our view, the proposed transaction effectively bails out MDLY owners. Roughly 80% of MDLY’s economic interest rests with private unitholders, and we understand that these units are principally owned by the Taube brothers.”5

62.           Roumell further noted, in light of the disclosures made in the Background of the Mergers section of the Proxy:

[I]t seems that MCC’s board of directors did not seek to maximize MCC’s shareholder value by shopping it as a sole entity, where we believe a superior offer would have been likely. It appears to us that all three entities (MCC, MDLY and Sierra) were shopped as a package deal and, not surprisingly, few were interested in paying a premium for MDLY shares as a condition to owning MCC’s assets.

Id.

63.      Roumell also brought to attention MDLY’s subpar management of MCC, stating:

[G]iven MDLY’s performance in managing MCC, the MCC board should have fired MDLY by now. MDLY’s performance overseeing MCC’s assets is exceptionally poor. To wit, in its September 7, 2018 industry report, leading BDC sell-side firm Janney Montgomery Scott showed MCC’s ROE to be the lowest in its coverage universe for the 1 year, 2 year, 3 year, 4 year, 5 year and 6 year (the latest shown) periods. The average 6 year ROE in Janney’s BDC coverage universe is 8.65% versus MCC’s negative 1.6% ROE. In fact, MCC is the only BDC to have a negative ROE over the past 6 years amongst Janney’s coverage list.

Id. (emphasis added).

[5]	Roumell Asset Management intends to vote against the proposed transaction among Sierra Income Corporation, Medley Capital and Medley Management, PR Newswire (Dec. 3, 2018), available at https://www.prnewswire.com/news-releases/roumell-asset-management-intends-to-vote-against-the-proposedtransaction-among-siena-income-corporation-medley-capital-and-medley-management-300759025.html.

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64.           Roumell concluded by stating, “[i]n our opinion, MCC’s board effectively threw its shareholders under the bus, while saving MDLY’s public shareholders and private unitholders...To have experienced persistent NAV erosion as an MCC shareholder and then to not even be offered full NAV is insulting and, in our view, the proposed transaction is wrought with conflicts of interest. Accordingly, we cannot, in good conscience, vote in favor of the proposed transaction.” Id.

65.           On December 13, 2018, FrontFour Capital Group LLC (“FrontFour”), which holds approximately 3.7% of MCC’s outstanding shares, issued an open letter to MCC stockholders conveying its serious concerns about the Proposed Transaction.

66.           FrontFour stated that the Proposed Transaction “fails to maximize value for MCC shareholders and is a brazen attempt by MCC’s external management and the controlling shareholders of MDLY to transfer material value in MCC to MDLY owners, including Brook and Seth Taube.”6

67.      With respect to the sales process, FrontFour noted:

It appears the Board of Directors has failed to seek superior proposals, which we believe is wholly inconsistent with its fiduciary duties. It is not surprising that the Special Committee’s financial advisor, Sandler O’Neill, went to great lengths in their “fairness opinion” to disassociate themselves with the process and structure of the transaction. They stated, “Our opinion...does not address the form or structure of the Transaction or any other transactions contemplated in the Agreements, the relative merits of the Transaction as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.”

Id. (emphasis added).

[6]	FrontFour Issues Open Letter to Medley Capital Shareholders, PR Newswire (Dec. 13, 2018), available at https://www.pmewswire.com/news-releases/frontfour-issues-open-Ietter-to-medley-capital-shareholders-300764668.html (hereinafter referred to as the “FrontFour Letter”) (emphasis added).

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68.           On December 19, 2018, Moab Capital Partners, LLC (“Moab”), which holds approximately 3% of MCC’s outstanding shares, announced and delivered an open letter to MCC stockholders urging them to vote against the Proposed Transaction.

69.           In support of its position, Moab started by noting that it is “now the third large MCC shareholder to publicly oppose the [Proposed] Transaction in recent days,” and that Company stockholders should reject the Proposed Transaction because “it will cause even further value destruction at a time when the Company’s stock is already trading at a deeply discounted share price due to horrendous stewardship of capital and mismanagement under MCC management and the watch of [the Board].”7

70.           Moab further highlighted the shortcomings of the Company’s management in connection with the Proposed Transaction, stating:

Rather than be held accountable for its failures, management is seeking to further entrench itself through this one-sided Transaction. In addition, we question the integrity and care surrounding the process that led to the Merger Agreement, with particular focus on why the Company failed to consider all strategic alternatives available or negotiate more favorable terms. In sum, the Board failed in its duty to take all steps necessary to maximize the value stockholders received and obtain a reasonable premium. The Merger Consideration inadequately compensates stockholders in light of the Company’s inherent value.

71.           Moab further explained:

The danger posed by MDLY’s track record of incompetence has not been lost on us. MCC currently languishes at a 48% discount to NAV—this is the single largest NAV discount among the 46 BDCs covered by Raymond James’ investment banking group in their “BDC Weekly Insight” report (published December 7, 2018). The persistence of MCC’s enormous NAV discount, which is nearly 4x the BDC average discount of 13%, reflects the fact that MDLY is neither a trustworthy business partner nor a good steward of capital. We believe the only way to ameliorate MCC’s discount is for the Company to terminate MDLY as its external manager and explore strategic alternatives, independently of MDLY and SIC.

[7]	Moab Partners Opposes Medley Capital’s Ill-Advised Proposed Merger in Open Letter to Shareholders, PR NEWSWIRE (Dec. 19, 2018), available at https://www.pmewswire.com/news-releases/moab-partners-opposesmedley-capitals-i11-advised-proposed-merger-in-open-letter-to-shareholders-30076865l.html.

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Id. at 4 (emphasis added).

72.           Moab reminded MCC stockholders that the same people who are recommending they vote their shares in favor of the Proposed Transaction are also requesting that Company stockholders “accept an additional 8% dilution while the Taube brothers sell their MDLY shares for an astounding 109% premium to MDLY’s closing price prior to the Transaction’s announcement.” Id. at 6.

73.           Finally, on January 15, 2019, BLR Partners and Josh Schechter (collectively, “BLR”), who owns in excess of 2% MCC’s outstanding shares, publicly announced their intention to vote against the Proposed Transaction. BLR further noted:

Inexplicably, the four “independent directors” Arthur Ainsberg, Karin Hirtler-Garvey, Mark Lerdal and John E. Mack have approved a transaction that we believe facially is not in the best interests of shareholders, that transfers significant value to hopelessly conflicted insiders and that represents a complete abdication of their fiduciary duty to protect the interests of shareholders generally.

Id.

74.           In closing, BLR “demand[ed] for the immediate resignation of each of the independent directors who we believe have forfeited their rights to serve as directors by approving an “inside deal” without running a process to maximize shareholder value. We believe their conduct has irrevocably undermined shareholder trust in their independence and judgment.” Id.

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75.           In sum, the Proposed Transaction drastically undervalues MCC and seeks to transfer value from MCC to the Taubes and Management, who will also maintain their leadership positions within the Combined Company despite the fact that they have mismanaged MDLY and MCC for years. The Defendants’ conduct in facilitating the Prosed Transaction constitutes a breach of their fiduciary duties owed to MCC’s public stockholders.

D.	The MCC Merger Agreement’s Unfair Deal Protection Provisions Deter Better Offers for MCC’s Stockholders

76.           The MCC Merger Agreement has a number of provisions that impede interest parties from making MCC’s stockholders a superior offer and prohibit MCC from pursuing a better deal.

77.           First, the MCC Merger Agreement contains a strict no-solicitation provision, pursuant to which the Company is prohibited from soliciting competing acquisition proposals or, subject to certain exceptions regarding unsolicited proposals, engaging in discussions, or providing information in connection with an alternative acquisition proposal.

78.           The MCC Merger Agreement also contains an information rights and matching rights provision that requires the Company to notify Sierra of any unsolicited competing offers, provide Sierra with information regarding such offers, and negotiate in good faith with Sierra regarding the same. In addition, the Merger Agreement grants Sierra recurring and unlimited matching rights, which provides it with access to confidential, non-public information about competing proposals from third parties that it could use to prepare a matching bid and sufficient time to negotiate with Sierra to amend the terms of the MCC Merger Agreement and make a counter-offer in the event a superior offer is received.

79.           Lastly, if MCC were to terminate the MCC Merger Agreement to pursue a superior proposal, the the Company would be required to pay Sierra a termination fee of up to $6,000,000.

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80.           Ultimately, these preclusive deal protection devices contractually restrain MCC’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. These deal protection provisions effectively foreclose any competitive bidder from emerging. The aggregate effect of these preclusive deal protection devices, viewed in light of the materially inadequate consideration offered for MCC shares in the Proposed Transaction, supports an inference that the Director/Officer Defendants were not acting in good faith in approving the terms of the MCC Merger Agreement.

E.	The Materially Incomplete and Misleading Proxy

81.           On December 21, 2018, in order to convince MCC’s stockholders to vote in favor of the Proposed Transaction, the Director/Officer Defendants caused the materially incomplete and misleading Proxy to be disseminated to MCC’s stockholders. The Director/Officer Defendants were obligated to carefully review the Proxy before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, as set forth below, the Proxy misrepresents and omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to vote in favor of the Proposed Transaction.

82.           First, the Proxy misleads MCC stockholders regarding the value of MDLY and the Combined Company, and falsely states that the projections for MDLY and the Combined Company were based upon “certain assumptions and estimates that Management made in good faith.” Proxy at 135-36. The Proxy further asserts that the projections for MDLY “reflected the best currently available estimates and judgments” of Management as to the future financial performance of MDLY. Proxy at 106. This is false or misleading, as the forecasts provided by Management and used to calculate combined pro-forma company projections (the “Combined Company Projections”) are absurd. Although MDLY’s revenue and EBITDA have been declining since 2014, the forecasts used to assess the Combined Company’s financials assume that MDLY would suddenly return to spectacular growth, with revenue projected to increase by 67% and EBITDA projected to increase by an astounding 205% over the next 3 years. These ridiculous assumptions indicate that the projections in the Proxy were, contrary to how they are described, not actually prepared in good faith, but rather, were put together by conflicted Management to deceive MCC stockholders regarding the purported fairness of the Proposed Transaction to them.

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83.           Relatedly, while the Proxy notes that “projections made by management of MDLY were revised or adjusted” sometime after June 18, 2018, Proxy at 131, it fails to disclose precisely what was “revised or adjusted” and quantify the revisions and adjustments. This information is material to MCC stockholders because, as noted above, it appears that the MDLY Projections were based upon wholly unreasonable assumptions for the purpose of deceiving MCC stockholders about the fairness of the Proposed Transaction. MCC stockholders would therefore find it material to know what the previous unrevised, unadjusted projections for MDLY were. Further, the timing of such revisions and adjustments—sometime between June 18, 2018 and July 27, 2018-is highly suspect, as that was the time period during which it became evident that projections that could be used to justify the respective bankers’ fairness opinions at a particular exchange ratio and merger consideration were necessary.

84.           Additionally, the Proxy notes that, in connection with the unsuccessful sales process MDLY conducted prior to pursuing the Proposed Transaction:

In order to protect the information of MDLY and its affiliates, and to ensure the integrity of the strategic review process, all potential bidders entered into confidentiality agreements with MDLY in connection with its exploration of strategic alternatives, under which potential bidders agreed, among other things, to keep the information they received confidential and to abide by customary “standstill” provisions relating to MDLY, its subsidiaries, Sierra and MCC. Under those standstill provisions, potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period.

Id. at 58 (emphasis added).

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85.           The Proxy fails to disclose whether MCC was a signatory to any of these confidentiality agreements, and whether the full MCC board or MCC Special Committee was made aware of these confidentiality agreements at the time they were agreed to by MDLY. The answers to these questions are material to MCC stockholders, because they go to whether the MCC board and MCC Special Committee were active participants in MDLY/Management’s plan to impede third parties from making proposals to acquire MCC.

86.           Furthermore, if MCC is not a signatory to the agreements, and MDLY’s consent is required for the 6 to 8 parties that remain bound by these agreements to make a superior offer to MCC’s stockholders or request a waiver of such standstill provisions, then the purported right of these parties to “confidentially seek a waiver of the standstill provisions in order to privately submit a competing proposal” to MCC is illusory, as MCC cannot grant a waiver of a standstill provision if MDLY’s consent is contractually required, and MDLY clearly will not grant a waiver to a party that seeks to derail the Proposed Transaction by making MCC’s stockholders a better offer. Thus, the Proxy is misleading with respect to whether MCC has the right to grant a waiver of the standstill provisions that remain in effect.

87.           The Proxy also fails to disclose or misstates material information relating to the sales process leading up to the Proposed Transaction. Specifically, the Proxy states that between July 19, 2018-when the full MCC board charged the MCC Special Committee with the responsibility of evaluating, reviewing, and negotiating the Proposed Transaction-and August 9, 2018-when the MCC Special Committee approved the Proposed Transaction-the MCC Special Committee proposed a higher exchange ratio in favor of MCC stockholders, including a counterproposal that consisted of “stock and some cash.” See, e.g, Proxy at 71-72. However, the Proxy fails to disclose the specific terms of the counterproposals proposed by the MCC Special Committee. Such information is material to MCC stockholders.

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88.           Lastly, while the Proxy notes that each of the Medley LLC Unitholders “is a member of Management,” Proxy at 60, it fails to specifically quantify the number of units held by the Taubes. MCC stockholders would find it material to know precisely how many Medley LLC units the Taubes hold, as such information is necessary to fully assess just how conflicted the Taubes are by virtue of the difference in the size of their financial interest in MDLY as compared to their financial interest in MCC.

89.           In sum, the above-referenced misstatements and omissions render the Proxy materially incomplete and misleading. As a result, Plaintiff and the Class will be unable to cast a fully-informed vote regarding the Proposed Transaction.

CLASS ACTION ALLEGATIONS

90.           Plaintiff brings this action as a class action pursuant to New York Civil Practice Law and Rules Article 9 on behalf of herself and the other public stockholders of MCC (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

91.           This action is properly maintainable as a class action, which is superior to other available methods for the fair and efficient adjudication of the controversy.

92.           The Class is so numerous that joinder of all members is impracticable. As of December 21, 2018, there were approximately 54,474,211 shares of MCC common stock outstanding, held by hundreds to thousands of stockholders. The actual number of public stockholders of MCC will be ascertained through discovery.

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93.      Questions of law and fact are common to the Class, including, among others:

a.	Whether the Director/Officer Defendants and Taubes breached their fiduciary duties owed to the Company’s stockholders in connection with the Proposed Transaction;

b.	Whether MCC, MDLY, Sierra, and Merger Sub aided and abetted the Director/Officer Defendants’ and Taubes’ breaches of fiduciary duty; and

c.	Whether Plaintiff and the Class have suffered damages as a result of the Defendants’ conduct.

94.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

95.           Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

96.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

97.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

COUNT I

For Breaches of Fiduciary Duties Against the Director/Officer Defendants in Their Capacities as Directors and/or Officers of MCC

98.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

99.           The Director/Officer Defendants have breached their fiduciary duties of care, loyalty, and good faith owed to the stockholders of MCC.

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100.           By the acts, transactions, and courses of conduct alleged herein, the Director/Officer Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in MCC.

101.           As demonstrated by the allegations above, the Director/Officer Defendants breached their fiduciary duties of loyalty and good faith by, among other things:

a.	Utilizing the sales process and Proposed Transaction to extract personal financial benefits for themselves, at the expense of MCC’s unaffiliated stockholders;

b.	intentionally and significantly undervaluing MCC in the Proposed Transaction;

c.	intentionally and utterly failing to take steps to obtain fair consideration for MCC stockholders and maximize their investment in MCC;

d.	failing to act independently to protect the interests of MCC’s public stockholders;

e.

failing to ensure that numerous conflicts of interest faced by Management did not influence the strategic review and negotiation process, and that all conflicts of interest were resolved in the best interests of MCC’s public stockholders;

f.

failing to sufficiently evaluate the merits of the Proposed Transaction to MCC’s stockholders and engage in an entirely fair and meaningful auction with third parties in an attempt to obtain a fair price in connection with a sale of MCC;

g.

Developing and/or turning a blind eye to the development and use of patently absurd projections for MDLY and the Combined Company in order to make the Proposed Transaction appear fairer to MCC’s stockholders; and

h.	failing to disclose all material information to MCC stockholders so they can cast a fully informed vote regarding the Proposed Transactions.

102.      As a result of the Director/Officer Defendants’ actions, Plaintiff and the Class will suffer damages in that they have not and will not receive a fair price for their MCC common stock. The actual amount of such damages will be determined at trial.

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COUNT II

For Breaches of Fiduciary Duties Against the Taubes in Their Capacities as Controlling Stockholders of MCC

103.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

104.           The Taubes, by virtue of their control over approximately 14.6% of MCC’s common stock and their positions as officers and/or directors of MCC as well as their positions of authority at MDLY and Sierra, were controlling stockholders of MCC in connection with the Proposed Transaction.

105.           By the acts, transactions, and courses of conduct alleged herein, the Taubes breached the fiduciary duties they owed to MCC’s remaining public stockholders by, inter alia:

a.	Utilizing their control over the strategic review and negotiation process to extract personal financial benefits for themselves, at the expense of MCC’s remaining stockholders;

b.	intentionally and significantly undervaluing MCC in the Proposed Transaction;

c.

failing to ensure that the numerous conflicts of interest they faced did not influence the strategic review and negotiation process, and that all conflicts of interest were resolved in the best interests of MCC’s remaining public stockholders;

d.

failing to sufficiently evaluate the merits of the Proposed Transaction to MCC’s stockholders and engage in an entirely fair and meaningful auction to obtain a fair price in connection with a sale of MCC; and

e.

developing and/or turning a blind eye to the development and use of patently absurd projections for MDLY and the Combined Company in order to make the Proposed Transaction appear fairer to MCC’s stockholders.

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106.           As a result of the Taubes’ actions in their capacities as controlling stockholders of MCC, Plaintiff and the Class will suffer damages in that they have not and will not receive a fair price for their MCC common stock. The actual amount of such damages will be determined at trial.

COUNT III

Against MCC, MDLY, Sierra and Merger Sub for Aiding and Abetting the
Officer/Director Defendants’ and the Taubes’ Breaches of Fiduciary Duties

107.           Plaintiff incorporates each and every allegation set forth above as if fully set forth.

108.           MCC, MDLY, Sierra, and Merger Sub knowingly aided and abetted the Director/Officer Defendants’ and the Taubes’ wrongdoing alleged herein. Indeed, as alleged above, MCC, MDLY, Sierra, and Merger Sub are controlled by the Taubes and Management, who utilized their influence and control over MCC, MDLY, Sierra, and Merger Sub to effectuate the Proposed Transaction. The Proposed Transaction could not have been effectuated without MCC’s, MDLY’s, Sierra’s, and Merger Sub’s assistance.

109.           Furthermore, as set forth above, the Director/Officer Defendants and the Taubes have breached their duty of candor to MCC’s public stockholders by failing to disclose material information regarding the Proposed Transaction in the Proxy. MCC aided and abetted this breach by facilitating the dissemination of the materially incomplete and misleading Proxy to MCC’s stockholders, including by causing the Proxy to be filed with the U.S. Securities and Exchange Commission.

110.           As a result of MCC’s, MDLY’s, Sierra’s, and Merger Sub’s aiding and abetting of the Director/Officer Defendants’ and Taubes’ breaches of fiduciary duties, Plaintiff and the Class will suffer damages in that they have not and will not receive a fair price for their MCC common stock. The actual amount of such damages will be determined at trial.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against

Defendants as follows:

A.      Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B.      Ordering the Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Defendants’ wrongdoing, including pre and post-judgment interest;

C.           Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

D.           Granting Plaintiff and the Class such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

DATED: January 25, 2019	WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

/s/ Benjamin Y. Kaufman
Benjamin Y. Kaufman
Kevin G. Cooper
270 Madison Ave. 10th Floor
New York, NY 10016
Tel.: (212) 545-4600
Email: Kaufman@whafh.com
KCooper@whafh.com

Counsel for Plaintiff

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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

RICHARD DICRISTINO and EVAN KHAN, On Behalf of Themselves and All Others Similarly Situated,
Index No. ______________
Plaintiffs,

v.	SUMMONS

BROOK TAUBE, SETH TAUBE, JEFFREY TONKEL, ARTHUR S. AINSBERG, KARIN HIRTLER-GARVEY, JOHN E. MACK, MARK LERDAL, RICHARD T. ALLORTO, JR., MEDLEY CAPITAL CORPORATION, MEDLEY MANAGEMENT INC., SIERRA INCOME CORPORATION, and SIERRA MANAGEMENT, INC.,

Defendants.

TO THE ABOVE-NAMED DEFENDANTS:

You are hereby summoned and required to serve upon Plaintiffs’ attorneys an answer to the complaint in this action within twenty (20) days after the service of this summons, exclusive of the day of service, or within thirty (30) days after service is complete if this summons is not personally delivered to you within the State of New York. In case of your failure to answer, judgment will be taken against you by default for the relief demanded in the complaint.

Venue is designated in New York County because: (i) a substantial portion of the transaction and wrongs complained of, including defendants’ primary participation in the wrongful acts, occurred in this County; (ii) three of more of the defendants either reside in or maintain executive offices in this County; and (iii) defendants have received substantial compensation in this County by engaging in numerous activities and conducting business, which had an effect in this County.

1

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DATED: January 25, 2019	MONTEVERDE & ASSOCIATES PC

/s/ Juan E. Monteverde
Juan E. Monteverde
Miles D. Schreiner
The Empire State Building 350 Fifth Avenue, Suite 4405 New York, NY 10118
Tel.: (212) 971-1341
Fax: (212) 202-7880
Email: jmonteverde@monteverdelaw.com mschreiner@monteverdelaw.com

Counsel for Plaintiffs

2

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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

RICHARD DICRISTINO and EVAN KHAN, On Behalf of Themselves and All Others Similarly Situated,
Index No. ______________
Plaintiffs,

v.	CLASS ACTION COMPLAINT

BROOK TAUBE, SETH TAUBE, JEFFREY TONKEL, ARTHUR S. AINSBERG, KARIN HIRTLER-GARVEY, JOHN E. MACK, MARK LERDAL, RICHARD T. ALLORTO, JR., MEDLEY CAPITAL CORPORATION, MEDLEY MANAGEMENT INC., SIERRA INCOME CORPORATION, and SIERRA MANAGEMENT, INC.,

JURY TRIAL DEMANDED

Defendants.

CLASS ACTION COMPLAINT

Plaintiffs Richard Dicristino and Evan Khan (“Plaintiffs”), on behalf of themselves and all other similarly situated stockholders of Medley Capital Corporation (“MCC” or the “Company”), by and through their attorneys, allege the following upon information and belief, including the investigation of counsel and a review of publicly-available information, except as to those allegations pertaining to Plaintiffs, which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1.                Plaintiffs bring this stockholder class action on behalf of themselves and similarly situated stockholders of MCC against the directors and certain officers of MCC (collectively the “Director/Officer Defendants”)1 for breaching their fiduciary duties in connection with a proposed transaction whereby MCC will combine with Sierra Income Corporation (“Sierra”) and Medley Management Inc. (“MDLY”) to form a publicly traded, internally managed Business Development Company (“BDC”).

[1]	The Director/Officer Defendants are: Brook Taube (in his capacity as MCC’s Chief Executive Officer and Chairman of the Board); Seth Taube (in his capacity as a director of MCC); Jeffrey Tonkel; Arthur S. Ainsberg; Karin Hirtler-Garvey; John E. Mack; Mark Lerdal; and Richard T. Allorto, Jr.

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2.                Plaintiffs also bring an independent claim against Brook Taube and Seth Taube (together, in their capacities as controlling stockholders, the “Taubes”) for breaching the fiduciary duties they owed MCC’s remaining stockholders in their capacities as controlling stockholders of MCC. The Taubes, in addition to serving as directors and/or officers of MCC, also controlled 14.6% of MCC’s common stock and acted as MCC’s controlling stockholders in connection with the Proposed Transaction (as defined below).

3.                Plaintiffs also assert a claim against MCC, MDLY, Sierra, and Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), for aiding and abetting the Director/Officer Defendants’ and the Taubes’ breaches of fiduciary duties.

4.                On August 9, 2018, the Director/Officer Defendants and the Taubes caused MCC to enter into an Agreement and Plan of Merger with Sierra (the “MCC Merger Agreement”), pursuant to which MCC will merge with Sierra, with Sierra continuing as the surviving company (the “MCC Merger”), and each share of MCC common stock will be converted into the right to receive 0.8050 shares of Sierra common shares (the “Merger Consideration”). MCC is an affiliate of Sierra, as the investment managers of both Sierra and MCC are controlled by MDLY.

5.                The closing of the MCC Merger is contingent upon MDLY merging with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger (the “MDLY Merger” and, collectively with the MCC Merger, the “Mergers” or “Proposed Transaction”). In connection with the MDLY Merger, unaffiliated MDLY Class A stockholders will receive 0.3836 shares of Sierra common stock for each Medley Class A share, as well as $3.44 per share of cash consideration and $0.65 per share of special cash dividends. Furthermore, Medley LLC Units, primarily held by the Taubes and other members of management, will be converted into MDLY Class A Common Stock, enabling these insiders to obtain the same cash and stock consideration as well as a $0.35 per share special cash dividend (i.e., $3.79 in cash plus 0.3836 shares of Sierra common stock). In other words, while the Taubes and other members of management are receiving a sizeable cash payout as a result of the Proposed Transaction, MCC stockholders are being compensated solely with stock in the combined entity following the Mergers (the “Combined Company”).

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6.                As set forth below, the Merger Consideration being offered to MCC stockholders severely undervalues their shares. The Proposed Transaction was never intended to benefit MCC stockholders, but instead was designed to primarily benefit certain individuals who hold leadership roles at and exert significant influence over each of MCC, MDLY, and Sierra, including the Taubes, who collectively control 14.6% of MCC’s shares and are controlling stockholders of MCC.2 As such, the Proposed Transaction is subject to exacting entire fairness review, which requires the Defendants to establish that the Proposed Transaction was the result of a fair process and provides MCC stockholders with fair consideration for their shares. For the reasons set forth below, neither can be established.

7.                The Proposed Transaction came to fruition after the Taubes and certain other insiders were unsuccessful in their attempts to find a takeover partner willing to acquire MDLY. MDLY is a publicly traded asset management firm, which is controlled by Medley Group LLC, an entity wholly owned by management, which consists of defendants Brook Taube, Seth Taube, Jeff Tonkel, and Richard T. Allorto, Jr., as well as nonparties John D. Fredericks, Samuel Anderson, and Christopher Taube (collectively, “Management”). The Taubes and Management have done a horrendous job of managing MDLY and MCC, and between May 2017 and May 2018 they spent significant time trying to sell MDLY, including outreach to at least 57 potential buyers. Despite their efforts, MDLY did not receive any serious takeover proposals.

[2]	These shares are held by Medley Seed Funding I LLC, a limited liability company controlled by Medley LLC, which in turn is controlled by Brook Taube and Seth Taube.

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8.                After a prolonged process which failed to result in a sale of MDLY, Management devised a new plan that would enable them to transform MDLY while simultaneously allowing them to extract personal financial benefits for themselves—that is, they would orchestrate the Proposed Transaction, whereby MCC’s value would be transferred to Management and MDLY’s stockholders, at the expense of MCC’s public stockholders.

9.                As explained in greater detail below, the Taubes asserted their control over MCC in order to capitalize on MCC’s depreciated value—which was largely due to their own deficient management—and, through the Proposed Transaction, provide MDLY’s stakeholders with an outrageous premium and an infusion of cash.

10.                Specifically, by converting an aggregate of 24,839,302 Medley LLC Units held by the members of Management into shares of MDLY Class A Common Stock, the members of Management, principally the Taubes, stand to receive approximately $85 million in cash, which represents approximately 80% of the cash consideration that will be received by MDLY Class A stockholders. Meanwhile, MCC stockholders only stand to receive an inadequate amount of Sierra common stock, without any cash consideration.

11.                The Taubes have also structured the Proposed Transaction to ensure that they will continue to generate income via MCC Advisors LLC (“MCC Advisors”), an investment adviser controlled by MDLY. The Taubes, along with Defendant Jeff Tonkel, serve as Managing Partners at MCC Advisors, and Defendant Richard Allorto Jr. serves as its Chief Financial Officer. Pursuant to the Merger Agreements,3 MCC Advisors will serve as the investment advisor of the Combined Company, for which it will receive fees via a fee structure that is likely to create incentives for MCC Advisors that are not fully aligned with the interests of MCC stockholders.

[3]	In addition to the MCC Merger Agreement, MDLY entered in an Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Merger Sub, and Sierra (the “MDLY Merger Agreement,” and together with the MCC Merger Agreement, the “Merger Agreements”) concerning the merger of MDLY and Sierra.

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12.                The inadequate Merger Consideration for MCC stockholders is the result of an illusory “negotiation” process leading up to the execution of the Merger Agreements that was fundamentally flawed and marred by conflicts of interest.

13.                Specifically, several of MCC’s officers and directors hold overlapping leadership roles at MDLY and Sierra and had significant financial interests in MDLY, including three of MCC’s seven directors. The table below depicts the overlapping roles held by certain officers and directors of MCC:

Individual	Entity
	MCC	MCC ADVISORS	MDLY	SIERRA
Brook Taube (Defendant)	Chief Executive Officer, Chairman of the Board, and Controlling Stockholder	Managing Partner and Senior Portfolio Manager	Co-Chief Executive Officer and Co-Chairman of the MDLY Board	Director
Seth Taube (Defendant)	Director and Controlling Stockholder	Managing Partner	Co-Chief Executive Officer and Co-Chairman of the MDLY Board	Director, Chairman of the Sierra Board and Chief Executive Officer
Jeff Tonkel (Defendant)	Director	Managing Partner	President and Director	President
Richard Allorto, Jr. (Defendant)	Chief Financial Officer and Secretary	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer, Secretary, and Treasurer
John Fredericks	Chief Compliance Officer		General Counsel	Chief Compliance Officer
Samuel Anderson	Senior Managing Director of Medley and Head of Capital Markets & Risk Management		Senior Managing Director of Medley and Head of Capital Markets & Risk Management
Christopher Taube	Senior Managing Director of Medley and Head of Institutional Fundraising		Senior Managing Director of Medley and Head of Institutional Fundraising

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14.                While the MCC Special Committee (comprised of Director/Officer Defendants Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, and Mark Lerdal) was supposed to advocate for MCC stockholders and guard against the significant conflicts of interest faced by the Taubes and other members of Management, Management nevertheless participated in MCC Special Committee meetings throughout the process of negotiating the terms of the Proposed Transaction. The MCC Special Committee was willing to rubber-stamp whatever transaction the Taubes proposed, as evidenced by their decision to accept a significantly below-market valuation for MCC and to allow all the cash consideration in the Proposed Transaction to go to Management and MDLY stakeholders. The MCC Special Committee was never truly independent from the Taubes and Management and, as a result, completely failed to protect the interests of MCC’s stockholders.

15.                Moreover, rather than pursuing alternative transactions for MCC or demanding a “go-shop” period, the MCC Special Committee agreed to lock-up the Proposed Transaction with preclusive deal protection devices. Pursuant to the MCC Merger Agreement, the MCC Special Committee agreed to: (i) a no-solicitation provision that prevents MCC from soliciting other potential transactions; (ii) an information and matching rights provision that requires the Company to disclose confidential information about competing bids to Sierra within two (2) business days; (iii) a provision that provides Sierra with the right to match any competing proposal in the event one is made; and (iv) a termination fee of up to $6,000,000. These deal protection provisions, particularly when considered collectively, substantially and improperly limit MCC’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of MCC to another interested party. The deal protection provisions are further evidence that the MCC Special Committee had no interest in maximizing value for MCC stockholders.

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16.                The Director/Officer Defendants and Taubes exacerbated their breaches of fiduciary duty on December 21, 2018, when they authorized the filing of a materially incomplete and misleading Definitive Proxy Statement (“Proxy”). The Proxy provides materially misleading information and omits material information related to the Proposed Transaction, including: (i) the projections for MDLY and the Combined Company; and (ii) the process leading up to the signing of the Merger Agreements.

17.                The special meeting of MCC stockholders to vote on the Proposed Transaction is currently scheduled for February 8, 2019. As a result of the materially incomplete and misleading Proxy, MCC stockholders lack material information and will be unable to cast a fully informed vote regarding the Proposed Transaction.

18.                For these reasons and as set forth in detail herein, Plaintiffs seek to recover damages resulting from the Defendants’ breaches of their fiduciary duties of loyalty, good faith, and due care and/or aiding and abetting such breaches.

JURISDICTION AND VENUE

19.                This Court has personal jurisdiction over each Defendant because they are either a resident of New York or conduct business in and have sufficient minimum contacts with New York to make the exercise of personal jurisdiction over each Defendant proper under traditional notions of fair play and substantial justice.

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20.                Venue is proper in this Court because the principal executive offices of MCC, MDLY, and Sierra are located at 280 Park Avenue, 6th Floor East, New York, New York, and, as a result, a substantial portion of the occurrences and wrongdoing complained of herein occurred in this County.

PARTIES

A.	Plaintiffs

21.                Plaintiffs are, and have been at all relevant times, owners of MCC common stock.

B.	Defendants

22.                Defendant Brook Taube is, and has been at all relevant times, a director of the MCC, and currently serves as Chief Executive Officer and President of MCC, Managing Partner of MCC Advisors LLC (“MCC Advisors”), and Senior Portfolio Manager of the private investment funds managed by MCC since 2007. Brook Taube also serves as the Co-Chief Executive Officer and Co-Chairman of the MDLY board. In addition, Brook Taube serves on the board of Sierra and on the investment committee for SIC Advisors LLC (“SIC Advisors”), the investment adviser to Sierra, and also serves on the board of Sierra Total Return Fund and on the investment committee of STRF Advisors, the investment adviser to Sierra Total Return Fund.

23.                Defendant Seth Taube is, and has been at all relevant times, a director of MCC. In addition, Seth Taube has served as Managing Partner of MCC Advisors since the Company’s inception and the Senior Portfolio Manager of the private investment funds managed by Medley LLC since 2007. Seth Taube also serves as the Co-Chief Executive Officer and Co-Chairman of MDLY, and as the Chief Executive Officer and Chairman of Sierra.

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24.                Defendant Jeff Tonkel is, and has been at all relevant times, a director of MCC. In addition, Jeff Tonkel currently serves as a Managing Partner of MCC Advisors, President and a director of MDLY, and the President of Sierra.

25.                Defendant Arthur S. Ainsberg is, and has been at all relevant times, a director of MCC, and served as a member of the MCC Special Committee. Mr. Ainsberg served as a director of Nomura Securities International, Inc. from 1996 through December 2014. In September 2012, Mr. Ainsberg was named to the board of directors of Nomura Global Financial Products, Inc., and in July 2013, he was named to the board of directors of Nomura Holding America, Inc., and served on each board through December 2014. In May 2013, Mr. Ainsberg was named to the Board of Directors of AG Mortgage Investment Trust. From July 2003 through May 2012, Mr. Ainsberg served as a director for National Financial Partners Corporation, an independent financial services distribution company. From August 2009 through June 2011, Mr. Ainsberg served as Chief Operating Officer of Lehman Brothers Inc. Prior to this engagement, Mr. Ainsberg served as the Independent Consultant for Morgan Stanley & Co. from December 2003 until July 2009. Previously, Mr. Ainsberg was Chief Operating Officer at two investment partnerships, Brahman Capital Corp. from 1996 to 2000 and Bessent Capital Corp. during 2001.

26.                Defendant Karin Hirtler-Garvey is, and has been at all relevant times, a director of MCC, and served as a member of the MCC Special Committee. Ms. Hirtler-Garvey also serves as a Director of USAA Federal Savings Bank. She also has served as a Director of VA Capital Management, a publicly traded annuities firm, since August 2018, as well as a Director of Victory Capital Holdings, a privately held asset management firm, since October 2014. Ms. Hirtler-Garvey has served as a Director of Western World Insurance Group since December 2006. From August 2017 to August 2018, she served as a Director of Validus Holdings Ltd., the publicly-traded parent company of Western World. Ms. Hirtler-Garvey also served on the board of ARO Liquidation Inc., the successor company to Aeropostale, Inc. Prior to being appointed, Ms. Hirtler-Garvey served on the board of Aeropostale since August 2005. From May 2009 to December 2011, Ms. Hirtler-Garvey was the Chief Risk Executive for Ally Financial Inc. From June 2008 to June 2009, Ms. Hirtler-Garvey also served as a Director for Residential Capital LLC, a subsidiary of GMAC. From March 2005 to December 2008, Ms. Hirtler-Garvey was a principal in a start-up real estate development venture based in New Jersey. From 1995 to 2005, Ms. Hirtler-Garvey held various senior level management positions at Bank of America, including Chief Operating Officer, Global Markets, President of Trust and Credit Banking Products, and Chief Financial Officer/Chief Operating Officer for the Wealth and Investment Management division.

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27.                Defendant John E. Mack is, and has been at all relevant times, a director of MCC, and served as a member of the MCC Special Committee. From November 2002 through September 2005, Mr. Mack served as Senior Managing Executive Officer and Chief Financial Officer of Shinsei Bank, Limited of Tokyo, Japan. Prior to joining Shinsei Bank and for more than 25 years, Mr. Mack served in senior management positions at Bank of America and its predecessor companies, including 12 years as Corporate Treasurer of NationsBank Corporation and NCNB Corporation. From November 2011 through December 2013, Mr. Mack was a member of the board of directors of Residential Capital LLC, and from January 2010 through March 2015, Mr. Mack was Vice-Chairman and a director of Islandsbanki hf and, from September 2008 through January 2016, a member of the board of directors of Flowers National Bank. Mr. Mack is currently a member of the board of directors of Incapital Holdings LLC, Searchlight Minerals Corp., Tiptree Financial Inc. and GlobalMin Ventures Inc.

28.                Defendant Mark Lerdal is, and has been at all relevant times, a director of MCC, and served as a member of the MCC Special Committee. Since April 2014, Mr. Lerdal has been the Executive Chairman of Leaf Clean Energy Company, a closed-end fund focused on renewable energy investments. From 2009 to December 2015, he was a Managing Director of MP2 Capital, LLC, a developer, owner and operator of solar generation assets. Mr. Lerdal served as President of Hydrogen Energy California, a developer of carbon capture and sequestration facility, from September 2011 to February 2013. Prior to that time, he was a Managing Director at KKR Finance in its debt securities division. Mr. Lerdal served as an independent director and member of the Corporate Governance and Conflicts Committee of the Board of Directors of TerraForm Global, Inc. From the consummation of its initial public offering in August 2015 until November 20, 2015. Mr. Lerdal served as an independent director and member of the Corporate Governance and Conflicts Committee of the Board of Directors of TerraForm Power, Inc. from the consummation of its initial public offering in July 2014 until November 20, 2015. Mr. Lerdal also serves as a non- executive board member at Trading Emissions Plc and Onsite Energy Corporation.

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29.                Defendant Richard T. Allorto, Jr. has held the following positions at all relevant times: Chief Financial Officer and Secretary of MCC; Chief Financial Officer, Treasurer and Secretary of Sierra; Chief Financial Officer of MDLY; and Chief Financial Officer of MCC Advisors. Mr. Allorto is also responsible for the financial operations of the various private funds managed by MDLY. In such positions, Mr. Allorto was intricately involved in preparing the projections for MCC, MDLY, and Sierra and for the Combined Company that were utilized by each company’s respective financial advisors in connection with rendering their fairness opinions, including the absurdly high MDLY Projections that were used to calculate the combined pro-forma company projections.

30.                Defendant Medley Capital Corporation (MCC) is a Delaware corporation and a publicly traded non-diversified closed-end management investment company. MCC maintains its principal executive offices at 280 Park Avenue, 6th Floor East, New York, New York. MCC is named as a defendant for its role in facilitating the dissemination of the materially incomplete and misleading Proxy.

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31.                Defendant Medley Management Inc. (MDLY) is a Delaware corporation and a publicly traded asset management firm that maintains its principal executive offices at 280 Park Avenue, 6th Floor East, New York, New York. MDLY is controlled by Medley Group LLC, an entity wholly owned by Management. MDLY manages three permanent capital vehicles, two of which are Sierra and MCC, and a credit interval fund, as well as long-dated private funds and SMAs, with a primary focus on senior secured credit.

32.                Defendant Sierra Income Corporation (Sierra) is a non-diversified closed-end management investment company incorporated in Maryland that maintains its principal executive offices at 280 Park Avenue, 6th Floor East, New York, New York. Sierra has elected to be regulated as a BDC under the Investment Company Act. Sierra is externally managed by SIC Advisors, which is a registered investment adviser with the SEC under the Advisers Act, and a majority owned subsidiary of MDLY.

33.                Defendant Sierra Management, Inc. (Merger Sub) is a Delaware corporation and a newly formed wholly owned subsidiary of Sierra. Merger Sub was formed in connection with and for the sole purpose of the MDLY Merger, pursuant to which MDLY will merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger.

THE DEFENDANTS’ FIDUCIARY DUTIES

34.                The Director/Officer Defendants, as directors and/or officers of MCC, at all relevant times owed Plaintiffs and the Class the duties of care, loyalty, good faith, and candor.

35.                To comply diligently with their fiduciary duties, the directors and/or officers of a company may not take any action that:

a.	Adversely affects the value provided to the corporation’s unaffiliated stockholders;

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b.	Will unnecessarily discourage or inhibit alternative offers to purchase control of the corporation or its assets;
c.	Contractually prohibits themselves from complying with their fiduciary duties;
d.	Will otherwise adversely affect their duty to search for and secure an entirely fair price for the corporation’s stockholders in a merger; and/or
e.	Will provide the directors and/or officers or their affiliates with preferential treatment at the expense of, or separate from, the public stockholders.

36.                In accordance with their duties of loyalty and good faith, the Defendants were obligated to refrain from:

a.	Participating in any transaction where the Defendants’ loyalties were divided;
b.	Participating in any transaction in which they receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or
c.	Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

37.                Directors and officers of Delaware corporations also have a fiduciary duty to disclose fully and fairly all material information within their control when they seek stockholder action.

38.                Furthermore, the Taubes, in their capacity as controlling stockholders of MCC, owed the Company’s remaining stockholders duties of care, loyalty, good faith, and candor. A controlling stockholder is prohibited from exercising corporate power so as to advantage itself while disadvantaging the corporation and its remaining stockholders. Controlling stockholders may not use their control to reap improper gains at the expense of the non-controlling stockholders through unfair self-dealing or other disloyal acts.

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39.                Plaintiffs allege herein that the Defendants, separately and together, in connection with the Proposed Transaction, knowingly or recklessly violated their fiduciary duties, including their duties of loyalty, care, good faith, and candor owed to Plaintiffs and the Class, or aided and abetted such breaches.

FURTHER SUBSTANTIVE ALLEGATIONS

A.	Relevant Background

40.                MDLY is a publicly traded alternative asset management firm offering yield solutions to retail and institutional investors. MDLY focuses on credit-related investment strategies, primarily originating senior secured loans to private middle market companies in the U.S. that have revenues between $50 million and $1 billion.

41.                MCC is a publicly traded non-diversified closed-end management investment company incorporated in Delaware that has elected to be regulated as a BDC under the Investment Company Act. MCC is externally managed by MCC Advisors, which is a registered investment adviser with the SEC under the Advisers Act, and a majority owned subsidiary of MDLY. MCC’s investment objective is to generate current income and capital appreciation by lending directly to privately held middle market companies, primarily through directly originated transactions to help these companies expand their business, refinance and make acquisitions. The Company’s investment portfolio generally consists of senior secured first lien term loans and senior secured second lien term loans. In connection with some of its investments, MCC receives warrants or other equity participation features which it believes will increase the total investment returns.

42.                Sierra is a non-traded, non-diversified closed-end management investment company incorporated in Maryland that has elected to be regulated as a BDC under the Investment Company Act. Sierra is externally managed by SIC Advisors, which is a registered investment adviser with the SEC under the Advisers Act, and a majority owned subsidiary of MDLY.

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43.                The relationship between MDLY, MCC and Sierra, presently and upon consummation of the Proposed Transaction, is depicted below:

Current Structure
Pro Forma Sierra Structure
MDLY (NYSE: MDLY)
Unitholders
Medley LLC
MCC Advisors
SIC Advisors
Other Advisory Entities
Advisory Contract
Advisory Contract
Advisory Contracts
MCC (NYSE: MCC)
Sierra
Private Funds and SMAs, Etc.
Combined Company (NYSE: SRA)
Advisory Contract
Combined Sierra and MCC Portfolio
Merger Sub
Medley LLC
MCC Advisors
Other Advisory Entities
Advisory Contracts
Private Funds and SMAs, Etc.

44.                As set forth above, the members of Management, in particular the Taubes, hold senior positions with the entities involved in the Proposed Transaction and their affiliates, which gave the Taubes significant authority and the ability to control the strategic review and negotiation process.

45.                Furthermore, the Taubes have a significantly greater personal financial interest in MDLY than they do in MCC. Specifically, approximately 80% of MDLY’s economic interest rests with private unitholders, and, upon information and belief, such units are principally owned by the Taubes. As a result, the Taubes’ interests were not aligned with MCC’s other public stockholders, as the Taubes stood to personally benefit from a transaction that extracted value from MCC and transferred such value to MDLY’s stockholders. That is precisely what the Proposed Transaction does—it grossly shortchanges MCC stockholders while allowing MDLY stakeholders—namely the Taubes and Management—to reap a significant amount of cash and maintain their lucrative positions with the post-transaction Combined Company.

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B.	After Failing to Find a Bidder for MDLY, the Taubes and Management Push Through the Proposed Transaction to Advance Their Own Financial Interests at the Expense of MCC’s Stockholders

46.                The Proposed Transaction is the result of the Taubes’ and the remaining members of Management’s plan to combine MCC, MDLY, and Sierra while simultaneously extracting value from MCC for their own personal financial benefit. The members of the MCC Special Committee were powerless to pursue other strategic alternatives for MCC’s stockholders, wholly failed to protect the interests of MCC’s stockholders, and simply went along with the Taubes’ and Management’s plan and approved the Proposed Transaction.

47.                Between May 2017 and May 2018, Management conducted an intense sales process with the goal of finding a bidder willing to acquire MDLY at a significant premium. Despite retaining four investment banks and reaching out to at least 57 parties, no serious takeover proposal for MDLY emerged.

48.                After failing to find a bidder for MDLY, Management devised a plan to extract value from MCC and its stockholders in order to line their own pockets, while simultaneously enabling themselves to maintain their lucrative positions. That is, they formulated a plan to combine MCC, MDLY, and Sierra via a transaction that would allow them to obtain a windfall in cash while leaving MCC’s stockholders with solely an inadequate amount of stock in the Combined Company. The Taubes and Management further ensured that, upon the consummation of the Proposed Transaction, they would maintain their lucrative positions with the Combined Company.

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49.                On June 18, 2018 the Sierra and MDLY boards of directors met, and on June 19, 2018 the MCC board—which included three patently conflicted directors—held a meeting. At these meetings, the respective boards discussed the potential three-way combination of Sierra, MCC, and MDLY proposed by the Taubes and Management. The patently conflicted members of Management, including the Taubes, proposed the basic framework with respect to the proposed business combination to each Special Committee. In other words, from the outset of the so-called “negotiation” process, the Taubes and other members of Management dictated the basic terms of the transaction that the MCC Special Committee would be asked to (and ultimately did) rubber- stamp. The MCC Special Committee failed to exert any independence, such as by considering other strategic alternatives—it simply proceeded to engage in a feigned “negotiation” regarding the basic three-way business combination the Taubes and Management instructed it to consider.

50.                The MCC Special Committee was never truly independent from the Taubes and Management. As the Proxy discloses, “[t]hroughout the process of negotiating the terms of the Mergers…Management participated in meetings with each special committee and its advisors.” Proxy at 61.

51.                The Proxy further concedes that Management attended such meetings as representatives and advocates of their own personal interests:

Members of Management represented their individual interests as holders of the Medley LLC Units and shares of MCC (as described more fully in this Joint Proxy Statement/Prospectus) in negotiating the resulting benefits they would receive from any consideration paid to MCC and MDLY by Sierra.

Proxy at 61.

52.                Such “individual interests” included extracting value out of MCC to line their own pockets. Specifically, an aggregate of 24,839,302 Medley LLC Units—held primarily by the Taubes—are expected to be exchanged for shares of MDLY Class A Common Stock, which, upon the consummation of the Mergers, will be converted into approximately $85.4 million in cash. Furthermore, the Unitholders will receive a $0.35 per share special cash dividend for each MDLY Class A Common Stock they hold.

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53.                In other words, the Taubes and other members of Management are expected to receive approximately $94 million in cash upon converting their Medley LLC Units into MDLY Class A Common Stock, in addition to, in the aggregate, approximately 9,528,356 shares of Sierra Common Stock.

54.                Furthermore, the Taubes and other members of Management that have a pecuniary interest MCC Advisors, including Jeff Tonkel and Richard T. Allorto, Jr., structured the Proposed Transaction to ensure that they will continue to generate personal income for themselves via MCC Advisors, which will serve as the investment advisor to the Combined Company and generate fees via a fee structure that that is likely to create incentives for MCC Advisors that are not fully aligned with the interests of MCC stockholders. MCC Advisors will serve as the investment manager for the Combined Company despite its utter failure to generate value for MCC over the past several years. Between MCC’s initial public offering and the announcement of the Proposed Transaction, it is estimated that MCC Advisors has received substantial fees, as much as $100 million. The Taubes will continue to receive significant compensation through MCC Advisors, as they have ensured that MCC Advisors will manage the Combined Company.

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55.                In addition to ensuring that they would receive a sizeable cash payout for their MDLY stock, the Proxy also notes that “Management negotiated their employment contracts and related compensation from the Combined Company during such meetings.” Proxy at 61. Specifically, if the Proposed Transaction is consummated, the following Director/Officer Defendants and other insiders will serve as the Combined Company’s executive officers, directors, or key employees in the following capacities:

Name	Position(s) to be Held at the Combined Company
Brook Taube	Chief Executive Officer, Chief Investment Officer, and Chairman of the Combined Company Board
Seth Taube	Vice Chairman, Senior Executive Vice President, and Senior Managing Director
Jeff Tonkel	President
Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director
John D. Fredericks	General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director
Samuel Anderson	Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director
Christopher Taube	Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director
Karin Hirtler-Garvey[4]	Director
John E. Mack	Director

56.                Without conducting any form of a market check or contacting any third-parties to gauge their interest in a potential strategic transaction, the MCC Special Committee rubber- stamped the Proposed Transaction after just seven weeks of “negotiations” that resulted in a paltry 0.045 increase from Management’s initially proposed 0.76 exchange ratio to the final, agreed upon 0.805 per share exchange ratio.

57.                On August 9, 2018, the MCC Special Committee met telephonically to consider the most recently updated version of the proposed merger agreement and the financial analyses conducted by its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”). Not surprisingly, Sandler O’Neill was willing to render a fairness opinion in exchange for $2,250,000. Notably, Sandler O’Neill went to great lengths in their “fairness opinion” to disassociate themselves with the process and structure of the Proposed Transaction, stating that their “opinion…does not address the form or structure of the Transaction or any other transactions contemplated in the Agreements, the relative merits of the Transaction as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.” The MCC Special Committee wholly failed to seek a superior alternative bid—it simply hired Sandler O’Neil to provide a so-called fairness opinion that did not consider the form or structure of the Proposed Transaction or compare the Proposed Transaction to any alternative transactions or business strategies. After Sandler O’Neill rendered its fairness opinion, the MCC Special Committee determined to recommend that the full MCC Board, including the conflicted directors, approve the MCC Merger Agreement.

[4]	Karin Hirtler-Garvey is also conflicted through her positions on the boards of directors for other companies. For example, Hirtler-Garvey is on the board of directors of Victory Capital Holdings, which maintains an operating subsidiary in which Sierra holds Senior Secured First Lien Term Loans.

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58.                Subsequently, also on August 9, 2018, the full MCC Board met telephonically and unanimously approved and adopted the MCC Merger Agreement. Later on August 9, 2018, Sierra, MCC, and MDLY issued a joint press release announcing the Proposed Transaction.

C.	MCC Stockholders Criticize MCC’s Directors and Management for Their Poor Job Performance and Note how Significantly Undervalued MCC is in the Proposed Transaction

59.                In light of the patently unfair Merger Consideration, four of MCC’s largest stockholders have expressed their frustration with MCC’s directors and management and communicated their opposition to the Proposed Transaction.

60.                First, on December 3, 2018, Roumell Asset Management LLC (“Roumell”), which holds approximately 2% of MCC’s outstanding shares, openly communicated its intention to vote against the Proposed Transaction.

61.                Roumell explained its position by noting that “[i]n our view, the proposed transaction effectively bails out MDLY owners. Roughly 80% of MDLY’s economic interest rests with private unitholders, and we understand that these units are principally owned by the Taube brothers.”5

[5]	Roumell Asset Management intends to vote against the proposed transaction among Sierra Income Corporation, Medley Capital and Medley Management, PR Newswire (Dec. 3, 2018), available at https://www.prnewswire.com/news-releases/roumell-asset-management-intends-to-vote-against-the-proposed-transaction-among-sierra-income-corporation-medley-capital-and-medley-management-300759025.html.

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62.                Roumell further noted, in light of the disclosures made in the Background of the Mergers section of the Proxy:

[I]t seems that MCC’s board of directors did not seek to maximize MCC’s shareholder value by shopping it as a sole entity, where we believe a superior offer would have been likely. It appears to us that all three entities (MCC, MDLY and Sierra) were shopped as a package deal and, not surprisingly, few were interested in paying a premium for MDLY shares as a condition to owning MCC’s assets.

Id.

63.                Roumell also brought to attention MDLY’s subpar management of MCC, stating:

[G]iven MDLY’s performance in managing MCC, the MCC board should have fired MDLY by now. MDLY’s performance overseeing MCC’s assets is exceptionally poor. To wit, in its September 7, 2018 industry report, leading BDC sell-side firm Janney Montgomery Scott showed MCC’s ROE to be the lowest in its coverage universe for the 1 year, 2 year, 3 year, 4 year, 5 year and 6 year (the latest shown) periods. The average 6 year ROE in Janney’s BDC coverage universe is 8.65% versus MCC’s negative 1.6% ROE. In fact, MCC is the only BDC to have a negative ROE over the past 6 years amongst Janney’s coverage list.

Id. (emphasis added).

64.                Roumell concluded by stating, “[i]n our opinion, MCC’s board effectively threw its shareholders under the bus, while saving MDLY’s public shareholders and private unitholders…To have experienced persistent NAV erosion as an MCC shareholder and then to not even be offered full NAV is insulting and, in our view, the proposed transaction is wrought with conflicts of interest. Accordingly, we cannot, in good conscience, vote in favor of the proposed transaction.” Id.

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65.                On December 13, 2018, FrontFour Capital Group LLC (“FrontFour”), which holds approximately 3.7% of MCC’s outstanding shares, issued an open letter to MCC stockholders conveying its serious concerns about the Proposed Transaction.

66.                FrontFour stated that the Proposed Transaction “fails to maximize value for MCC shareholders and is a brazen attempt by MCC’s external management and the controlling shareholders of MDLY to transfer material value in MCC to MDLY owners, including Brook and Seth Taube.”6

67.                With respect to the sales process, FrontFour noted:

It appears the Board of Directors has failed to seek superior proposals, which we believe is wholly inconsistent with its fiduciary duties. It is not surprising that the Special Committee’s financial advisor, Sandler O’Neill, went to great lengths in their “fairness opinion” to disassociate themselves with the process and structure of the transaction. They stated, “Our opinion…does not address the form or structure of the Transaction or any other transactions contemplated in the Agreements, the relative merits of the Transaction as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.”

Id. (emphasis added).

68.                On December 19, 2018, Moab Capital Partners, LLC (“Moab”), which holds approximately 3% of MCC’s outstanding shares, announced and delivered an open letter to MCC stockholders urging them to vote against the Proposed Transaction.

69.                In support of its position, Moab started by noting that it is “now the third large MCC shareholder to publicly oppose the [Proposed] Transaction in recent days,” and that Company stockholders should reject the Proposed Transaction because “it will cause even further value destruction at a time when the Company’s stock is already trading at a deeply discounted share price due to horrendous stewardship of capital and mismanagement under MCC management and the watch of [the Board].”7

[6]	FrontFour Issues Open Letter to Medley Capital Shareholders, PR Newswire (Dec. 13, 2018), available at https://www.prnewswire.com/news-releases/frontfour-issues-open-letter-to-medley-capital-shareholders-300764668.html (hereinafter referred to as the “FrontFour Letter”) (emphasis added).

[7]	Moab Partners Opposes Medley Capital’s Ill-Advised Proposed Merger in Open Letter to Shareholders, PR NEWSWIRE (Dec. 19, 2018), available at https://www.prnewswire.com/news-releases/moab-partners-opposes-medley-capitals-ill-advised-proposed-merger-in-open-letter-to-shareholders-300768651.html.

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70.                Moab further highlighted the shortcomings of the Company’s management in connection with the Proposed Transaction, stating:

Rather than be held accountable for its failures, management is seeking to further entrench itself through this one-sided Transaction. In addition, we question the integrity and care surrounding the process that led to the Merger Agreement, with particular focus on why the Company failed to consider all strategic alternatives available or negotiate more favorable terms. In sum, the Board failed in its duty to take all steps necessary to maximize the value stockholders received and obtain a reasonable premium. The Merger Consideration inadequately compensates stockholders in light of the Company’s inherent value.

71.                Moab further explained:

The danger posed by MDLY’s track record of incompetence has not been lost on us. MCC currently languishes at a 48% discount to NAV—this is the single largest NAV discount among the 46 BDCs covered by Raymond James’ investment banking group in their “BDC Weekly Insight” report (published December 7, 2018). The persistence of MCC’s enormous NAV discount, which is nearly 4x the BDC average discount of 13%, reflects the fact that MDLY is neither a trustworthy business partner nor a good steward of capital. We believe the only way to ameliorate MCC’s discount is for the Company to terminate MDLY as its external manager and explore strategic alternatives, independently of MDLY and SIC.

Id. at 4 (emphasis added).

72.                Moab reminded MCC stockholders that the same people who are recommending they vote their shares in favor of the Proposed Transaction are also requesting that Company stockholders “accept an additional 8% dilution while the Taube brothers sell their MDLY shares for an astounding 109% premium to MDLY’s closing price prior to the Transaction’s announcement.” Id. at 6.

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73.                Finally, on January 15, 2019, BLR Partners and Josh Schechter (collectively, “BLR”), who owns in excess of 2% MCC’s outstanding shares, publicly announced their intention to vote against the Proposed Transaction. BLR further noted:

Inexplicably, the four “independent directors” Arthur Ainsberg, Karin Hirtler-Garvey, Mark Lerdal and John E. Mack have approved a transaction that we believe facially is not in the best interests of shareholders, that transfers significant value to hopelessly conflicted insiders and that represents a complete abdication of their fiduciary duty to protect the interests of shareholders generally.

Id.

74.                In closing, BLR “demand[ed] for the immediate resignation of each of the independent directors who we believe have forfeited their rights to serve as directors by approving an “inside deal” without running a process to maximize shareholder value. We believe their conduct has irrevocably undermined shareholder trust in their independence and judgment.” Id.

75.                In sum, the Proposed Transaction drastically undervalues MCC and seeks to transfer value from MCC to the Taubes and Management, who will also maintain their leadership positions within the Combined Company despite the fact that they have mismanaged MDLY and MCC for years. The Defendants’ conduct in facilitating the Prosed Transaction constitutes a breach of their fiduciary duties owed to MCC’s public stockholders.

D.	The MCC Merger Agreement’s Unfair Deal Protection Provisions Deter Better Offers for MCC’s Stockholders

76.                The MCC Merger Agreement has a number of provisions that impede interest parties from making MCC’s stockholders a superior offer and prohibit MCC from pursuing a better deal.

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77.                First, the MCC Merger Agreement contains a strict no-solicitation provision, pursuant to which the Company is prohibited from soliciting competing acquisition proposals or, subject to certain exceptions regarding unsolicited proposals, engaging in discussions, or providing information in connection with an alternative acquisition proposal.

78.                The MCC Merger Agreement also contains an information rights and matching rights provision that requires the Company to notify Sierra of any unsolicited competing offers, provide Sierra with information regarding such offers, and negotiate in good faith with Sierra regarding the same. In addition, the Merger Agreement grants Sierra recurring and unlimited matching rights, which provides it with access to confidential, non-public information about competing proposals from third parties that it could use to prepare a matching bid and sufficient time to negotiate with Sierra to amend the terms of the MCC Merger Agreement and make a counter-offer in the event a superior offer is received.

79.                Lastly, if MCC were to terminate the MCC Merger Agreement to pursue a superior proposal, the the Company would be required to pay Sierra a termination fee of up to $6,000,000.

80.                Ultimately, these preclusive deal protection devices contractually restrain MCC’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. These deal protection provisions effectively foreclose any competitive bidder from emerging. The aggregate effect of these preclusive deal protection devices, viewed in light of the materially inadequate consideration offered for MCC shares in the Proposed Transaction, supports an inference that the Director/Officer Defendants were not acting in good faith in approving the terms of the MCC Merger Agreement.

E.	The Materially Incomplete and Misleading Proxy

81.                On December 21, 2018, in order to convince MCC’s stockholders to vote in favor of the Proposed Transaction, the Director/Officer Defendants caused the materially incomplete and misleading Proxy to be disseminated to MCC’s stockholders. The Director/Officer Defendants were obligated to carefully review the Proxy before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, as set forth below, the Proxy misrepresents and omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to vote in favor of the Proposed Transaction.

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82.                First, the Proxy misleads MCC stockholders regarding the value of MDLY and the Combined Company, and falsely states that the projections for MDLY and the Combined Company were based upon “certain assumptions and estimates that Management made in good faith.” Proxy at 135-36. The Proxy further asserts that the projections for MDLY “reflected the best currently available estimates and judgments” of Management as to the future financial performance of MDLY. Proxy at 106. This is false or misleading, as the forecasts provided by Management and used to calculate combined pro-forma company projections (the “Combined Company Projections”) are absurd. Although MDLY’s revenue and EBITDA have been declining since 2014, the forecasts used to assess the Combined Company’s financials assume that MDLY would suddenly return to spectacular growth, with revenue projected to increase by 67% and EBITDA projected to increase by an astounding 205% over the next 3 years. These ridiculous assumptions indicate that the projections in the Proxy were, contrary to how they are described, not actually prepared in good faith, but rather, were put together by conflicted Management to deceive MCC stockholders regarding the purported fairness of the Proposed Transaction to them.

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83.                Relatedly, while the Proxy notes that “projections made by management of MDLY were revised or adjusted” sometime after June 18, 2018, Proxy at 131, it fails to disclose precisely what was “revised or adjusted” and quantify the revisions and adjustments. This information is material to MCC stockholders because, as noted above, it appears that the MDLY Projections were based upon wholly unreasonable assumptions for the purpose of deceiving MCC stockholders about the fairness of the Proposed Transaction. MCC stockholders would therefore find it material to know what the previous unrevised, unadjusted projections for MDLY were. Further, the timing of such revisions and adjustments—sometime between June 18, 2018 and July 27, 2018—is highly suspect, as that was the time period during which it became evident that projections that could be used to justify the respective bankers’ fairness opinions at a particular exchange ratio and merger consideration were necessary.

84.                Additionally, the Proxy notes that, in connection with the unsuccessful sales process MDLY conducted prior to pursuing the Proposed Transaction:

In order to protect the information of MDLY and its affiliates, and to ensure the integrity of the strategic review process, all potential bidders entered into confidentiality agreements with MDLY in connection with its exploration of strategic alternatives, under which potential bidders agreed, among other things, to keep the information they received confidential and to abide by customary “standstill” provisions relating to MDLY, its subsidiaries, Sierra and MCC. Under those standstill provisions, potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period.

Id. at 58 (emphasis added).

85.                The Proxy fails to disclose whether MCC was a signatory to any of these confidentiality agreements, and whether the full MCC board or MCC Special Committee was made aware of these confidentiality agreements at the time they were agreed to by MDLY. The answers to these questions are material to MCC stockholders, because they go to whether the MCC board and MCC Special Committee were active participants in MDLY/Management’s plan to impede third parties from making proposals to acquire MCC.

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86.                Furthermore, if MCC is not a signatory to the agreements, and MDLY’s consent is required for the 6 to 8 parties that remain bound by these agreements to make a superior offer to MCC’s stockholders or request a waiver of such standstill provisions, then the purported right of these parties to “confidentially seek a waiver of the standstill provisions in order to privately submit a competing proposal” to MCC is illusory, as MCC cannot grant a waiver of a standstill provision if MDLY’s consent is contractually required, and MDLY clearly will not grant a waiver to a party that seeks to derail the Proposed Transaction by making MCC’s stockholders a better offer. Thus, the Proxy is misleading with respect to whether MCC has the right to grant a waiver of the standstill provisions that remain in effect.

87.                The Proxy also fails to disclose or misstates material information relating to the sales process leading up to the Proposed Transaction. Specifically, the Proxy states that between July 19, 2018—when the full MCC board charged the MCC Special Committee with the responsibility of evaluating, reviewing, and negotiating the Proposed Transaction—and August 9, 2018—when the MCC Special Committee approved the Proposed Transaction—the MCC Special Committee proposed a higher exchange ratio in favor of MCC stockholders, including a counterproposal that consisted of “stock and some cash.” See, e.g, Proxy at 71-72. However, the Proxy fails to disclose the specific terms of the counterproposals proposed by the MCC Special Committee. Such information is material to MCC stockholders.

88.                Lastly, while the Proxy notes that each of the Medley LLC Unitholders “is a member of Management,” Proxy at 60, it fails to specifically quantify the number of units held by the Taubes. MCC stockholders would find it material to know precisely how many Medley LLC units the Taubes hold, as such information is necessary to fully assess just how conflicted the Taubes are by virtue of the difference in the size of their financial interest in MDLY as compared to their financial interest in MCC.

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89.                In sum, the above-referenced misstatements and omissions render the Proxy materially incomplete and misleading. As a result, Plaintiffs and the Class will be unable to cast a fully-informed vote regarding the Proposed Transaction.

CLASS ACTION ALLEGATIONS

90.                Plaintiffs bring this action as a class action pursuant to New York Civil Practice Law and Rules Article 9 on behalf of themselves and the other public stockholders of MCC (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

91.                This action is properly maintainable as a class action, which is superior to other available methods for the fair and efficient adjudication of the controversy.

92.                The Class is so numerous that joinder of all members is impracticable. As of December 21, 2018, there were approximately 54,474,211 shares of MCC common stock outstanding, held by hundreds to thousands of stockholders. The actual number of public stockholders of MCC will be ascertained through discovery.

93.                Questions of law and fact are common to the Class, including, among others:

a.	Whether the Director/Officer Defendants and Taubes breached their fiduciary duties owed to the Company’s stockholders in connection with the Proposed Transaction;
b.	Whether MCC, MDLY, Sierra, and Merger Sub aided and abetted the Director/Officer Defendants’ and Taubes’ breaches of fiduciary duty; and
c.	Whether Plaintiffs and the Class have suffered damages as a result of the Defendants’ conduct.

94.                Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

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95.                Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.

96.                The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

97.                Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

COUNT I

For Breaches of Fiduciary Duties Against the Director/Officer Defendants in
Their Capacities as Directors and/or Officers of MCC

98.                Plaintiffs incorporate each and every allegation set forth above as if fully set forth herein.

99.                The Director/Officer Defendants have breached their fiduciary duties of care, loyalty, and good faith owed to the stockholders of MCC.

100.              By the acts, transactions, and courses of conduct alleged herein, the Director/Officer Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in MCC.

101.               As demonstrated by the allegations above, the Director/Officer Defendants breached their fiduciary duties of loyalty and good faith by, among other things:

a.	Utilizing the sales process and Proposed Transaction to extract personal financial benefits for themselves, at the expense of MCC’s unaffiliated stockholders;
b.	intentionally and significantly undervaluing MCC in the Proposed Transaction;

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c.	intentionally and utterly failing to take steps to obtain fair consideration for MCC stockholders and maximize their investment in MCC;
d.	failing to act independently to protect the interests of MCC’s public stockholders;
e.	failing to ensure that numerous conflicts of interest faced by Management did not influence the strategic review and negotiation process, and that all conflicts of interest were resolved in the best interests of MCC’s public stockholders;
f.	failing to sufficiently evaluate the merits of the Proposed Transaction to MCC’s stockholders and engage in an entirely fair and meaningful auction with third parties in an attempt to obtain a fair price in connection with a sale of MCC;
g.	Developing and/or turning a blind eye to the development and use of patently absurd projections for MDLY and the Combined Company in order to make the Proposed Transaction appear fairer to MCC’s stockholders; and
h.	failing to disclose all material information to MCC stockholders so they can cast a fully informed vote regarding the Proposed Transactions.

102.              As a result of the Director/Officer Defendants’ actions, Plaintiffs and the Class will suffer damages in that they have not and will not receive a fair price for their MCC common stock. The actual amount of such damages will be determined at trial.

COUNT II

For Breaches of Fiduciary Duties Against the Taubes in
Their Capacities as Controlling Stockholders of MCC

103.              Plaintiffs incorporate each and every allegation set forth above as if fully set forth herein.

104.              The Taubes, by virtue of their control over approximately 14.6% of MCC’s common stock and their positions as officers and/or directors of MCC as well as their positions of authority at MDLY and Sierra, were controlling stockholders of MCC in connection with the Proposed Transaction.

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105.              By the acts, transactions, and courses of conduct alleged herein, the Taubes breached the fiduciary duties they owed to MCC’s remaining public stockholders by, inter alia:

a.	Utilizing their control over the strategic review and negotiation process to extract personal financial benefits for themselves, at the expense of MCC’s remaining stockholders;
b.	intentionally and significantly undervaluing MCC in the Proposed Transaction;
c.	failing to ensure that the numerous conflicts of interest they faced did not influence the strategic review and negotiation process, and that all conflicts of interest were resolved in the best interests of MCC’s remaining public stockholders;
d.	failing to sufficiently evaluate the merits of the Proposed Transaction to MCC’s stockholders and engage in an entirely fair and meaningful auction to obtain a fair price in connection with a sale of MCC; and
e.	developing and/or turning a blind eye to the development and use of patently absurd projections for MDLY and the Combined Company in order to make the Proposed Transaction appear fairer to MCC’s stockholders.

106.              As a result of the Taubes’ actions in their capacities as controlling stockholders of MCC, Plaintiffs and the Class will suffer damages in that they have not and will not receive a fair price for their MCC common stock. The actual amount of such damages will be determined at trial.

COUNT III

Against MCC, MDLY, Sierra and Merger Sub for Aiding and Abetting the
Officer/Director Defendants’ and the Taubes’ Breaches of Fiduciary Duties

107.              Plaintiffs incorporate each and every allegation set forth above as if fully set forth.

108.              MCC, MDLY, Sierra, and Merger Sub knowingly aided and abetted the Director/Officer Defendants’ and the Taubes’ wrongdoing alleged herein. Indeed, as alleged above, MCC, MDLY, Sierra, and Merger Sub are controlled by the Taubes and Management, who utilized their influence and control over MCC, MDLY, Sierra, and Merger Sub to effectuate the Proposed Transaction. The Proposed Transaction could not have been effectuated without MCC’s, MDLY’s, Sierra’s, and Merger Sub’s assistance.

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109.              Furthermore, as set forth above, the Director/Officer Defendants and the Taubes have breached their duty of candor to MCC’s public stockholders by failing to disclose material information regarding the Proposed Transaction in the Proxy. MCC aided and abetted this breach by facilitating the dissemination of the materially incomplete and misleading Proxy to MCC’s stockholders, including by causing the Proxy to be filed with the U.S. Securities and Exchange Commission.

110.              As a result of MCC’s, MDLY’s, Sierra’s, and Merger Sub’s aiding and abetting of the Director/Officer Defendants’ and Taubes’ breaches of fiduciary duties, Plaintiffs and the Class will suffer damages in that they have not and will not receive a fair price for their MCC common stock. The actual amount of such damages will be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand relief in their favor and in favor of the Class and against Defendants as follows:

A.                Declaring that this action is properly maintainable as a class action and certifying Plaintiffs as Class representatives;

B.                Ordering the Defendants to account to Plaintiffs and the Class for all damages suffered as a result of the Defendants’ wrongdoing, including pre and post-judgment interest;

C.                Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

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D.                Granting Plaintiffs and the Class such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury on all issues so triable.

DATED: January 25, 2019	MONTEVERDE & ASSOCIATES PC

/s/ Juan E. Monteverde
Juan E. Monteverde
Miles D. Schreiner
The Empire State Building 350 Fifth Avenue, Suite 4405 New York, NY 10118
Tel.: (212) 971-1341
Fax: (212) 202-7880
Email: jmonteverde@monteverdelaw.com mschreiner@monteverdelaw.com

Counsel for Plaintiffs

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